Form 10-K, Exhibit 13
period 2005-12-31
AMERIPRISE FINANCIAL INC
filed 2006-03-08
CIK 820027

Exhibit 13

[PORTIONS OF THE AMERIPRISE FINANCIAL, INC.

2005 ANNUAL REPORT TO SHAREHOLDERS]

Management’s Discussion and Analysis	22

Forward-Looking Statements	53

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	54

Report of Independent Registered Public Accounting Firm	55

Consolidated Statements of Income	56

Consolidated Balance Sheets	57

Consolidated Statements of Cash Flows	58

Consolidated Statements of Shareholders’ Equity	60

Notes to Consolidated Financial Statements	61

Consolidated Five-Year Summary of Selected Financial Data	99

Glossary of Selected Terminology	101

General Information	102

Management’s Discussion and Analysis

The following information should be read in conjunction with our consolidated financial statements and related notes that follow. Certain key terms are defined in the Glossary of Selected Terminology.

Overview

We are engaged in providing financial planning, products and services that offer solutions for our clients’ asset accumulation, income and protection needs. We also offer asset management and 401(k) products and services to institutional clients. As of December 31, 2005, we had 2.8 million individual, business and institutional clients and a network of over 12,000 financial advisors and registered representatives, including registered representatives of our subsidiary Securities America Financial Corporation (SAFC).

The products and services we provide retail customers, and to a lesser extent, institutional customers, are the primary source of our revenue and net income. Revenue and net income are significantly impacted by the relative investment performance, total value and composition of assets we manage and administer for our retail and institutional clients. These factors, in turn, are largely determined by overall investment market performance and the depth and breadth of our individual client relationships.

During the year, we continued to increase the number of financial planning relationships and increase the depth of our retail client relationships. Our average assets per retail client increased 7%. The percentage of our current clients who have received a financial plan, or have entered into an agreement to receive and have paid for a financial plan, increased to approximately 44% as of December 31, 2005, up from approximately 42% in the prior year.

We compete with a large number of national and regional broker-dealers, banks and independent broker-dealers for both retail client relationships and financial advisors. We believe our focus on personalized financial planning leads to more satisfied clients and facilitates deeper and more persistent individual client relationships. We also believe it provides us a competitive advantage over firms focused primarily on financial transactions or product sales. Additionally, we believe our ability to establish and build financial planning and advice relationships, face-to-face, through our network of more than 12,000 financial advisors and registered representatives, provides competitive advantages, particularly in our target mass affluent market.

Our asset management products and services, the financial results of which are reported in our Asset Accumulation and Income segment, compete with investment products from other asset management companies, banks and brokers. Investment performance is a critical component of competitive positioning for these products, and we have made substantial investments over the past five years that have driven performance improvements. However, we continue to manage through significant redemptions in our mutual funds that are caused by the transition to an open architecture environment. In 2005, we continued to take actions to improve investment performance, including repositioning and assigning a new investment management team for RiverSource New Dimensions Fund®, which we believe will benefit fund shareholders and also improve net asset flows. Our mutual funds are distributed through our own proprietary network, and we anticipate to begin distribution through third parties in 2006. We transact our institutional business directly with clients, without an intermediary for distribution.

Our variable and fixed annuity products, the financial results of which are reported in our Asset Accumulation and Income segment, compete with other products manufactured by insurance and annuity companies, which may be distributed directly, through independent agents, banks and other brokerages. We believe our focus on financial planning, particularly on meeting our clients’ retirement needs, provides us with a competitive advantage in identifying, developing and providing appropriate products for our clients. We distribute these products primarily through our own proprietary network and also through third parties, including banks and other brokerages. In 2005, this competitive advantage, combined with new products and our expansion of distribution channels, resulted in strong net asset flows in our variable annuity products.

Our banking and brokerage products and services, which support our clients’ asset accumulation and income management objectives, are also reported in the Asset Accumulation and Income segment. We offer a broad set of brokerage capabilities through Ameriprise Financial Services, Inc., including wrap accounts, and banking through a transitional agreement with American Express Company (American Express). In 2006, we expect to reestablish our own Federal Savings Bank (FSB). We also offer short-term, cash management investment alternatives through our certificate company.

We offer a number of products to protect our retail clients from risks. Our life and health insurance products and services include variable universal and universal life, disability insurance and term life. These products are distributed through our own proprietary advisor network and compete with products of other life and health insurers. We also selectively offer other companies’ protection products through our proprietary advisor network. We believe our focus on protecting against risks identified through the financial planning process results in more appropriate products for our clients, more satisfied clients, and better economics for us. We also provide auto and home insurance product selection distributed on a direct basis, primarily through marketing alliances.

Financial Targets

It is management’s priority to increase shareholder value over a multi-year horizon by achieving our financial targets, on average and over time. Management measures its progress against these goals excluding accounting changes and the impact of our separation from American Express, specifically, excluding discontinued operations, non-recurring separation costs and AMEX Assurance Company (AMEX Assurance).

The financial targets are:

•                  Annual revenue growth of 6 to 8 percent,

•                  Annual net income growth of 10 to 13 percent, and

•                  Return on average equity of 12 to 15 percent.

During 2006, as part of our capital redeployment plan, management will evaluate the use of an earnings per common share measure for one of its financial targets.

For the year ended 2005, our revenue growth, excluding the impact of the separation, exceeded our target. Our income and return on average equity, both excluding the impact of the separation, fell short of our targets.

Owned, Managed and Administered Assets

We present our owned, managed and administered assets as of the end of the periods indicated. These three categories of assets include the following:

Owned assets.  We refer to certain assets on our consolidated balance sheets as owned assets. These assets primarily include investments in the separate accounts and general accounts of our life insurance subsidiaries, investments of our face-amount certificate subsidiary, cash and cash equivalents, restricted and segregated cash and receivables. Separate account assets are assets that are maintained and established primarily for the purpose of funding our variable annuity and variable universal life insurance products. These assets are only available to fund the liabilities of the variable annuity contractholders and variable universal life insurance policyholders and others with contracts requiring premiums or other deposits to a separate account. We earn management fees based on the market value of assets held in these accounts. All investment performance of separate account assets, net of fees, is passed through to the contractholder or policyholder. Investments recorded on our consolidated balance sheets consist primarily of the fair value of our Available-for-Sale securities and trading securities, equity method investments in hedge funds, as well as mortgage loans on real estate, net of allowance for loan losses. We record the income associated with these investments, including net realized gains and losses associated with these assets and other-than-temporary impairments of these assets, in “Net investment income” in our consolidated statements of income.

Managed assets.  We refer to assets for which we provide investment management and other services as managed assets. Managed assets include assets of our retail clients that are invested in the RiverSource family of mutual funds and retail assets in our wrap accounts (including assets invested in mutual funds managed by other companies), for which we earn fees based on the asset levels of such accounts. Managed assets also include assets managed primarily for institutional clients, such as separately managed accounts, including defined benefit plans. Managed assets include assets managed by sub-advisors selected by us. We receive a fee based on the value of the managed assets, which we generally record under “Management, financial advice and service fees” in our consolidated statements of income (although we include fees from distribution of other companies’ products through our wrap accounts under “Distribution fees”). We do not record managed assets on our consolidated balance sheets.

Administered assets.  We refer to assets for which we provide administrative services for our clients as administered assets. These assets include assets held in clients’ brokerage accounts or invested in other companies’ products (excluding non-proprietary wrap assets included in managed assets above). Administered assets also include certain assets in defined contribution plans, such as mutual funds managed by other companies and investments in a plan sponsor’s stock. We do not exercise investment discretion over these assets and we are not paid a management fee based on the amount of assets administered. We generally record fees received from administered assets under “Distribution fees” in our consolidated statements of income. We do not record administered assets on our consolidated balance sheets.

Our Segments

We have two main operating segments aligned with the financial solutions we offer to address our clients’ needs:

•                  Asset Accumulation and Income.  This segment offers products and services, both our own and other companies’, to help our retail clients address identified financial objectives related to asset accumulation and income management. Products and services in this segment are related to financial advice, asset management, brokerage and banking, and include mutual funds, wrap accounts, variable and fixed annuities, brokerage accounts, financial advice services and investment certificates. This operating segment also serves institutional clients by providing investment management services in separately managed accounts, sub-advisory, alternative investments and 401(k) markets. We earn revenues in this segment primarily through fees we receive based on managed assets and annuity separate account assets. These fees are impacted by both market movements and net asset flows. We also earn net investment income on owned assets, principally supporting the fixed annuity business, and distribution fees on sales of mutual funds and other products.

•                  Protection.  This segment offers a variety of protection products, both our own and other companies’, including life, disability income, long-term care and auto and home insurance to address the identified protection and risk management needs of our retail clients. We earn revenues in this operating segment primarily through premiums and fees that we receive to assume insurance-related risk, fees we receive on owned and administered assets and net investment income we earn on assets on our consolidated balance sheets related to this segment.

Our third operating segment, Corporate and Other, consists of income derived from corporate level assets and unallocated corporate expenses, as well as the results of SAFC, which through its operating subsidiary, Securities America, Inc. (SAI), operates its own separately branded distribution network. This segment also includes non-recurring costs associated with our separation from American Express.

Significant Factors Affecting our Results of Operations and Financial Condition

Separation from American Express

On February 1, 2005, the American Express Board of Directors announced its intention to pursue the disposition of 100% of its shareholdings in our company through a tax-free distribution to American Express shareholders (the Separation). On September 30, 2005, American Express divested 100% of its shareholdings in our company to American Express shareholders (the Distribution). The Separation and Distribution resulted in specifically identifiable impacts to our reported consolidated balance sheets and statements of income.

•                  American Express provided a capital contribution to our company of approximately $1.1 billion to fund costs related to the Separation and Distribution, to adequately support strong debt ratings for our company on the Distribution and to indemnify us for the after-tax cost of $65 million with respect to the comprehensive settlement of a consolidated securities class action lawsuit.

•                  We replaced our inter-company indebtedness with American Express, initially with a bridge loan from selected financial institutions, and on November 23, 2005 through the issuance of $1.5 billion of unsecured senior debt securities with 5- and 10-year maturities.

•                  We have incurred $293 million of pretax non-recurring separation costs through December 31, 2005, and expect to incur a total of approximately $875 million. These costs include advisor and employee retention program costs, costs associated with establishing the Ameriprise Financial brand and costs to separate and reestablish our technology platforms. In addition, we have incurred higher ongoing expenses associated with establishing ourselves as an independent company.

•                  Two businesses were transferred to American Express. The assets, liabilities and results of operations of our former subsidiary, American Express International Deposit Company (AEIDC), are classified as discontinued operations. As discussed in Note 1, effective September 30, 2005, we entered into an agreement to sell our interest in the AMEX Assurance legal entity to American Express within two years after the Distribution for approximately $115 million. This transaction, combined with ceding of all travel and other card insurance business to American Express, created a variable interest entity for U.S. GAAP purposes for which we are not the primary beneficiary. Accordingly, we deconsolidated AMEX Assurance as of September 30, 2005 for U.S. GAAP purposes.

Capital Contribution

In connection with the Separation and Distribution, American Express provided us a capital contribution of approximately $1.1 billion. The capital contribution was intended to cover the separation costs described above, and to provide adequate support for a senior debt rating of our company on the Distribution that allows us to have efficient access to the capital markets and support the current financial strength ratings of our insurance subsidiaries. We contributed $650 million of the capital contribution from American Express to our subsidiary IDS Life Insurance Company (IDS Life) to absorb non-recurring separation costs expected to be incurred by that legal entity and to support its current financial strength ratings.

New Financing Arrangements

On November 23, 2005 we issued $800 million principal amount of 5.35% senior unsecured notes due November 15, 2010 and $700 million principal amount of 5.65% senior unsecured notes due November 15, 2015 (senior notes). The proceeds from the senior notes were used to repay a bridge loan, which was drawn on September 28, 2005 to repay American Express for inter-company loans, and for other general corporate purposes. In September 2005 we also obtained an unsecured revolving credit facility of $750 million expiring in September 2010 from various third-party financial institutions. Under the terms of the credit agreement we may increase the amount of this facility to $1.0 billion and as of December 31, 2005, no borrowings were outstanding under this facility. See “Liquidity and Capital Resources—Description of Indebtedness” and Note 8 to our consolidated financial statements.

Replacement of Services and Operations Provided by American Express

American Express has historically provided a variety of corporate and other support services for our businesses, including information technology, treasury, accounting, financial reporting, tax administration, human resources, marketing, legal, procurement and other services. American Express is continuing to provide us with many of these services pursuant to a transition services agreement. Those services are generally being provided for a term that began after the Distribution and will expire on the earlier to occur of the second anniversary of the Distribution or the date of termination of a particular service pursuant to the transition services agreement. Other than technology-related expenses, we currently expect that the aggregate costs we will pay to American Express under the transition services agreement for continuing services and the costs for establishing or procuring the services that have historically been provided by American Express will not significantly differ from the amounts reflected in our historical consolidated financial statements. However, we have incurred, and expect to incur, significant non-recurring costs for advertising and marketing to establish our new brands and to build our own technology infrastructure.

Marketing and Re-Branding.  As part of the separation, we have entered into a marketing and branding agreement with American Express that grants us the right to use the “American Express” brand name and logo in a limited capacity for up to two years from the Distribution in conjunction with our brand name and logo and, in the names of certain of our products, services and subsidiaries for transitional purposes. The agreement also provides for various reciprocal marketing arrangements and services between the parties. We do not expect to make any significant cash payments to American Express in connection with the marketing and branding agreement.

Technology.  As a stand-alone company, we are installing and implementing information technology infrastructure to support our business functions, including accounting and financial reporting, customer service and distribution, as well as other significant investments to enhance our capabilities as an independent business.

AMEX Assurance

Effective July 1, 2005, our subsidiary, AMEX Assurance, ceded 100% of its travel insurance and card related business offered to American Express customers, to an American Express subsidiary in return for an arm’s length ceding fee. As of September 30, 2005, we entered into an agreement to sell the AMEX Assurance legal entity to American Express within two years after the Distribution. IDS Property Casualty Insurance Company (IDS Property Casualty Co.), doing business as Ameriprise Auto & Home Insurance, uses certain insurance licenses held by AMEX Assurance. We intend on obtaining similar licenses at IDS Property Casualty Co. prior to the sale of AMEX Assurance to American Express.

Threadneedle Acquisition

On September 30, 2003, we acquired Threadneedle Asset Management Holdings Ltd. (Threadneedle) for £340 million in cash (or approximately $565 million at then prevailing exchange rates). In connection with the acquisition, we received a $564 million capital contribution from American Express, which was comprised of $536 million in cash and a $28 million non-cash reduction of liabilities owed to American Express. We also entered into profit-sharing arrangements for certain Threadneedle employees, one of which is based on an annual independent valuation of Threadneedle. For additional information relating to the Threadneedle profit-sharing arrangements, see Note 14 to our consolidated financial statements. We included Threadneedle in our consolidated financial statements as of September 30, 2003, and as a result, recorded $3.6 billion of assets and $3.0 billion of liabilities in our consolidated balance sheets, and added an additional $81.1 billion of owned, managed and administered assets. Approximately 5% of our 14% increase in revenue between 2003 and 2004 was attributable to the consolidation of Threadneedle, as well as 22% of the increase in owned, managed and administered assets in 2003.

Equity Markets and Interest Rates

Equity market and interest rate fluctuations can have a significant impact on our results of operations, primarily due to the effects they have on the asset management fees we earn and the “spread” income generated on our annuities, face-amount certificates and universal life-type products. Asset management fees, which we include in “Management, financial advice and services fees” on our consolidated statements of income, are generally based on the market value of the assets we manage. The interest spreads we earn on our annuity, universal life-type and face-amount certificate products are the difference between the returns we earn on the investments that support our obligations on these products and the amounts we must credit contractholders and policyholders.

Improvements in equity markets generally lead to increased value in our managed assets, while declines in equity markets generally lead to decreased value in our managed assets. Average equity markets were higher in 2005 compared to 2004, resulting in a favorable impact to our management fee revenue.

Interest rate spreads contracted in 2005 compared to 2004, primarily due to rising short-term interest rates, which drove higher crediting rates on our face-amount certificate products.

For additional information regarding our sensitivity to equity risk and interest rate risk, see “Quantitative and Qualitative Disclosures about Market Risks.”

Net Flows

Our owned, managed and administered assets are impacted by market movements and net flows of client assets. Net flows of client assets are a measure of new sales of, or deposits into, our products offset by redemptions of, or withdrawals from, our products. Net flows can have a significant impact on our results of operations due to their impact on our revenues and expenses. Since January 2004, in the aggregate, we have experienced net inflows in our protection, variable annuity, face-amount certificate, wrap account and other companies’ products we offer. During the same time period, we experienced significant net outflows in our proprietary mutual fund and institutional product offerings. In 1999 and 2000, we significantly expanded our distribution of other companies’ mutual funds and our offering of other companies’ investment products under variable universal life (VUL) and variable annuity (VA) policies. This expansion of our branded distribution channel resulted in, and continues to result in, a shift in net flows from proprietary products to non-proprietary products.

Critical Accounting Policies

The accounting and reporting policies that we use affect our consolidated financial statements. Certain of our accounting and reporting policies are critical to an understanding of our results of operations and financial condition, and in some cases the application of these policies can be significantly affected by the estimates, judgments and assumptions made by management during the preparation of our consolidated financial statements. The accounting and reporting policies we have identified as fundamental to a full understanding of our results of operations and financial condition are described below. See Note 2 to our consolidated financial statements for further information about our accounting policies.

Valuation of Investments

The most significant component of our investments is our Available-for-Sale securities. Generally, we carry our Available-for-Sale securities at fair value on our consolidated balance sheets and we record unrealized gains (losses) in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in other asset and liability balances, such as deferred acquisition costs (DAC), to reflect the expected impact on their carrying value had the unrealized gains (losses) been realized as of the respective balance sheet date. At December 31, 2005, we had net unrealized pretax losses on Available-for-Sale securities of $122 million. We recognize gains and losses in our results of operations upon disposition of the securities. We also recognize losses in our results of operations when our management determines that a decline in value is other-than-temporary. This determination requires the exercise of judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. We also consider the extent to which cost exceeds fair value and the duration of that difference, and our management’s judgment about the issuer’s current and prospective financial condition, as well as our ability and intent to hold until recovery. The fair value of approximately 96% of our investment portfolio classified as Available-for-Sale as of December 31, 2005 is determined by quoted market prices. As of December 31, 2005, we had $523 million in gross unrealized losses that related to $22.5 billion of Available-for-Sale securities, of which $5.8 billion have been in a continuous unrealized loss position for 12 months or more. As part of our ongoing monitoring process, our management determined that a majority of the gross unrealized losses on these securities is attributable to changes in interest rates. Additionally, because we have the ability as well as the intent to hold these securities for a time sufficient to recover our amortized cost, we concluded that none of these securities was other-than-temporarily impaired at December 31, 2005.

Deferred Acquisition Costs

For our annuity and life, disability income and long-term care insurance products, our DAC balances at any reporting date are supported by projections that show our management expects there to be adequate premiums or estimated gross profits after that date to amortize the remaining DAC balances. These projections are inherently uncertain because they require our management to make assumptions about financial markets, anticipated mortality and morbidity levels, and policyholder behavior over periods extending well into the future. Projection periods used for our annuity products are typically 10 to 25 years, while projection periods for our life, disability income and long-term care insurance products are often 50 years or longer. Our management regularly monitors financial market conditions and actual policyholder behavior experience and compares them to its assumptions.

For annuity and universal life insurance products, the assumptions made in projecting future results and calculating the DAC balance and DAC amortization expense are our management’s best estimates. Our management is required to update these assumptions whenever it appears that, based on actual experience or other evidence, earlier estimates should be revised. When assumptions are changed, the percentage of estimated gross profits used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in the DAC balance and an increase in DAC amortization expense, while a decrease in amortization percentage will result in an increase in the DAC balance and a decrease in DAC amortization expense. The impact on results of operations of changing assumptions can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

For other life, disability income and long-term care insurance products, the assumptions made in calculating our DAC balance and DAC amortization expense are consistent with those used in determining the liabilities and therefore are intended to provide for adverse deviations in experience and are revised only if our management concludes experience will be so adverse that DAC is not recoverable. If management concludes that DAC is not recoverable, DAC is reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in our consolidated statements of income.

For annuity and life, disability income and long-term care insurance products, key assumptions underlying these long-term projections include interest rates (both earning rates on invested assets and rates credited to policyholder accounts), equity market performance, mortality and morbidity rates and the rates at which policyholders are expected to surrender their contracts, make withdrawals from their contracts and make additional deposits to their contracts. Assumptions about interest rates are the primary factor used to project interest margins, while assumptions about rates credited to policyholder accounts and equity market performance are the primary factors used to project client asset value growth rates, and assumptions about surrenders, withdrawals and deposits comprise projected persistency rates. Our management must also make assumptions to project maintenance expenses associated with servicing our annuity and insurance businesses during the DAC amortization period.

The client asset value growth rate is the rate at which contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Our management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a quarterly basis. We use a mean reversion method as a monthly guideline in setting near-term client asset value growth rates based on a long-term view of financial market performance as well as actual historical performance. In periods when market performance results in actual contract value growth at a rate that is different than that assumed, we will reassess the near-term rate in order to continue to project our best estimate of long-term growth. The near-term growth rate is reviewed to ensure consistency with our management’s assessment of anticipated equity market performance. Our management is currently assuming a 7% long-term client asset value growth rate. If we increased or decreased our assumption related to this growth rate by 100 basis points, the impact on annual DAC amortization expense would be a decrease or increase of approximately $65 million.

We monitor other principal DAC amortization assumptions, such as persistency, mortality, morbidity, interest margin and maintenance expense levels, each quarter and, when assessed independently, each could impact our DAC balances. For example, if we increased or decreased our interest margin on our universal life insurance and on the fixed portion of our variable universal life insurance products by 10 basis points, the impact on annual DAC amortization expense would be a decrease or increase of approximately $5 million. Additionally, if we extended or reduced the amortization periods by one year for variable annuities to reflect changes in premium paying persistency and/or surrender assumptions, the impact on annual DAC amortization expense would be a decrease or increase of approximately $30 million. The amortization impact of extending or reducing the amortization period any additional years is not linear.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions described previously. Unless our management identifies a significant deviation over the course of the quarterly monitoring, our management reviews and updates these DAC amortization assumptions annually in the third quarter of each year. An assessment of sensitivity associated with changes in any single assumption would not necessarily be an indicator of future results.

For details regarding the balances of and changes in DAC for the years ended December 31, 2005, 2004 and 2003, see Note 5 to our consolidated financial statements.

Derivative Financial Instruments and Hedging Activities

The fair values of our derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. In certain instances, the fair value includes structuring costs incurred at the inception of the transaction. The accounting for the change in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any. We currently designate derivatives as cash flow hedges or hedges of net investment in foreign operations or, in certain circumstances, do not designate derivatives as accounting hedges.

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are reported in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged item or transaction impacts earnings. Any ineffective portion of the gain or loss is also reported currently in earnings as a component of net investment income.

For derivative financial instruments that qualify as net investment hedges in foreign operations, the effective portions of the change in fair value of the derivatives are recorded in accumulated other comprehensive income (loss) as part of the foreign currency translation adjustment. Any ineffective portions of net investment hedges are recognized in net investment income during the period of change.

For derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges, changes in fair value are recognized in current period earnings, generally as a component of net investment income. These derivatives primarily provide economic hedges to equity market exposures. Examples include structured derivatives, options and futures that economically hedge the equity components of certain annuity and certificate liabilities, equity swaps and futures that economically hedge exposure to price risk arising from proprietary mutual fund seed money investments, and foreign currency forward contracts to economically hedge foreign currency transaction exposures.

For further details on the types of derivatives we use and how we account for them, see Note 15 to our consolidated financial statements.

Income Tax Accounting

Income taxes, as reported in our consolidated financial statements, represent the net amount of income taxes that we expect to pay to or receive from various taxing jurisdictions in connection with our operations. We provide for income taxes based on amounts that we believe we will ultimately owe. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items and the realization of certain offsets and credits. In the event that the ultimate tax treatment of items or the realization of offsets or credits differs from our estimates, we may be required to significantly change the provision for income taxes recorded in our consolidated financial statements.

In connection with the provision for income taxes, our consolidated financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. Among our deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes.

Our life insurance subsidiaries will not be able to file a consolidated U.S. federal income tax return with the other members of our affiliated group for five tax years following the Distribution which will result in net operating and capital losses, credits, and other tax attributes generated by one group not being available to offset income earned or taxes owed by the other group during the period of non-consolidation. This lack of consolidation could affect our ability to fully realize certain of our deferred tax assets, including the capital losses referred to above.

We are required to establish a valuation allowance for any portion of our deferred tax assets that our management believes will not be realized. It is likely that our management will need to identify and implement appropriate planning strategies to ensure our ability to realize our deferred tax asset relating to capital losses and avoid the establishment of a valuation allowance with respect to it. In the opinion of our management, it is currently more likely than not that we will realize the benefit of our deferred tax assets, including our capital loss deferred tax asset, and, therefore, no such valuation allowance has been established.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their expected impact on our future consolidated results of operations or financial condition, see Note 2 to our consolidated financial statements.

Sources of Revenues and Expenses

We earn revenues from fees received in connection with mutual funds, wrap accounts, assets managed for institutions and separate accounts related to our variable annuity and variable life insurance products. Our protection and annuity products generate revenues through premiums and other charges collected from policyholders and contractholders. We also earn investment income on owned assets supporting these products. We incur various operating costs, primarily compensation and benefit expenses, the majority of which is related to compensating our distribution channel, interest credited to investment certificates and fixed annuities, and provision for losses and benefits for annuities and protection products.

Revenues

Management, financial advice and service fees.  Management, financial advice and service fees primarily represent management and service fees from managed assets and variable annuity fees, including support payments from other companies whose funds are held in separate accounts, as well as wrap account fees and fees received for financial planning and other services. Management and service fees are generally based on the market value of the underlying assets, whereas financial planning fees may be a flat fee or an hourly rate.

Distribution fees.  Distribution fees primarily include point-of-sale fees (such as front-end load mutual fund fees) and asset-based fees (such as 12b-1 distribution and servicing-related fees) that are generally based on a contractual fee as a percentage of assets. We also include fees received under marketing support arrangements for sales of mutual funds and other products of other companies, such as through our wrap accounts, 401(k) plans and on a direct basis, as well as surrender charges on fixed and variable universal life insurance and annuities and fees received from administered assets.

Net investment income.  Net investment income predominantly consists of interest earned on fixed maturity securities classified as Available-for-Sale, mortgage loans on real estate, policy loans and cash and cash equivalents; mark-to-market impact on trading securities and economic hedges and equity method investment in hedge funds; and net realized gains and losses on investments. Net realized gains and losses on investments consist of realized gains and losses on sales of securities and other-than-temporary impairments of securities held in our investment portfolio and gains and losses on certain derivative financial instruments.

Premiums.  Premiums consist of revenues from the auto and home, traditional life, disability income and long-term care insurance products of our Protection segment.

Other revenues.  Other revenues include certain charges assessed on fixed and variable universal life insurance and annuities, primarily the cost of insurance embedded in these products.

Expenses

Compensation and benefits.  Our principal source of expenses is compensation and benefits, which represent the compensation-related expenses associated with sales commissions paid to our financial advisors and registered representatives, and employees of our company. Most commissions are variable, dependent upon the amount of sales to clients or the amounts of assets managed for clients. Field generally represents commissions, post-sale compensation, benefits and other costs associated with our financial advisor and registered representative network. Non-field represents all other human resource costs, including our corporate office employees, Threadneedle employees, other portfolio management employees and Ameriprise Auto & Home Insurance employees.

Interest credited to account values.  Interest credited to account values represents the amounts contributed to contractholder and policyholder account balances for annuity contracts, and variable and fixed universal life policies, as well as amounts credited to investment certificate holder account balances.

Benefits, claims, losses and settlement expenses.  Benefits, claims, losses and settlement expenses represent losses and claims on annuities and protection products (including life, disability, auto and home and long-term care insurance). It also includes changes in the related insurance reserves.

Amortization of deferred acquisition costs.  DAC represents the costs of acquiring new protection, annuity and mutual fund business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity, life, disability income and long-term care insurance and, to a lesser extent, deferred marketing and promotion expenses on auto and home insurance and deferred distribution fees for certain mutual fund products. We defer these costs to the extent they are recoverable from future profits. For our annuity and protection products, we amortize DAC over periods approximating the lives of the business, principally as a percentage of premiums or estimated gross profits associated with the products, depending on the product’s characteristics. For certain mutual fund products, we generally amortize DAC over fixed periods on a straight-line basis adjusted for redemptions. For more information regarding the assumptions underlying DAC amortization, see “—Critical Accounting Policies—Deferred Acquisition Costs” described previously.

Separation Costs.  Separation costs include expenses related to the separation from American Express. Separation costs primarily relate to advisor and employee retention program costs, costs associated with establishing the Ameriprise Financial brand and costs to separate and reestablish our technology platforms.

Other expenses.  Other expenses primarily include advertising costs, information technology costs, legal and regulatory costs, other professional services, communications costs and facilities expenses. These expenses are not associated with the separation from American Express.

Expense Allocations Prior to the Distribution

For the periods preceding the Distribution, we prepared our consolidated financial information as if we had been a stand-alone company. In the preparation of our consolidated financial information for those periods, we made certain allocations of expenses that our management believes to be a reasonable reflection of costs we would have otherwise incurred as a stand-alone company but were paid by American Express. For more information regarding these expenses, see Notes 1 and 21 to our consolidated financial statements.

Our financial information presented may not be indicative of our consolidated results of operations, financial condition or cash flows in the future or what our consolidated results of operations, financial condition or cash flows would have been had we been a separate, stand-alone entity during all periods presented.

Non-GAAP Financial Information

We follow accounting principles generally accepted in the United States (GAAP). This report includes information on both a GAAP and non-GAAP basis. The non-GAAP presentation in this report excludes items that are a direct result of the Separation and Distribution, which consist of discontinued operations, AMEX Assurance and non-recurring separation costs, and also excludes the cumulative effect of accounting change. Our non-GAAP financial measures, which we view as important indicators of financial performance, include:

•                  adjusted revenues or revenues excluding AMEX Assurance;

•                  revenue growth excluding the impact of the separation;

•                  expenses excluding separation costs and AMEX Assurance;

•                  adjusted earnings or income before discontinued operations, cumulative effect of accounting change, AMEX Assurance and non-recurring separation costs;

•                  net income growth excluding the impact of the separation; and

•                  return on average equity excluding the impact of the separation, or adjusted return on equity, using as the numerator adjusted earnings for the last twelve months and as the denominator a five point average of equity excluding both the assets and liabilities of discontinued operations and equity allocated to expected non-recurring separation costs as of the last day of the preceding four quarters and the current quarter.

Management believes that the presentation of these non-GAAP financial measures excluding these specific income statement impacts best reflects the underlying performance of our ongoing operations and facilitates a more meaningful trend analysis. These non-GAAP measures are also used for goal setting, certain compensation related to our annual incentive award program and evaluating our performance on a basis comparable to that used by securities analysts.

Consolidated Results of Operations

The following table presents our consolidated results of operations for the periods indicated.

	2005		2004		2003
Years ended December 31,	Amount	% Change(a)	Amount	% Change(a)	Amount
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$2,578	15%	$2,248	32%	$1,703
Distribution fees	1,150	4	1,101	9	1,015
Net investment income	2,241	5	2,137	3	2,069
Premiums	979	(4)	1,023	14	895
Other revenues	536	4	518	9	473
Total revenues	7,484	7	7,027	14	6,155
Expenses
Compensation and benefits
Field	1,515	14	1,332	25	1,067
Non-field	1,135	19	956	25	766
Total compensation and benefits	2,650	16	2,288	25	1,833
Interest credited to account values	1,310	3	1,268	(8)	1,384
Benefits, claims, losses and settlement expenses	880	6	828	12	740
Amortization of deferred acquisition costs	431	(1)	437	(9)	480
Interest and debt expense	73	40	52	15	45
Separation costs	293	—	—	—	—
Other expenses	1,102	6	1,042	30	800
Total expenses	6,739	14	5,915	12	5,282
Income before income tax provision, discontinued operations and accounting change	745	(33)	1,112	27	873
Income tax provision	187	(35)	287	60	179
Income before discontinued operations and accounting change	558	(32)	825	19	694
Discontinued operations, net of tax	16	(60)	40	(10)	44
Cumulative effect of accounting change, net of tax	—	#	(71)	#	(13)
Net income	$574	(28)	$794	10	$725

(a)                Percentage change calculated using thousands.

#                 Variance of 100% or greater.

The following table presents information regarding our aggregate owned, managed and administered assets as of the end of the periods indicated.

	2005		2004		2003
December 31,	Amount	% Change(a)	Amount	% Change(a)	Amount
	(in billions, except percentages)
Owned, Managed and Administered Assets
Owned Assets:
Managed owned assets
Separate accounts	$41.6	16%	$35.9	17%	$30.8
Investments	39.1	(3)	40.2	4	38.5
Total managed owned assets	80.7	6	76.1	10	69.3
Other(b)	6.2	22	5.1	(8)	5.6
Total owned assets	$86.9	7	$81.2	8	$74.9
Managed Assets:
Managed Assets—Retail
RiverSource (RVS) Mutual Funds	$58.1	(11)	$65.3	(5)	$68.8
Threadneedle Mutual Funds	14.0	15	12.2	14	10.7
Ameriprise Financial Wrap Account Assets—Other company products	46.2	36	34.0	50	22.6
SAI	8.4	52	5.5	38	4.0
Total managed assets—retail	126.7	8	117.0	10	106.1
Managed Assets—Institutional
Separately Managed Accounts/Sub-Advisory	20.4	(6)	21.6	(8)	23.6
Other Institutional	6.8	(26)	9.2	7	8.7
Threadneedle Separately Managed Accounts/Sub-Advisory	102.9	(1)	103.6	23	84.2
Total managed assets—institutional	130.1	(3)	134.4	15	116.5
Managed Assets—Retirement Services
Collective Funds	11.2	(8)	12.1	(4)	12.6
Managed Assets—Eliminations(c)	(4.0)	40	(6.5)	34	(9.9)
Total managed assets	$264.0	3	$257.0	14	$225.3
Administered Assets	$77.3	10	$70.0	15	$60.6
Total Owned, Managed and Administered Assets	$428.2	5	$408.2	13	$360.8

(a)                Percentage change calculated using thousands.

(b)                Includes cash and cash equivalents, restricted and segregated cash and receivables.

(c)                 Includes eliminations from managed assets for owned assets invested in our managed products and separately managed accounts and among managed assets for RVS Fund assets sub-advised by Threadneedle.

#                 Variance of 100% or greater.

The following table reconciles the GAAP consolidated statements of income to the non-GAAP supplemental information, which excludes AMEX Assurance, and the non-GAAP presentation of separation costs. Management believes that the presentation of these non-GAAP financial measures, which excludes discontinued operations, cumulative effect of accounting change, AMEX Assurance and non-recurring separation costs best reflects the underlying performance of our ongoing operations and facilitates a more meaningful trend analysis. The AMEX Assurance travel insurance and card related business was ceded to American Express effective July 1, 2005 and was deconsolidated on a U.S. GAAP basis effective September 30, 2005.

	GAAP			Non-GAAP Supplemental Information
	Consolidated Statements of Income Years Ended December 31,		%	AMEX Assurance Years Ended December 31,		Separation Costs	Non-GAAP Supplemental Information Years Ended December 31,		%
	2005	2004	Change(a)	2005(b)	2004	2005	2005	2004	Change(a)
	(in millions, except percentages)			(in millions, except percentages, unaudited)
Revenues
Management, financial advice and service fees	$2,578	$2,248	15%	$3	$4	$	$2,575	$2,244	15%
Distribution fees	1,150	1,101	4	—	—		1,150	1,101	4
Net investment income	2,241	2,137	5	9	12		2,232	2,125	5
Premiums	979	1,023	(4)	127	245		852	778	10
Other revenues	536	518	4	(1)	(1)		537	519	4
Total revenues	7,484	7,027	7	138	260		7,346	6,767	9
Expenses
Compensation and benefits:
Field	1,515	1,332	14	37	2		1,478	1,330	11
Non-field	1,135	956	19	—	—		1,135	956	19
Total compensation and benefits	2,650	2,288	16	37	2		2,613	2,286	14
Interest credited to account values	1,310	1,268	3	—	—		1,310	1,268	3
Benefits, claims, losses and settlement expenses	880	828	6	(12)	42		892	786	13
Amortization of deferred acquisition costs	431	437	(1)	17	33		414	404	2
Interest and debt expense	73	52	40	—	—		73	52	40
Separation costs	293	—	—	—	—	293	—	—	—
Other expenses	1,102	1,042	6	14	30		1,088	1,012	8
Total expenses	6,739	5,915	14	56	107	293	6,390	5,808	10
Income before income tax provision, discontinued operations and accounting change	745	1,112	(33)	82	153	(293)	956	959	—
Income tax provision	187	287	(35)	26	51	(102)	263	236	12
Income before discontinued operations and accounting change	558	825	(32)	$56	$102	$(191)	$693	$723	(4)
Discontinued operations, net of tax	16	40	(60)
Cumulative effect of accounting change, net of tax	—	(71)	#
Net income	$574	$794	(28)

(a)                Percentage change calculated using thousands.

(b)                For the year ended December 31, 2005, AMEX Assurance premiums include $10 million in intercompany revenues related to errors and omissions coverage.

#                 Variance of 100% or greater.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Overall

Consolidated net income in 2005 was $574 million, down $220 million from $794 million in 2004. Income before discontinued operations, accounting change, AMEX Assurance and non-recurring separation costs was $693 million for the year ended December 31, 2005, down $30 million, or 4% from $723 million a year ago. Net income for the year ended December 31, 2005 was negatively impacted by non-recurring pretax separation costs of $293 million ($191 million after-tax) and the comprehensive settlement of a consolidated securities class action lawsuit of $100 million pretax ($65 million after-tax).

Other significant items included in net income for the year ended December 31, 2005 were an after-tax benefit of $44 million from the third quarter DAC assessment, $43 million in after-tax realized net investment gains, and $56 million in after-tax income from AMEX Assurance. Included in net income for the year ended December 31, 2004 were an after-tax benefit of $15 million from the third quarter DAC assessment, $6 million in after-tax realized net investment gains, and $102 million in after-tax income from AMEX Assurance.

Revenues

Total revenues for the year ended December 31, 2005 increased $457 million to $7.5 billion, up from $7.0 billion in the prior year. Excluding AMEX Assurance, revenues in 2005 were $7.3 billion, an increase of 9% over revenues of $6.8 billion in 2004. The 9% increase was primarily the result of a $331 million rise in management, financial advice and service fees, a $107 million increase in net investment income and a $74 million increase in premiums.

Management, financial advice and service fees increased 15% to $2,578 million. Management, financial advice and service fees without AMEX Assurance increased $331 million to $2,575 million in 2005, primarily driven by higher average asset balances under management due to net inflows and market appreciation. This is reflected by an increase in Strategic Portfolio Services (SPS) Advantage wrap fees of $135 million, an increase in advisory and trust fees, including the impact of Threadneedle, of $93 million, and an increase in separate account fees of $77 million. These increases were partially offset by declines of $36 million in fees related to managing our proprietary mutual funds.

Distribution fees increased $49 million, or 4% to $1,150 million and were not impacted by AMEX Assurance. This increase was primarily driven by a $61 million increase attributable to strong flows and favorable market impacts related to wrap accounts, a $33 million increase in fees from strong sales of non-proprietary mutual funds held outside of wrap accounts, and $32 million related to SAI. These increases were partially offset by declines in fees of $44 million from lower sales of REIT products and a $33 million decrease from lower distribution fees on RiverSource mutual funds.

Net investment income increased $104 million or 5% to $2,241 million. Excluding AMEX Assurance, net investment income grew 5% to $2,232 million from $2,125 million in 2004 driven by a $2.0 billion increase in average earning assets, inclusive of cash equivalents. Included in net investment income are $66 million in pretax net investment gains, including a $36 million net gain on the sale of our retained interests in a collateralized debt obligation (CDO) securitization trust, which compares to $9 million of net investment gains for the year ended December 31, 2004, which included $28 million of non-cash charges related to the liquidation of secured loan trusts (SLTs). Also included in 2005 net investment income are $39 million in pretax gains on trading securities and equity method investments in hedge funds and $19 million in pretax gains from options hedging outstanding stock market certificates and equity indexed annuities. This compares to $54 million pretax gains on trading securities and equity method investments in hedge funds and $32 million in pretax gains from options hedging outstanding stock market certificates and equity indexed annuities in 2004. During the year ended December 31, 2005, gross realized gains and losses on the sale of Available-for-Sale securities were $137 million and $64 million, respectively, and other-than-temporary impairments were $21 million. This compares to gross realized gains and losses on the sale of Available-for-Sale securities of $65 million and $21 million, respectively, and other-than-temporary impairments of $2 million for the year ended December 31, 2004.

Premiums declined $44 million to $979 million in 2005. Premiums excluding AMEX Assurance were $852 million, up $74 million, or 10% from $778 million in 2004. Our auto and home insurance premiums increased $71 million in 2005, driven by a 15% growth in average property and casualty policies in force. Most of the increase in policies in force was generated through the Costco alliance, which was renewed in January 2006 for an additional five-year period. In addition, disability income insurance premiums grew $11 million in 2005.

Other revenues increased $18 million to $536 million in 2005. This increase was due to cost of insurance and other contract charges, which increased $18 million primarily as a result of a 7% increase in variable and fixed universal life contracts in force levels. Agency fees from franchisee financial advisors increased $6 million partially offset by decreases in other revenues of $5 million.

Expenses

Total expenses were $6.7 billion for the year ended December 31, 2005, up $824 million from $5.9 billion for the year ended December 31, 2004. Total expenses excluding separation costs and AMEX Assurance were $6.4 billion, an increase of $582 million, or 10% from $5.8 billion in 2004. The 10% increase is primarily due to a $327 million rise in total compensation and benefits, an additional $106 million of benefits, claims, losses and settlement expenses, an increase of $76 million related to other expenses and a $42 million increase in interest credited to account values.

Compensation and benefits—field increased $183 million to $1,515 million. Compensation and benefits—field without AMEX Assurance were $1,478 million, an 11% increase over $1,330 million in 2004, primarily due to increased sales force compensation driven by strong sales activity and higher wrap account assets. Gross Dealer Concession, an internal measure of field productivity, was up 10% during this same period.

Compensation and benefits—non-field increased $179 million, or 19% to $1,135 million due to increased management incentives, higher benefit costs and merit adjustments. The additional ongoing costs associated with being an independent entity were primarily incurred in this expense line, including higher management and administration costs.

Interest credited to account values increased $42 million, or 3% to $1,310 million. This increase was primarily driven by a $59 million increase in interest credited to certificate holders. These increases were due to higher certificate reserve volume and increased crediting rates driven by the higher short-term interest rate environment. This increase was partially offset by a $19 million decrease in the interest credited on fixed annuities due to declines in related reserve balances.

Benefits, claims, losses and settlement expenses increased $52 million to $880 million. This increase is net of a $60 million decline from the impact of ceding the AMEX Assurance reserves. Excluding AMEX Assurance, benefits, claims, losses and settlement expenses increased $106 million, or 13% to $892 million in 2005 from $786 million in 2004. Higher average auto and home insurance policies in force resulted in an increase of $69 million and an increase in benefit expenses and reserves on life and long-term care insurance contracts drove expense up $37 million.

Amortization of DAC was $431 million in 2005 compared to $437 million in 2004. Excluding AMEX Assurance, amortization of DAC was $414 million in 2005 compared to $404 million in 2004. DAC amortization in 2005 was reduced by $67 million as a result of the annual DAC assessment performed in the third quarter, while DAC amortization in 2004 was reduced by $66 million in the first quarter as a result of lengthening amortization periods for certain insurance and annuity products in conjunction with our adoption of SOP 03-1 and by $24 million as a result of the annual DAC assessment in the third quarter. Equity market conditions and other factors also resulted in increased amortization of DAC in 2005 compared to 2004, particularly for our growing variable annuity business. Somewhat offsetting the impacts of these increases was amortization of DAC associated with mutual funds, which was down $33 million. Sales of the classes of mutual fund shares for which we defer acquisition costs have declined sharply in recent years, leading to lower DAC balances and less DAC amortization. See Note 5 to our consolidated financial statements for additional details about DAC amortization.

We annually perform a comprehensive review in the third quarter and update various DAC assumptions, such as persistency, mortality rate, interest margin and maintenance expense level assumptions. The impact on results of operations from changing assumptions with respect to the amortization of DAC can be either positive or negative in any particular period. As a result of these reviews, we took actions in 2005 and 2004 that impacted the DAC balances and expenses.

The $67 million DAC amortization expense reduction in the third quarter of 2005 consisted of:

•                  a $32 million reduction reflecting changes in previously assumed mortality rates;

•                  a $33 million reduction reflecting lower than previously assumed surrender rates and higher associated surrender charges;

•                  a $6 million reduction from improved average fee revenues;

•                  a $5 million reduction from the annual extension of the mean reversion period by one year; and

•                  a $9 million increase reflecting changes from previously assumed interest rate spreads, modeling changes, account maintenance expenses, and other miscellaneous items.

The $24 million DAC amortization expense reduction in the third quarter of 2004 consisted of:

•                  a $4 million reduction reflecting changes in previously assumed mortality rates;

•                  a $13 million reduction reflecting changes from previously assumed surrender and lapse rates;

•                  a $3 million reduction from the annual extension of the mean reversion period by one year; and

•                  a $4 million reduction reflecting higher than previously assumed interest rate spreads and other miscellaneous items.

Interest and debt expense increased $21 million, or 40% to $73 million, primarily reflecting higher short-term interest rates during the year ended December 31, 2005 as compared to the year ended December 31, 2004.

Other expenses increased $60 million to $1,102 million. Other expenses excluding AMEX Assurance were $1,088 million, an increase of $76 million, or 8% from $1,012 million in 2004. Other expenses in 2005 include $100 million (pre-tax) related to the comprehensive settlement of a consolidated securities class action lawsuit. Also included in 2005 are costs related to mutual fund industry regulatory matters of approximately $40 million, compared to approximately $80 million of similar costs incurred in 2004. See Note 18 to our consolidated financial statements.

Separation costs incurred during the year of $293 million pretax ($191 million after-tax) were primarily related to advisor and employee retention program costs, costs associated with establishing the Ameriprise Financial brand and costs to separate and reestablish our technology platforms. We estimated that we will incur approximately $875 million in total pretax separation costs, some of which will be capitalized and amortized over future periods. The majority of such costs are estimated to be incurred by December 31, 2006.

Income Taxes

Income taxes decreased to $187 million for the year ended December 31, 2005, from $287 million for the year ended

December 31, 2004. The effective tax rate was 25.1% in the year ended December 31, 2005 compared to 25.8% during the year ended December 31, 2004. The lower effective tax rate and income taxes in 2005 relative to 2004 are principally due to the impact of relatively lower levels of pretax income compared to tax-advantaged items in 2005. Additionally, taxes applicable to prior years represent a $20 million tax expense in 2005 and a $20 million tax benefit in 2004. Excluding AMEX Assurance and the tax benefit attributable to separation costs, income taxes increased to $263 million in 2005 from $236 million in 2004, on income before income tax provision, discontinued operations, cumulative effect of accounting change, AMEX Assurance and non-recurring separation costs, of $956 million in 2005 and $959 million in 2004.

The following table reconciles the GAAP consolidated statements of income to the non-GAAP supplemental information excluding AMEX Assurance. Management believes that the presentation of these non-GAAP financial measures, which excludes discontinued operations, cumulative effect of accounting change and AMEX Assurance best reflects the underlying performance of our ongoing operations and facilitates a more meaningful trend analysis. The AMEX Assurance travel insurance and card related business was ceded to American Express effective July 1, 2005 and was deconsolidated on a U.S. GAAP basis effective September 30, 2005.

	GAAP			Non-GAAP Supplemental Information
	Consolidated Statements of Income Years Ended December 31,		%	AMEX Assurance Years Ended December 31,		Non-GAAP Supplemental Information Years Ended December 31,		%
	2004	2003	Change(a)	2004	2003	2004	2003	Change(a)
	(in millions, except percentages)			(in millions, except percentages, unaudited)
Revenues
Management, financial advice and service fees	$2,248	$1,703	32%	$4	$2	$2,244	$1,701	32%
Distribution fees	1,101	1,015	9	—	—	1,101	1,015	9
Net investment income	2,137	2,069	3	12	13	2,125	2,056	3
Premiums	1,023	895	14	245	219	778	676	15
Other revenues	518	473	9	(1)	1	519	472	10
Total revenues	7,027	6,155	14	260	235	6,767	5,920	14
Expenses
Compensation and benefits:
Field	1,332	1,067	25	2	2	1,330	1,065	25
Non-field	956	766	25	—	—	956	766	25
Total compensation and benefits	2,288	1,833	25	2	2	2,286	1,831	25
Interest credited to account values	1,268	1,384	(8)	—	—	1,268	1,384	(8)
Benefits, claims, losses and settlement expenses	828	740	12	42	37	786	703	12
Amortization of deferred acquisition costs	437	480	(9)	33	29	404	451	(10)
Interest and debt expense	52	45	15	—	—	52	45	15
Other expenses	1,042	800	30	30	32	1,012	768	31
Total expenses	5,915	5,282	12	107	100	5,808	5,182	12
Income before income tax provision, discontinued operations and accounting change	1,112	873	27	153	135	959	738	30
Income tax provision	287	179	60	51	45	236	134	75
Income before discontinued operations and accounting change	825	694	19	$102	$90	$723	$604	20
Discontinued operations, net of tax	40	44	(10)
Cumulative effect of accounting change, net of tax	(71)	(13)	#
Net income	$794	$725	10

(a)                Percentage change calculated using thousands.

#                 Variance of 100% or greater.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overall

Consolidated net income in 2004 was $794 million, up $69 million from $725 million in 2003. Income before discontinued operations, accounting change and AMEX Assurance was $723 million for the year ended December 31, 2004, up $119 million, or 20% from $604 million in the prior year, primarily as a result of higher management, financial advice and service fees.

Revenues

Total revenues were $7.0 billion for the year ended December 31, 2004, an increase of $872 million, or 14% compared to $6.2 billion for the year ended December 31, 2003. Excluding AMEX Assurance, revenues increased 14% to $6.8 billion from $5.9 billion in 2003. The increase of 14% is primarily due to an additional $543 million of management, financial advice and service fees, a $102 million increase in premiums, and an $86 million rise in distribution fees.

Management, financial advice and service fees increased by $545 million, or 32% to $2,248 million for the year ended December 31, 2004 compared to $1,703 million in 2003, primarily as a result of higher average managed assets due to our acquisition of Threadneedle and a general improvement in equity markets. Management fees from Threadneedle increased by $295 million primarily due to the inclusion of Threadneedle for a full-year in 2004 as compared to only a quarter in 2003. Excluding the effects of Threadneedle, our management, financial advice and service fees increased due to higher wrap and separate account fees. Wrap account fees increased by $126 million and annuity and separate account fees increased by $67 million, both due to equity market improvements and net inflows, which were only partially offset by decreases in mutual fund performance-based fees. The impact of excluding AMEX Assurance from management, financial advice and service fees was immaterial.

Distribution fees were $1,101 million for the year ended December 31, 2004, an $86 million, or 9% increase compared to $1,015 million for the same period in 2003. The increase was primarily due to a $69 million increase in mutual fund distribution and servicing-related fees, $21 million of brokerage related activity, and $19 million of distribution fees related to SAI, only partially offset by a $14 million decrease in fees from sales of other companies’ REIT products.

Net investment income increased $68 million, or 3% to $2,137 million for the year ended December 31, 2004. Excluding AMEX Assurance, net investment income was $2,125 million in 2004, an increase of 3% compared with $2,056 million in 2003, primarily due to increased net realized gains on Available-for-Sale securities, net of other-than-temporary impairments, and reduced negative yield adjustments resulting from changes in cash flow estimates on certain structured investments. During 2004, gross realized gains and losses on the sale of Available-for-Sale securities were $65 million and $21 million, respectively, and other-than-temporary impairments were $2 million. This compares to 2003 gross realized gains and losses on the sale of Available-for-Sale securities of $307 million and $143 million, respectively, and other-than-temporary impairments of $152 million. Negative yield adjustments on SLTs were $2 million in 2004 compared to $34 million in 2003. The favorable impact of these comparative amounts was offset by $28 million of net charges related to the complete liquidation of one SLT and partial liquidation of two SLTs recorded in 2004.

Premiums were $1,023 million for the year ended December 31, 2004, a $128 million, or 14% increase compared to $895 million for 2003. Premiums without AMEX Assurance were $778 million in 2004, an increase of 15% over premiums of $676 million in 2003. The growth in premiums was primarily due to an increase of $96 million, or 29% in premiums from our auto and home protection products, principally due to automobile insurance sold through our Costco alliance. The overall increase in premium revenues was partially offset by a $13 million decrease in long-term care insurance premiums, which declined as a result of our decision to no longer underwrite long-term care products as of December 31, 2002.

Other revenues increased by $45 million, or 9% to $518 million for the year ended December 31, 2004 compared to $473 million in 2003, primarily as a result of a 7% increase in the number of fixed and variable universal life insurance contracts in force in 2004. The impact of excluding AMEX Assurance from other revenues was immaterial.

Expenses

Total expenses were $5.9 billion for the year ended December 31, 2004, a $633 million, or 12% increase compared to $5.3 billion for the year ended December 31, 2003. Total expenses excluding AMEX Assurance were $5.8 billion compared to $5.2 billion in 2003. The increase of 12% is primarily due to an additional $455 million of total compensation and benefits and a $244 million rise in other expenses, partially offset by a decrease of $116 million related to interest credited to account values.

Compensation and benefits—field increased by $265 million, or 25% to $1,332 million in 2004 compared to $1,067 million in 2003. This increase was primarily due to a higher average number of branded financial advisors, increased advisor production levels resulting in higher commissions, as well as the effect of reduced levels of expense deferrals resulting from the changing mix of product sales. The impact of excluding AMEX Assurance from compensation and benefits—field was immaterial.

Compensation and benefits—non-field increased by $190 million, or 25% to $956 million for the year ended December 31, 2004 compared to $766 million in 2003. Of this increase, $173 million was due to the full-year effect of our September 2003 acquisition of Threadneedle. Excluding the effects of our Threadneedle acquisition, the average number of employees dropped slightly in 2004 compared to 2003.

Interest credited to account values decreased by $116 million, or 8% to $1,268 million in 2004, down from $1,384 million in 2003. This was primarily due to a $96 million decrease in fixed annuities and universal life insurance contracts due to lower crediting rates. The crediting rates on these products decreased primarily due to decreases in long-term interest rates and to a lesser extent due to the impact of lower appreciation in the S&P 500 on equity-indexed annuities in 2004 compared to 2003. Despite the decrease in crediting rates on fixed annuity and universal life products, persistency remained high and in force levels for annuity and life products were up in 2004.

Benefits, claims, losses and settlement expenses increased by $88 million to $828 million in 2004 from $740 million in 2003. Benefits, claims, losses and settlement expenses, excluding AMEX Assurance, were $786 million in 2004 compared to $703 million in 2003, an increase of 12%. This includes a $70 million increase as a result of higher average number of policies in force, partially offset by a reduction in long-term care benefit expenses as a result of our decision to cease underwriting long-term care insurance effective December 31, 2002.

Amortization of DAC was $437 million for the year ended December 31, 2004, a $43 million decrease over the $480 million DAC amortization expense in 2003. DAC amortization without AMEX Assurance was $404 million, down 10% from $451 million in 2003. This decrease was primarily due to a $66 million adjustment associated with the lengthening of amortization periods for certain insurance and annuity products in conjunction with our adoption of SOP 03-1, and approximately $24 million in net favorable DAC adjustments in the third quarter of 2004 as a result of changes to our DAC assumptions as compared to a $2 million net favorable DAC adjustment in the third quarter of 2003.

The $24 million DAC amortization expense reduction in the third quarter of 2004 consisted of:

•                  a $4 million reduction reflecting changes in previously assumed mortality rates;

•                  a $13 million reduction reflecting changes from previously assumed surrender and lapse rates;

•                  a $3 million reduction from the annual extension of the mean reversion period by one year; and

•                  a $4 million reduction reflecting higher than previously assumed interest rate spreads and other miscellaneous items.

The $2 million DAC amortization expense reduction in the third quarter of 2003 consisted of:

•                  a $106 million reduction resulting from extending 10-15 year amortization periods for certain flex annuity products to 20 years based on current measurements of meaningful life;

•                  a $92 million increase resulting from the recognition of premium deficiency on our long-term care products; and

•                  a $12 million net increase across our universal life, variable universal life and annuity products, primarily reflecting lower than previously assumed interest rate spreads, separate account fee rates and account maintenance expenses.

Interest and debt expense increased by $7 million, or 15% to $52 million in 2004 from $45 million in 2003, primarily as a result of increased borrowing under our debt arrangements with American Express. This increase was partially offset by a reduction in the amount of our other debt. AMEX Assurance had no impact on interest and debt expense.

Other expenses increased by $242 million to $1,042 million in 2004 compared to $800 million in 2003. Other expense excluding AMEX Assurance rose 31% to $1,012 million from $768 million in 2003, reflecting the full-year effect of our acquisition of Threadneedle, which increased other expenses by $114 million. Higher costs related to various mutual fund regulatory and legal matters increased other expenses by approximately $80 million, and greater advertising and promotion expense increased other expenses by $39 million.

Income Taxes

Income taxes increased to $287 million in 2004 from $179 million in 2003. Our effective tax rate increased to 25.8% in 2004 from 20.5% in 2003. The higher effective tax rate and income taxes in 2004 relative to 2003 are principally due to the impact of lower levels of tax-advantaged items in pretax income and reduced low income housing credits during 2004, and the one-time effect, recognized in 2003, of favorable technical guidance issued by the Internal Revenue Service related to the taxation of dividend income. Excluding AMEX Assurance, income taxes increased to $236 million in 2004 from $134 million in 2003, on income before income tax provision, discontinued operations, cumulative effect of accounting change and AMEX Assurance of $959 million in 2004 and $738 million in 2003.

Results of Operations by Segment

Years Ended December 31, 2005, 2004 and 2003

The following tables present summary income statement and balance sheet financial data by segment derived from the Notes to our consolidated financial statements for the periods indicated.

	2005		2004		2003
Years ended December 31,	Amount	% Change(a)	Amount	% Change(a)	Amount
	(in millions, except percentages)
Total revenues by segment
Asset Accumulation and Income	$5,024	7%	$4,676	17%	$4,005
Protection	1,946	1	1,923	11	1,733
Corporate and Other	546	27	431	3	419
Eliminations	(32)	#	(3)	(50)	(2)
Consolidated	$7,484	7	$7,027	14	$6,155
Total expenses by segment
Asset Accumulation and Income	$4,377	10	$3,985	18	$3,376
Protection	1,526	6	1,435	(2)	1,462
Corporate and Other	868	74	498	12	446
Eliminations	(32)	#	(3)	(50)	(2)
Consolidated	$6,739	14	$5,915	12	$5,282
Income before income tax provision, discontinued operations and accounting change by segment
Asset Accumulation and Income	$647	(6)	$691	10	$629
Protection	420	(14)	488	80	271
Corporate and Other	(322)	#	(67)	#	(27)
Consolidated	$745	(33)	$1,112	27	$873

(a)                Percentage change calculated using thousands.

#                 Variance of 100% or greater.

December 31,	2005	2004	% Change(a)
	(in millions)
Total assets by segment
Asset Accumulation and Income	$74,032	$69,516	6%
Protection	16,587	13,465	23
Corporate and Other	2,502	4,259	(41)
Assets of discontinued operations	—	5,873	#
Consolidated	$93,121	$93,113	—

(a)                Percentage change calculated using thousands.

#                 Variance of 100% or greater.

Asset Accumulation and Income

The following table presents financial information for our Asset Accumulation and Income segment for the periods indicated.

	2005		2004		2003
Years ended December 31,	Amount	% Change(a)	Amount	% Change(a)	Amount
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$2,243	13%	$1,986	35%	$1,477
Distribution fees	797	2	784	7	736
Net investment income	1,927	4	1,860	5	1,774
Other revenues	57	24	46	#	18
Total revenues	5,024	7	4,676	17	4,005
Expenses
Compensation and benefits—field	983	10	891	26	705
Interest credited to account values	1,166	4	1,125	(9)	1,232
Benefits, claims, losses and settlement expenses	36	(31)	52	#	23
Amortization of deferred acquisition costs	324	6	305	44	212
Interest and debt expense	49	50	33	7	30
Other expenses	1,819	15	1,579	34	1,174
Total expenses	4,377	10	3,985	18	3,376
Income before income tax provision, discontinued operations and accounting change	$647	(6)	$691	10	$629

(a)                Percentage change calculated using thousands.

#                 Variance of 100% or greater.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Income before income tax provision, discontinued operations and accounting change was $647 million for the year ended December 31, 2005, down $44 million, or 6% from $691 million a year ago.

Revenues

Total revenues of $5.0 billion rose $348 million, or 7% from $4.7 billion in the prior year period. The 7% increase is primarily the result of a $257 million rise in management, financial advice and service fees and an additional $67 million related to net investment income.

Management, financial advice and service fees increased $257 million, or 13% to $2,243 million primarily as a result of strong inflows and market appreciation driving a $135 million increase in fees attributable to our wrap accounts, a $72 million rise due to increases in variable annuity asset levels and an additional $77 million of revenue from Threadneedle. The total increase was partially offset by fee declines of $36 million related to the outflows in proprietary mutual funds.

Distribution fees grew $13 million, or 2% to $797 million, on a $61 million increase attributable to strong flows and favorable market impacts related to wrap accounts and a $33 million increase in fees from strong sales of non-proprietary mutual funds held outside of wrap accounts. These increases were partially offset by declines in fees of $44 million from lower sales of REIT products and a $33 million decrease from lower distribution fees on RiverSource mutual funds.

Net investment income increased $67 million, or 4% to $1,927 million, driven by higher average invested assets offset by lower investment yields. Net investment income in 2005 included an increase in net realized investment gains of $36 million compared to 2004. Net investment income included market driven appreciation of $19 million, a decline of $13 million from the prior year, related to options hedging outstanding stock market certificates and equity indexed annuities.

Expenses

Total expenses of $4.4 billion rose $392 million, or 10% from $4.0 billion for the year ended December 31, 2004. This increase was primarily due to a $240 million, or 15% rise in other expenses, an additional $92 million of expenses related to compensation and benefits-field, and a $41 million increase in interest credited to account values.

Compensation and benefits—field increased $92 million, or 10% to $983 million reflecting higher commissions paid driven by stronger sales activity and higher wrap account assets.

Interest credited to account values increased $41 million, or 4% to $1,166 million due to a $59 million increase in interest credited to certificate products, driven by both higher interest crediting rates and higher average volumes. This increase was partially offset by a $19 million decrease in interest credited to fixed annuity products due primarily to average volume declines.

Benefits, claims, losses and settlement expenses decreased $16 million, or 31%, primarily reflecting a decline in incurred claims related to Guaranteed Minimum Death Benefit and gain gross-up (GGU) rider contracts as a result of equity market conditions. This was partially offset by growth in the value of Guaranteed Minimum Withdrawal Benefit rider contracts resulting from strong sales.

Amortization of DAC was $324 million in 2005 compared to $305 million in 2004. DAC amortization in 2005 was reduced by $14 million as a result of the annual DAC assessment performed in the third quarter, while DAC amortization in 2004 was reduced by $43 million in the first quarter as a result of lengthening amortization periods on certain variable annuity products in conjunction with our adoption of SOP 03-1 and by $8 million as a result of the annual DAC assessment in the third quarter. Equity market conditions and other factors also resulted in increased amortization of DAC in 2005 compared to 2004, particularly for our growing variable annuity business. Somewhat offsetting the impacts of these increases was amortization of DAC associated with mutual funds, which was down $33 million. Sales of the classes of mutual fund shares for which we defer acquisition costs have declined sharply in recent years, leading to lower DAC balances and less DAC amortization.

Other expenses increased $240 million, or 15% on higher non-field compensation and benefits attributable to management incentives, higher benefit costs and merit adjustments, and the $100 million comprehensive settlement of a consolidated securities class action lawsuit, partially offset by a decrease in mutual fund industry regulatory costs of approximately $40 million.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Income before income tax provision, discontinued operations and accounting change was $691 million for the year ended December 31, 2004, up $62 million, or 10% from $629 million a year ago.

Revenues

Total revenues were $4.7 billion for the year ended December 31, 2004, a $671 million, or 17% increase compared to $4.0 billion for the year ended December 31, 2003. The increase in total revenue is primarily a result of a $509 million rise in management, financial advice and service fees, an $86 million increase in net investment income and an additional $48 million of distribution fees.

Management, financial advice and service fees increased $509 million, or 35% as a result of higher average managed assets and the acquisition of Threadneedle. A significant portion of the increase in our managed assets was due to the full-year impact of our September 2003 acquisition of Threadneedle and net inflows of our SPS wrap product, as well as general improvement in the equity markets.

The $48 million, or 7% increase in distribution fees is primarily a result of greater mutual fund fees driven principally by fees earned on sales of non-proprietary mutual funds within our wrap products as well as increased retail and institutional brokerage fees, partially offset by decreases in fees from sales of other companies’ REIT products.

Net investment income increased $86 million, or 5%, reflecting higher net realized gains on Available-for-Sale securities and significant improvements in other net gains and losses as noted in the discussion of our consolidated results of operations.

Expenses

Total expenses were $4.0 billion for the year ended December 31, 2004, a $609 million, or 18% increase compared to $3.4 billion for the year ended December 31, 2003. This increase was primarily due to a $405 million, or 34% rise in other expenses, a $186 million increase in compensation and benefits-field, and an additional $93 million of amortization of DAC. The increase was partially offset by a $107 million decrease related to interest credited to account values.

Compensation and benefits-field increased $186 million, or 26% due to higher commissions from increased financial advisor production levels, and a reduction in the level of expense deferrals as a result of the changing mix of product sales.

Interest credited to account values decreased by $107 million, or 9%, primarily due to lower interest crediting rates on our annuity and face amount certificate products.

Amortization of DAC was $305 million in 2004 compared to $212 million in 2003. DAC amortization in 2004 was reduced by $43 million in the first quarter as a result of lengthening amortization periods on certain variable annuity products in conjunction with our adoption of SOP 03-1 and by $8 million as a result of the annual DAC assessment in the third quarter. DAC amortization in 2003 was reduced by $109 million as a result of the annual DAC assessment in the third quarter, primarily as a result of extending amortization periods on certain other variable annuity products.

Other expenses increased $405 million, or 34% primarily due to the full-year effect of our September 2003 acquisition of Threadneedle, higher salaries and benefits, and increased management incentive costs for employees.

Protection

The following table presents financial information for our Protection segment for the periods indicated.

	2005		2004		2003
Years ended December 31,	Amount	% Change(a)	Amount	% Change(a)	Amount
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$67	15%	$58	30%	$44
Distribution fees	106	1	105	3	102
Net investment income	337	7	316	10	288
Premiums	1,001	(2)	1,023	14	895
Other revenues	435	4	421	4	404
Total revenues	1,946	1	1,923	11	1,733
Expenses
Compensation and benefits—field	126	41	90	14	79
Interest credited to account values	144	—	143	(6)	152
Benefits, claims, losses and settlement expenses	844	9	777	8	717
Amortization of deferred acquisition costs	108	(18)	132	(51)	268
Interest and debt expense	24	28	19	28	15
Other expenses	280	1	274	19	231
Total expenses	1,526	6	1,435	(2)	1,462
Income before income tax provision, discontinued operations and accounting change	$420	(14)	$488	80	$271

(a)                Percentage change calculated using thousands.

#                 Variance of 100% or greater.

The following table reconciles the Protection segment to non-GAAP supplemental information excluding AMEX Assurance. Management believes that the presentation of financial measures excluding AMEX Assurance best reflects the underlying performance of our ongoing operations and facilitates a more meaningful trend analysis. The AMEX Assurance travel insurance and card related business was ceded to American Express effective July 1, 2005 and was deconsolidated on a U.S. GAAP basis effective September 30, 2005.

				Non-GAAP Supplemental Information
	Protection Years Ended December 31,		%	AMEX Assurance Years Ended December 31,		Protection excluding AMEX Assurance Years Ended December 31,		%
	2005	2004	Change(a)	2005(b)	2004	2005	2004	Change(a)
	(in millions, except percentages, unaudited)			(in millions, except percentages, unaudited)
Revenues
Management, financial advice and service fees	$67	$58	15%	$3	$4	$64	$54	17%
Distribution fees	106	105	1	—	—	106	105	1
Net investment income	337	316	7	9	12	328	304	8
Premiums	1,001	1,023	(2)	127	245	874	778	12
Other revenues	435	421	4	(1)	(1)	436	422	4
Total revenues	1,946	1,923	1	138	260	1,808	1,663	9
Expenses
Compensation and benefits—field	126	90	41	37	2	89	88	3
Interest credited to account values	144	143	—	—	—	144	143	—
Benefits, claims, losses and settlement expenses	844	777	9	(12)	42	856	735	17
Amortization of deferred acquisition costs	108	132	(18)	17	33	91	99	(8)
Interest and debt expense	24	19	28	—	—	24	19	28
Other expenses	280	274	1	14	30	266	244	8
Total expenses	1,526	1,435	6	56	107	1,470	1,328	11
Income before income tax provision, discontinued operations and accounting change	$420	$488	(14)	$82	$153	$338	$335	1

(a)                Percentage change calculated using thousands.

(b)                For the year ended December 31, 2005, AMEX Assurance premiums include $10 million in intercompany revenues related to errors and omissions coverage.

 #              Variance of 100% or greater.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Income before income tax provision, discontinued operations and accounting change was $420 million for the year ended December 31, 2005, compared to $488 million a year ago. Excluding AMEX Assurance, income before income tax provision, discontinued operations and accounting change was $338 million in 2005 compared to $335 million in 2004.

Revenues

Total revenues of $1.9 billion increased $23 million from $1.9 billion in the year ago period. Revenues excluding AMEX Assurance were $1.8 billion in 2005, an increase of $145 million, or 9% over revenues of $1.7 billion in 2004. The 9% increase is primarily due to an additional $96 million related to premiums, a $24 million increase in net investment income and a $14 million rise in other revenues.

Net investment income increased $21 million from $316 million for the year ended December 31, 2004. Net investment income excluding AMEX Assurance rose $24 million, or 8%, primarily due to higher average invested assets.

Premiums of $1,001 million for the year ended December 31, 2005 decreased $22 million from $1,023 million in the year ago period. Premiums excluding AMEX Assurance were $874 million in 2005, an increase of $96 million, or 12%, primarily due to a $71 million rise in premiums from auto and home insurance products.

Other revenues increased $14 million, or 4% as a result of a $13 million increase in the cost of insurance on higher average variable and fixed universal life policies in force.

Expenses

Total expenses of $1.5 billion increased $91 million from $1.4 billion in the year ended December 31, 2004. Excluding AMEX Assurance, total expenses increased 11% to $1.5 billion in 2005 from $1.3 billion in 2004. The increase of $142 million, or 11% is due to a $121 million rise in benefits, claims, losses and settlement expenses and a $22 million increase in other expenses.

Compensation and benefits—field increased by $36 million to $126 million in 2005 compared to $90 million in 2004. Compensation and benefits—field excluding AMEX Assurance increased 3% to $89 million in 2005 from $88 million in 2004.

Benefits, claims, losses and settlement expenses were $844 million in 2005, an increase of $67 million over 2004. Excluding AMEX Assurance, these expenses rose $121 million, or 17% to $856 million in 2005 from $735 million in 2004. The increase primarily included a $69 million increase due to higher average auto and home insurance policies in force, a $17 million increase due to higher life insurance in force levels, and a $13 million increase in the expense for future policy benefits in 2005 related to the inclusion of an explicit maintenance reserve for long-term care insurance.

Amortization of DAC was $108 million in 2005 compared to $132 million in 2004. Amortization of DAC excluding AMEX Assurance was $91 million in 2005 compared to $99 million in 2004. DAC amortization in 2005 was reduced by $53 million as a result of the annual DAC assessment performed in the third quarter, while DAC amortization in 2004 was reduced by $23 million in the first quarter as a result of lengthening amortization periods on certain life insurance products in conjunction with our adoption of SOP 03-1 and by $16 million as a result of the annual DAC assessment in the third quarter.

The following table reconciles the Protection segment to non-GAAP supplemental information excluding AMEX Assurance. Management believes that the presentation of financial measures excluding AMEX Assurance best reflects the underlying performance of our ongoing operations and facilitates a more meaningful trend analysis. The AMEX Assurance travel insurance and card related business was ceded to American Express effective July 1, 2005 and was deconsolidated on a U.S. GAAP basis effective September 30, 2005.

				Non-GAAP Supplemental Information
	Protection Years Ended December 31,		%	AMEX Assurance Years Ended December 31,		Protection excluding AMEX Assurance Years Ended December 31,		%
	2004	2003	Change(a)	2004	2003	2004	2003	Change(a)
	(in millions, except percentages, unaudited)			(in millions, except percentages, unaudited)
Revenues
Management, financial advice and service fees	$58	$44	30%	$4	$2	$54	$42	30%
Distribution fees	105	102	3	—	—	105	102	3
Net investment income	316	288	10	12	13	304	275	10
Premiums	1,023	895	14	245	219	778	676	15
Other revenues	421	404	4	(1)	1	422	403	4
Total revenues	1,923	1,733	11	260	235	1,663	1,498	11
Expenses
Compensation and benefits—field	90	79	14	2	2	88	77	14
Interest credited to account values	143	152	(6)	—	—	143	152	(6)
Benefits, claims, losses and settlement expenses	777	717	8	42	37	735	680	8
Amortization of deferred acquisition costs	132	268	(51)	33	29	99	239	(59)
Interest and debt expense	19	15	28	—	—	19	15	28
Other expenses	274	231	19	30	32	244	199	23
Total expenses	1,435	1,462	(2)	107	100	1,328	1,362	(3)
Income before income tax provision, discontinued operations and accounting change	$488	$271	80	$153	$135	$335	$136	#

(a)                Percentage change calculated using thousands.

 #              Variance of 100% or greater.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Income before income tax provision, discontinued operations and accounting change was $488 million for the year ended December 31, 2004, compared to $271 million for the year ended December 31, 2003. Excluding AMEX Assurance, income before income tax provision, discontinued operations and accounting change was $335 million in 2004 compared to $136 million in 2003.

Revenues

Total revenues were $1.9 billion for the year ended December 31, 2004, a $190 million increase compared to $1.7 billion for the year ended December 31, 2003. Revenues excluding AMEX Assurance increased 11% to $1.7 billion from $1.5 billion in 2003. The increase of $165 million, or 11% is primarily due to an additional $102 million of premiums, a $29 million increase in net investment income and a $19 million rise in other revenues.

Net investment income increased $28 million from $288 million for the ended December 31, 2003. Net investment income without AMEX Assurance was $304 million for the year ended December 31, 2004, an increase of $29 million, or 10% from $275 million for the year ended December 31, 2003. The increase was primarily driven by reduced losses on Available-for-Sale securities and significant improvement in other net gains and losses.

Premiums for the year ended December 31, 2004 were $1,023 million, an increase of $128 million from the year ended December 31, 2003. Premiums excluding AMEX Assurance were $778 million for the year ended December 31, 2004, a $102 million, or 15% increase over the year ago period, reflecting increased sales of our auto and home protection products, primarily auto insurance sold through our Costco alliance.

Expenses

Total expenses were $1.4 billion for the year ended December 31, 2004, a decrease of $27 million from $1.5 billion for the year ended December 31, 2003. Excluding AMEX Assurance, total expenses were $1.3 billion in 2004, a decrease of 3% from total expenses of $1.4 billion in 2003. The 3% decrease was primarily due to a $140 million decline in amortization of DAC, partially offset by a $55 million increase in benefits, claims, losses and settlement expenses and an additional $45 million of other expenses.

Benefits, claims, losses and settlement expenses were $777 million for the year ended December 31, 2004 compared to $717 million for the year ended December 31, 2003. Benefits, claims, losses and settlement expenses without AMEX Assurance increased $55 million, or 8% from $680 million for 2003. This increase resulted from a rise in the average number of policies in force.

Amortization of DAC was $132 million in 2004 compared to $268 million in 2003. Amortization of DAC excluding AMEX Assurance was $99 million in 2004 compared to $239 million in 2003. DAC amortization in 2004 was reduced by $23 million in the first quarter as a result of lengthening amortization periods on certain life insurance products in conjunction with our adoption of SOP 03-1, and by $16 million as a result of the annual DAC assessment in the third quarter. DAC amortization in 2003 was increased by $107 million as a result of the annual DAC assessment in the third quarter, primarily as a result of recognizing a premium deficiency related to the Company’s long-term care business.

Other expenses were $274 million for the year ended December 31, 2004 compared to $231 million for the year ended December 31, 2003. Other expenses excluding AMEX Assurance were $244 million for the year ended December 31, 2004, an increase of $45 million, or 23% compared to $199 million for the year ended December 31, 2003. The additional expenses were primarily due to higher advertising and promotional expenses.

Corporate and Other

The following table presents financial information for our Corporate and Other segment for the periods indicated.

	2005		2004		2003
Years ended December 31,	Amount	% Change(a)	Amount	% Change(a)	Amount
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$268	32%	$204	12%	$182
Distribution fees	247	17	212	20	177
Net investment income (loss)	(23)	39	(39)	#	7
Premiums(b)	(22)	—	—	—	—
Other revenues	76	37	54	3	53
Total revenues	546	27	431	3	419
Expenses
Compensation and benefits—field	406	15	351	24	283
Interest credited to account values	—	—	—	—	—
Benefits, claims, losses and settlement expenses	—	#	(1)	—	—
Amortization of deferred acquisition costs	(1)	—	—	—	—
Interest and debt expense	—	—	—	—	—
Separation costs	293	—	—	—	—
Other expenses	170	15	148	(10)	163
Total expenses	868	74	498	12	446
Loss before income tax provision, discontinued operations and accounting change	$(322)	#	$(67)	#	$(27)

(a)                Percentage change calculated using thousands.

(b)                Represents the elimination of intercompany errors and omissions recorded in the Protection segment.

 #              Variance of 100% or greater.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Loss before income tax provision, discontinued operations and accounting change was $322 million for the year ended December 31, 2005, compared to $67 million a year ago. Loss before income tax provision, discontinued operations, accounting change and separation costs was $29 million, an improvement of $38 million over the loss in 2004.

Revenues

Total revenues of $546 million increased $115 million, or 27% from $431 million for the year ended December 31, 2004, primarily due to a $64 million increase in management, financial advice and service fees, a $35 million increase in distribution fees and an additional $22 million of other revenue at SAI.

The total increase was offset by $22 million of declines related to premium revenues.

Management, financial advice and service fees grew $64 million, or 32%, to $268 million for the year ended December 31, 2005, including an increase of $34 million due to growth in assets managed and advice fees at SAI.

Distribution fees grew $35 million, or 17% to $247 million for the year ended December 31, 2005, and included a $32 million increase from greater sales activity at SAI.

Net investment loss decreased $16 million, or 39% to a loss of $23 million for the year ended December 31, 2005. These losses are primarily the result of amortization of affordable housing investments.

Expenses

Total expenses of $868 million increased by $370 million from $498 million for the year ended December 31, 2004. Total expenses before separation costs were $575 million, an increase of $77 million over 2004. This increase was primarily attributable to higher expense in compensation and benefits—field, which rose $55 million to $406 million as a result of higher commissions paid at SAI.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Loss before income tax provision and discontinued operations was $67 million for the year ended December 31, 2004, compared to $27 million for the year ended December 31, 2003.

Revenues

Total revenues were $431 million for the year ended December 31, 2004, a $12 million, or 3% increase compared to $419 million for the year ended December 31, 2003. The increase in revenues primarily resulted from increased distribution fees and management, financial advice and service fees due to increased activity at SAI.

Expenses

Total expenses were $498 million for the year ended December 31, 2004, a $52 million, or 12% increase compared to $446 million for the year ended December 31, 2003. This increase in total expenses was primarily due to an increase in field compensation and benefits, which resulted principally from increased commissions paid as a result of increased activity at SAI.

Financial Condition

The following table presents selected information from our audited consolidated balance sheets as of December 31 for the years indicated.

	2005	2004	% Change(a)
	(in millions, except percentages)
Investments(b)	$39,100	$40,232	(3)%
Separate account assets(c)	41,561	35,901	16
Total assets	93,121	93,113	—
Future policy benefits and claims(c)	32,731	33,253	(2)
Investment certificate reserves	5,649	5,831	(3)
Payable to American Express	52	1,751	(97)
Debt	1,833	385	#
Separate account liabilities(c)	41,561	35,901	16
Total liabilities	85,434	86,411	(1)
Total shareholders’ equity	7,687	6,702	15

(a)                Percentage change calculated using thousands.

(b)                Includes $32,530 million and $33,153 million as of December 31, 2005 and 2004, respectively, of investments held by our insurance subsidiaries.

(c)                 All amounts are held by our insurance subsidiaries.

 #              Variance of 100% or greater.

We took several actions in 2005 to strengthen our balance sheet and reduce our risk profile:

•                  We improved the credit quality of our balance sheet by liquidating $1.2 billion of lower quality, structured assets. This included the liquidation of two SLTs and the sale of beneficial interests in a CDO securitization trust.

•                  We improved our capital structure by: (i) receiving $1.065 billion of equity capital infusion from American Express Company and (ii) issuing $1.5 billion of long-term, senior, unsecured debt to refinance short-term bridge financing and for general corporate purposes.

•                  We improved the capitalization of IDS Life. Our year-end reported Risk-Based Capital (as defined by the National Association of Insurance Commissioners, see Note 11 to our consolidated financial statements) ratio improved to 435% in 2005 from 355% in 2004.

•                  We reduced interest rate risk by shortening the duration of our investment portfolio.

Our total assets increased slightly and our liabilities decreased as of December 31, 2005 from December 31, 2004. The transfer of AEIDC to American Express on August 1, 2005 decreased total assets and liabilities. AEIDC had total assets and liabilities of $5.9 billion and $5.6 billion, respectively, as of December 31, 2004. The decreases attributed to the AEIDC transfer were offset by             an increase in separate account assets and liabilities, which increased primarily as a result of net client inflows and market appreciation.

Investments primarily include corporate debt and mortgage and other asset-backed securities. At December 31, 2005, our corporate debt securities comprise a diverse portfolio with the largest concentrations, accounting for approximately 69% of the portfolio, in the following industries: banking and finance, utilities, and communications and media. Investments also include $3.1 billion and $3.2 billion of mortgage loans on real estate as of December 31, 2005 and December 31, 2004, respectively. Investments are principally funded by sales of insurance, annuities and investment certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations.

Investments include $2.8 billion of below investment grade securities (excluding net unrealized appreciation and depreciation) at December 31, 2005 and $3.0 billion at December 31, 2004. These investments represent 7.2% and 7.8% of our investment portfolio at December 31, 2005 and December 31, 2004, respectively. Non-performing assets relative to invested assets (excluding short-term cash positions) were 0.02% at December 31, 2005 and 0.03% at December 31, 2004.

Our management believes a more relevant measure of exposure of our below investment grade securities and non-performing assets should exclude $197 million and $230 million at December 31, 2005 and December 31, 2004, respectively, of below investment grade securities (excluding net unrealized appreciation and depreciation), which were recorded as a result of the adoption of FIN 46. These assets are not available for our general use as they are for the benefit of the CDO-debt holders, and reductions in value of such investments will be fully absorbed by the third party investors. Excluding the impacts of FIN 46, investments include $2.6 billion at December 31, 2005 and $2.8 billion at December 31, 2004 of below investment grade securities (excluding net unrealized appreciation and depreciation). They represent 6.7% of our investment portfolio at December 31, 2005, down from 7.2% at December 31, 2004. Non-performing assets relative to invested assets (excluding short-term cash positions) were not substantial at both December 31, 2005 and December 31, 2004.

As of December 31, 2005, we continued to hold investments in CDOs that we manage that were not consolidated pursuant to the adoption of FIN 46 as we were not considered the primary beneficiary. As a condition to managing certain CDOs, we are generally required to invest in the residual or “equity” tranche of the CDO, which is typically the most subordinated tranche of securities issued by the CDO entity. As an investor in the residual tranche of CDOs, our return correlates to the performance of portfolios of high-yield bonds and/or bank loans comprising the CDOs. Our exposure as an investor is limited solely to our aggregate investment in the CDOs, and we have no obligations or commitments, contingent or otherwise, that could require any further funding of such investments. As of December 31, 2005, the carrying values of the CDO residual tranches we manage were $37 million.

Our exposure to CDOs and other structured investments, namely SLTs, was significantly higher in prior periods. During the second quarter of 2005, we sold all of our retained interest in a CDO-related securitization trust and realized a net pretax gain of $36 million. The carrying value of this retained interest was $705 million at December 31, 2004, of which $523 million was considered investment grade. Additionally, we have liquidated our interest in all three SLTs which were previously consolidated under FIN 46. One SLT was liquidated in 2004, resulting in a cumulative net pretax charge of $24 million during the year ended December 31, 2004 and the other two SLTs were liquidated in 2004 and 2005 resulting in a $4 million pretax charge in 2004 and a $14 million pretax gain for the year ended December 31, 2005. There is no remaining exposure related to these SLTs as of December 31, 2005.

Separate account assets represent funds held for the exclusive benefit of variable annuity and variable life insurance contract holders. These assets are generally carried at market value, and separate account liabilities are equal to separate account assets. We earn investment management, administration and other fees from the related accounts. The increase in separate account assets and liabilities to $41.6 billion as of December 31, 2005 compared to $35.9 billion as of December 31, 2004, resulted from net inflows of $3.2 billion and market appreciation and foreign currency translation of $2.5 billion.

We hold reserves for current and future obligations that are primarily related to fixed annuities, certain guaranteed payments under variable annuities, face-amount certificates and life, disability and long-term care insurance. Reserves related to fixed annuities, guarantees under variable annuities and life, disability and long-term care insurance are reflected in future policy benefits and claims in our consolidated balance sheets. We record reserves associated with our obligations related to face-amount certificates under investment certificate reserves in our consolidated balance sheets. Reserves for fixed annuities, universal life contracts and face-amount certificates are equal to the underlying contract accumulation values. Reserves for other life, disability and long-term care insurance products are based on various assumptions, including mortality rates, morbidity rates and policy persistency.

Liquidity and Capital Resources

Our legal entity organizational structure has an impact on our ability to meet cash flow needs as an organization. Following is a simplified organizational structure. Names reflect current legal entity names of subsidiaries. IDS Property Casualty Co., doing business as Ameriprise Auto & Home Insurance, uses certain insurance licenses held by AMEX Assurance. The AMEX Assurance travel insurance and card related business was ceded to American Express effective July 1, 2005 and was deconsolidated on a U.S. GAAP basis effective September 30, 2005. As of September 30, 2005, we entered into an agreement to sell the AMEX Assurance legal entity to American Express within two years after the Distribution.

We are primarily a parent holding company for the operations carried out by our subsidiaries. Because of our holding company structure, our ability to meet our cash requirements, including the payment of dividends on our common stock, substantially depends upon the receipt of dividends from our subsidiaries, particularly our life insurance subsidiary, IDS Life, our face-amount certificate subsidiary, Ameriprise Certificate Company (formerly American Express Certificate Company), or ACC, our investment advisory company, RiverSource Investments, LLC, our retail introducing broker-dealer subsidiary, Ameriprise Financial Services, Inc. (formerly American Express Financial Advisors Inc.), or AMPF, and our clearing broker-dealer subsidiary, American Enterprise Investment Services, or AEIS. The payment of dividends by many of our subsidiaries, including IDS Life, IDS Property Casualty Co., ACC, AMPF and AEIS, is restricted. In addition to the particular regulations restricting dividend payments, we take into account the overall health of the business, capital levels and risk management considerations in determining a dividend strategy for payments to our company from our subsidiaries, and in deciding to use cash to make capital contributions to our subsidiaries.

The ability of our subsidiaries to pay dividends is subject to regulatory limits. The following table sets out the dividends paid to our company (including extraordinary dividends paid with necessary advance notifications to regulatory authorities), net of capital contributions made by our company, and the dividend capacity (amount within the limitations of the applicable regulatory authorities as further described below) for each of IDS Life, ACC, AMPF, IDS Property Casualty Co. and AEIS subsidiaries for the periods indicated:

Years ended December 31,	2005	2004	2003
	(in millions)
Dividends paid/(contributions made), net
IDS Life	$(270)	$930	$—
ACC	25	—	50
AMPF	(100)	20	20
AEIS	15	61	—
IDS Property Casualty Co.	52	87	58
Total	$(278)	$1,098	$128

Dividend capacity
IDS Life	$380	$449	$241
ACC	29	15	21
AMPF	47	103	74
AEIS	95	137	109
IDS Property Casualty Co.	35	31	18
Total	$586	$735	$463

For IDS Life, the dividend capacity is based on the greater of (1) the previous year’s statutory net gain from operations and (2) 10% of the previous year-end statutory capital and surplus. Dividends that, together with the amount of other distributions made within the preceding 12 months, exceed this statutory limitation are referred to as “extraordinary dividends” and require advance notice to the Minnesota Department of Commerce, IDS Life’s primary state regulator, and are subject to potential disapproval. IDS Life exceeded the statutory limitation during 2004, as reflected above by paying $930 million to our company, a portion of which was an extraordinary dividend (which we then paid to American Express, see “—Cash Flows—Financing Cash Flows”). Notice of non-disapproval was received from the Minnesota Department of Commerce prior to paying these extraordinary dividends.

For ACC, the dividend capacity is based on capital held in excess of regulatory requirements. In 2004, ACC’s dividend capacity was significantly reduced because of capital required due to growth in the balance sheet resulting from increased product sales.

For AMPF and AEIS, the dividend capacity is based on an internal model used to determine the availability of dividends, while maintaining net capital at a level sufficiently in excess of minimum levels defined by Securities and Exchange Commission (SEC) rules.

For IDS Property Casualty Co., the dividend capacity is based on the lesser of (1) 10% of the previous year-end capital and surplus and (2) the greater of (a) net income (excluding realized gains) of the previous year and (b) the aggregate net income of the previous three years excluding realized gains less any dividends paid within the first two years of the three-year period. Dividends that, together with the amount of other distributions made within the preceding 12 months, exceed this statutory limitation are referred to as “extraordinary dividends” and require advance notice to the Office of the Commissioner of Insurance of the State of Wisconsin, the primary state regulator of IDS Property Casualty Co., and are subject to potential disapproval. For IDS Property Casualty Co., dividends paid in 2003 and 2004 and the dividend capacity in 2004 increased significantly due to the inclusion of AMEX Assurance as a subsidiary of IDS Property Casualty Co. The portion of dividends paid by IDS Property Casualty Co. in 2005, 2004 and 2003 in excess of the dividend capacity set forth in the table above were extraordinary dividends and received approval from the Office of the Commissioner of Insurance of the State of Wisconsin.

On January 26, 2006, our Board of Directors declared a regular quarterly cash dividend of $0.11 per common share. The dividend is payable February 17, 2006 to our stockholders of record at the close of business on February 2, 2006. In addition, we announced that our Board of Directors authorized the repurchase of up to 2 million shares of our common stock. The authorization is effective until the end of 2006.

Cash Flows

We had $2.5 billion in cash and cash equivalents at December 31, 2005, up from $1.1 billion at December 31, 2004, including cash from discontinued operations, primarily due to a $1.1 billion capital contribution from American Express. We believe cash flows from operations, available cash balances and short-term borrowings will be sufficient to fund our operating liquidity needs.

Operating Cash Flows

For the year ended December 31, 2005, net cash provided by operating activities was $945 million compared to $683 million for the same period in 2004. This increase reflects a net decrease in trading securities and equity method investments in hedge funds and a net increase in accounts payable and accrued expenses partially offset by lower net income.

For the year ended December 31, 2004, net cash provided by operating activities was $683 million, significantly higher than for the year ended December 31, 2003. We generated net cash from operating activities in amounts greater than net income during 2004 primarily due to adjustments for depreciation and amortization, which represent expenses in our consolidated statements of income but do not require cash at the time of provision. Net cash used to fund seed money in our mutual funds and hedge funds, which are classified as trading securities and used to fund equity method investments in hedge funds, substantially decreased in 2004 compared to 2003. Operating cash flows also increased in 2004 due to net cash provided by changes in derivatives and other assets, which can vary significantly due to the amount and timing of payments.

Investing Cash Flows

Our investing activities primarily relate to our Available-for-Sale investment portfolio. Further, this activity is significantly affected by the net flows of our investment certificate, fixed annuity and universal life products reflected in financing activities. For the year ended December 31, 2005, net cash used in investing activities was $255 million compared to $1.6 billion used in investing activities during the same period in 2004. This change resulted primarily from $4.3 billion in proceeds from the sales of Available-for-Sale securities for the year ended December 31, 2005, compared to $2.0 billion in the same period one year ago. This was partially offset by $8.7 billion in purchases of Available-for-Sale securities during the year ended December 31, 2005 compared to $7.3 billion in purchases for the same period in 2004.

For the year ended December 31, 2004, we used $1.6 billion net cash in investing activities, a decrease from the $8.2 billion used in 2003. The change primarily reflects a $3.4 billion increase in cash flows from unsettled securities transactions payable and receivable, related to investment transactions near the end of 2002 that settled in 2003. Positive net flows on investment certificate, fixed annuity and universal life products were $1.8 billion for the year ended December 31, 2004 and $3.6 billion for the same period in 2003.

Financing Cash Flows

Our financing activities primarily include the issuance and payment of debt and our sale of annuities and face-amount certificates. We generated $207 million net cash from financing activities as of December 31, 2005, compared to $820 million for the same period in 2004. This change primarily reflects the $1.1 billion capital contribution from American Express, as well as other debt and capital settlements described below.

We generated $820 million from financing activities in 2004, down significantly from $4.3 billion in 2003. This decline was principally the result of increased dividend payments to American Express in 2004 as well as a decrease in consideration received from sales of our annuity products. We paid an aggregate of $1.3 billion in dividends, including extraordinary dividends received from IDS Life of $930 million, to American Express during 2004, compared to $334 million in dividends in 2003.

Description of Indebtedness

Senior Notes

On November 23, 2005, we issued $800 million principal amount of 5.35% unsecured senior notes due November 15, 2010 and $700 million principal amount of 5.65% unsecured senior notes due November 15, 2015. Interest payments on the debt will be payable May 15 and November 15 of each year with the first payment due May 15, 2006. In order to hedge the forecasted interest expense associated with our $1.5 billion debt issuance, we entered into forward-interest rate swaps, which have been settled, that have effectively lowered this expense. The impacts of this hedging strategy were to reduce the effective annual interest rates of the 2010 notes and the 2015 notes by 0.53% and 0.48%, respectively, or by approximately $4.2 million and $3.3 million of annual interest expense.

We may redeem the notes, in whole or in part, at any time at our option at the redemption price specified in the prospectus supplement filed with the SEC on November 22, 2005. The proceeds from the issues were used to replace an existing $1.4 billion bridge loan and for other general corporate purposes.

Credit Facility

On September 30, 2005, we obtained an unsecured revolving credit facility of $750 million expiring in September 2010 from various third party financial institutions and as of December 31, 2005, no borrowings were outstanding under this facility. Under the terms of the revolving credit facility, we may increase the amount of the facility to $1.0 billion.

Sale-and-Leaseback Transaction

In December 2004, our subsidiary, IDS Property Casualty Co., entered into a sale-and-leaseback of one of its facilities for an initial term of ten years, with up to six renewal terms of five years each. We initially accounted for this transaction as a financing due to uncertainties surrounding our level of ongoing occupancy. As a result, we included the $18 million in proceeds from this transaction in long-term debt. As of September 30, 2005, the uncertainties surrounding our level of occupancy were resolved resulting in accounting for this transaction as a sale-leaseback rather than a financing.

CDOs

As of December 31, 2005 we had $283 million of non-recourse long-term debt relating to a CDO that was consolidated beginning December 31, 2003, compared to $317 million at December 31, 2004. We consolidated this CDO effective with our adoption of FIN 46. This debt will be repaid from the cash flows of the investments held within the portfolio of the CDO, which assets are held for the benefit of the CDO debt holders.

Medium-Term Notes

On February 8, 1994, we issued $50 million aggregate principal amount of 6.625% fixed-rate unsecured medium-term notes due February 15, 2006 in a private placement to institutional investors. The agreement to the medium-term notes does not impose financial covenants on our company other than an agreement to maintain at all times a consolidated net worth of at least $400 million. Under the medium-term notes, we have agreed not to pledge the shares of our principal subsidiaries. The Company was in compliance with these covenants as of December 31, 2005. Events of default under the medium-term notes include a default in payment and certain defaults or acceleration of certain other financial indebtedness.

Uncommitted Lines of Credit

One of our broker-dealer subsidiaries has uncommitted lines of credit with a bank totaling $75 million, comprised of a $50 million secured bank credit line, collateralized by customers’ excess margin securities, and a $25 million unsecured line. The credit limits are periodically set by the bank and daily availability is not guaranteed. There were no borrowings outstanding under these lines of credit at December 31, 2005.

Contractual Commitments

The contractual obligations identified in the table below include both our on and off-balance sheet transactions that represent material expected or contractually committed future obligations. Payments due by period as of December 31, 2005 are as follows:

		Payments due in year ending
Contractual Obligations	Total	2006	2007- 2008	2009- 2010	2011 and Thereafter
	(in millions)
Balance Sheet:
Debt(a)	$1,833	$50	$—	$800	$983
Insurance and annuities(b)	53,467	3,715	7,264	6,859	35,629
Investment certificates(c)	5,649	5,048	601	—	—
Off-Balance Sheet:
Lease obligations	646	80	129	96	341
Purchase obligations(d)	249	133	107	8	1
Interest on debt(e)	713	102	202	197	212
Total	$62,557	$9,128	$8,303	$7,960	$37,166

(a)              See Note 8 to our consolidated financial statements for more information regarding our debt.

(b)              These scheduled payments are represented by reserves of approximately $32 billion at December 31, 2005 and are based on interest credited, mortality, morbidity, lapse, surrender and premium payment assumptions. Actual payment obligations may differ if experience varies from these assumptions. Separate account liabilities have been excluded as associated contractual obligations would be met by separate account assets.

(c)              The payments due by year are based on contractual term maturities. However, contractholders have the right to redeem the investment certificates earlier and at their discretion subject to surrender charges, if any. Redemptions are most likely to occur in periods of substantial increases in interest rates.

(d)              The purchase obligation amounts include expected spending by period under contracts that were in effect at December 31, 2005. Minimum contractual payments associated with purchase obligations, including termination payments, were $7 million.

(e)              Interest on debt was estimated based on rates in effect as of December 31, 2005.

For additional information relating to these contractual commitments, see Note 18 to our consolidated financial statements.

The information in the table above does not give effect to amounts related to our purchase of certain assets and liabilities, primarily consumer loans and deposits of American Express Bank, FSB, a subsidiary of American Express, that will be consummated upon our obtaining a federal savings bank charter, which is expected in 2006. It is expected that the assets and liabilities will be transferred at fair value at the time the purchase is completed. Had the purchase occurred as of December 31, 2005, we would have, on a historical carrying value basis, assumed deposit liabilities of $1.2 billion and would have acquired loan balances of $0.6 billion and cash of $0.6 billion. The pretax profits related to these assets and liabilities for 2005 and 2004 were $11 million and $8 million, respectively.

Mortgage loan funding commitments were $116 million and $95 million at December 31, 2005 and 2004, respectively.

Off-Balance Sheet Arrangements

Retained Interests in Assets Transferred to Unconsolidated Entities

In 2001, we placed a majority of our rated CDO securities and related accrued interest, as well as a relatively minor amount of other liquid securities, having an aggregate book value of $905 million into a securitization trust. We sold interests in the trust to institutional investors for $120 million in cash (excluding transaction expenses), and retained an aggregate allocated book amount of $785 million. We sold our retained interests in the CDO securitization trust in the second quarter of 2005 for a net pretax gain of $36 million.

Investment Portfolio

Our investment portfolio is a high-quality and diversified portfolio, both by sector and issuer, with 7.2% rated below investment grade as of December 31, 2005. We manage our investment portfolio with an emphasis on investment income and capital preservation. Our current strategy focuses on cash-flow certainty and credit quality.

Quantitative and Qualitative Disclosures about Market Risks

We have two principal components of market risk: interest rate risk and equity market risk. Interest rate risk results from investing in assets that are somewhat longer and reset less frequently than the liabilities they support. We manage interest rate risk through the use of a variety of tools that include modifying the maturities of investments supporting our fixed annuities, insurance and certificate products. Additionally, we enter into derivative financial instruments, such as interest rate swaps, caps, floors and swaptions, which change the interest rate characteristics of client liabilities or investment assets. Because certain of our investments and asset management activities are impacted by the value of our managed equity-based portfolios, from time to time we enter into risk management strategies that may include the use of equity derivative financial instruments, such as equity options, to mitigate our exposure to volatility in the equity markets.

In addition we have a principal component of market risk in foreign currency related to our net investment in Threadneedle, as described further below.

Interest Rate Risk

Our interest rate exposures arise primarily with respect to our protection, annuity and face-amount certificate products, our investment portfolio and our debt. Such client liabilities and investment assets generally do not create naturally offsetting positions as it relates to basis, repricing or maturity characteristics. Rates credited to clients’ accounts generally reset at shorter intervals than the yield on underlying investments. Further, the expected maturities on the investment assets may not align with the certificate maturities and surrender or other benefit payments from fixed annuity and insurance products. Therefore, our interest spread margins are affected by changes in the general level of interest rates. The extent to which the level of rates affects spread margins is managed primarily by a combination of modifying the maturity structure of the investment portfolio to more closely align with the client liability maturities, and the use of derivative financial instruments to modify the interest rate risk characteristics associated with certain client liabilities and investment assets.

From time to time, we enter into interest rate swaps or other interest rate related derivative instruments that effectively decrease the mismatch between the repricing of client liabilities and the investments supporting the liabilities. This helps align the interest rate characteristics of the client liabilities with the interest rate characteristics of the investment assets. These derivative financial instruments are generally economic hedges that do not qualify for hedge accounting. As of December 31, 2005 and 2004, we had no derivatives outstanding utilizing this specific risk management strategy.

Additionally, from time to time, we enter into interest rate swaps to “lock in” interest rates at a specified market rate related to the forecasted interest credited on debt and client liabilities, such as client investor certificates or other funding instruments. These liabilities generally contain a fixed interest rate provision, which is set at the time of the future issuance. These hedging activities are generally eligible for hedge accounting. The total notional of derivatives outstanding under this risk management strategy was nil and $300 million as of December 31, 2005 and 2004, respectively. The total fair value of these derivative financial instruments, excluding accruals, was nil and $0.4 million as of December 31, 2005 and 2004, respectively. The total amounts recognized in the consolidated statements of income for these contracts were losses of $13.3 million, $5.4 million and $5.3 million for the years ended December 31, 2005, 2004 and 2003, respectively. Net cash received (paid) related to these derivative financial instruments totaled $58 million, $(5.6) million and $(5.1) million for the years ended December 31, 2005, 2004 and 2003, respectively.

Further, from time to time, we also enter into swaptions or other interest rate floors and caps to mitigate the impact of increasing interest rates related to the forecasted interest payments of future annuity sales to clients. Such annuities generally contain fixed interest rate provisions, which are set at the time of the future issuance, and impact the total interest payment cash flows related to the annuities. Therefore, this strategy allows us to “lock in” interest rate risk associated with the forecasted annuity sale cash flows at a specified market rate in the event that interest rates rise but not “lock in” the interest rate risk on the event that interest rates decline. The total notional of derivatives outstanding under this risk management strategy was $1.2 billion as of December 31, 2005 and 2004. The total fair value of these derivative financial instruments was $8.4 million and $27 million as of December 31, 2005 and 2004, respectively. We recognized $1.8 million of losses in the consolidated statement of income for the year ended December 31, 2005. No losses were recognized for the years ended December 31, 2004 and 2003. No cash was paid for the years ended December 31, 2005 and 2004. Total cash paid was $72 million for the year ended December 31, 2003.

The negative effect on our pretax earnings of a 100 basis point increase in interest rates, which assumes repricings and client behavior based on the application of proprietary models, to the book of business at December 31, 2005 and 2004 would be approximately $41 million and $36 million, respectively.

Equity Market Risk

We have three primary exposures to the general level of equity markets. One exposure is that we earn fees from the management of equity securities in variable annuities, variable insurance, our own mutual funds and other managed assets. The amount of fees is generally based on the value of the portfolios, and thus is subject to fluctuation with the general level of equity market values. To reduce the sensitivity of our fee revenues to the general performance of equity markets, we may from time to time enter into various combinations of financial instruments such as equity market put and collar options that mitigate the negative effect on fees that would result from a decline in the equity markets. For example, in 2005, we purchased put options to mitigate reductions in our management fees in the event of a downturn in the equity markets.

The second exposure is the equity risk related to certain face-amount certificate and annuity products that pay interest based upon the relative change in the S&P 500 index. We enter into options and futures contracts to economically hedge this risk. These products generally have rates that are paid to clients based on equity market performance, with minimum guarantees. The minimum guarantees are provided by a portfolio of fixed income securities, while the equity based return is provided by a portfolio of equity options and futures constructed to replicate the return to the policyholder.

Finally, although we currently bear all risk related to guaranteed minimum death and income benefits associated with certain of our variable annuity products, we hedge our guaranteed minimum withdrawal benefit risk using structured option contracts, which are designed to mitigate economic risk and our exposure to income statement volatility. Such annuities, which were first introduced in 2004, typically have account values that are based on an underlying portfolio of mutual funds which fluctuate based on equity market performance. The guaranteed minimum withdrawal benefit guarantees that over a period of approximately 14 years the client can withdraw an amount equal to what has been paid into the contract, regardless of the performance of the underlying funds. This option is an embedded derivative that is accounted for at fair value, with changes in fair value recorded through earnings. To economically hedge these changes in market value, we may pursue a portfolio of equity futures contracts constructed to offset a portion of the changes in the option mark-to-market.

For all of our economic equity risk hedges, the total notional of derivatives outstanding under this risk management strategy was $1.3 billion and $283 million as of December 31, 2005 and 2004, respectively. The total net fair value of these derivative financial instruments was $168 million and $70 million as of December 31, 2005 and 2004, respectively. The total amounts recognized in the consolidated statements of income for these contracts were $14 million, $16 million and $7 million for the years ended December 31, 2005, 2004 and 2003, respectively. Cash (paid)/received related to these derivative financial instruments totaled $(90) million, $19 million and $(30) million for the years ended December 31, 2005, 2004 and 2003, respectively.

The negative effect on our pretax earnings of a 10% decline in equity markets would be approximately $105 million and $88 million based on managed assets, certificate and annuity business inforce and index options as of December 31, 2005 and 2004, respectively.

Foreign Currency Risk

Our September 2003 acquisition of U.K.-based Threadneedle resulted in foreign currency exposures. We manage these foreign currency exposures primarily by entering into agreements to buy and sell currencies on a spot basis or through foreign currency forward contracts, which are derivative financial instruments. We use foreign currency forward contracts to hedge our foreign currency exposure related to the net investment in the foreign operations of Threadneedle. These foreign currency forwards are designated and accounted for as hedges. The total principal of foreign currency derivative products outstanding was $725 million and $746 million as of December 31, 2005 and 2004, respectively. The total net fair value of these derivative financial instruments was $7 million and $(51) million as of December 31, 2005 and 2004, respectively. The total amounts recognized in the consolidated statements of income for these contracts were nil for the years ended December 31, 2005, 2004 and 2003, respectively.

Based on the year-end 2005 foreign exchange positions, the effect on our earnings and equity of a hypothetical 10% change in the value of the U.S. dollar would be immaterial.

Risk Management

Our owned investment securities are, for the most part, held to support our life insurance, annuity and face-amount certificate products. We primarily invest in long-term and intermediate-term fixed income securities to provide our contractholders with a competitive rate of return on their investments while controlling risk. In addition to our general investment strategy described previously under “—Liquidity and Capital Resources—Investment Portfolio,” our investment in fixed income securities is designed to provide us with a targeted margin between the interest rate earned on investments and the interest rate credited to clients’ accounts. We do not trade in securities to generate short-term profits for our own account.

We regularly review models projecting various interest rate scenarios and risk/return measures and their effect on profitability. We structure our investment security portfolios based upon the type and behavior of the products in the liability portfolios to achieve targeted levels of profitability within defined risk parameters and to meet contractual obligations. Part of our strategy includes the use of derivatives, such as interest rate caps, swaps and floors, for risk management purposes.

Our potential credit exposure to a counterparty from derivatives is aggregated with all of our other exposures to the counterparty to determine compliance with established credit and market risk limits at the time we enter into a derivative transaction. Credit exposures may take into account enforceable netting arrangements. Before executing a new type or structure of derivative contract, we determine the variability of the contract’s potential market and credit exposures and whether such variability might reasonably be expected to create exposure to a counterparty in excess of established limits.

Contingent Liquidity Planning

We have developed contingent funding plans that enable us to meet client obligations during periods in which our clients do not roll over maturing certificate contracts and elect to withdraw funds from their annuity and insurance contracts. We designed these plans to allow us to meet these client withdrawals by selling or obtaining financing, through repurchase agreements of portions of our investment securities portfolio.

Forward-Looking Statements

This report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those described in these forward-looking statements. We have made various forward-looking statements in this report. Examples of such forward-looking statements include:

•                  statements of our plans, intentions, expectations, objectives or goals, including those relating to the establishment of our new brands, our mass affluent client acquisition strategy and our competitive environment;

•                  statements about our future economic performance, the performance of equity markets and interest rate variations and the economic performance of the United States; and

•                  statements of assumptions underlying such statements.

The words “believe,” “expect,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from such statements. Such factors include, but are not limited to:

•                  the impact of the separation from American Express;

•                  our ability to establish our new brands;

•                  our capital structure as a stand-alone company, including our ratings and indebtedness, and limitations on our subsidiaries to pay dividends;

•                  changes in the interest rate and equity market environments;

•                  changes in the regulatory environment, including ongoing legal proceedings and regulatory actions;

•                  our investment management performance;

•                  effects of competition in the financial services industry and changes in our product distribution mix and distribution channels;

•                  risks of default by issuers of investments we own or by counterparties to derivative or reinsurance arrangements;

•                  experience deviations from our assumptions regarding morbidity, mortality and persistency in certain of our annuity and insurance products; and

•                  general economic and political factors, including consumer confidence in the economy.

We caution you that the foregoing list of factors is not exhaustive. There may also be other risks that we are unable to predict at this time that may cause actual results to differ materially from those in forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statements.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003 have been audited by Ernst & Young LLP, our independent registered public accounting firm.

Through 2004, Ernst & Young LLP provided audit services to our company as part of the audit services it provided to American Express. In 2004, the American Express Audit Committee of its Board of Directors determined to request proposals from auditing firms for their 2005 audit. This request was made pursuant to the American Express Audit Committee charter, which requires a detailed review of the outside audit firm at least every ten years. At a meeting held on November 22, 2004, the American Express Audit Committee approved the future engagement of PricewaterhouseCoopers LLP as the independent registered public accountants for the fiscal year ended December 31, 2005 and dismissed Ernst & Young LLP for the 2005 fiscal year. This decision also applied to our company. Ernst & Young LLP continued as auditors of American Express and our company for the year ended December 31, 2004.

Ernst & Young LLP’s reports on our consolidated financial statements for the fiscal years ended December 31, 2004 and 2003, did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of our consolidated financial statements for each of the two fiscal years ended December 31, 2004 and 2003, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in their report. During the two most recent fiscal years and subsequent interim period preceding the dismissal of Ernst & Young LLP, there were no “reportable events” (as defined in Regulation S-K, Item 304(a)(1)(v)).

In connection with the Separation and Distribution from American Express, on February 18, 2005, the American Express Audit Committee of its Board of Directors dismissed PricewaterhouseCoopers LLP and engaged Ernst & Young LLP to be the independent registered public accountants of our company for the year ended December 31, 2005. PricewaterhouseCoopers LLP continues as the independent registered public accounting firm for the consolidated financial statements of American Express for the 2005 fiscal year.

PricewaterhouseCoopers LLP did not issue any report on our consolidated financial statements for either of the past two years. During the period from November 22, 2004 and through February 18, 2005, there were no disagreements between our company and PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference to the matter in their report. There have been no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, during the period between November 22, 2004 to February 18, 2005.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Ameriprise Financial, Inc.

We have audited the accompanying consolidated balance sheets of Ameriprise Financial, Inc. (formerly known as American Express Financial Corporation) (the Company) as of December 31, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ameriprise Financial, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, in 2005 the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, in 2004 the Company adopted the provisions of American Institute of Certified Public Accountants Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” and in 2003 the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities.”

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 27, 2006

Consolidated Statements of Income

Ameriprise Financial, Inc.

Years Ended December 31,	2005	2004	2003
	(in millions, except per share amounts)
Revenues
Management, financial advice and service fees	$2,578	$2,248	$1,703
Distribution fees	1,150	1,101	1,015
Net investment income	2,241	2,137	2,069
Premiums	979	1,023	895
Other revenues	536	518	473
Total revenues	7,484	7,027	6,155
Expenses
Compensation and benefits	2,650	2,288	1,833
Interest credited to account values	1,310	1,268	1,384
Benefits, claims, losses and settlement expenses	880	828	740
Amortization of deferred acquisition costs	431	437	480
Interest and debt expense	73	52	45
Separation costs	293	—	—
Other expenses	1,102	1,042	800
Total expenses	6,739	5,915	5,282
Income before income tax provision, discontinued operations and accounting change	745	1,112	873
Income tax provision	187	287	179
Income before discontinued operations and accounting change	558	825	694
Discontinued operations, net of tax	16	40	44
Cumulative effect of accounting change, net of tax	—	(71)	(13)
Net income	$574	$794	$725

Earnings per Common Share—Basic and Diluted
Income before discontinued operations and accounting change	$2.26	$3.35	$2.82
Discontinued operations, net of tax	0.06	0.16	0.18
Cumulative effect of accounting change, net of tax	—	(0.29)	(0.05)
Net income	$2.32	$3.22	$2.95

Weighted average common shares outstanding for earnings per common share (as adjusted for September 2005 stock split):
Basic	247.1	246.2	246.2
Diluted	247.2	246.2	246.2

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Ameriprise Financial, Inc.

December 31,	2005	2004
	(in millions, except share data)
Assets
Cash and cash equivalents	$2,474	$1,024
Investments	39,100	40,232
Receivables	2,172	2,160
Deferred acquisition costs	4,182	3,956
Separate account assets	41,561	35,901
Restricted and segregated cash	1,067	1,536
Other assets	2,565	2,431
Assets of discontinued operations	—	5,873
Total assets	$93,121	$93,113
Liabilities
Future policy benefits and claims	$32,731	$33,253
Investment certificate reserves	5,649	5,831
Accounts payable and accrued expenses	2,728	2,456
Payable to American Express	52	1,751
Debt	1,833	385
Separate account liabilities	41,561	35,901
Other liabilities	880	1,203
Liabilities of discontinued operations	—	5,631
Total liabilities	85,434	86,411
Shareholders’ Equity
Common shares ($.01 par value, 1,250 million shares authorized; 249.9 million issued and outstanding as of December 31, 2005; $.01 par value, 100 shares authorized, issued and outstanding (prior to adjusting for September 2005 stock split) as of December 31, 2004)	2	—
Additional paid-in capital	4,091	2,907
Retained earnings	3,745	3,415
Accumulated other comprehensive (loss) income, net of tax:
Net unrealized securities (losses) gains	(129)	425
Net unrealized derivatives gains (losses)	6	(28)
Foreign currency translation adjustment	(25)	(16)
Minimum pension liability	(3)	(1)
Total accumulated other comprehensive (loss) income	(151)	380
Total shareholders’ equity	7,687	6,702
Total liabilities and shareholders’ equity	$93,121	$93,113

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Ameriprise Financial, Inc.

Years Ended December 31,	2005	2004	2003
	(in millions)
Cash Flows from Operating Activities
Net income	$574	$794	$725
Less: Income from discontinued operations, net of tax	(16)	(40)	(44)
Income before discontinued operations	558	754	681
Adjustments to reconcile income before discontinued operations to net cash provided by (used in) operating activities:
Cumulative effect of accounting change, net of tax	—	71	13
Amortization of deferred acquisition and sales inducement costs	471	471	504
Capitalization of deferred acquisition and sales inducement costs	(787)	(692)	(699)
Depreciation, amortization, accretion and other	295	289	236
Other-than-temporary impairments and provision for loan losses	22	13	172
Deferred income taxes	34	(34)	11
Net realized investment gains	(74)	(45)	(165)
Changes in operating assets and liabilities:
Segregated cash	(73)	105	(43)
Trading securities and equity method investments in hedge funds, net	205	(11)	(385)
Future policy benefits and claims, net	21	5	14
Receivables	(70)	(328)	(249)
Other assets, other liabilities, accounts payable and accrued expenses, net	343	85	(460)
Net cash provided by (used in) operating activities	945	683	(370)
Cash Flows from Investing Activities
Available-for-Sale securities:
Proceeds from sales	4,336	2,034	13,673
Maturities, sinking fund payments and calls	4,060	3,199	5,585
Purchases	(8,685)	(7,300)	(23,626)
Open securities transactions payable and receivable, net	(26)	35	(3,345)
Proceeds from sales and maturities of mortgage loans on real estate	590	581	582
Funding of mortgage loans on real estate	(486)	(326)	(360)
Proceeds from sales of other investments	206	268	173
Purchase of other investments	(168)	(222)	(234)
Purchase of land, buildings, equipment and software	(141)	(125)	(133)
Proceeds from sale of land, buildings and equipment	—	4	—
Proceeds from transfer of AMEX Assurance deferred acquisition costs	117	—	—
Deconsolidation of AMEX Assurance	(29)	—	—
Change in restricted cash	542	300	(3)
Acquisitions, net of cash acquired	—	—	(482)
Cash transferred to American Express related to AEIDC	(572)	—	—
Other, net	1	2	3
Net cash used in investing activities	$(255)	$(1,550)	$(8,167)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows (Continued)

Ameriprise Financial, Inc.

Years Ended December 31,	2005	2004	2003
	(in millions)
Cash Flows from Financing Activities
Investment certificates:
Payments from certificate owners	$3,244	$3,286	$2,571
Interest credited to account values	199	140	141
Certificate maturities and cash surrenders	(3,628)	(2,375)	(2,416)
Policyholder and contractholder account values:
Consideration received	1,532	2,350	4,267
Interest credited to account values	1,111	1,128	1,243
Surrenders and death benefits	(3,330)	(2,716)	(2,236)
Debt issuance costs	(7)	—	—
Proceeds from issuance of debt	2,850	18	—
Principal repayments of debt	(1,391)	(78)	—
Payable to American Express, net	(1,576)	263	269
Capital transactions with American Express, net	1,256	40	566
Capital contributions to discontinued operations	—	(15)	—
Dividends paid to American Express	(53)	(1,325)	(334)
Dividends paid to shareholders	(27)	—	—
Dividends received from discontinued operations	48	95	130
Customer deposits and other, net	(21)	9	117
Net cash provided by financing activities	207	820	4,318
Discontinued Operations
Net cash provided by operating activities	46	229	299
Net cash used in investing activities	(10)	(1,093)	(249)
Net cash provided by (used in) financing activities	482	898	(52)
Cash provided by (used in) discontinued operations	518	34	(2)
Effect of exchange rate changes on cash	(19)	13	(1)
Net increase (decrease) in cash and cash equivalents	1,396	—	(4,222)
Cash and cash equivalents at beginning of year	1,078	1,078	5,300
Cash and cash equivalents at end of year	$2,474	$1,078	$1,078

Cash and cash equivalents of discontinued operations included above:
At beginning of year	$54	$20	$22
At end of year	$—	$54	$20

Supplemental Disclosures:
Interest paid	$93	$43	$44
Income taxes paid, net	$146	$319	$247

Supplemental schedule of noncash transactions in connection with separation:
Non-cash dividend of AEIDC to American Express	$164	$—	$—

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

Ameriprise Financial, Inc.

Years Ended December 31, 2005, 2004 and 2003	Number of Shares	Total	Common Shares	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)
	(in millions, except number of shares)
Balances at December 31, 2002	100	$6,450	$—	$2,273	$3,555	$622
Comprehensive income:
Net income		725			725
Change in unrealized holding gains on securities, net		(135)				(135)
Change in derivative losses, net		(7)				(7)
Minimum pension liability adjustment		5				5
Foreign currency translation adjustment		(10)				(10)
Total comprehensive income		578
Cash dividends paid to American Express		(334)			(334)
Capital transactions with American Express, net		594		594
Balances at December 31, 2003	100	7,288	—	2,867	3,946	475
Comprehensive income:
Net income		794			794
Change in unrealized holding gains on securities, net		(77)				(77)
Change in unrealized derivative losses, net		(12)				(12)
Foreign currency translation adjustment		(6)				(6)
Total comprehensive income		699
Cash dividends paid to American Express		(1,325)			(1,325)
Capital transactions with American Express, net		40		40
Balances at December 31, 2004	100	6,702	—	2,907	3,415	380
Comprehensive income:
Net income		574			574
Change in unrealized holding gains on securities, net		(554)				(554)
Change in unrealized derivative losses, net		34				34
Minimum pension liability adjustment		(2)				(2)
Foreign currency translation adjustment		(9)				(9)
Total comprehensive income		43
Dividends paid to shareholders		(27)			(27)
Cash dividends paid to American Express		(53)			(53)
Non-cash dividends paid to American Express		(164)			(164)
Transfer of pension obligations and assets from American Express Retirement Plan		(18)		(18)
Share-based incentive employee compensation plan	3,726,554	(52)		(52)
Stock split of common shares issued and outstanding	246,148,900	—	2	(2)
Capital transactions with American Express, net		1,256		1,256
Balances at December 31, 2005	249,875,554	$7,687	$2	$4,091	$3,745	$(151)

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Separation and Distribution from American Express

Ameriprise Financial, Inc. (the Company or Ameriprise Financial) was formerly a wholly-owned subsidiary of American Express Company (American Express). On February 1, 2005, the American Express Board of Directors announced its intention to pursue the disposition of 100% of its shareholdings in the Company (the Separation) through a tax-free distribution to American Express shareholders. In preparation for the disposition, the Company approved a stock split of its 100 common shares entirely held by American Express into 246 million common shares. Effective as of the close of business on September 30, 2005, American Express completed the separation of Ameriprise Financial and the distribution of the Ameriprise Financial common shares to American Express shareholders (the Distribution). The Distribution was effectuated through a pro-rata dividend to American Express shareholders consisting of one share of Ameriprise Financial common stock for every 5 shares of American Express common stock owned by its shareholders on September 19, 2005, the record date. Prior to August 1, 2005, Ameriprise Financial was named American Express Financial Corporation (AEFC).

In connection with the Separation and Distribution, Ameriprise Financial entered into the following transactions with American Express:

•                  Effective August 1, 2005, the Company transferred its 50% ownership interest and the related assets and liabilities of its subsidiary, American Express International Deposit Company (AEIDC), to American Express for $164 million through a non-cash dividend equal to the net book value excluding $26 million of net unrealized investment losses of AEIDC. In connection with the AEIDC transfer American Express paid the Company a $164 million capital contribution. The assets, liabilities and results of operations of AEIDC are shown as discontinued operations in the accompanying Consolidated Financial Statements. Refer to Note 7 for more information.

•                  Effective July 1, 2005, the Company’s subsidiary, AMEX Assurance Company (AMEX Assurance), ceded 100% of its travel insurance and card related business offered to American Express customers, to an American Express subsidiary in return for an arm’s length ceding fee. As of September 30, 2005, the Company entered into an agreement to sell the AMEX Assurance legal entity to American Express within two years after the Distribution for a fixed price equal to the net book value of AMEX Assurance as of the Distribution, which is approximately $115 million. These transactions created a variable interest entity, for U.S. GAAP purposes, for which the Company is not the primary beneficiary. Accordingly, the Company deconsolidated AMEX Assurance for U.S. GAAP purposes as of September 30, 2005. See Note 4 for additional information about AMEX Assurance.

In connection with the Separation and Distribution, American Express provided the Company a capital contribution of approximately $1.1 billion, which is in addition to the $164 million capital contribution noted above.

As a result of the Distribution, Ameriprise Financial entered into an unsecured bridge loan in the amount of $1.4 billion. That loan was drawn in September 2005 and was repaid using proceeds from a $1.5 billion senior note issuance in November 2005. Refer to Note 8 for more information.

Ameriprise Financial has incurred significant non-recurring separation costs as a result of the separation from American Express. Separation costs generally consisted of expenses related to advisor and employee retention program costs, costs associated with establishing the Ameriprise Financial brand and costs to separate and reestablish the Company’s technology platforms. During the year ended December 31, 2005, $293 million ($191 million after-tax) of such costs were incurred.

American Express has historically provided a variety of corporate and other support services for Ameriprise Financial, including information technology, treasury, accounting, financial reporting, tax administration, human resources, marketing, legal, procurement and other services. American Express is continuing to provide Ameriprise Financial with many of these services pursuant to a transition services agreement for transition periods of up to two years following the Distribution, and Ameriprise Financial is arranging to procure other services pursuant to arrangements with third parties or through the Company’s own employees.

Ameriprise Financial and American Express completed the split of the American Express Retirement Plan and, as such, Ameriprise Financial recorded a $32 million ($18 million after-tax) adjustment to additional paid-in-capital. See Note 14 for more information.

Additionally, a tax allocation agreement with American Express was signed effective September 30, 2005. See Note 17 for more information.

2.  Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The Company is a financial planning and financial services company that offers solutions for its clients’ asset accumulation, income management and protection needs. The Company has two main operating segments: (i) Asset Accumulation and Income; and (ii) Protection. These two operating segments are aligned with the financial solutions the Company offers to address its clients’ needs. The Asset Accumulation and Income business offers mutual funds as well as its own annuities and other asset accumulation and income management products and services to retail clients through its advisor network. The Company offers its annuity products through outside channels, such as banks and broker-dealer networks. This segment also serves institutional clients in the separately managed account, sub-advisory and 401(k) markets, among others. The Protection segment offers various life, disability income, long-term care, and brokered insurance products through the Company’s advisor network. The Company offers auto and home insurance products on a direct basis to retail clients principally through its strategic marketing alliances.

The Company has a Corporate and Other segment, which consists of income derived from corporate level assets and unallocated corporate expenses, primarily separation costs, as well as the results of its subsidiary, Securities America Financial Corporation, which operates its own independent separately branded distribution platform.

On September 30, 2003, the Company acquired Threadneedle Asset Management Holdings Limited (Threadneedle), one of the leading asset management groups in the United Kingdom, for cash of £340 million (approximately $565 million at September 30, 2003 exchange rates). As a result, the Company acquired $3.6 billion of assets, $3.0 billion of liabilities, both of which were consolidated into the Company’s Consolidated Balance Sheets, and $81.1 billion of assets under management. Included in the assets under management are certain assets of Zurich Financial Services, U.K., which Threadneedle will continue to manage for an initial term of up to eight years from the date of acquisition of Threadneedle by the Company, subject to certain performance criteria. Threadneedle entered into an agreement with The Zurich Group when the Company acquired Threadneedle from Zurich in 2003 for Threadneedle to continue to manage certain assets of Zurich Financial Services.

Principles of Consolidation

The Company consolidates all non-variable interest entities in which it holds a greater than 50% voting interest, except for immaterial seed money investments in mutual and hedge funds, which are accounted for as trading securities. Entities in which the Company holds a greater than 20% but less than 50% voting interest are accounted for under the equity method. Additionally, other investments in hedge funds in which the Company holds an interest that is less than 50% are accounted for under the equity method. All other investments are accounted for under the cost method where the Company owns less than a 20% voting interest and does not exercise significant influence, or as Available-for-Sale or trading securities, as applicable.

The Company also consolidates all variable interest entities (VIEs) for which it is considered to be the primary beneficiary pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities,” as revised (FIN 46). The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity’s equity. In general, FIN 46 requires a VIE to be consolidated when an enterprise has a variable interest for which it is deemed to be the primary beneficiary, which means that it will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual return, or both.

Qualifying Special Purpose Entities (QSPEs) under Statement of Financial Accounting Standards (SFAS) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” (SFAS No. 140) are not consolidated. Such QSPEs included a securitization trust containing a majority of the Company’s rated collateralized debt obligations (CDOs) for which the Company sold all of its retained interests in 2005. See Note 4 for more information. Other entities where the Company has an interest, is the sponsor or transferor are evaluated using the control, risk and reward criteria as outlined under U.S. generally accepted accounting principles (GAAP).

The accompanying Consolidated Financial Statements are prepared in accordance with U.S. GAAP. All material intercompany accounts and transactions have been eliminated in consolidation. Certain reclassifications of prior period amounts have been made to conform to the current presentation.

Foreign Currency Translation

Net assets of foreign subsidiaries, whose functional currency is other than the U.S. dollar, are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustment, along with any related hedge and tax effects, are included in accumulated other comprehensive income (loss), a component of shareholders’ equity. Revenues and expenses are translated at the average month end exchange rates during the year. Gains and losses related to non-functional currency transactions, including non-U.S. operations where the functional currency is the U.S. dollar, are reported net in other revenues in the Company’s Consolidated Statements of Income.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant are those that relate to investment securities valuation and recognition of other-than-temporary impairments, amortization of deferred acquisition costs (DAC), income taxes and recognition of deferred tax assets and liabilities. These accounting estimates reflect the best judgment of management and actual results could differ.

Revenues

The Company generates revenue from a wide range of investment and insurance products. Principal sources of revenue include management, financial advice and service fees, distribution fees, net investment income and premiums.

Management, Financial Advice and Service Fees

Management, financial advice and service fees relate primarily to managed assets for proprietary mutual funds, separate account and wrap account assets, as well as employee benefit plan and institutional investment management and administration services. The Company’s management and risk fees are generally computed as a contractual rate applied to the underlying asset values, and are generally accrued daily and collected monthly. Many of the Company’s mutual funds have a performance incentive adjustment (PIA). This PIA increases or decreases the level of management fees received based on the specific fund’s relative performance as measured against a designated external index. PIA fee revenue is recognized when the experience period has ended. Employee benefit plan and institutional investment management and administration services fees are negotiated and are also generally based on underlying asset values. Fees from financial planning and advice services are recognized as services are performed.

Distribution Fees

Distribution fees primarily include point-of-sale fees (such as front-load mutual fund fees) and asset-based fees (such as 12b-1 distribution and servicing-related fees) that are generally based on a contractual fee as a percentage of assets and recognized when earned, which generally is upon receipt. Distribution fees also include fees received under marketing support arrangements for sales of mutual funds and other products of other companies, such as through the Company’s wrap accounts, 401(k) plans and on a direct basis, as well as surrender charges on fixed and variable universal life insurance and annuities.

Net Investment Income

Net investment income predominantly includes interest income on fixed maturity securities classified as Available-for-Sale, mortgage loans on real estate, policy loans, other investments, and cash and cash equivalents; mark-to-market of trading securities and derivatives not qualifying as accounting hedges; pro rata share of net income or loss of equity method investments in hedge funds; and realized gains and losses on the sale of securities and charges for securities determined to be other-than-temporarily impaired. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term. Interest income on beneficial interests in structured securities is recognized according to Emerging Issues Task Force (EITF) Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets” (EITF 99-20). Realized gains and losses on securities, other than trading securities and equity method investments in hedge funds, are recognized using the specific identification method on a trade date basis, and charges are recorded when securities are determined to be other-than-temporarily impaired.

Premiums

Premium revenues include premiums on auto and home, traditional life, disability income and long-term care insurance. Premiums on auto and home insurance are recognized ratably over the coverage period, whereas premiums on traditional life, disability income and long-term care insurance are recognized as revenue when due.

Other Revenues

Other revenues include certain charges assessed on fixed and variable universal life insurance and annuities, which consist of cost of insurance charges and administration charges against contractholder account balances and are recognized as revenue when assessed. The amounts collected from contractholders are considered deposits and are not included in revenue. Cost of insurance and administrative charges on universal and variable universal life insurance were $462 million, $444 million and $424 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Expenses

Compensation and Benefits

Compensation and benefits represent compensation-related expenses associated with employees and sales commissions and other compensation paid to financial advisors and registered representatives, net of acquisition costs capitalized and amortized as part of DAC.

Stock-Based Compensation

Effective January 1, 2003, the Company adopted the fair value provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and effective July 1, 2005 the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” related to stock-based awards granted by American Express to the Company’s employees and granted by the Company subsequent to the Distribution. The fair value of each option is estimated on the grant date using a Black-Scholes option-pricing model and is expensed on a straight-line basis over the vesting period. See Recently Issued Accounting Standards section below and Note 10 for further discussion.

Interest Credited to Account Values

Interest credited to account values represents amounts earned by universal life policyholders, investment certificate holders and annuity contractholders in accordance with contract provisions.

Benefits, Claims, Losses and Settlement Expenses

Benefits, claims, losses and settlement expenses consist of amounts paid, changes in amounts payable for claims reported and changes in claims incurred but not reported under insurance policies, certain annuity contracts and optional death and income benefit guarantee riders along with costs to process and pay such amounts. Amounts are net of expected reinsurance recovery.

Amortization of Deferred Acquisition Costs

DAC represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and insurance and, to a lesser extent, certain mutual fund products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits depending on the products’ characteristics. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis adjusted for redemptions.

For the Company’s annuity and insurance products, the projections underlying the amortization of DAC require the use of certain assumptions, including interest margins, mortality and morbidity rates, persistency rates, maintenance expense levels and customer asset value growth rates for variable products. Management routinely monitors a wide variety of trends in the business, including comparisons of actual and assumed experience. The customer asset value growth rate is the rate at which variable product contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to customer asset value growth rates on a quarterly basis. Management monitors other principal DAC amortization assumptions, such as persistency, mortality and morbidity rates, interest margin and maintenance expense level assumptions each quarter. Unless management identifies a material deviation over the course of the quarterly monitoring process, management reviews and updates these DAC amortization assumptions annually in the third quarter of each year. When assumptions are changed, the percentage of estimated gross profits used to amortize DAC may also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in an increase of DAC amortization, while a decrease in amortization percentage will result in a decrease of DAC amortization. The impact on consolidated results of operations of changing assumptions with respect to the amortization of DAC can either be positive or negative in any particular period and is reflected in the period in which such changes are made.

Separation Costs

Separation costs include expenses related to the separation from American Express. Separation costs primarily relate to advisor and employee retention program costs, costs associated with establishing the Ameriprise Financial brand and costs to separate and reestablish the Company’s technology platforms.

Other Expenses

Other expenses primarily include advertising costs, information technology costs, legal and regulatory costs, other professional services, communications costs and facilities expenses. These expenses are not associated with the separation from American Express.

The Company expenses advertising costs, recorded in other expenses, in the year in which the advertisement first takes place, except for certain direct-response advertising costs primarily associated with the solicitation of auto and home insurance products. Direct-response advertising expenses directly attributed to the sale of auto and home insurance products are capitalized and amortized on a calendar year cost pool basis over the period premiums are expected to be received. Changes in expected future premiums are reflected in amortization prospectively.

Income Taxes

The Company’s provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items and the realization of certain offsets and credits.

Balance Sheet

Cash and Cash Equivalents

The Company has defined cash equivalents to include time deposits and other highly liquid investments with original maturities of 90 days or less.

Investments

Investments consist of the following:

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value on the Consolidated Balance Sheets with unrealized gains (losses) recorded in accumulated other comprehensive income (loss) within equity, net of income tax provision (benefit) and net of adjustments in other asset and liability balances, such as DAC, to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in consolidated results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration of that difference, and management’s judgment about the issuer’s current and prospective financial condition, as well as the Company’s ability and intent to hold until recovery. Fair value is generally based on quoted market prices. However, the Company’s Available-for-Sale securities portfolio also contains structured investments of various asset quality, including CDOs (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on future cash flow projections that require a significant degree of management judgment as to the amount and timing of cash payments, defaults and recovery rates of the underlying investments and, as such, are subject to change.

Mortgage Loans on Real Estate, Net

Mortgage loans on real estate reflect principal amounts outstanding less allowances for losses. The allowance for mortgage loan losses is measured as the excess of the loan’s recorded investment over the present value of its expected principal and interest payments discounted at the loan’s effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for losses considers other factors, including historical experience and economic and political conditions. Management regularly evaluates the adequacy of the allowance for mortgage loan losses and believes it is adequate to absorb estimated losses in the portfolio.

The Company generally stops accruing interest on mortgage loans for which interest payments are delinquent more than three months. Based on management’s judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Trading Securities and Equity Method Investments in Hedge Funds

Trading securities and equity method investments in hedge funds include common stocks, hedge fund investments and mutual fund, hedge fund and separate account seed money. Trading securities are carried at fair value on the Consolidated Balance Sheets with unrealized and realized gains (losses) recorded in the Consolidated Statements of Income within net investment income. The carrying value of equity method investments in hedge funds reflects the Company’s original investment and its share of earnings or losses of the hedge funds subsequent to the date of investment, and approximates fair value.

Policy Loans

Policy loans include life insurance policy, annuity and investment certificate loans. These loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of underlying products.

Other Investments

Other investments reflect the Company’s interest in affordable housing partnerships, syndicated loans and real estate investments. Affordable housing partnerships are carried at amortized cost, as the Company has no influence over the operating or financial policies of the general partner. Syndicated loans reflect amortized cost less allowance for losses. Real estate investments reflect properties acquired in satisfaction of debt and are carried at the lower of cost or the property’s net realizable value.

Receivables

Receivables include reinsurance recoverables, premiums due and other receivables, including open securities transactions receivable and accrued investment income.

Reinsurance

The Company reinsures a portion of the risks associated with its life and long-term care insurance products through reinsurance agreements with unaffiliated insurance companies. Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company remains primarily liable as the direct insurer on all risks reinsured.

Generally, the Company reinsures 90% of the death benefit liability related to variable, universal and term life insurance products. The Company began reinsuring risks at this level beginning in 2001 for term life insurance and 2002 for variable and universal life insurance. Policies issued prior to these dates are not subject to these same reinsurance levels. The maximum amount of life insurance risk retained by the Company is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing long-term care policies, the Company retained 50% of the risk and the remaining 50% of the risk was ceded to General Electric Capital Assurance Company. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on term life and long-term care policies is reinsured on a coinsurance basis.

The Company retains all risk for new claims on disability income contracts. Risk is currently managed by limiting the amount of disability insurance written on any one individual. The Company also retains all accidental death benefit and waiver of premium risk.

Brokerage Customer Receivables

Included in receivables are receivables from brokerage customers, which primarily represent credit extended to brokerage customers to finance their purchases of securities on margin. At December 31, 2005 and 2004, receivables from brokerage customers were $279 million and $290 million, respectively. Customer receivables are primarily collateralized by securities with market values in excess of the amounts due.

Deferred Acquisition Costs

DAC represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and insurance and, to a lesser extent, certain mutual fund products. These costs are deferred to the extent they are recoverable from future profits. For annuity and insurance products, DAC are amortized over periods approximating the lives of the business, generally as a percentage of premiums or estimated gross profits depending on the products’ characteristics. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis adjusted for redemptions.

Separate Account Assets and Liabilities

Separate account assets and liabilities are funds held for the exclusive benefit of variable annuity and variable life insurance contractholders. The Company receives investment management fees, mortality and expense risk fees, minimum death benefit guarantee fees and cost of insurance charges from the related accounts.

The Company provides contractual mortality assurances to variable annuity contractholders that the net assets of the separate accounts will not be affected by future variations in the actual life expectancy experience of the annuitants and beneficiaries from the mortality assumptions implicit in the annuity contracts. The Company makes periodic fund transfers to, or withdrawals from, the separate account assets for such actuarial adjustments for variable annuities that are in the benefit payment period. The Company also guarantees that the rates at which administrative charges are deducted from contract funds will not exceed contractual maximums.

For variable life insurance, the Company guarantees that the rates at which insurance charges and administrative charges are deducted from contract funds will not exceed contractual maximums.

Restricted and Segregated Cash

The Company has restricted cash, primarily related to Threadneedle and consolidated VIEs, totaling $5 million and $547 million at December 31, 2005 and 2004, respectively, which cannot be utilized for operations. At December 31, 2005 and 2004, amounts segregated under federal and other regulations reflect resale agreements of $1,062 million and $989 million, respectively, segregated in special bank accounts for the benefit of the Company’s brokerage customers. The Company’s policy is to take possession of securities purchased under agreements to resell. Such securities are valued daily and additional collateral is obtained when appropriate.

Other Assets

Other assets include land, buildings, equipment and software, goodwill and other intangible assets, deferred sales inducement costs, derivatives and other miscellaneous assets.

Land, Buildings, Equipment and Software

Land, buildings, equipment and software are carried at cost less accumulated depreciation or amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over periods ranging from three to thirty years. At December 31, 2005 and 2004, land, buildings, equipment and software were $658 million and $677 million, respectively, net of accumulated depreciation of $668 million and $566 million, respectively. Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $144 million, $133 million and $114 million, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the amount of an acquired company’s acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually and whenever events and circumstances make it likely that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. In determining whether impairment has occurred, the Company uses a comparative market multiples approach. In applying this methodology, a number of factors, including actual operating results, future business plans, economic projections and other market data are applied.

Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates intangible assets for impairment annually and whenever events and circumstances make it likely that impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable or the carrying amount exceeds the fair value of the intangible asset.

Deferred Sales Inducement Costs

Deferred sales inducement costs (DSIC) consist of bonus interest credits and premium credits added to certain annuity contract values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. These costs were previously included in DAC and were reclassified as part of the adoption of American Institute of Certified Public Accountants (AICPA) Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (SOP 03-1). The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are classified on the Consolidated Balance Sheets at fair value within other assets or liabilities. The fair value of the Company’s derivative financial instruments is determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. In certain instances, the fair value includes structuring costs incurred at the inception of the transaction. The accounting for the change in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any. The Company currently designates derivatives as fair value hedges, cash flow hedges or hedges of net investment in foreign operations or, in certain circumstances, does not designate derivatives as accounting hedges.

For derivative financial instruments that qualify as fair value hedges, changes in the fair value of the derivatives as well as of the corresponding hedged assets, liabilities or firm commitments are recognized in current earnings as a component of net investment income. If a fair value hedge is designated or terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings to match the earnings pattern of the hedged item.

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are reported in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged item or transaction impacts earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact. Any ineffective portion of the gain or loss is reported currently in earnings as a component of net investment income. If a hedge is de-designated or terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) is recognized into earnings over the period that the hedged item impacts earnings. For any hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized in earnings immediately.

For derivative financial instruments that qualify as net investment hedges in foreign operations, the effective portions of the change in fair value of the derivatives are recorded in accumulated other comprehensive income (loss) as part of the foreign currency translation adjustment. Any ineffective portions of net investment hedges are recognized in net investment income during the period of change.

For derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges, changes in fair value are recognized in current period earnings, generally as a component of net investment income.

Derivative financial instruments that are entered into for hedging purposes are designated as such at the time that the Company enters into the contract. For all derivative financial instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting. See Note 15 for more information about derivatives and hedging activities of the Company.

Future Policy Benefits and Claims

Fixed Annuities and Variable Annuity Guarantees

Liabilities for fixed and variable deferred annuities are equal to accumulation values, which are the cumulative gross deposits, credited interest and fund performance less withdrawals and mortality and expense risk charges.

The majority of the variable annuity contracts offered by the Company contain guaranteed minimum death benefit (GMDB) provisions. When market values of the customer’s accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. The Company also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings; these are referred to as gain gross-up (GGU) benefits. In addition, the Company offers contracts containing guaranteed minimum income benefit (GMIB), guaranteed minimum withdrawal benefit (GMWB) and guaranteed minimum accumulation benefit (GMAB) provisions.

Effective January 1, 2004, liabilities for GMDB, GGU and GMIB benefits have been established under SOP 03-1. Actuarial models to simulate various equity market scenarios are used to project these benefits and contract assessments and include making significant assumptions related to customer asset value growth rates, mortality, persistency and investment margins. These assumptions, as well as their periodic review by management, are consistent with those used for DAC purposes. Prior to the adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. See Recently Issued Accounting Standards section below and Note 12 for more information about these guaranteed benefits.

GMWB and GMAB provisions are considered embedded derivatives under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” (SFAS 133) and, accordingly, are carried at fair value within future policy benefits and claims on the Consolidated Balance Sheets. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in benefits, claims, losses and settlement expenses within the Consolidated Statements of Income.

Liabilities for equity indexed deferred annuities issued in 1999 or later are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options. Liabilities for equity indexed deferred annuities issued before 1999 are equal to the present value of guaranteed benefits and the intrinsic value of index-based benefits. Accounting for equity indexed deferred annuities issued before 1999 differs from those issued in 1999 and later due to the treatment of embedded equity options within the contracts. Embedded equity options are considered embedded derivatives under SFAS 133. However, SFAS 133 allowed companies to elect whether to separately account for embedded derivatives which are part of contracts issued prior to January 1, 1999. The Company elected not to separately account for embedded derivatives related to contracts issued prior to January 1, 1999.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2005, depending on year of issue, with an average rate of approximately 6.0%.

Life, Disability Income and Long-term Care Insurance

Liabilities for insurance claims that have been reported but not yet paid (unpaid claims liabilities) are equal to the death benefits payable under the policies. For claims, unpaid claims liabilities are equal to benefit amounts due and accrued including the expense of reviewing claims and making benefit payment determinations. Liabilities for claims that have been incurred but not reported are estimated based on periodic analysis of the actual lag between when a claim occurs and when it is reported. Where applicable, amounts recoverable from other insurers who share in the risk of the products offered (reinsurers) are separately recorded as receivables.

Liabilities for fixed and variable universal life insurance are equal to accumulation values which are the cumulative gross deposits, credited interest and fund performance less withdrawals and expense and mortality charges. Liabilities for future benefits on term and whole life insurance are based on the net level premium method, using anticipated premium payments, mortality rates, policy persistency and interest rates earned on the assets supporting the liability. Anticipated mortality rates are based on established industry mortality tables, with modifications based on Company experience. Anticipated policy premium payments and persistency rates vary by policy form, issue age and policy duration. Anticipated interest rates range from 4% to 10% at December 31, 2005, depending on policy form, issue year and policy duration. The Company issues only non-participating life insurance policies, which do not pay dividends to policyholders from the insurers’ earnings.

Liabilities for future policy benefits include both policy reserves and claim reserves on disability income and long-term care products. Policy reserves are the amounts needed to meet obligations for future claims and are based on the net level premium method, using anticipated premium payments and morbidity, mortality, policy persistency and discount rates.

Anticipated morbidity and mortality rates are based on established industry morbidity and mortality tables. Anticipated policy persistency rates vary by policy form, issue age, policy duration and, for disability income policies, occupation class. Anticipated discount rates for disability income policy reserves are 7.5% at policy issue and grade to 5% over 5 years. Anticipated discount rates for long-term care policy reserves are currently 5.3% at December 31, 2005 grading up to 9.4% over 40 years.

Claim reserves on disability income and long-term care products are the amounts needed to meet obligations for continuing claim payments on already incurred claims. Claim reserves are calculated based on claim continuance tables which estimate the likelihood that an individual will continue to be eligible for benefits and anticipated interest rates earned on assets supporting the reserves. Anticipated claim continuance rates are based on established industry tables. Anticipated interest rates for claim reserves for both disability income and long-term care range from 3.0% to 8.0% at December 31, 2005, with an average rate of approximately 4.9%.

Auto and Home Reserves

Auto and home reserves include amounts determined from loss reports and individual cases, as well as an amount, based on past experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the reserve amounts are adequate at December 31, 2005 and 2004, the ultimate liability may be in excess of or less than the amounts provided. The Company’s methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in the Consolidated Statements of Income in the period such adjustments are made.

Investment Certificate Reserves

Investment certificates may be purchased either with a lump sum or installment payments. Certificate product owners are entitled to receive, at maturity, a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves generally accumulate interest at specified percentage rates. Reserves are maintained for advance payments made by certificate owners, accrued interest thereon, and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves.

Certain certificates offer a return based on the relative change in a stock market index. The certificates with an equity-based return contain embedded derivatives, which are carried at fair value within investment certificate reserves on the Consolidated Balance Sheets. The fair value of these embedded derivatives incorporate current market data inputs. Changes in fair value are reflected in interest credited to account values within the Consolidated Statements of Income.

Accounts Payable and Accrued Expenses

Included in accounts payable and accrued expenses are payables to brokerage customers, which represent credit balances and other customer funds pending completion of securities transactions. The Company pays interest on certain customer credit balances. Amounts payable to brokerage customers were $1.2 billion at both December 31, 2005 and 2004.

Recently Issued Accounting Standards

On November 3, 2005, the FASB issued FASB Staff Position (FSP) FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP FAS 115-1 and FAS 124-1 are effective for reporting periods beginning after December 15, 2005. The Company anticipates the impact of FSP FAS 115-1 and FAS 124-1 on the Company’s consolidated results of operations and financial condition will not be material.

In September 2005, the AICPA issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (SOP 05-1). SOP 05-1 provides guidance on accounting by insurance enterprises for DAC on internal replacements of insurance and investment contracts other than those specifically described in SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments.” SOP 05-1 is effective for internal replacements occurring in fiscal years beginning after December 15, 2006, with earlier adoption encouraged. The Company is currently evaluating the impact of SOP 05-1 on the Company’s consolidated results of operations and financial condition.

Effective July 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)). SFAS No. 123(R) requires entities to measure and recognize the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). In January 2003, the Company adopted the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), prospectively for all American Express stock options granted to the Company’s employees after December 31, 2002. Substantially all stock options for which intrinsic value accounting was continued under Accounting Principles Board (APB) Opinion No. 25 were vested as of June 30, 2005. SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. The effect of adopting SFAS No. 123(R) on the Company’s consolidated results of operations and financial condition, using a modified prospective application, was insignificant. In March 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107 (SAB No. 107), which summarizes the staff’s views regarding share-based payment arrangements for public companies. The Company took into account the views included in SAB No. 107 in its adoption of SFAS No. 123(R).

In June 2005, the FASB approved EITF Issue No. 04-5, “Determining whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides guidance on whether a partnership should be consolidated by one of its partners. EITF 04-5 is effective for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements are modified after June 29, 2005. For general partners in all other limited partnerships, this guidance is effective no later than January 1, 2006. The Company is currently evaluating partnership interests, particularly certain property funds managed by Threadneedle, to determine whether there will be an impact on its consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” (SFAS 154). This Statement replaces APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not anticipate SFAS 154 will materially impact its Consolidated Financial Statements upon its adoption on January 1, 2006.

In December 2004, the FASB issued FSP FAS 109-2, “Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004” (the Act) (FSP FAS 109-2), which would allow additional time beyond the financial reporting period of enactment to evaluate the effect of the Act on the Company’s plan for reinvestment or repatriation of foreign earnings for purposes of calculating the income tax provision. The Act contains a provision that permits an 85% dividend received deduction for qualified repatriations of earnings that would otherwise be permanently reinvested outside the United States. The Company does not plan to reinvest or repatriate any foreign earnings as a result of the Act.

In June 2004, the FASB issued FSP No. 97-1, “Situations in Which Paragraphs 17(b) and 20 of FASB Statement No. 97, Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses

from the Sale of Investments (SFAS No. 97), Permit or Require Accrual of an Unearned Revenue Liability” (FSP 97-1). The implementation of the SOP 03-1 raised a question regarding the interpretation of the requirements of SFAS No. 97 concerning when it is appropriate to record an unearned revenue liability. FSP 97-1 clarifies that SFAS No. 97 is clear in its intent and language, and requires the recognition of an unearned revenue liability for amounts that have been assessed to compensate insurers for services to be performed over future periods. SOP 03-1 describes one situation, when assessments result in profits followed by losses, where an unearned revenue liability is required. SOP 03-1 does not amend SFAS No. 97 or limit the recognition of an unearned revenue liability to the situation described in SOP 03-1. The guidance in FSP 97-1 is effective for financial statements for fiscal periods beginning after June 18, 2004. The adoption of FSP 97-1 did not have a material impact on the Company’s consolidated results of operations or financial condition.

In May 2004, the FASB issued FSP FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003”. The Company elected to early adopt the provisions of FSP FAS 106-2 on a prospective basis as of April 1, 2004. The adoption of FSP FAS 106-2 did not have a material impact on the Company’s accumulated plan benefit obligation or net periodic postretirement benefit expense for 2004.

Effective January 1, 2004, the Company adopted SOP 03-1 which provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. The adoption of SOP 03-1 as of January 1, 2004, resulted in a cumulative effect of accounting change that reduced first quarter 2004 results by $71 million ($109 million pretax). The cumulative effect of accounting change consisted of: (i) $43 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($33 million) and from considering these liabilities in valuing DAC and DSIC associated with those contracts ($10 million); and (ii) $66 million pretax from establishing additional liabilities for certain variable universal life and single pay universal life insurance contracts under which contractual costs of insurance charges are expected to be less than future death benefits ($92 million) and from considering these liabilities in valuing DAC associated with those contracts ($26 million offset). Prior to the Company’s adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. Amounts expensed in 2004 to establish and maintain additional liabilities for certain variable annuity guaranteed benefits were $53 million (of which $33 million was part of the adoption charges described previously) as compared to amounts expensed in 2003 and 2002 of $32 million and $37 million, respectively. The Company’s accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

The AICPA released a series of technical practice aids (TPAs) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on the Company’s calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

In January 2003, the FASB issued FIN 46, which addresses consolidation by business enterprises of VIEs and was subsequently revised in December 2003. The VIEs primarily impacted by FIN 46, which the Company consolidated as of December 31, 2003, relate to structured investments, including a CDO and three secured loan trusts (SLTs) that were both managed and partially owned by the Company. The consolidation of FIN 46-related entities resulted in a cumulative effect of accounting change that reduced 2003 net income through a non-cash charge of $13 million ($20 million pretax). The net charge was comprised of a $57 million ($88 million pretax) non-cash charge related to the consolidated CDO offset by a $44 million ($68 million pretax) non-cash gain related to the consolidated SLTs. See Note 4 for more information about VIEs.

3.  Investments

The following is a summary of investments at December 31:

	2005	2004
	(in millions)
Available-for-Sale securities, at fair value	$34,217	$34,979
Mortgage loans on real estate, net	3,146	3,249
Trading securities, at fair value and equity method investments in hedge funds	676	858
Policy loans	616	602
Other investments	445	544
Total	$39,100	$40,232

Available-for-Sale Securities

Available-for-Sale securities at December 31, 2005 are distributed by type as presented below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
Corporate debt securities	$18,836	$291	$(300)	$18,827
Mortgage and other asset-backed securities	14,071	50	(211)	13,910
Structured investments	37	—	—	37
State and municipal obligations	879	23	(5)	897
U.S. government and agencies obligations	377	17	(7)	387
Foreign government bonds and obligations	128	17	—	145
Common and preferred stocks	11	3	—	14
Total	$34,339	$401	$(523)	$34,217

Available-for-Sale securities at December 31, 2004 are distributed by type as presented below:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
Corporate debt securities	$19,452	$728	$(68)	$20,112
Mortgage and other asset-backed securities	12,610	167	(48)	12,729
Structured investments	773	—	(41)	732
State and municipal obligations	757	26	(3)	780
U.S. government and agencies obligations	406	15	(1)	420
Foreign government bonds and obligations	108	17	(1)	124
Common and preferred stocks	77	5	—	82
Total	$34,183	$958	$(162)	$34,979

At December 31, 2005 and 2004, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 88% and 87%, respectively, of the Company’s total investments. These securities are rated by Moody’s and Standard & Poor’s (S&P), except for approximately $1.2 billion of securities at both December 31, 2005 and 2004, which are rated by the Company’s internal analysts using criteria similar to Moody’s and S&P. Ratings on investment grade securities are presented using S&P’s convention and, if the two agencies’ ratings differ, the lower rating is used. A summary by rating (excluding net unrealized appreciation and depreciation) on December 31 is as follows:

Rating	2005	2004
AAA	44%	41%
AA	7	4
A	19	20
BBB	23	27
Below investment grade	7	8
Total	100%	100%

At December 31, 2005 and 2004, approximately 44% and 62% of the securities rated AAA are GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of shareholders’ equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2005:

	Less than 12 months		12 months or more		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in millions)
Corporate debt securities	$8,445	$(187)	$2,771	$(113)	$11,216	$(300)
Mortgage and other asset-backed securities	7,886	(114)	2,875	(97)	10,761	(211)
Structured investments	10	—	—	—	10	—
State and municipal obligations	172	(4)	24	(1)	196	(5)
U.S. government and agencies obligations	193	(4)	97	(3)	290	(7)
Foreign government bonds and obligations	13	—	—	—	13	—
Common and preferred stocks	—	—	5	—	5	—
Total	$16,719	$(309)	$5,772	$(214)	$22,491	$(523)

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position as of December 31, 2004:

	Less than 12 months		12 months or more		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in millions)
Corporate debt securities	$3,956	$(38)	$1,171	$(30)	$5,127	$(68)
Mortgage and other asset-backed securities	4,004	(30)	732	(18)	4,736	(48)
Structured investments	—	—	705	(41)	705	(41)
State and municipal obligations	50	—	75	(3)	125	(3)
U.S. government and agencies obligations	207	(1)	2	—	209	(1)
Foreign government bonds and obligations	1	—	9	(1)	10	(1)
Total	$8,218	$(69)	$2,694	$(93)	$10,912	$(162)

In evaluating potential other-than-temporary impairments, the Company considers the extent to which amortized cost exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2005:

	Less than 12 months			12 months or more			Total
Ratio of Fair Value to Amortized Cost	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
	(in millions, except number of securities)
95%–100%	973	$16,221	$(269)	357	$5,309	$(181)	1,330	$21,530	$(450)
90%–95%	47	391	(25)	34	439	(29)	81	830	(54)
80%–90%	12	104	(14)	6	24	(4)	18	128	(18)
Less than 80%	3	3	(1)	—	—	—	3	3	(1)
Total	1,035	$16,719	$(309)	397	$5,772	$(214)	1,432	$22,491	$(523)

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities are attributable to changes in interest rates. A portion of the gross unrealized losses particularly related to corporate debt securities is also attributed to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the unrealized loss relates to securities that have a fair value to amortized cost ratio of 95% or above resulting in an overall 98% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses are not concentrated in any individual industries or with any individual securities. However, the securities with a fair value to amortized cost ratio of 80%-90% primarily relate to the auto and paper industries. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA, and FHLMC mortgage backed securities, is $6 million. The securities related to this issuer have a fair value to amortized cost ratio of 80%-90% and have been in an unrealized loss position for less than 12 months. The three securities with a fair value to amortized cost ratio less than 80% are all included in the portfolio of securities that the Company was required to consolidate as part of a CDO in applying FIN 46. More information about this CDO is provided below and in Note 4.

The Company monitors the investments and metrics described previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairments. See the Available-for-Sale Securities section of Note 2 for information regarding the Company’s policy for determining when an investment’s decline in value is other-than-temporary. As stated earlier, the Company’s ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, the Company has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none are other-than-temporarily impaired at December 31, 2005.

The change in net unrealized securities gains (losses) in other comprehensive income (loss) includes three components, net of tax: (i) unrealized gains (losses) that arose from changes in the market value of securities that were held during the period (holding gains (losses)); (ii) (gains) losses that were previously unrealized, but have been recognized in the current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized gains (losses)); and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC and annuity liabilities to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective consolidated balance sheet dates.

The following table presents these components of other comprehensive income (loss), net of tax:

	2005	2004	2003
	(in millions)
Holding (losses) gains, net of tax of $303, $12, and $59, respectively	$(562)	$22	$(109)
Reclassification of realized gains, net of tax of $18, $15, and $4, respectively	(34)	(27)	(8)
DAC, DSIC and annuity liabilities (in 2005 and 2004), net of tax of $30, $30, and $2, respectively	55	(56)	3
Net unrealized securities losses	$(541)	$(61)	$(114)

The change in other comprehensive loss related to discontinued operations was $13 million, $16 million and $21 million for the years ended December 31, 2005, 2004 and 2003, respectively, net of tax benefits of $7 million, $9 million and $11 million, respectively.

The following is a distribution of Available-for-Sale securities by maturity as of December 31, 2005:

	Amortized Cost	Fair Value
	(in millions)
Due within 1 year	$948	$952
Due after 1 year through 5 years	6,024	6,010
Due after 5 years through 10 years	11,423	11,375
Due after 10 years	1,825	1,919
	20,220	20,256
Mortgage and other asset-backed securities	14,071	13,910
Structured investments	37	37
Common and preferred stocks	11	14
Total	$34,339	$34,217

The expected payments on mortgage and other asset-backed securities and structured investments may not coincide with their contractual maturities. As such, these securities, as well as common and preferred stocks, were not included in the maturities distribution.

Included in net realized gains and losses are gross realized gains and losses on sales of securities, as well as other-than-temporary impairment losses on investments, classified as Available-for-Sale, using the specific identification method, as noted in the following table for the years ended December 31:

	2005	2004	2003
	(in millions)
Gross realized gains from sales	$137	$65	$307
Gross realized losses from sales	$(64)	$(21)	$(143)
Other-than-temporary impairments	$(21)	$(2)	$(152)

The $21 million of other-than-temporary impairments in 2005 primarily related to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio. The $2 million of other-than-temporary impairments in 2004 related to four issuers within corporate debt securities. The $152 million of other-than-temporary impairments in 2003 consisted of $90 million related to corporate debt securities, $55 million related to the Company’s interests in the CDO securitization trust described below, and $7 million related to other securities. The other-than-temporary impairments related to corporate debt securities were spread across twelve issuers with approximately $71 million resulting from continued operating difficulties and bankruptcies of certain large airline carriers and the related overall impact on the airline industry. The other-than-temporary impairments related to the Company’s interests in the CDO securitization trust primarily resulted from defaults associated with a specific CDO within the securitization trust.

As of December 31, 2004, the Company held retained interests in a non consolidated CDO securitization for which it transferred a majority of its rated CDO securities. The retained interests had a carrying value of $705 million, of which $523 million is considered investment grade and are accounted for in accordance with EITF Issue No. 99-20. The Company sold all of its retained interests in the CDO securitization during 2005 generating a $36 million net pretax gain.

As previously described, the 2003 adoption of FIN 46 required the consolidation of a CDO which contains debt issued to investors that is non-recourse to the Company and solely supported by a portfolio of high-yield bonds and loans. The Company manages the portfolio of high-yield bonds and loans for the benefit of CDO debt held by investors and retains an interest in the residual and rated debt tranches of the CDO structure. This CDO primarily included below investment grade corporate debt securities which had a fair value of $214 million and $249 million at December 31, 2005 and 2004, respectively. These corporate debt securities are included within the Available-for-Sale category but are not available for the general use of the Company as they are for the benefit of CDO debt holders. More information about this CDO is provided in Note 4.

Mortgage Loans on Real Estate, Net

The following is a summary of mortgage loans on real estate at December 31:

	2005	2004
	(in millions)
Mortgage loans on real estate	$3,190	$3,298
Less: allowance for loan losses	(44)	(49)
Mortgage loans on real estate, net	$3,146	$3,249

Mortgage loans are first mortgages on real estate. The Company holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements.

At December 31, 2005 and 2004, the Company’s recorded investment in impaired mortgage loans on real estate was $14 million and $16 million, with related allowances for loan losses of $4 million and $5 million, respectively. During 2005 and 2004, the average recorded investment in impaired mortgage loans on real estate was $8 million and $17 million, respectively. For each of the years ended December 31, 2005, 2004 and 2003, the Company recognized interest income related to impaired mortgage loans on real estate of nil, $1 million and $1 million, respectively.

The balances of and changes in the allowance for loan losses as of and for the years ended December 31, are as follows:

	2005	2004	2003
	(in millions)
Balance, beginning of year	$49	$54	$47
Provision for loan losses	—	9	15
Foreclosures, write-offs and loan sales	(5)	(14)	(8)
Balance, end of year	$44	$49	$54

Concentrations of credit risk of mortgage loans on real estate by region at December 31 were:

	2005		2004
	On-Balance Sheet	Funding Commitments	On-Balance Sheet	Funding Commitments
	(in millions)
Mortgage loans by U.S. region:
North Central	$919	$6	$1,025	$16
Atlantic	920	22	939	27
Mountain	390	16	407	22
Pacific	422	27	385	14
South Central	351	24	318	9
New England	188	21	224	7
	3,190	116	3,298	95
Less: allowance for loan losses	(44)	—	(49)	—
Total	$3,146	$116	$3,249	$95

Concentrations of credit risk of mortgage loans on real estate by property type at December 31 were:

	2005		2004
	On-Balance Sheet	Funding Commitments	On-Balance Sheet	Funding Commitments
	(in millions)
Mortgage loans by U.S. property type:
Office buildings	$1,170	$31	$1,214	$8
Shopping centers and retail	754	36	803	40
Apartments	504	10	544	25
Industrial buildings	492	19	418	16
Hotels and motels	99	6	116	—
Medical buildings	65	3	66	—
Retirement homes	5	—	10	—
Other	101	11	127	6
	3,190	116	3,298	95
Less: allowance for loan losses	(44)	—	(49)	—
Total	$3,146	$116	$3,249	$95

Commitments to fund mortgages are made in the ordinary course of business. The estimated fair value of the mortgage commitments as of December 31, 2005 and 2004, was not material.

Trading Securities and Equity Method Investments in Hedge Funds

Trading securities and equity method investments in hedge funds are primarily comprised of seed money investments in mutual funds and hedge funds managed by the Company, as well as publicly traded mutual funds and other hedge funds managed by third parties. There were $27 million, $50 million, and $71 million of net pretax gains for the years ended December 31, 2005, 2004 and 2003, respectively, related to trading securities and equity method investments in hedge funds held at each balance sheet date.

4.  Variable Interest Entities

The variable interest entities for which the Company was considered the primary beneficiary and which were consolidated beginning December 31, 2003, relate to structured investments, including a CDO and three SLTs, which were both managed and partially-owned by the Company. The consolidated CDO contains debt issued to investors that is non-recourse to the Company and solely supported by a portfolio of high-yield bonds and loans. The Company manages the portfolio of high-yield bonds and loans for the benefit of CDO debt held by investors and retains an interest in the residual and rated debt tranches of the CDO structure. The consolidated SLTs provide returns to investors primarily based on the performance of an underlying portfolio of high-yield loans which were managed by the Company. One of the SLTs originally consolidated was liquidated in 2004 and the remaining two SLTs were liquidated in 2005 resulting in no SLTs being consolidated as of December 31, 2005. The 2005 and 2004 results of operations (reported in net investment income) include income of $14 million, compared to non-cash charges of $28 million, respectively, related to the liquidation of the SLTs. The $28 million non-cash charge in 2004 was comprised of $24 million pretax, related to the complete liquidation of one SLT, and $4 million pretax, related to the then expected impact of liquidating the two remaining SLTs.

Ongoing results of operations related to the consolidated CDO are non-cash items and primarily relate to interest earned on the portfolio of high-yield bonds, gains and losses on the sale of bonds and loans and interest paid on the CDO debt and, to a much lesser extent, interest income on loans and provision expense for loan loss reserves. Changes in value of the portfolio of high-yield bonds will be reflected within other comprehensive income (loss) unless a decline in value is determined to be other-than-temporary, in which case a charge will be recorded within the results of operations. These impacts will be dependent upon market factors during such time and will result in periodic net operating income or expense. The Company expects, in the aggregate, such operating income or expense related to the CDO, including the December 31, 2003 FIN 46 implementation non-cash charge of $88 million pretax ($57 million after-tax), to reverse themselves over time as the structure matures, because the debt issued to the investors in the consolidated CDO is non-recourse to the Company, and further reductions in the value of the related assets will be absorbed by the third party investors.

The following table presents the consolidated assets, essentially all of which are restricted, and other balances related to these entities at December 31:

	2005	2004
	(in millions)
Restricted cash	$—	$543
Available-for-Sale securities(a)	214	249
Derivative financial instruments(b)	—	43
Loans and other assets	10	10
Total assets	$224	$845
Debt	$283	$317
Deferred tax liability	3	8
Other liabilities	—	119
Total liabilities	$286	$444

(a)              Securities are classified as Available-for-Sale and include $8 million ($5 million after-tax) and $22 million ($14 million after-tax) of unrealized appreciation as of December 31, 2005 and 2004, respectively.

(b)              Represents the estimated fair market value of the total return swap derivatives related to the consolidated SLTs, which had a notional amount of $1.8 billion as of December 31, 2004.

The Company has other significant variable interests for which it is not the primary beneficiary and, therefore, does not consolidate. These interests are represented by carrying values of $37 million of CDO residual tranches managed by the Company, $178 million of affordable housing partnerships and approximately $115 million related to AMEX Assurance. For the CDOs managed by the Company, the Company has evaluated its variability in losses and returns considering its investment levels, which are less than 50% of the residual tranches, and the fee received from managing the structures and has determined that consolidation is not required. The Company manages approximately $6.0 billion of underlying collateral within the CDO structures it manages. The Company’s maximum exposure to loss as a result of its investment in these entities is represented by the carrying values.

The Company is a limited partner in affordable housing partnerships in which the Company has a less than 50% interest in the partnerships and receives the benefits and accepts the risks consistent with other limited partners. In the limited cases in which the Company has a greater than 50% interest in affordable housing partnerships, it was determined that the relationship with the general partner is an agent relationship and the general partner was most closely related to the partnership as it is the key decision maker and controls the operations. The Company’s maximum exposure to loss as a result of its investment in these entities is represented by the carrying values.

AMEX Assurance maintains the required licenses to offer insurance in various states and both IDS Property Casualty Insurance Company (IDS Property Casualty Co.), a subsidiary of the Company, and American Express utilize those licenses to offer their products in exchange for a ceding fee. AMEX Assurance entered into separate reinsurance agreements with IDS Property Casualty Co. and American Express to transfer insurance related risks to the respective companies. As described in Note 1, effective September 30, 2005, the Company entered into an agreement to sell its interest in the AMEX Assurance legal entity to American Express within two years after the Distribution for a fixed price. This transaction, combined with ceding of all travel and other card insurance business to American Express, created a variable interest entity for which the Company has a significant interest but is not the primary beneficiary based on the Company’s variability in losses and returns relative to other variable interest holders. Accordingly, the Company deconsolidated AMEX Assurance as of September 30, 2005. AMEX Assurance had $413 million of total assets as of December 31, 2004, and $215 million of total revenues and $103 million of net income for the year ended December 31, 2004. The maximum exposure to loss as a result of the Company’s interest in AMEX Assurance is represented by the agreed-upon fixed sales price, which approximates $115 million.

5.  Deferred Acquisition Costs and Deferred Sales Inducement Costs

The balances of and changes in DAC as of and for the years ended December 31, were:

	2005	2004	2003
	(in millions)
Balance, beginning of year	$3,956	$3,743	$3,590
Impact of SOP 03-1	—	20	—
Capitalization of acquisition costs	693	621	627
DAC transfer related to AMEX Assurance ceding arrangement	(117)	—	—
Amortization, excluding impact of changes in assumptions	(498)	(517)	(482)
Amortization, impact of annual third quarter changes in DAC-related assumptions	67	24	2
Amortization, impact of other quarter changes in DAC-related assumptions(a)	—	56	—
Impact of change in net unrealized securities losses	81	9	6
Balance, end of year	$4,182	$3,956	$3,743

(a)              Primarily relates to a $66 million reduction in DAC amortization expense to reflect the lengthening of the amortization periods for certain annuity and life insurance products impacted by the Company’s adoption of SOP 03-1 on January 1, 2004, partially offset by a $10 million increase in amortization expense due to a long-term care DAC valuation system conversion.

The balances of and changes in DSIC as of and for the years ended December 31, were:

	2005	2004	2003
	(in millions)
Balance, beginning of year	$303	$279	$231
Impact of SOP 03-1	—	(3)	—
Capitalization of sales inducements	94	71	72
Amortization	(40)	(34)	(24)
Impact of change in net unrealized securities losses (gains)	13	(10)	—
Balance, end of year	$370	$303	$279

6.  Goodwill and Other Intangibles

Goodwill and other intangible assets deemed to have indefinite lives are not amortized but are instead subject to impairment tests. Management completed goodwill impairment tests during the years ended December 31, 2005, 2004 and 2003. Such tests did not indicate impairment.

Definite lived intangible assets as of December 31 consisted of:

	2005			2004
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)
Customer Relationships	$107	$(16)	$91	$118	$(10)	$108
Contracts	138	(33)	105	152	(20)	132
Other	56	(14)	42	60	(9)	51
Total	$301	$(63)	$238	$330	$(39)	$291

The aggregate amortization expense for these intangible assets during the years ended December 31, 2005, 2004 and 2003 was $28 million, $29 million and $8 million, respectively. These assets have a weighted-average useful life of 12 years. Estimated amortization expense associated with intangible assets for the five years ending December 31, 2010 is as follows (in millions): 2006, $27; 2007, $26; 2008, $23; 2009, $21 and 2010, $19. As of December 31, 2005 and 2004, the Company did not have identifiable intangible assets with indefinite useful lives.

The changes in the carrying amount of goodwill reported in the Company’s segments for 2005 and 2004 were as follows:

	Asset Accumulation and Income	Protection	Corporate and Other	Consolidated
	(in millions)
Balance at January 1, 2004	$468	$70	$36	$574
Acquisitions	9	—	—	9
Foreign currency translation(a)	50	—	—	50
Balance at December 31, 2004	527	70	36	633
Acquisitions	5	—	—	5
Foreign currency translation and other adjustments(a)	(61)	—	—	(61)
Balance at December 31, 2005	$471	$70	$36	$577

(a)              Primarily reflects foreign currency translation adjustments related to the Company’s ownership of Threadneedle.

7.  Discontinued Operations

Effective August 1, 2005, the Company transferred its 50% ownership interest and the related assets and liabilities of its consolidated subsidiary, AEIDC, to American Express for $164 million through a non-cash dividend equal to the net book value excluding net unrealized investment losses of $26 million and accordingly no gain or loss was recorded. In connection with the AEIDC transfer, American Express made a cash capital contribution of $164 million to the Company. The assets, liabilities and operations of AEIDC are shown as discontinued operations in the accompanying Consolidated Financial Statements.

The components of earnings from discontinued operations for the years ended December 31 are as follows:

	2005	2004	2003
	(in millions)
Net investment income	$165	$222	$210
Expenses:
Interest credited to account values	104	84	60
Other expenses	36	77	82
Total expenses	140	161	142
Income before income tax provision	25	61	68
Income tax provision	9	21	24
Income from discontinued operations, net of tax	$16	$40	$44

The assets and liabilities associated with discontinued operations included in the Company’s Consolidated Balance Sheet as of December 31, 2004 consisted of the following:

(in millions)
Assets:
Cash and cash equivalents	$54
Investments, at fair value	5,752
Receivables	43
Other assets	24
Total assets	$5,873

Liabilities:
Investment certificate reserves	$5,501
Payable to American Express	118
Other liabilities	12
Total liabilities	$5,631

8.  Debt

Debt at December 31 is as follows:

	2005		2004
	Outstanding Balance	Year-End Stated Rate on Debt	Outstanding Balance	Year-End Stated Rate on Debt
	(in millions, except percentages)
Senior notes due 2010	$800	5.4%	$—	—%
Senior notes due 2015	700	5.7	—	—
Payable to American Express:
Line of credit	—	—	1,068	2.2
Notes due 2007	—	—	250	3.9
Notes due 2017	—	—	260	7.9
Medium-term notes due 2006	50	6.6	50	6.6
Fixed rate sale-leaseback financing due 2014	—	—	18	4.9
Fixed and floating rate notes due 2011:
Floating senior notes	151	5.2	191	3.2
Fixed rate notes	79	8.6	73	8.6
Fixed rate senior notes	46	7.2	46	7.2
Fixed rate notes	7	13.3	7	13.3
Total	$1,833		$1,963

On November 23, 2005 the Company issued $1.5 billion of unsecured debt including $800 million of five-year notes which mature November 15, 2010 and $700 million of 10-year notes which mature November 15, 2015. The five-year notes carry a 5.35% fixed interest rate and the 10-year notes carry a 5.65% fixed interest rate, with effective interest rates of 4.8% and 5.2%, respectively, after considering the impact of accounting hedges. Interest payments are due semiannually on May 15 and November 15, and the Company may redeem the notes, in whole or in part, at any time at its option at the redemption price specified in the prospectus supplement filed with the SEC on November 22, 2005. The proceeds from the issuance were used to repay the approximately $1.4 billion balance outstanding on a bridge loan and to provide capital for other general corporate purposes.

On September 30, 2005 the Company obtained an unsecured revolving credit facility for $750 million expiring in September 2010 from various third-party financial institutions. Under the terms of the credit agreement the Company may increase the amount of this facility to $1.0 billion and as of December 31, 2005 no borrowings were outstanding under this facility. The Company has agreed under this credit agreement not to pledge the shares of its principal subsidiaries and was in compliance with this covenant as of December 31, 2005. In addition, a letter of credit was issued against this facility for approximately $0.8 million in December 2005. The letter of credit is automatically extended annually on December 20 until the Company elects to cancel the agreement.

The Company paid to American Express $1.5 billion in September 2005 to close out a $1.1 billion revolving credit facility, pay off a $253 million fixed rate loan and settle a $136 million net intercompany payable. The proceeds from the bridge loan mentioned above were used to repay these obligations.

On August 5, 2005 the Company repaid $270 million of intercompany debt and accrued interest related to construction financing using cash received from the transfer of our 50% ownership interest in AEIDC to American Express, and proceeds from the sale of our retained interests in the CDO securitization trust.

On February 8, 1994 the Company issued $50 million aggregate principal amount of 6.625% fixed-rate unsecured medium-term notes due February 15, 2006 in a private placement to institutional investors. The agreement to the medium-term notes does not impose financial covenants on the Company other than an agreement to maintain at all times a consolidated net worth of at least $400 million. Under this agreement, the Company has also agreed not to pledge the shares of our principal subsidiaries. The Company was in compliance with these covenants as of December 31, 2005. Events of default under the medium-term notes include a default in payment and certain defaults or acceleration of certain other financial indebtedness.

The balance related to the fixed rate sale-leaseback financing due 2014 qualified for sale-leaseback reporting as of September 30, 2005 as all uncertainties related to the impact of the spin-off on occupancy were resolved. The sale-leaseback is a transaction that provided for up to six renewal terms of five years each.

As a result of the December 31, 2003 adoption of FIN 46, the fixed and floating rate notes due 2011 balances are related to a consolidated CDO. This debt is non-recourse to the Company and will be extinguished from the cash flows of the investments held within the portfolio of the CDO.

In addition, one of the Company’s broker-dealer subsidiaries has uncommitted lines of credit with a bank totaling $75 million, comprised of a $50 million secured bank credit line, collateralized by customers’ excess margin securities, and a $25 million unsecured line. The credit limits are periodically set by the bank and daily availability is not guaranteed. There were no borrowings outstanding under these lines of credit at December 31, 2005 and 2004.

At December 31, 2005, aggregate annual maturities of debt were as follows:

(in millions)
2006	$50
2007	—
2008	—
2009	—
2010	800
Thereafter	983
Total future maturities	$1,833

9.  Related Party Transactions

The Company may engage in transactions in the ordinary course of business with significant shareholders, between the Company and its directors and officers or with other companies whose directors or officers may also serve as directors or officers for the Company or its subsidiaries. The Company carries out these transactions on customary terms. The transactions have not had a material impact on the Company’s consolidated results of operations or financial condition.

The Company may have a number of ordinary course relationships with certain of its significant shareholders or their subsidiaries. Berkshire Hathaway Inc. (Berkshire) owned approximately 12% of the Company’s common stock at December 31, 2005. The Company or its subsidiaries may engage in reinsurance or other commercial transactions with Berkshire or its subsidiaries and may pay or receive fees in these transactions. The Company does not believe that these transactions are material to it or to Berkshire. Davis Selected Advisers, L.P. (Davis) owned approximately 8% of the Company’s common stock at December 31, 2005. In the ordinary course of business, the Company obtains investment advisory or sub-advisory services from Davis or its affiliates. The Company, or the mutual funds or other clients that we provide advisory services to, pay fees to Davis for its services.

The Company’s executive officers and directors may from time to time take out loans from certain of its subsidiaries on the same terms that these subsidiaries offer to the general public. The Company’s executive officers and directors may also have transactions with the Company or its subsidiaries involving other goods and services, such as insurance and investment services. All indebtedness from these transactions is in the ordinary course of the Company’s business and is on the same terms, including interest rates, in effect for comparable transactions with the general public. Such indebtedness involves normal risks of collection and does not have features or terms that are unfavorable to the Company’s subsidiaries.

The Company has entered into various transactions with American Express in the normal course of business. The Company earned approximately $10 million, $11 million and $13 million during the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, respectively, in revenues from American Express. The Company received approximately $26 million, $70 million and $82 million for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, respectively, of reimbursements from American Express for the Company’s participation in certain corporate initiatives. As a result of the Separation from American Express, the Company determined it appropriate to reflect certain reimbursements previously received from American Express for costs incurred related to certain American Express-related corporate initiatives, as capital contributions rather than reductions to expense amounts. These amounts were approximately $26 million, $41 million and $36 million for the nine months ended September 30, 2005 and the years ended December 31, 2004 and 2003, respectively.

10.  Share-Based Compensation

The Ameriprise Financial 2005 Incentive Compensation Plan (2005 ICP) was approved as of September 30, 2005. Under the 2005 ICP, stock and cash incentive awards may be granted to employees, directors and independent contractors including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. Under the 2005 ICP, the maximum number of shares of common stock that may be covered by the stock-based awards shall generally not exceed 37.9 million shares.

At September 30, 2005, the Company also entered into an Employee Benefits Agreement (EBA) with American Express as part of the Distribution. In accordance with the EBA, all American Express stock options and restricted stock awards held by the Company’s employees and vesting on or before December 31, 2005 will remain American Express stock options or restricted stock awards. However, all American Express stock options and restricted stock awards held by the Company’s employees and not vesting on or before December 31, 2005, will be substituted by a stock option or restricted stock award issued under the 2005 ICP and subject to the terms and conditions after the Distribution that are substantially similar to the terms and conditions applicable to the original American Express stock options and restricted stock awards.

Stock options granted under the 2005 ICP must have an exercise price not less than 100% of the current fair market value of a share of common stock on the grant date and a term of no more than ten years. Options substituted pursuant to the EBA on September 30, 2005 resulted from converting the number of American Express options and strike prices to a number of the Company’s stock options and strike prices in order to maintain the same intrinsic value to the employee.

The conversion was based on the pre-distribution American Express closing price relative to the post-distribution Ameriprise Financial closing price on September 30, 2005. The stock options substituted maintain a vesting schedule which is the same as the American Express stock options. Generally, these stock options had an original vesting schedule of four years and vested ratably at 25 percent per year. A similar conversion process was completed to determine the number of the Company’s restricted stock awards granted on September 30, 2005 to replace American Express restricted stock awards. The restricted stock awards also maintain a vesting schedule which is the same as the American Express restricted stock awards and generally have an original vesting schedule of four years with 25 percent ratable vesting per year.

A summary of the conversion of American Express stock options to the Company’s stock options under the EBA as of September 30, 2005 is presented below (shares in millions):

	Shares	Weighted Average Exercise Price
American Express non-vested options outstanding	4.1	$46.45
Conversion factor(a)	1.6045	.6233
Ameriprise Financial non-vested options outstanding	6.6	$28.95

(a)              Conversion factor for number of shares is the ratio of the American Express pre-distribution closing stock price ($57.44) to the Company’s post-distribution stock price ($35.80). Conversion factor for the strike price is the ratio of the Company’s post-distribution stock price ($35.80) to the American Express pre-distribution closing stock price ($57.44).

A summary of the Company’s stock option plans as of December 31, 2005 and changes during the period then ended is presented below (shares and intrinsic value in millions):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at beginning of year	—	$—
Converted American Express shares	6.6	28.95
Granted	4.9	35.05
Exercised	—	—
Forfeited	(.2)	29.16
Outstanding at end of year	11.3	$31.60	8.8 years	$81.4
Options exercisable at end of year	—	—	—	—

The weighted average grant date fair value for options granted during 2005 was $9.61. The fair value of each option granted during 2005 was estimated on the date of grant using a Black-Scholes option-pricing model with the assumptions detailed below. The weighted average grant date fair value of American Express options granted to the Company’s employees in 2005, 2004, and 2003 was $12.59, $13.27, and $10.08, respectively, using a Black-Scholes option-pricing model with the assumptions determined by American Express. The Company has compared the pre-distribution fair value of the American Express options as of September 30, 2005 to the post-distribution fair value of the converted Company’s options using the Company’s stock volatility and other applicable assumptions and determined there was no incremental value associated with the substituted awards. Therefore, the grant date fair values as determined while the Company was a part of American Express will be expensed over the remaining vesting periods for those converted options.

The following weighted average assumptions were used for grants to the Company’s employees in 2005:

Dividend yield	1.0%
Expected volatility	27%
Risk-free interest rate	4.3%
Expected life of stock option (years)	4.5

The dividend yield assumption assumes the Company’s dividend payout would continue with no changes. The expected volatility was based on historical and implied volatilities experienced by a peer group of companies due to the limited trading experience of the Company’s shares. The risk free interest rate is based on the yield of U.S. Treasury instruments of comparable life and the expected life of the options was based on experience while the Company was a part of American Express.

A summary of the conversion of American Express non-vested shares to the Company’s non-vested shares under the EBA as of September 30, 2005 is presented below (shares in millions):

	Shares	Weighted Average Grant Date Fair Value
American Express non-vested awards outstanding	1.8	$47.48
Conversion factor(a)	1.6045	.6233
Ameriprise Financial non-vested awards outstanding	2.8	$29.59

(a)              Conversion factor for number of shares is the ratio of the American Express pre-distribution closing stock price ($57.44) to the Company’s post-distribution stock price ($35.80). Conversion factor for the weighted average grant date fair value is the ratio of the Company’s post-distribution stock price ($35.80) to the American Express pre-distribution closing stock price ($57.44).

A summary of the Company’s restricted stock awards as of December 31, 2005 and changes during the period then ended is presented below (shares in millions):

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at beginning of year	—	$—
Converted American Express shares	2.8	29.59
Granted	1.0	35.16
Vested	—	—
Forfeited	(.1)	30.40
Non-vested shares at end of year	3.7	$31.09

The components of the Company’s pretax stock-based compensation expense, net of cancellations, for the years ended December 31, were:

	2005	2004	2003
	(in millions)
Stock options	$22	$16	$7
Restricted stock awards	33	22	14
Total	$55	$38	$21

The total income tax benefit recognized by the Company for stock options and restricted stock awards granted to the Company’s employees was $19 million, $13 million and $7 million for the years ended December 31, 2005, 2004, and 2003, respectively.

As of December 31, 2005, there was $155 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2005 ICP. That cost is expected to be recognized over a weighted-average period of 2.8 years.

11.  Shareholders’ Equity and Related Regulatory Requirements

Restrictions on the transfer of funds exist under regulatory requirements applicable to certain of the Company’s subsidiaries. At December 31, 2005, the aggregate amount of unrestricted net assets was approximately $2.2 billion.

Certain of the Company’s wholly-owned subsidiaries are subject to regulatory capital requirements. Actual capital and regulatory capital requirements for such subsidiaries as of December 31, 2005, unless otherwise noted below, were:

	Actual Capital	Regulatory Capital Requirement
	(in millions)
IDS Life Insurance Company(1)	$3,270	$751
American Enterprise Life Insurance Company(1)	583	125
IDS Property Casualty Insurance Company(1)	448	104
Ameriprise Certificate Company(2)	333	304
AMEX Assurance Company(1)	115	23
IDS Life Insurance Company of New York(1)	246	40
Threadneedle Asset Management Holdings Ltd.(3)	141	125
American Enterprise Investment Services(2)	97	7
Ameriprise Financial Services, Inc.(2)	47	#
American Partners Life Insurance Company(1)	67	11
American Centurion Life Assurance Company(1)	62	13
Ameriprise Trust Company	47	36
Securities America, Inc.(2)	15	#

(1)              Actual capital is determined on a statutory basis.

(2)              Actual capital is determined on an adjusted U.S. GAAP basis.

(3)              Actual capital is determined on a U.K. GAAP basis. Both actual capital and regulatory capital requirements are as of June 30, 2005, based on the most recent required U.K. filing.

#                 Amounts are less than $1 million and are nil due to rounding.

The National Association of Insurance Commissioners (NAIC) defines Risk-Based Capital (RBC) requirements for insurance companies. The RBC requirements are used by the NAIC and state insurance regulators to identify companies that merit regulatory actions designed to protect policyholders. In addition to these RBC requirements, IDS Property Casualty Co. is subject to the statutory surplus requirements of the State of Wisconsin.

State insurance statutes also contain limitations as to the amount of dividends and distributions that insurers may make without providing prior notification to state regulators. For IDS Life Insurance Company (IDS Life), the limitation is based on the greater of the previous year’s statutory net gain from operations or 10% of the previous year-end statutory capital and surplus, as prescribed by the insurance laws of the State of Minnesota. Dividends, whose amount, together with that of other distributions made within the preceding 12 months, exceed this statutory limitation, are referred to as “extraordinary dividends,” require advance notice to the Minnesota Department of Commerce, IDS Life’s primary regulator, and are subject to their potential disapproval.

Ameriprise Certificate Company (ACC) is registered as an investment company under the Investment Company Act of 1940 (the 1940 Act). ACC markets and sells investment certificates to clients. ACC is subject to various capital requirements under the 1940 Act, laws of the State of Minnesota and understandings with the SEC and the Minnesota Department of Commerce. The terms of the investment certificates issued by ACC and the provisions of the 1940 Act also require the maintenance by ACC of qualified assets. Under the provisions of its certificates and the 1940 Act, ACC was required to have qualified assets (as that term is defined in Section 28(b) of the 1940 Act) in the amount of $5.6 billion and $5.8 billion at December 31, 2005 and 2004, respectively. ACC had qualified assets of $6.0 billion and $6.2 billion at December 31, 2005 and 2004, respectively.

Threadneedle’s required capital is based on the requirements specified by the United Kingdom’s regulator, the Financial Services Authority (FSA), under its Capital Adequacy Directive (CAD) for asset managers.

The Company has four broker-dealer subsidiaries, American Enterprise Investment Services (AEIS), Ameriprise Financial Services, Inc. (AMPF), Securities America, Inc. (SAI) and IDS Life. The introducing broker-dealers, AMPF and SAI, and the clearing broker-dealer, AEIS, are subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 under the Securities Exchange Act of 1934. IDS Life’s capital requirements are as set forth above.

Ameriprise Trust Company is subject to capital adequacy requirements under the laws of the State of Minnesota as enforced by the Minnesota Department of Commerce.

During 2005, the Company paid dividends to American Express of $217 million, including non-cash dividends of $164 million. Additionally, in 2005 the Company paid cash dividends to other shareholders of $27 million. During 2004, the Company paid dividends to American Express of $1.3 billion, which included dividends from IDS Life of $930 million, some of which were considered extraordinary and therefore required prior notification to the Minnesota Department of Commerce, as described above. During 2003, the Company paid dividends to American Express of $334 million.

Effective September 30, 2003, the Company received a $564 million capital contribution for the acquisition of Threadneedle (see Note 2), which was comprised of $536 million in cash and the non-cash reduction of liabilities due to American Express of $28 million.

Government debt securities of $16 million and corporate debt securities of $17 million at December 31, 2005 and 2004, respectively, held by the Company’s life insurance subsidiaries were on deposit with various states as required by law and satisfied legal requirements.

12.  Variable Annuity Guarantees

This note discusses variable annuity guarantees for which liabilities are established under SOP 03-1, specifically GMDB, GGU and GMIB. See Note 15 for more information about guarantees for which liabilities are established under SFAS 133, specifically GMWB and GMAB.

The majority of the variable annuity contracts offered by the Company contain GMDB provisions. When market values of the customer’s accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. The Company also offers GGU provisions on variable annuities with death benefit provisions and contracts containing GMIB provisions. If elected by the contract owner and after a stipulated waiting period from contract issuance, a GMIB guarantees a minimum lifetime annuity based on a specified rate of contract accumulation value growth and predetermined annuity purchase rates. The Company has established additional liabilities for these variable annuity death benefits and GMIB provisions.

The variable annuity death benefit liability is determined each period by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments (e.g., mortality and expense fees, contractual administrative charges and similar fees). Similarly, the GMIB liability is determined each period by estimating the expected value of annuitization benefits in excess of the projected contract accumulation value at the date of annuitization and recognizing the excess over the estimated meaningful life based on expected assessments.

The majority of the GMDB contracts provide for six year reset contract values. In determining the additional liabilities for variable annuity death benefits and GMIB, the Company projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review, and where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.

The following provides summary information related to variable annuity contracts for which the Company has established additional liabilities for death benefits and GMIB as of December 31:

Variable Annuity GMDB, GMIB and GGU by Benefit Type	2005	2004
	(dollars in millions)
Contracts with GMDB providing for return of premium:
Total contract value	$9,106.9	$3,241.6
Contract value in separate accounts	$7,409.9	$1,727.4
Net amount at risk*	$16.7	$110.9
Weighted average attained age	60	62
Contracts with GMDB providing for six-year reset:
Total contract value	$24,608.2	$27,453.2
Contract value in separate accounts	$20,362.3	$22,787.1
Net amount at risk*	$762.7	$1,267.2
Weighted average attained age	61	60
Contracts with GMDB providing for one-year ratchet:
Total contract value	$5,129.2	$4,039.4
Contract value in separate accounts	$4,210.8	$3,078.5
Net amount at risk*	$45.4	$55.6
Weighted average attained age	61	61
Contracts with other GMDB:
Total contract value	$993.2	$494.7
Contract value in separate accounts	$891.9	$397.7
Net amount at risk*	$16.4	$11.7
Weighted average attained age	59	66
Contracts with GGU death benefit:
Total contract value	$619.8	$450.1
Contract value in separate accounts	$535.8	$363.8
Net amount at risk*	$34.8	$18.2
Weighted average attained age	61	64
Contracts with GMIB:
Total contract value	$792.6	$603.3
Contract value in separate accounts	$711.8	$517.6
Net amount at risk*	$16.0	$11.9
Weighted average attained age	60	59

*                 Represents current death benefit less total contract value for GMDB, amount of gross up for GGU and accumulated guaranteed minimum benefit base less total contract value for GMIB and assumes the actuarially remote scenario that all claims become payable on the same day.

For the year ended December 31, 2005, additional liabilities and incurred benefits were:

	GMDB & GGU	GMIB
	(in millions)
Liability balance at January 1	$29.9	$3.0
Reported claims	12.1	—
Liability balance at December 31	16.5	3.5
Incurred claims (reported + change in liability)	(1.3)	0.5

The additional liabilities for guaranteed benefits established under SOP 03-1 are supported by general account assets. Changes in these liabilities are included in benefits, claims, losses and settlement expenses in the Consolidated Statements of Income.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.

13.  Fair Value of Financial Instruments

The following table discloses fair value information for financial instruments. Certain items, such as life insurance obligations, employee benefit obligations, lease contracts, investments accounted for under the equity method, DAC and DSIC are not reflected in the table as they are not required to be disclosed in such table by SFAS No. 107, “Disclosure about Fair Value of Financial Instruments.” The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2005 and 2004 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying value and fair value information for financial instruments at December 31:

	2005		2004
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)
Financial Assets
Assets for which carrying values approximate fair values	$4,158	$4,158	$3,162	$3,162
Available-for-Sale securities	34,217	34,217	34,979	34,979
Mortgage loans on real estate, net	3,146	3,288	3,249	3,492
Trading securities	185	185	520	520
Other investments	259	268	274	283
Separate account assets	41,561	41,561	35,901	35,901
Derivative financial instruments	215	215	214	214

Financial Liabilities
Liabilities for which carrying values approximate fair values	$1,217	$1,217	$2,315	$2,315
Fixed annuity reserves	24,638	23,841	25,523	24,733
Investment certificate reserves	5,649	5,640	5,831	5,826
Debt for which it is:
Practicable to estimate fair value	1,833	1,761	317	236
Not practicable	—	—	560	—
Separate account liabilities	36,784	35,376	31,731	30,611
Derivative financial instruments	38	38	138	138

As of December 31, 2005 and 2004, the carrying and fair values of off-balance sheet financial instruments are not material. See Notes 2 and 3 for carrying and fair value information regarding Available-for-Sale securities, mortgage loans on real estate (net of allowance for loan losses), trading securities and other investments. The following methods were used to estimate the fair values of financial assets and financial liabilities:

Financial Assets

Assets for which carrying values approximate fair values include cash and cash equivalents, restricted and segregated cash and certain other assets. The carrying value approximates fair value due to the short-term nature of these instruments.

Available-for-Sale securities are carried at fair value in the Consolidated Balance Sheets. Gains and losses are recognized in the results of operations upon disposition. In addition, impairment losses are recognized when management determines that a decline in value is other-than-temporary.

The fair value of mortgage loans on real estate, except those with significant credit deterioration, are estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values are based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections or, for collateral dependent loans, on collateral value.

Trading securities are carried at fair value in the Consolidated Balance Sheets with changes in fair value recognized in current period earnings.

Other investments include the Company’s interest in syndicated loans, which are carried at amortized cost less allowance for losses in the Consolidated Balance Sheets. Fair values are based on quoted market prices.

Separate account assets are carried at fair value in the Consolidated Balance Sheets.

Derivative financial instruments are carried at fair value within other assets or other liabilities. The fair value of the Company’s derivative financial instruments are determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs.

Financial Liabilities

Liabilities for which carrying values approximate fair values primarily include customer deposits. The carrying value approximates fair value due to the short-term nature of these instruments.

Fair values of fixed annuities in deferral status are estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value is estimated using discounted cash flows based on current interest rates. The fair value of these reserves excludes life insurance-related elements of $1.5 billion as of both December 31, 2005 and 2004. If the fair value of the fixed annuities were realized, the surrender charges received would be offset by the write off of DAC and DSIC associated with fixed annuities of $496 million and $534 million as of December 31, 2005 and 2004, respectively.

For variable rate investment certificates that reprice within a year, fair values approximate carrying values. For other investment certificates, fair value is estimated using discounted cash flows based on current interest rates. The valuations are reduced by the amount of applicable surrender charges.

Long-term debt for which fair value has been estimated consists of debt related to the senior notes due 2010 and 2015 and the CDO which was consolidated upon adoption of FIN 46 (see Notes 4 and 8 for more information). The fair value for these instruments was estimated using quoted market prices. It was not practicable to estimate the fair value of the $510 million of long-term debt due to American Express at December 31, 2004. The notes had stated maturities and called for interest only payments on a semi-annual basis. Interest rates charged were based on borrowing rates established by American Express’ finance subsidiary. These notes were carried at the amount of principal that was outstanding and were repaid in full during 2005. As of December 31, 2005, due to the short-term nature of the $50 million medium-term notes, carrying value approximates fair value. It was not practicable to estimate the fair value of these notes at December 31, 2004. The notes have stated maturities and call for interest only payments at 6.625% through maturity in February 2006.

Fair values of separate account liabilities, excluding life insurance-related elements of $4.8 billion and $4.2 billion in 2005 and 2004, respectively, are estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write off of the DAC and DSIC associated with separate account liabilities of $2.0 billion and $1.7 billion as of December 31, 2005 and 2004, respectively.

14.  Retirement Plans and Profit Sharing Arrangements

On September 30, 2005, the Company entered into an Employee Benefits Agreement (the EBA) with American Express that allocates certain liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the Distribution including the general treatment of outstanding American Express equity awards, certain outstanding annual and long-term incentive awards, existing deferred compensation obligations, and certain retirement and welfare benefit obligations. The EBA provides that as of the date of the Distribution, Ameriprise Financial generally will assume, retain and be liable for all wages, salaries, welfare, incentive compensation and employee-related obligations and liabilities for all of its current and former employees. The EBA also provides for the transfer of qualified plan assets and transfer of liabilities relating to the pre-distribution participation of Ameriprise Financial’s employees in American Express’ various retirement, welfare, and employee benefit plans from such plans to the applicable plans Ameriprise Financial has adopted for the benefit of its employees.

Pension Plans

The Company’s employees in the United States are eligible to participate in the Ameriprise Financial Retirement Plan (the Plan), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (ERISA), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. The Plan is a cash balance plan by which the employees’ accrued benefits are based on notional account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage, determined by an employee’s age plus service, of compensation as defined by the Plan (which includes, but is not limited to, base pay, certain incentive pay and commissions, shift differential, overtime and transition pay). Employees’ balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30, with a minimum crediting rate of 5%. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

In addition, the Company sponsors an unfunded non-qualified Supplemental Retirement Plan (the SRP) for certain highly compensated employees to replace the benefit that cannot be provided by the Plan due to Internal Revenue Service limits. The SRP generally parallels the Plan but offers different payment options.

Most employees outside the United States are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements.

As described previously, the Company entered into an EBA with American Express as part of the Distribution and pursuant to the EBA, the liabilities and plan assets associated with the American Express Retirement Plan, Supplemental Retirement Plan and a retirement plan including employees from Threadneedle were split. The split resulted in an allocation of unrecognized net losses to the surviving plans administered separately by the Company and American Express in proportion to the projected benefit obligations of the surviving plans. As a result of this allocation, the Company recorded $32 million of additional pension liability with a corresponding adjustment to additional paid in capital within equity (net of taxes).

The Company measures the obligations and related asset values for its pension and other postretirement benefit plans annually as of September 30.

The components of the net periodic pension cost for all defined benefit plans are as follows:

	2005	2004	2003
	(in millions)
Service cost	$34	$31	$18
Interest cost	17	15	13
Expected return on plan assets	(19)	(19)	(18)
Amortization of prior service cost	(2)	(2)	(2)
Recognized net actuarial loss	1	—	—
Settlement loss	1	1	2
Net periodic pension benefit cost	$32	$26	$13

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of assets for all plans:

Reconciliation of Change in Benefit Obligation

	2005	2004
	(in millions)
Benefit obligation, October 1 prior year	$276	$231
Service cost	34	31
Interest cost	17	15
Benefits paid	(6)	(6)
Actuarial loss	21	16
Settlements	(15)	(12)
Foreign currency rate changes	(2)	1
Benefit obligation at September 30,	$325	$276

Reconciliation of Change in Fair Value of Plan Assets

	2005	2004
	(in millions)
Fair value of plan assets, October 1 prior year	$224	$196
Actual return on plan assets	33	36
Employer contributions	9	9
Benefits paid	(6)	(6)
Settlements	(15)	(12)
Foreign currency rate changes	(1)	1
Fair value of plan assets at September 30,	$244	$224

The Company complies with the minimum funding requirements in all countries. The following table reconciles the plans’ funded status (benefit obligation less fair value of plan assets) to the amounts recognized in the Consolidated Balance Sheets:

Funded Status

	2005	2004
	(in millions)
Funded status at September 30,	$(81)	$(52)
Unrecognized net actuarial loss	25	49
Unrecognized prior service cost	(7)	(8)
Fourth quarter contributions	8	—
Net amount recognized at December 31,	$(55)	$(11)

The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 31:

	2005	2004
	(in millions)
Accrued benefit liability	$(67)	$(31)
Prepaid benefit cost	9	18
Minimum pension liability adjustment	3	2
Net amount recognized at December 31,	$(55)	$(11)

The accumulated benefit obligation for all retirement plans as of September 30, 2005 and 2004 was $272 million and $241 million, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations that exceed the fair value of plan assets as of September 30, 2005 and 2004 are as follows:

	2005	2004
	(in millions)
Accumulated benefit obligation	$47	$27
Fair value of plan assets	$15	$—

The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations that exceed the fair value of plan assets as of September 30, 2005 and 2004 are as follows:

	2005	2004
	(in millions)
Projected benefit obligation	$325	$262
Fair value of plan assets	$244	$210

The weighted average assumptions used to determine benefit obligations were:

	2005	2004(a)
Discount rates	5.5%	5.6%
Rates of increase in compensation levels	4.4%	4.1%

(a)                Assumptions were derived from averages of all American Express plans and are not necessarily indicative of assumptions Ameriprise Financial would have used for a stand alone pension plan.

The weighted average assumptions used to determine net periodic benefit cost were:

	2005	2004(a)	2003(a)
Discount rates	5.7%	5.7%	6.2%
Rates of increase in compensation levels	4.4%	4.0%	4.0%
Expected long-term rates of return on assets	8.2%	7.9%	8.1%

(a)                Assumptions were derived from averages of all American Express plans and are not necessarily indicative of assumptions Ameriprise Financial would have used for a stand alone pension plan.

In developing the 2005 expected long-term rate of return assumption, management evaluated input from an external consulting firm, including their projection of asset class return expectations, and long-term inflation assumptions. The Company also considered the historical returns on the Plan’s assets.

The asset allocation for the Company’s pension plans at September 30, 2005 and 2004, and the target allocation for 2006, by asset category, are below. Actual allocations will generally be within 5% of these targets.

	Target Allocation	Percentage of Plan Assets at
	2006	2005	2004(a)
Equity securities	70%	71%	68%
Debt securities	25	25	27
Other	5	4	5
Total	100	100	100

(a)                Percentages were derived from averages of all American Express plans and are not necessarily indicative of percentage allocations Ameriprise Financial would have used for a stand alone pension plan.

The Company invests in an aggregate diversified portfolio to ensure that adverse or unexpected results from a security class will not have a detrimental impact on the entire portfolio. Diversification is interpreted to include diversification by asset type, performance and risk characteristics and number of investments. Asset classes and ranges considered appropriate for investment of the plans’ assets are determined by each plan’s investment committee. The asset classes typically include domestic and foreign equities, emerging market equities, domestic and foreign investment grade and high-yield bonds and domestic real estate.

The Company’s retirement plans expect to make benefit payments to retirees as follows (in millions): 2006, $19; 2007, $19; 2008, $20; 2009, $21; 2010, $24 and 2011-2015, $144. In addition, the Company expects to contribute $8 million to its pension plans in 2006.

Defined Contribution Plans

In addition to the plans described previously, certain Company employees participate in the Ameriprise Financial 401(k) plan, under which purchases of Ameriprise Financial’s common shares are made on behalf of participating U.S. employees. Under the terms of the 401(k), employees have the option of investing in the Ameriprise Stock Fund through accumulated payroll deductions. In addition, at least quarterly Ameriprise Financial makes automatic cash contributions equal to 1% per annum of a qualifying employee’s base salary. Such contributions are invested automatically in the Ameriprise Stock Fund, which invests primarily in Ameriprise Financial’s common stock and can be redirected at any time into other 401(k) investment options. The Company’s defined contribution plan expense was $34 million, $31 million and $28 million in 2005, 2004 and 2003, respectively.

Other Postretirement Benefits

The Company sponsors defined postretirement benefit plans that provide health care and life insurance to retired U.S. employees. Net periodic postretirement benefit costs were $2 million, $2 million and $5 million in 2005, 2004 and 2003, respectively. Effective January 1, 2004, American Express decided to no longer provide a subsidy for these benefits for employees who were not at least age 40 with at least five years of service as of that date.

The following table provides a reconciliation of the changes in the defined postretirement benefit plan obligation:

Reconciliation of Change in Benefit Obligation

	2005	2004
	(in millions)
Benefit obligation, October 1 prior year	$39	$46
Service cost	1	1
Interest cost	2	2
Benefits paid	(11)	(15)
Participant contributions	6	5
Plan amendments	—	2
Actuarial gain	(5)	(2)
Benefit obligation at September 30,	$32	$39

The recognized liabilities for the Company’s defined postretirement benefit plans are unfunded and are as follows:

Reconciliation of Accrued Benefit Cost and Total Amount Recognized

	2005	2004
	(in millions)
Funded status at September 30,	$(32)	$(39)
Unrecognized net actuarial (gain) loss	(3)	3
Unrecognized prior service cost	(2)	(2)
Fourth quarter payments	2	1
Net amount recognized at December 31,	$(35)	$(37)

The weighted average assumptions used to determine benefit obligations were:

	2005	2004
Discount rates	5.5%	5.75%
Healthcare cost increase rate:
Following year	10.0%	10.5%
Decreasing to the year 2016	5%	5%

A one percentage-point change in the assumed healthcare cost trend rates would not have a material effect on the Company’s postretirement benefit obligation or net periodic postretirement benefit costs. The defined postretirement benefit plans expect to make benefit payments to retirees as follows: 2006, $3 million; 2007, $3 million; 2008, $3 million; 2009, $3 million; 2010, $3 million and 2011-2015, $13 million.

Profit Sharing Arrangements

On an annual basis, Threadneedle employees are eligible for two profit sharing arrangements: (i) a profit sharing plan for all employees based on individual performance criteria, and (ii) an equity participation plan (EPP) for certain key personnel.

This employee profit sharing plan provides for profit sharing of 33% for 2004 and 30% for 2005 and thereafter based on an internally defined recurring pretax operating income measure for Threadneedle, which primarily includes pretax income related to investment management services and investment portfolio income excluding gains and losses on asset disposals, certain reorganization expenses, equity participation plan expenses and other non-recurring expenses. Compensation expense related to the employee profit sharing plan was $60 million and $50 million for the years ended December 31, 2005 and 2004, respectively. Compensation expense for the period from October 1, 2003 through December 31, 2003 did not relate to the employee profit sharing plan.

The EPP is a cash award program for certain key personnel who are granted awards based on a formula tied to Threadneedle’s financial performance. The EPP provides for 50% vesting after three years, 50% vesting after four years and required cash out after 5 years. All awards are settled in cash, based on a value as determined by an annual independent valuation of Threadneedle’s fair market value. The value of the award is recognized as compensation expense evenly over the four year vesting period. However, each year’s EPP expense is adjusted to reflect Threadneedle’s current valuation. Increases in value of vested awards are expensed immediately. Increases in the value of unvested shares are amortized over the remaining vesting period. Compensation expense related to the EPP was $47 million and $26 million for the years ended December 31, 2005 and 2004, respectively. Compensation expense for the period from October 1, 2003 through December 31, 2003 related to EPP was immaterial.

15.  Derivatives and Hedging Activities

Derivative financial instruments enable the end users to manage exposure to credit and various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including commodity, equity, foreign exchange and interest rate indices or prices. The Company enters into various derivative financial instruments as part of its ongoing risk management activities. The Company does not engage in any derivative instrument trading activities. Credit risk associated with the Company’s derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate such risk, counterparties are all required to be preapproved. Additionally, the Company may, from time to time, enter into master netting agreements wherever practical. As of December 31, 2005 and 2004, the total net fair values, excluding accruals, of derivative product assets were $215 million and $214 million, respectively, and derivative product liabilities were $38 million and $138 million, respectively. The total notional amount of derivatives as of December 31, 2005 was $3.4 billion. The following summarizes the Company’s use of derivative financial instruments.

Cash Flow Hedges

The Company uses interest rate products, primarily swaps and swaptions, to manage funding costs related to the Company’s debt, investment certificate and fixed annuity businesses. The interest rate swaps are used to hedge the exposure to interest rates on the forecasted interest payments associated with debt issuances and on investment certificates which reset at shorter intervals than the average maturity of the investment portfolio. Additionally, the Company uses interest rate swaptions to hedge the risk of increasing interest rates on forecasted fixed annuity sales.

During 2005, 2004 and 2003, the Company recognized the following impacts in other comprehensive income (loss) related to its cash flow hedging activity, net of tax:

	2005	2004	2003
	(in millions)
Holding gains (losses), net of tax of $20, $5, and $4, respectively	$36	$(10)	$(8)
Reclassification for realized (gains) losses, net of tax of $1, $2, and $2, respectively	(1)	3	3
Net unrealized derivative gains (losses)	$35	$(7)	$(5)

The change in other comprehensive income (loss) related to discontinued operations was: ($1) million, ($5) million and ($2) million for the years ended December 31, 2005, 2004 and 2003, respectively, net of tax of $1 million, $3 million and $1 million, respectively.

At December 31, 2005, the Company expects to reclassify $8 million of net pretax gains on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next twelve months. In the event that cash flow hedge accounting is no longer applied as the derivative is de-designated as a hedge by the Company, the hedge is not considered to be highly effective, or the forecasted transaction being hedged is no longer likely to occur, the reclassification from accumulated other comprehensive income (loss) into earnings may be accelerated and all future market value fluctuations will be reflected in earnings. There were no cash flow hedges for which hedge accounting was terminated for these reasons during 2005, 2004 or 2003. No hedge relationships were discontinued during the years ended December 31, 2005, 2004 and 2003 due to forecasted transactions no longer expected to occur according to the original hedge strategy.

Currently, the longest period of time over which the Company is hedging exposure to the variability in future cash flows is 30 years and relates to forecasted debt interest payments. For the year ended December 31, 2005, there were $2 million in losses on derivative transactions or portions thereof that were ineffective as hedges, excluded from the assessment of hedge effectiveness or reclassified into earnings as a result of the discontinuance of cash flow hedges. For the years ended December 31, 2004 and 2003 there were no derivative transactions or portions thereof that were ineffective as hedges.

Hedges of Net Investment in Foreign Operations

The Company designates foreign currency derivatives, primarily forward agreements, as hedges of net investments in certain foreign operations. For the year ended December 31, 2005, the net amount of losses related to the hedges included in foreign currency translation adjustments was $46 million, net of tax. The related amounts due to or from counterparties are included in other liabilities or other assets.

Derivatives Not Designated as Hedges

The Company has economic hedges that either do not qualify or are not designated for hedge accounting treatment.

Certain annuity and investment certificate products have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the amount of expenses incurred by the Company related to equity-indexed annuities and stock market certificate products will positively or negatively impact earnings. As a means of economically hedging its obligations under the provisions of these products, the Company writes and purchases index options and occasionally enters into futures contracts. Purchased options used in conjunction with these products are reported in other assets and written options are included in other liabilities. Additionally, certain annuity products contain GMWB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments. The GMWB provision is considered an embedded derivative and is valued each period by estimating the present value of future benefits less applicable fees charged for the rider using actuarial models, which simulate various economic scenarios. The Company economically hedges the exposure related to the GMWB provision using various equity futures and structured derivatives. As of December 31, 2005 and 2004, the fair value of the purchased derivatives used in conjunction with these products was $207 million and $144 million, respectively. As of December 31, 2005 and 2004, the fair value of the written options was $39 million and $74 million, respectively. Futures contracts are settled daily by exchanging cash with the counterparty and gains and losses are reported in earnings.

The Company enters into financial futures and equity swaps to manage its exposure to price risk arising from seed money investments made in proprietary mutual funds for which the related gains and losses are recorded currently in earnings. The futures contracts generally mature within four months and the related gains and losses are reported currently in earnings. As of December 31, 2005 and 2004, the fair value of the financial futures and equity swaps was not significant.

The Company uses interest rate caps, swaps and floors to protect the margin between the interest rates earned on investments and interest rates credited to holders of certain investment certificates and fixed annuities. Balances as of December 31, 2005 and 2004 were not material.

The Company consolidated certain derivatives as a result of consolidating certain SLT investments as described in Note 4. These derivatives were primarily total return swaps with value that was based on the interest and gains and losses related to a reference portfolio of high-yield loans.

Embedded Derivatives

As noted above, certain annuity and investment certificate products have returns tied to the performance of equity markets. The equity component of the annuity and investment certificate product obligations are considered embedded derivatives. Additionally, certain annuities contain GMWB and GMAB provisions, which are also considered embedded derivatives. The fair value of the embedded derivatives is included as part of the stock market investment certificate reserves or equity indexed annuities. The change in fair values of the embedded derivatives are reflected in the interest credited to account values as it relates to annuity and investment certificate products with returns tied to the performance of equity markets. The changes in fair values of the GMWB and GMAB embedded derivatives are reflected in benefits, claims, losses and settlement expenses. The total fair value of these instruments, excluding the host contract, was $84 million and $79 million at December 31, 2005 and 2004, respectively.

16. Other Expenses

Other expenses consisted of the following:

	2005	2004	2003
		(in millions)
Professional and advertising fees(1)	$507	$433	$336
Information technology, communication and facilities	424	447	342
Other	171	162	122
Total	$1,102	$1,042	$800

(1)  Includes expenses related to regulatory and legal matters.

17. Income Taxes

Provisions (benefits) for income taxes were:

	2005	2004	2003
		(in millions)
Federal income tax:
Current	$121	$286	$138
Deferred	36	(26)	12
Total federal income tax	157	260	150
State, local and other income taxes—current	32	35	30
Foreign taxes—deferred	(2)	(8)	(1)
Total	$187	$287	$179

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

	2005	2004	2003
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
Changes in taxes resulting from:
Dividend exclusion	(4.7)	(2.3)	(5.9)
Tax-exempt interest income	(1.4)	(0.8)	(0.9)
Tax credits	(8.3)	(6.3)	(9.4)
State taxes, net of federal benefit	1.4	0.8	2.0
Taxes applicable to prior years	2.7	(1.8)	—
Other, net	0.4	1.2	(0.3)
Income tax provision	25.1%	25.8%	20.5%

The Company’s effective income tax rate decreased to 25.1% in 2005 from 25.8% in 2004 primarily due to the impact of relatively lower levels of pretax income compared to tax-advantaged items in 2005. Additionally, taxes applicable to prior years represent a $20 million tax expense in 2005 and a $20 million tax benefit in 2004.

Accumulated earnings of certain foreign subsidiaries, which totaled $107 million at December 31, 2005, are intended to be permanently reinvested outside the United States. Accordingly, federal taxes, which would have aggregated $7 million, have not been provided on those earnings.

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of the Company’s deferred income tax assets and liabilities as of December 31, 2005 and 2004 are reflected in the following table:

	2005	2004
	(in millions)
Deferred income tax assets:
Liabilities for future policy benefits	$1,105	$1,035
Investment impairments and write downs	98	182
Deferred compensation	148	71
Unearned revenues	29	37
Net unrealized losses on Available-for-Sale securities	69	—
Accrued liabilities	123	146
Investment related	46	69
Other	189	159
Total deferred income tax assets	$1,807	$1,699

	2005	2004
	(in millions)
Deferred income tax liabilities:
Deferred acquisition costs	$1,259	$1,283
Net unrealized gains on Available-for-Sale securities	—	222
Depreciation expense	138	129
Intangible assets	79	116
Other	249	132
Total deferred income tax liabilities	1,725	1,882
Net deferred income tax assets (liabilities)	$82	$(183)

A portion of IDS Life’s income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a “policyholders’ surplus account.” At December 31, 2005, IDS Life had a policyholders’ surplus account balance of $1.1 million. The American Jobs Creation Act of 2004, which was enacted on October 22, 2004, provides a two-year suspension of the tax on policyholders’ surplus account distributions. IDS Life has made distributions of $19 million, which will not be subject to tax under the two-year suspension. Previously, the policyholders’ surplus account was only taxable if dividends to shareholders exceeded the shareholders’ surplus account and/or IDS Life is liquidated. Deferred income taxes of $0.4 million have not been established as distributions of the remaining policyholders’ surplus account are contemplated in 2006.

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. Included in deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. The Company has $231 million in capital loss carryforwards that expire December 31, 2009. The deferred tax benefit of these capital loss carryforwards is reflected in the investment related deferred tax assets, net of other related items. Based on analysis of the Company’s tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable the Company to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2005 and 2004.

As a result of the Company’s separation from American Express, the Company will be required to file a short period income tax return through September 30, 2005 which will be included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, its life insurance subsidiaries will not be able to file a consolidated U.S. federal income tax return with the other members of the Company’s affiliated group for five tax years following the Distribution. Therefore, the Company will also be required to file two separate short period consolidated income tax returns for the period October 1, 2005 through December 31, 2005, one including the Company’s life insurance subsidiaries and one for all of the non-life insurance companies required to be included in a consolidated income tax return.

On September 30, 2005, the Company entered into a Tax Allocation Agreement (the Tax Allocation Agreement) with American Express. The Tax Allocation Agreement governs the allocation of consolidated U.S. federal and applicable combined or unitary state and local income tax liabilities between American Express and the Company for tax periods prior to September 30, 2005, and in addition provides for certain restrictions and indemnities in connection with the tax treatment of the Distribution and addresses other tax-related matters.

The items comprising comprehensive income in the Consolidated Statements of Shareholders’ Equity are presented net of the following income tax (benefit) provision amounts:

	2005	2004	2003
		(in millions)
Net unrealized securities losses	$(291)	$(33)	$(61)
Net unrealized derivative gains (losses)	19	(3)	(2)
Foreign currency translation losses	(5)	(10)	(5)
Minimum pension liability (losses) gains	(1)	—	2
Net income tax benefit	$(278)	$(46)	$(66)

Tax benefits related to other comprehensive income of discontinued operations were $8 million, $12 million and $12 million for the years ended December 31, 2005, 2004 and 2003, respectively.

18. Commitments and Contingencies

The Company is committed to pay aggregate minimum rentals under noncancelable operating leases for office facilities and equipment in future years as follows (millions): 2006, $80; 2007, $71; 2008, $58; 2009, $50; 2010, $46 and an aggregate of $341 thereafter. The operating lease expense was approximately $95 million, approximately $90 million and approximately $82 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Mortgage loan funding commitments were $116 million and $95 million at December 31, 2005 and 2004, respectively.

The Company’s life and annuity products all have minimum interest rate guarantees in their fixed accounts. As of December 31, 2005, these guarantees range from 1.5% to 5%. To the extent the yield on the Company’s invested asset portfolio declines below its target spread plus the minimum guarantee, the Company’s profitability would be negatively affected.

The Company, through its Threadneedle subsidiary, has approximately $2 million in commitments to provide additional capital in the form of equity interests on non-interest bearing subordinated loans to two of Threadneedle’s equity investments. The addtional capital can be called at the discretion of the investees.

The Company and its subsidiaries are involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which the Company operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships.

These proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company’s consolidated results of operations, financial condition or credit ratings.

In addition, from time to time the Company receives requests for information from, and has been subject to examination or investigation by, the SEC, NASD and various other regulatory authorities concerning its business activities and practices, including: sales and product or service features of, or disclosures pertaining to, financial plans, its mutual funds, annuities, insurance products and brokerage services; non–cash compensation paid to its financial advisors; supervision of its financial advisors; operational and data privacy issues; and sales of, or brokerage or revenue sharing practices relating to, other companies’ REIT shares, mutual fund shares or other investment products. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

In November 2002, a suit, now captioned Haritos et al. v. American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona. The suit was filed by plaintiffs who purport to represent a class of all persons that have purchased financial plans from the Company’s advisors from November 1997 through July 2004. Plaintiffs allege that the sale of the plans violates the Investment Advisers Act of 1940. The suit seeks an unspecified amount of damages, rescission of the investment advisor plans and restitution of monies paid for such plans. On January 3, 2006, the Court granted the parties joint stipulation to stay the action pending the approval of the proposed settlement in the putative class action, “In re American Express Financial Advisors Securities Litigation,” which is described below.

In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona. The plaintiffs allege that they are investors in several American Express mutual funds and they purport to bring the action derivatively on behalf of those funds under the 1940 Act. The plaintiffs allege that fees allegedly paid to the defendants by the funds for investment advisory and administrative services are excessive. The plaintiffs seek remedies including restitution and rescission of investment advisory and distribution agreements. The plaintiffs voluntarily agreed to transfer this case to the United States District Court for the District of Minnesota. In response to the Company’s motion to dismiss the complaint, the Court dismissed one of plaintiffs’ four claims and granted plaintiffs limited discovery.

In October 2005, the Company reached a comprehensive settlement regarding the consolidated securities class action lawsuit filed against the Company, its former parent and affiliates in October 2004 called “In re American Express Financial Advisors Securities Litigation.” The settlement, under which the Company denies any liability, includes a one-time payment of $100 million to the class members. The class members include individuals who purchased mutual funds in the Company’s Preferred Provider Program, Select Group Program, or any similar revenue sharing program, purchased mutual funds sold under the American Express® or AXP® brand; or purchased for a fee financial plans or advice from the Company between March 10, 1999 and through the date on which a formal stipulation of settlement is signed. The settlement will be submitted to the Court for approval. Two lawsuits making similar allegations (based solely on state causes of actions) are pending in the United States District Court for the Southern District of New York: “Beer v. American Express Company and American Express Financial Advisors” and “You v. American Express Company and American Express Financial Advisors.” Plaintiffs have moved to remand the cases to state court. The Court’s decision on the remand motion is pending.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company’s businesses remains elevated. The Company has continued to receive requests for information from, and has been subject to examination by, the SEC, NASD and various other regulatory agencies concerning its business activities and practices, including: sales and product or service features of, or disclosures pertaining to, financial plans, its mutual funds, annuities, insurance products and brokerage services; non–cash compensation paid to its financial advisors; supervision of its financial advisors; operational issues relating to the RiverSource mutual funds; and sales of, or brokerage or revenue sharing practices relating to, other companies’ REIT shares, mutual fund shares or other investment products.

Other open matters relate, among other things, to the portability (or network transferability) of the Company’s RiverSource mutual funds, the suitability of product recommendations made to retail financial planning clients, licensing matters related to sales by its financial advisors to out-of-state clients and net capital and reserve calculations. The Company has also received a number of regulatory inquiries in connection with its notification of the theft of a laptop computer containing certain client and financial advisor information. These open matters relate to the activities of various Ameriprise legal entities, including Ameriprise Financial Services, Inc. (formerly known as “American Express Financial Advisors Inc.” or AEFA), Ameriprise Enterprise Investment Services, Inc. (its clearing-broker subsidiary) and SAI. The Company has cooperated and will continue to cooperate with the regulators regarding their inquiries.

In 2005 the Company resolved by settlement a number of pending matters that pre-dated the Distribution. The majority of these settlements involved AEFA.

On December 1, 2005, the Company announced settlement of two additional SEC enforcement matters relating to periods before the Distribution. The first matter involved allegations that AEFA failed to adequately disclose the details of various revenue sharing programs the Company maintained in connection with sales of certain non-proprietary mutual funds and 529 college savings plans. The SEC announcement also covers a second enforcement action alleging that AEFC permitted improper market timing in the Company’s own mutual funds (including market timing by a limited number of the Company’s employees through their own personal 401(k) retirement accounts) as well as in certain of the Company’s annuity products, notwithstanding prohibitions against this practice in the product disclosures. Under the terms of the settlements the Company agreed to a censure and to pay an aggregate of $45 million ($30 million allocated to revenue sharing and $15 million to market timing) in the form of civil penalties and disgorgement. The Company is required to develop plans of distribution with the assistance of an independent distribution consultant. Regarding revenue sharing, the plan will address how such funds will be distributed to benefit customers that purchased the particular mutual funds between January 1, 2001 through August 31, 2004. A second plan will address how funds will be distributed to benefit investors in the Company’s mutual funds for market-timing activity that took place between January 1, 2002 and September 30, 2003. The distribution plans will be subject to final approval by the SEC. As part of the settlements, the Company also agreed to certain undertakings regarding disclosure, compliance and training.

Additionally on December 1, 2005, the Company announced that it had reached agreement with the NASD to settle alleged violations of NASD conduct rules prohibiting directed brokerage in connection with its revenue sharing programs with certain preferred non-proprietary mutual funds. Under the settlement the Company received a censure and paid a fine of $12.3 million.

During the course of 2005 the Company reached settlements with four states in regulatory matters regarding supervisory practices, financial advisor misappropriations of customer funds, 529 plan and Class B mutual fund sales practices, incentives for AEFA’s branded financial advisors to sell both its proprietary mutual funds and other companies’ mutual funds, the sale of proprietary mutual fund products to financial planning clients, and the matters raised in the SEC and NASD enforcement actions described above. As part of these state settlements the Company paid approximately $13.4 million total in fines and penalties and also agreed, in certain instances, to provide restitution and to independent consultant review of certain of its practices and policies, including certain of its sales and advice supervisory practices. One such review was delivered in January 2006, and the Company has commenced implementation of the recommended enhancements. The Company will continue to meet its obligations under these settlements throughout 2006. There are pending investigations and demands made by regulators of other states regarding matters substantially similar to those which have settled, as well as the open matters described above, and there can be no assurance that any one or more of these investigations, demands and matters will settle or otherwise conclude without a material adverse effect on the Company’s consolidated results of operations, financial condition or credit ratings.

The IRS routinely examines the Company’s federal income tax returns and recently completed its audit of the Company for the 1993 through 1996 tax years. The IRS is currently conducting an audit of the Company for the 1997 through 2002 tax years. Management does not believe there will be a material adverse effect on the Company’s consolidated results of operations and financial condition as a result of these audits.

19.  Earnings per Common Share

Basic and diluted earnings per share are calculated by dividing historical earnings for the years ended December 31, 2005, 2004 and 2003 by the weighted average shares outstanding for all periods presented as retroactively adjusted for the stock split. For the years ended December 31, 2004 and 2003 the Company had no dilutive shares outstanding as all share-based compensation was granted on American Express common shares and, as a result, there were no share-based awards outstanding until the September 30, 2005 conversion described in Note 10. The computations of basic and diluted EPS for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005	2004	2003
	(in millions, except per share amounts)

Numerator:
Income before discontinued operations and accounting change	$558	$825	$694
Discontinued operations, net of tax	16	40	44
Cumulative effect of accounting change, net of tax	—	(71)	(13)
Net income	$574	$794	$725

Denominator:
Basic: Weighted-average shares outstanding during the period	247.1	246.2	246.2
Add: dilutive effect of stock options	.1	—	—
Diluted: Weighted-average shares outstanding during the period	247.2	246.2	246.2

Basic and Diluted EPS:
Income before discontinued operations and accounting change	$2.26	$3.35	$2.82
Discontinued operations, net of tax	0.06	0.16	0.18
Cumulative effect of accounting change, net of tax	—	(0.29)	(0.05)
Net income	$2.32	$3.22	$2.95

20. Segment Information

The Company has two main operating segments: (i) Asset Accumulation and Income and (ii) Protection. These two operating segments are aligned with the financial solutions the Company offers to address its clients’ needs. The Asset Accumulation and Income business offers mutual funds, annuities and other asset accumulation and income management products and services to retail clients through its financial advisor network. The Company also offers its annuity products through outside channels, such as banks and broker-dealer networks. This operating segment also serves institutional clients in the separately managed account, sub-advisory and 401(k) markets, among others. The Protection segment offers various life insurance, disability income and long-term care, and brokered insurance products through the Company’s financial advisor network. The Company also offers auto and home insurance products on a direct basis to retail clients principally through its strategic marketing alliances.

The Company also has a Corporate and Other segment, which consists of income derived from corporate level assets and unallocated corporate expenses, primarily separation costs, as well as the results of its subsidiary, Securities America Financial Corporation, which operates its own independent separately branded distribution platform. The Corporate and Other segment also includes the assets representing capital that have not been allocated to any other segment. Financial results of the Corporate and Other segment primarily reflect the Company’s financing activities (including interest expense), income on capital not allocated to other segments, income tax items and certain income, expenses and other after-tax adjustments not allocated to the segments based on the nature of such items.

The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany revenues, which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation method that allows the Company to more efficiently manage its capital. The Company evaluates the performance of each segment based on income before income tax provision, discontinued operations and accounting change. The Company allocates certain non-recurring items, such as separation costs, to the Corporate and Other segment.

The following is a summary of assets by operating segment as of December 31:

	2005	2004
	(in millions)
Asset Accumulation and Income	$74,032	$69,516
Protection	16,587	13,465
Corporate and Other	2,502	4,259
Assets of discontinued operations	—	5,873
Total assets	$93,121	$93,113

The following is a summary of segment operating results for the years ended December 31:

	Asset Accumulation and Income	Protection	Corporate and Other	Eliminations	Consolidated
			(in millions)
2005—Segment Data
Revenue from external customers	$5,015	$1,924	$545	$—	$7,484
Intersegment revenue	9	22	1	(32)	—
Total revenues	5,024	1,946	546	(32)	7,484
Amortization expense(a)	391	107	—	—	498
All other expenses	3,986	1,419	868	(32)	6,241
Total expenses	4,377	1,526	868	(32)	6,739
Income (loss) before income tax provision and discontinued operations	$647	$420	$(322)	$—	745
Income tax provision					187
Income before discontinued operations					558
Discontinued operations, net of tax					16
Net income					$574
2004—Segment Data
Revenue from external customers	$4,675	$1,923	$429	$—	$7,027
Intersegment revenue	1	—	2	(3)	—
Total revenues	4,676	1,923	431	(3)	7,027
Amortization expense(a)	368	132	—	—	500
All other expenses	3,617	1,303	498	(3)	5,415
Total expenses	3,985	1,435	498	(3)	5,915
Income (loss) before income tax provision, discontinued operations and accounting change	$691	$488	$(67)	$—	1,112
Income tax provision					287
Income before discontinued operations and accounting change					825
Discontinued operations, net of tax					40
Cumulative effect of accounting change, net of tax					(71)
Net income					$794

(a)  Represents the amortization expense for deferred acquisition costs, deferred sales inducement costs and intangible assets.

	Asset Accumulation and Income	Protection	Corporate and Other	Eliminations	Consolidated
			(in millions)
2003—Segment Data
Revenue from external customers	$4,004	$1,733	$418	$—	$6,155
Intersegment revenue	1	—	1	(2)	—
Total revenues	4,005	1,733	419	(2)	6,155
Amortization expense(a)	244	268	—	—	512
All other expenses	3,132	1,194	446	(2)	4,770
Total expenses	3,376	1,462	446	(2)	5,282
Income (loss) before income tax provision, discontinued operations and accounting change	$629	$271	$(27)	$—	873
Income tax provision					179
Income before discontinued operations and accounting change					694
Discontinued operations, net of tax					44
Cumulative effect of accounting change, net of tax					(13)
Net income					$725

(a)  Represents the amortization expense for deferred acquisition costs, deferred sales inducement costs and intangible assets.

21. Quarterly Financial Data (Unaudited)

	2005				2004
	12/31(a)(f)	9/30(b)(f)	6/30(b)	3/31(b)	12/31(b)	9/30(b)	6/30(b)	3/31(b)(c)
	(in millions, except per share data)
Revenues	$1,869	$1,873	$1,895	$1,847	$1,843	$1,712	$1,740	$1,732
Separation costs(d)	125	92	56	20	—	—	—	—
Income before income tax provision, discontinued operations and accounting change	127	181	191	246	260	261	266	325
Net income	$111	$125	$155	$183	$235	$199	$186	$174
Earnings per common share—Basic and Diluted:
Income before discontinued operations and accounting change(e)	$0.44	$0.50	$0.61	$0.71	$0.92	$0.77	$0.71	$0.95
Discontinued operations, net of tax(e)	—	—	0.02	0.03	0.03	0.04	0.04	0.05
Cumulative effect of accounting change, net of tax(e)	—	—	—	—	—	—	—	(0.29)
Net income(e)	$0.44	$0.50	$0.63	$0.74	$0.95	$0.81	$0.75	$0.71
Weighted Average Common Shares Outstanding for Earnings per Common Share (as adjusted for September 2005 stock split):
Basic	249.9	246.2	246.2	246.2	246.2	246.2	246.2	246.2
Diluted	250.3	246.2	246.2	246.2	246.2	246.2	246.2	246.2
Cash dividends declared per common share	$0.11	—	—	—	—	—	—	—
Common share price:
High	$43.90	—	—	—	—	—	—	—
Low	$32.39	—	—	—	—	—	—	—

(a)

The fourth quarter of 2005 reflects the costs of certain corporate and other support services provided by American Express to the Company after the Distribution pursuant to a transition services agreement. Other than technology-related expenses, the Company’s management believes that the aggregate costs paid to American Express under this transition services agreement for continuing services and the costs for establishing or procuring these services that were historically provided by American Express were not significantly different from the amounts reflected in the quarterly periods prior to the Distribution.

(b)

During the quarterly periods through September 30, 2005, the Company was operated as a wholly-owned subsidiary of American Express. In connection with the preparation of the consolidated financial information for those periods, the Company made certain allocations of expenses that its management believed to be a reasonable reflection of costs the Company would have otherwise incurred as a stand-alone entity but that were paid by American Express.

(c)	Effective January 1, 2004, the Company adopted SOP 03-1, which resulted in a cumulative effect of accounting change that reduced first quarter 2004 results by $71 million ($109 million pretax).
(d)

The Company began to incur separation costs beginning with the quarterly period ended March 31, 2005, when the American Express Board of Directors announced its intention to pursue the Separation. The Company continued to incur separation costs in subsequent quarterly periods. The separation costs in the quarterly periods ended September 30, 2005 and December 31, 2005 reflect the completion of the Distribution and the costs incurred by the Company to establish itself as an independent entity.

(e)	Quarterly EPS amounts are not additive due to dilutive shares.
(f)

The quarterly period ended September 30, 2005 reflects the ceding of the AMEX Assurance travel insurance and card related business effective July 1, 2005. AMEX Assurance was deconsolidated effective September 30, 2005.

Consolidated Five-Year Summary of Selected Financial Data

The following table sets forth selected consolidated financial information from our audited consolidated financial statements as of December 31, 2005, 2004 and 2003 and for the four-year period ended December 31, 2005, and unaudited consolidated financial statements as of December 31, 2002 and 2001 and for the year ended December 31, 2001. Our consolidated financial statements include various adjustments to amounts in our consolidated financial statements as a subsidiary of American Express Company. The selected financial data presented below should be read in conjunction with our consolidated financial statements and the accompanying notes included elsewhere in this report and “Management’s Discussion and Analysis.”

Our consolidated financial information may not be indicative of our future performance and does not necessarily reflect what our consolidated results of operations and financial condition would have been had we operated as a separate, stand-alone entity during the periods presented, including many changes that have or will occur in the operations and capitalization of our company as a result of the Separation and Distribution from American Express Company.

	Years Ended December 31,
	2005(a)(e)	2004(b)(e)	2003(c)(e)	2002(e)	2001(d)(f)
			(in millions)
Income Statement Data:
Revenues	$7,484	$7,027	$6,155	$5,575	$4,744
Expenses	6,739	5,915	5,282	4,714	4,709
Income before discontinued operations and accounting change	558	825	694	632	91
Net income	574	794	725	674	87
Cash Dividends:
American Express Company	53	1,325	334	377	170
Shareholders	27	—	—	—	—

	As of December 31,
	2005(e)	2004(b)(e)	2003(c)(e)	2002(f)	2001(d)(f)
			(in millions)
Balance Sheet Data:
Investments	$39,100	$40,232	$38,534	$34,683	$30,555
Separate account assets	41,561	35,901	30,809	21,981	27,334
Total assets(g)	93,121	93,113	85,384	74,448	71,718
Future policy benefits and claims	32,731	33,253	32,235	28,959	24,810
Investment certificate reserves	5,649	5,831	4,784	4,493	4,162
Payable to American Express	52	1,751	1,447	1,261	732
Debt	1,833	385	445	120	120
Separate account liabilities	41,561	35,901	30,809	21,981	27,334
Total liabilities(h)	85,434	86,411	78,096	67,998	66,098
Shareholders’ equity	7,687	6,702	7,288	6,450	5,620

(a)

During 2005, we recorded significant non-recurring separation costs as a result of the separation from American Express. During the year ended December 31, 2005, $293 million ($191 million after-tax) of such costs were incurred. Separation costs generally consisted of expenses related to advisor and employee retention program costs, costs associated with establishing the Ameriprise Financial brand and costs to separate and reestablish our technology platforms. See Note 1 to our consolidated financial statements.

(b)

Effective January 1, 2004, we adopted SOP 03-1, which resulted in a cumulative effect of accounting change that reduced first quarter 2004 results by $71 million ($109 million pretax). See Note 2 to our consolidated financial statements.

(c)

The consolidation of FIN 46-related entities in December 2003 resulted in a cumulative effect of accounting change that reduced 2003 net income through a non-cash charge of $13 million ($20 million pretax). See Note 2 to our consolidated financial statements.

(d)

In 2001, we recorded aggregate restructuring charges of $70 million ($107 million pretax). The aggregate restructuring charges consisted of $36 million for severance relating to the original plans to eliminate approximately 1,300 jobs (including off-shore outsourcing of certain client service positions related to advisor field office closings and headquarters re-engineering efforts) and $71 million of exit and asset impairment charges primarily relating to the consolidation of headquarters and advisor field office facilities.

During 2001, we also recognized pretax losses of approximately $1 billion (including $182 million and $826 million in the first and second quarters, respectively) from the write down and sale of certain high-yield debt securities. The second quarter pretax losses of $826 million included $403 million to recognize the impact of higher default rate assumptions on certain structured investments; $344 million to write down lower-rated securities (most of which were sold in 2001) in connection with our decision to lower our risk profile by reducing the size of our high-yield portfolio, allocating our investment portfolio toward stronger credits, and reducing the concentration of exposure to individual companies and industry sectors; and $79 million to write down certain other investments.

On January 1, 2001, we adopted the FASB’s consensus on EITF Issue No. 99-20, “Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets,” which resulted in a cumulative effect of accounting change that reduced 2001 results by approximately $22 million (approximately $34 million pretax).

Additionally, on January 1, 2001, we adopted SFAS No. 133, which resulted in a cumulative effect of accounting change that reduced 2001 results by approximately $1 million (approximately $2 million pretax).

(e)	Derived from audited consolidated financial statements.

(f)	Derived from unaudited consolidated financial statements.

(g)	Total assets as of December 31, 2004, 2003, 2002 and 2001 include assets of discontinued operations of $5,873 million, $4,807 million, $4,829 million, and $4,505 million, respectively.

(h)	Total liabilities as of December 31, 2004, 2003, 2002 and 2001 include liabilities of discontinued operations of $5,631 million, $4,579 million, $4,575 million and $4,319 million, respectively.

Glossary of Selected Terminology

Administered Assets—Administered assets include assets for which we provide administrative services such as assets of our clients invested in other companies’ products that we offer outside of our wrap accounts. These assets include those held in customers’ brokerage accounts. We do not exercise management discretion over these assets and do not earn a management fee. These assets are not reported on our Consolidated Balance Sheets.

AMEX Assurance Company—This company is a legal entity owned by IDS Property Casualty Insurance Company that offers travel and other card insurance to American Express customers. This business had historically been reported in the Travel Related Services segment of American Express. Under the separation agreement, 100 percent of this business was ceded to an American Express subsidiary in return for an arm’s length ceding fee. Ameriprise Financial expects to sell the legal entity of AMEX Assurance to American Express within two years after September 30, 2005 for a fixed price equal to the net book value of AMEX Assurance.

Clients With a Financial Plan Percentage—The month-end number of our current clients who have received a financial plan, or have entered into an agreement to receive and have paid for a financial plan, divided by the number of active retail client groups serviced by branded employee and franchisee advisors and our customer service organization.

Deferred Acquisition Costs (DAC)—These represent the costs of acquiring new insurance, annuity and mutual fund business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity, life and health insurance and, to a lesser extent, auto and home insurance and certain mutual fund products. These costs are deferred to the extent they are recoverable from future profits.

Gross Dealer Concession—This is an internal measure, commonly used in the financial services industry, of the sales production of the advisor channel excluding Securities America, Inc.

Managed Assets—Managed assets includes client assets for which we provide investment management and other services, such as the assets of the RiverSource family of mutual funds, assets of institutional clients and assets held in our wrap accounts (retail accounts for which we receive a fee based on assets held in the account). Managed assets also includes assets managed by sub-advisors selected by us. Managed assets do not include owned assets or administered assets. These assets are not reported on our Consolidated Balance Sheets.

Mass Affluent—These are individuals with $100,000 to $1 million in investable assets and household income above $50,000. We track clients with $100,000 or more in assets with us as a proxy for mass affluent clients.

Owned Assets—Owned assets include certain assets on our Consolidated Balance Sheets, principally investments in the general and separate accounts of our life insurance subsidiaries, as well as cash and cash equivalents, restricted and segregated cash and receivables.

Securities America—Securities America Financial Corporation (SAFC) is a corporation whose sole function is to hold the stock of its operating subsidiaries, Securities America, Inc. (SAI) and Securities America Advisors, Inc. (SAA). SAI is a registered broker-dealer and an insurance agency. SAA is an SEC registered investment advisor.

Separate Accounts—Represent assets and liabilities that are maintained and established primarily for the purpose of funding variable annuity and insurance products. The assets of the separate account are only available to fund the liabilities of the variable annuity contract holders and others with contracts requiring premiums or other deposits to the separate account. Clients elect to invest premiums in stock, bond and/or money market funds depending on their risk tolerance. All investment performance, net of fees, is passed through to the client.

Total Clients—This is the sum of all individual, business and institutional clients.

Wrap Accounts—Wrap accounts enable our clients to purchase other securities such as mutual funds in connection with investment advisory fee-based “wrap account” programs or services. We offer clients the opportunity to select products that include proprietary and non-proprietary funds. We currently offer both discretionary and non-discretionary investment advisory wrap accounts. In a discretionary wrap account, an unaffiliated investment advisor or our investment management subsidiary, RiverSource Investments, LLC chooses the underlying investments in the portfolio on behalf of the client. In a non-discretionary wrap account, the client chooses the underlying investments in the portfolio based, to the extent the client elects, in part or whole on the recommendations of their financial advisor. Investors in our wrap accounts generally pay an asset based fee based on the assets held in their wrap accounts. These investors also pay any related fees or costs included in the underlying securities held in that account, such as underlying mutual fund operating expenses and Rule 12b-1 fees.

General Information

Executive Offices

Ameriprise Financial, Inc.
707 2nd Avenue South
Minneapolis, Minnesota 55402
(612) 671-3131

Ameriprise Financial, Inc.
200 Vesey Street
New York, NY 10285-4004

Information Available to Shareholders

Copies of our company’s Annual Report on Form 10-K, proxy statement, press releases and other documents, as well as information on financial results and products and services are available through the Ameriprise Financial website at ameriprise.com. Written copies of these materials, as well as a report of our company’s 2005 political contributions, are available upon written request to the Secretary’s Office at the address listed above right.

Stock Exchange Listing

New York Stock Exchange
(Symbol: AMP)

Independent Registered Public Accounting Firm

Ernst & Young LLP
Suite 1400
220 South 6th Street
Minneapolis, MN 55402

Transfer Agent

The Bank of New York
P. O. Box 11002
New York, NY 10286-1002
(866) 337-4999 (U.S. and Canada only)
(212) 815-3700 (International)
Email: AMPShareowners@bankofny.com

Annual Meeting

The Annual Meeting of Shareholders of Ameriprise Financial will be held at the company’s Minneapolis headquarters, 707 2nd Avenue South, Minneapolis, MN 55402, on Wednesday, April 26, 2006, at 11 a.m., Central Time. A written transcript or an audiocassette of the meeting will be available upon written request to the Secretary’s Office. There will be a modest charge to defray production and mailing costs.

Shareholders

As of February 28, 2006, there were approximately 38,350 shareholders of record.

Corporate Governance

Copies of the Ameriprise Financial Corporate Governance Principles, as well as the charters of the three standing committees of the Board of Directors and the Ameriprise Financial Company Code of Conduct, are available on the company’s website at ir.ameriprise.com. Copies of these materials also are available without charge upon written request to the Secretary’s Office at the address listed above right.

We filed with the Securities and Exchange Commission the Certifications of our chief executive officer and chief financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 as exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended, December 31, 2005.

Shareholder and Investor Inquiries

Written shareholder inquiries may be sent to The Bank of New York, P. O. Box 11002, New York, NY 10286-1002 or to the Secretary’s Office, Ameriprise Financial, 1098 Ameriprise Financial Center, Minneapolis, MN 55474.

Written inquiries from the investment community should be sent to Investor Relations, 243 Ameriprise Financial Center, Minneapolis, MN 55474.

Trademarks and Service Marks

The following trademarks and service marks of Ameriprise Financial, Inc., and its affiliates may appear in the report:

Ameriprise FinancialSM

AmeripriseSM Auto & Home Insurance

AmeripriseSM Brokerage

AmeripriseSM Certificates

Ameriprise Gold Financial ServicesSM

Ameriprise ONESM Financial Account

Ameriprise Platinum Financial ServicesSM

AmeripriseSM Premier Portfolio Services

AmeripriseSM Retirement Services

AmeripriseSM Strategic Portfolio Services Advantage

Dream BookSM

New Retirement MindscapeSM

RiverSourceSM Annuities

RiverSourceSM Insurance

RiverSourceSM Investments

ThreadneedleSM

We Shape Financial Solutions for a LifetimeSM

What’s next.SM