Form 10-K, Exhibit 13
period 2006-12-31
AMERIPRISE FINANCIAL INC
filed 2007-02-27
CIK 820027

Exhibit 13

[PORTIONS OF THE AMERIPRISE FINANCIAL, INC.
2006 ANNUAL REPORT TO SHAREHOLDERS]

Management’s Discussion and Analysis	22

Quantitative and Qualitative Disclosures About Market Risks	48

Forward-Looking Statements	53

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	54

Management’s Report on Internal Control over Financial Reporting	55

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting	56

Report of Independent Registered Public Accounting Firm	57

Consolidated Statements of Income	58

Consolidated Balance Sheets	59

Consolidated Statements of Cash Flows	60

Consolidated Statements of Shareholders’ Equity	62

Notes to Consolidated Financial Statements	63

Consolidated Five-Year Summary of Selected Financial Data	104

Glossary of Selected Terminology	105

Performance Graph	106

General Information	108

Ameriprise Financial, Inc. 2006 Annual Report

Management’s Discussion and Analysis

You should read the following discussion and analysis of our consolidated results of operations and financial condition in conjunction with the “Forward-Looking Statements,” our Consolidated Financial Statements and Notes and the “Consolidated Five-Year Summary of Selected Financial Data” that follow and the “Risk Factors” included in our Annual Report on Form 10-K. Certain key terms and abbreviations are defined in the Glossary of Selected Terminology.

Overview

We are a leading financial planning and services company with more than 12,000 financial advisors and registered representatives that provides solutions for clients’ asset accumulation, income management and insurance protection needs. We seek to deliver solutions through a comprehensive financial planning approach built on a long-term client relationship with a knowledgeable financial advisor and to help clients achieve their identified financial goals by providing investment, insurance and other financial products that position them to realize a positive return or form of protection while they are accepting an appropriate range and level of risks. We specialize in meeting the retirement-related financial needs of the mass affluent and affluent. We also offer asset management products and services to institutional clients. We have two main operating segments: Asset Accumulation and Income (“AA&I”) and Protection, as well as a Corporate and Other (“Corporate”) segment. Our two main operating segments are aligned with the financial solutions we offer to address our clients’ needs. The products and services we provide retail clients and, to a lesser extent, institutional clients, are the primary source of our revenues and net income. Revenues and net income are significantly impacted by the relative investment performance and the total value and composition of assets we manage and administer for our retail and institutional clients as well as the distribution fees we receive from other companies. These factors, in turn, are largely determined by overall investment market performance and the depth and breadth of our individual client relationships.

It is our management’s priority to increase shareholder value over a multi-year horizon by achieving our on-average, over-time financial targets. We measure progress against these goals excluding the impact of our separation from American Express Company (“American Express”), specifically, discontinued operations, non-recurring separation costs and AMEX Assurance Company (“AMEX Assurance”). Our financial targets, adjusted to exclude these impacts, are:

•      Annual revenue growth of 6% to 8%,

•      Annual earnings growth of 10% to 13%, and

•      Return on equity of 12% to 15%.

For 2006, both our revenue growth and earnings growth, excluding the impact of the separation, exceeded our targets. Our return on equity, excluding the impact of the separation, ended the year within 20 basis points of our near-term 12% to 15% goal.

Our revenues for 2006 were $8.1 billion, an increase of 11% over 2005 when $138 million of revenues attributable to AMEX Assurance are excluded from 2005. The strong adjusted revenue growth in 2006 reflects fundamental improvement in asset-based fees, distribution fees and premiums as a result of increasing advisor productivity and market appreciation. These performance improvements were partially offset by lower net investment income due to declining annuity fixed account and certificate balances.

Our consolidated net income for the year ended December 31, 2006 was $631 million, up $73 million from income before discontinued operations of $558 million for the year ended December 31, 2005. Return on equity excluding discontinued operations for the year ended December 31, 2006 was 8.3% compared to 8.0% for the year ended December 31, 2005. Our adjusted earnings, which exclude after-tax non-recurring separation costs from both 2006 and 2005 and discontinued operations and AMEX Assurance from 2005, rose 25% to $866 million in 2006 from $693 million in 2005. Adjusted return on equity for the year ended December 31, 2006 rose to 11.8% from 10.2% for the year ended December 31, 2005.

We continue to establish Ameriprise Financial as a financial services leader as we focus on meeting the financial needs of the mass affluent and affluent, as evidenced by growth in our mass affluent and affluent client groups, financial plans, cash sales and owned, managed and administered assets. Our mass affluent and affluent client groups increased 10% since year end last year. The percentage of our clients with a financial plan at the end of 2006 was 45% compared to 44% last year. We increased our branded advisor count and substantially increased advisor productivity. Gross dealer concession (“GDC”) per branded advisor increased 18% in 2006 compared to 2005, primarily driven by strong equity markets, wrap account net inflows and growth in sales of direct investments. Our annual franchisee advisor retention as of December 31, 2006 improved to 93%, up from the annual retention rate of 91% as of the end of 2005.

Our owned, managed and administered assets increased to $466.1 billion at December 31, 2006, a net increase of 9% from December 31, 2005 assets of $428.2 billion. Since December 31, 2005, we had net inflows in RiverSource annuity variable accounts of $5.3 billion and total net inflows in Ameriprise Financial and SAI wrap accounts of $8.1 billion. Our certificate and annuity fixed accounts had total net outflows of $5.0 billion since December 31, 2005, reflecting the current interest rate environment and our strategy to focus on products that offer a more attractive return on capital. RiverSource Funds had net outflows of $5.6 billion in 2006 compared to $10.3 billion in 2005. This improvement in net outflows was driven by increased sales and lower redemption rates in our branded advisor channel. Net outflows in RiverSource Funds in 2006 included $0.7 billion of outflow related to American Express repositioning its 401(k) offerings. Administered assets are lower at December 31, 2006 compared to December 31, 2005, primarily as a result of the sale of our defined contribution recordkeeping business in the second quarter of 2006, which had administered assets of $16.7 billion at the time of sale and $15.4 billion at December 31, 2005.

Significant Factors Affecting our Results of Operations and Financial Condition

Share Repurchase

In March 2006, our Board of Directors authorized the expenditure of up to $750 million for the repurchase of shares of our common stock through the end of March 2008. This authorization was in addition to a Board authorization in January 2006 to repurchase up to 2 million shares by the end of 2006. Through December 31, 2006, we have purchased 10.7 million shares under these programs for an aggregate cost of $470 million. As of December 31, 2006, we had purchased all shares under the January 2006 authorization and have $366 million remaining under the March 2006 authorization.

Sale of our Defined Contribution Recordkeeping Business

We completed the sale of our defined contribution recordkeeping business during the second quarter of 2006, which added $66 million to total 2006 revenues and generated a net pretax gain of $36 million. The administered assets transferred in connection with this sale were approximately $16.7 billion. Although our defined contribution recordkeeping business generated approximately $60 million in annual revenue, we will experience expense savings related to this sale and do not anticipate a material impact on pretax income. We continue to manage approximately $11.8 billion of defined contribution assets, primarily index and stable value collective accounts, under investment management only contracts.

Launch of Ameriprise Bank, FSB and Acquisition of Bank Deposits and Loans

In September 2006, we obtained our federal savings bank charter and launched Ameriprise Bank, FSB (“Ameriprise Bank”), a wholly-owned subsidiary. Ameriprise Bank acquired $12 million of customer loans and assumed $963 million of customer deposits from American Express Bank, FSB (“AEBFSB”), a subsidiary of American Express, and received cash of $951 million in connection with the transaction. Subsequently, in October and November of 2006, Ameriprise Bank purchased for cash consideration a total of $481 million of customer loans from AEBFSB. Ameriprise Bank offers a suite of borrowing, cash management and personal trust products and services, primarily through our branded advisors.

New Financing Arrangements

On May 26, 2006, we issued $500 million principal amount of junior subordinated notes due 2066 (“junior notes”). These junior notes carry a fixed interest rate of 7.518% for the first 10 years and a variable interest rate thereafter. These junior notes receive at least a 75% equity credit by the majority of our credit rating agencies for purposes of their calculation of our debt to total capital ratio. The net proceeds from the issuance were for general corporate purposes.

On November 23, 2005, we issued $800 million principal amount of 5.35% senior unsecured notes due November 15, 2010 and $700 million principal amount of 5.65% senior unsecured notes due November 15, 2015 (“senior notes”). The proceeds from the senior notes were used to repay a bridge loan, which was drawn on September 28, 2005 to repay American Express for intercompany loans, and for other general corporate purposes.

In September 2005, we also obtained an unsecured revolving credit facility of $750 million expiring in September 2010 from various third-party financial institutions. Under the terms of the credit agreement we may increase the amount of this facility to $1.0 billion. Through December 31, 2006, we have not had borrowings under this facility but have had outstanding letters of credit, which were $5 million at December 31, 2006.

Separation from American Express

Our separation from American Express resulted in specifically identifiable impacts to our consolidated results of operations and financial condition.

Separation and Distribution

On February 1, 2005, the American Express Board of Directors announced its intention to pursue the disposition of 100% of its shareholdings in our company (the “Separation”) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation of our company and the distribution of our common shares to American Express shareholders (the “Distribution”). Prior to the Distribution, we had been a wholly-owned subsidiary of American Express.

Capital Structure

Prior to the Distribution, American Express provided a capital contribution to our company of approximately $1.1 billion to fund costs related to the Separation and Distribution and to adequately support strong debt ratings for our company on the Distribution. We replaced our intercompany indebtedness with American Express, initially with a bridge loan from selected financial institutions, and on November 23, 2005 through the issuance of $1.5 billion of senior notes.

Separation Costs

Since the Separation announcement through December 31, 2006, we have incurred $654 million of non-recurring separation costs and expect to incur a total of approximately $875 million. These costs are primarily associated with establishing the

Ameriprise Financial brand, separating and reestablishing our technology platforms and advisor and employee retention programs. We expect to continue to incur non-recurring separation costs through the end of 2007, which will include remaining technology costs. In addition to non-recurring separation costs, we have incurred higher ongoing expenses associated with establishing ourselves as an independent company.

Transfer of Businesses

Effective August 1, 2005, we transferred our 50% ownership interest and the related assets and liabilities of our subsidiary, American Express International Deposit Company (“AEIDC”) to American Express. The results of operations and cash flows of AEIDC are classified as discontinued operations.

Effective September 30, 2005, we entered into an agreement to sell our interest in the AMEX Assurance legal entity to American Express on or before September 30, 2007 for approximately $115 million. This transaction, combined with the ceding of all travel insurance and card related business to American Express effective July 1, 2005, created a variable interest entity for which we are not the primary beneficiary. Accordingly, we deconsolidated AMEX Assurance as of September 30, 2005.

Services and Operations Provided by American Express

American Express has historically provided to us a variety of corporate and other support services, including information technology, treasury, accounting, financial reporting, tax administration, human resources, marketing, legal, procurement and other services. Following the Distribution, American Express has continued to provide us with many of these services pursuant to transition services agreements for periods of up to two years or more, if extended by mutual agreement between us and American Express. We have terminated or will terminate a particular service after we have completed the procurement of the designated service through arrangements with third parties or through our own employees. Other than technology related expenses, we currently expect that the aggregate costs we will pay to American Express under the transition services agreements for continuing services and the costs for establishing or procuring the services that have historically been provided to us by American Express will not significantly differ from the amounts reflected in our historical Consolidated Financial Statements.

For the periods preceding the Distribution, we prepared our Consolidated Financial Statements as if we had been a stand-alone company. In the preparation of our Consolidated Financial Statements for those periods, we made certain allocations of expenses that our management believed to be a reasonable reflection of costs we would have otherwise incurred as a stand-alone company but were paid by American Express.

Equity Markets and Interest Rates

Equity market and interest rate fluctuations can have a significant impact on our results of operations, primarily due to the effects they have on the asset management fees we earn and the “spread” income generated on our annuities, face-amount certificates and universal life insurance products. Asset management fees, which we include within management, financial advice and services fees, are generally based on the market value of the assets we manage. The interest spreads we earn on our annuity, universal life insurance and face-amount certificate products are the difference between the returns we earn on the investments that support our obligations on these products and the amounts we must credit contractholders and policyholders.

Improvements in equity markets generally lead to increased value in our managed and separate account assets, while declines in equity markets generally lead to decreased value in these assets. Market appreciation continued to favorably impact results in 2006.

Interest rate spreads continued to contract in 2006, primarily due to rising short-term interest rates, which have driven higher crediting rates on our face-amount certificate products.

For additional information regarding our sensitivity to equity risk and interest rate risk, see “Quantitative and Qualitative Disclosures About Market Risks.”

Critical Accounting Policies

The accounting and reporting policies that we use affect our Consolidated Financial Statements. Certain of our accounting and reporting policies are critical to an understanding of our results of operations and financial condition and, in some cases, the application of these policies can be significantly affected by the estimates, judgments and assumptions made by management during the preparation of our Consolidated Financial Statements. The accounting and reporting policies we have identified as fundamental to a full understanding of our results of operations and financial condition are described below. See Note 2 to our Consolidated Financial Statements for further information about our accounting policies.

Valuation of Investments

The most significant component of our investments is our Available-for-Sale securities, which we generally carry at fair value within our Consolidated Balance Sheets. The fair value of approximately 96% of our Available-for-Sale securities at December 31, 2006 were determined by quoted market prices. We record unrealized securities gains (losses) in accumulated other comprehensive income (loss), net of income tax provision (benefit) and net of adjustments in other asset and liability balances, such as deferred acquisition costs (“DAC”), to reflect the expected impact on their carrying values had the unrealized securities gains (losses) been realized as of the respective balance sheet dates. At December 31, 2006, we had net unrealized pretax losses on Available-for-Sale securities of $328 million. We recognize gains and losses in our results of operations upon disposition of the securities. We also recognize losses in our results of operations when our management determines that a decline in value is other-than-temporary. This determination requires the exercise of judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. We also consider the extent to which cost exceeds fair value and the duration of that difference and our management’s judgment about the issuer’s current and prospective financial condition, as well as our ability and intent to hold until recovery. As of December 31, 2006, we had $598 million in gross unrealized losses that related to $22.4 billion of Available-for-Sale securities, of which $19.8 billion have been in a continuous unrealized loss position for 12 months or more. These investment securities had a ratio of 97% of fair value to amortized cost at December 31, 2006. As part of our ongoing monitoring process, our management determined that a majority of the gross unrealized losses on these securities is attributable to changes in interest rates. Additionally, because we have the ability as well as the intent to hold these securities for a time sufficient to recover our amortized cost, we concluded that none of these securities was other-than-temporarily impaired at December 31, 2006.

Deferred Acquisition Costs

For our annuity and life, disability income and long term care insurance products, our DAC balances at any reporting date are supported by projections that show our management expects there to be adequate premiums or estimated gross profits after that date to amortize the remaining DAC balances. These projections are inherently uncertain because they require our management to make assumptions about financial markets, anticipated mortality and morbidity levels and policyholder behavior over periods extending well into the future. Projection periods used for our annuity products are typically 10 to 25 years, while projection periods for our life, disability income and long term care insurance products are often 50 years or longer. Our management regularly monitors financial market conditions and actual policyholder behavior experience and compares them to its assumptions.

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

For other life, disability income and long term care insurance products, the assumptions made in calculating our DAC balance and DAC amortization expense are consistent with those used in determining the liabilities and, therefore, are intended to provide for adverse deviations in experience and are revised only if our management concludes experience will be so adverse that DAC is not recoverable or if premium rates charged for the contract are changed. If management concludes that DAC is not recoverable, DAC is reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in our consolidated results of operations.

For annuity and life, disability income and long term care insurance products, key assumptions underlying these long-term projections include interest rates (both earning rates on invested assets and rates credited to policyholder accounts), equity market performance, mortality and morbidity rates and the rates at which policyholders are expected to surrender their contracts, make withdrawals from their contracts and make additional deposits to their contracts. Assumptions about interest rates are the primary factor used to project interest margins, while assumptions about rates credited to policyholder accounts and equity market performance are the primary factors used to project client asset value growth rates, and assumptions about surrenders, withdrawals and deposits comprise projected persistency rates. Our management must also make assumptions to project maintenance expenses associated with servicing our annuity and insurance businesses during the DAC amortization period.

The client asset value growth rate is the rate at which variable annuity and variable universal life insurance contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Our management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a regular basis. We use a mean reversion method as a guideline in setting near-term client asset value growth rates based on a long-term view of financial market performance as well as actual historical performance. In periods when market performance results in actual contract value growth at a rate that is different than that assumed, we reassess the near-term rate in order to continue to project our best estimate of long-term growth. The near-term growth rate is reviewed to ensure consistency with our management’s assessment of anticipated equity market performance. DAC amortization expense recorded in a period when client asset value growth rates exceed our near-term estimate will typically be less than in a period when growth rates fall short of our near-term estimate. The long-term client asset value growth rate is based on an equity return assumption of 8%, net of management fees, with adjustments made for fixed income allocations. If we increased or decreased our assumption related to this growth rate by 100 basis points, the impact on the DAC balance would be an increase or decrease of approximately $35 million.

We monitor other principal DAC amortization assumptions, such as persistency, mortality, morbidity, interest margin and maintenance expense levels each quarter and, when assessed independently, each could impact our DAC balances. For example, if we increased or decreased our interest margin on our universal life insurance and on the fixed portion of our variable universal life insurance products by 10 basis points, the impact on the DAC balance would be an increase or decrease of approximately $5 million. Additionally, if we extended or reduced the amortization periods by one year for variable annuities to reflect changes in premium paying persistency and/or surrender assumptions, the impact on the DAC balance would be an increase or decrease of approximately $32 million. The amortization impact of extending or reducing the amortization period any additional years is not linear.

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

In periods prior to 2007, our policy has been to treat certain internal replacement transactions as continuations and to continue amortization of DAC associated with the existing contract against revenues from the new contract. We will account for many of these transactions differently as a result of adopting American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”), effective January 1, 2007. See Note 3 to our Consolidated Financial Statements for additional information about the effect of our adoption of SOP 05-1.

For additional information about our accounting policies for amortization and capitalization of DAC, see Note 2 and Note 3 to our Consolidated Financial Statements. For details regarding the balances of and changes in DAC for the years ended December 31, 2006, 2005 and 2004, see Note 10 to our Consolidated Financial Statements.

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

For derivative financial instruments that qualify as net investment hedges in foreign operations, the effective portions of the change in fair value of the derivatives are recorded in accumulated other comprehensive income (loss) as part of the foreign currency translation adjustment. Any ineffective portions of net investment hedges in foreign operations are recognized in net investment income during the period of change.

For derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges, changes in fair value are recognized in current period earnings, generally as a component of net investment income. These derivatives primarily provide economic hedges to equity market exposures. Examples include structured derivatives, options and futures that economically hedge the equity components of certain annuity and certificate liabilities, equity swaps and futures that economically hedge exposure to price risk arising from proprietary mutual fund seed money investments and foreign currency forward contracts to economically hedge foreign currency transaction exposures.

For further details on the types of derivatives we use and how we account for them, see Note 21 to our Consolidated Financial Statements.

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

Our life insurance subsidiaries will not be able to file a consolidated U.S. federal income tax return with the other members of our affiliated group for five tax years following the Distribution, which will result in net operating and capital losses, credits and other tax attributes generated by one group not being available to offset income earned or taxes owed by the other group during the period of non-consolidation. This lack of consolidation could affect our ability to fully realize certain of our deferred tax assets, including the capital losses.

We are required to establish a valuation allowance for any portion of our deferred tax assets that our management believes will not be realized. It is likely that our management will need to identify and implement appropriate planning strategies to ensure our ability to realize our deferred tax asset relating to capital losses and avoid the establishment of a valuation allowance with respect to it. In the opinion of our management, it is currently more likely than not that we will realize the benefit of our deferred tax assets, including our capital loss deferred tax asset; therefore, no such valuation allowance has been established.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their expected impact on our future consolidated results of operations or financial condition, see Note 3 to our Consolidated Financial Statements.

Sources of Revenues and Expenses

We earn revenues from fees received in connection with mutual funds, wrap accounts, assets managed for institutions and separate accounts related to our variable annuity and variable life insurance products. Our protection and annuity products generate revenues through premiums and other charges collected from policyholders and contractholders. We also earn investment income on owned assets supporting these products. We incur various operating costs, primarily compensation and benefits expenses, the majority of which are related to compensating our distribution channel, interest credited to investment certificates and fixed annuities and provision for losses and benefits for annuities and protection products. For information regarding the components of revenues and expenses, see Note 2 to our Consolidated Financial Statements.

Our Segments

Effective January 1, 2006, we realigned our subsidiary, Securities America Financial Corporation (“SAFC”), under our AA&I segment from our Corporate segment and reallocated certain revenue and expense items and excess capital to better reflect how our management reviews and evaluates the operations of our segments. These changes, which were applied retroactively to all segment information for all years presented, had no effect on our consolidated results of operations or financial position. The reallocated items included (i) the reallocation of all interest on corporate debt from the AA&I and Protection segments to the Corporate segment; (ii) the reallocation of investment income to segments to better reflect management’s determination of liabilities and capital required for each segment; (iii) the reallocation of certain corporate overhead expenses from the AA&I and Protection segments to the Corporate segment; and (iv) the reallocation of excess capital not required by the AA&I and Protection segments and related investment income to the Corporate segment.

Our AA&I segment offers products and services, both our own and other companies’, to help our retail clients address identified financial objectives related to asset accumulation and income management. Products and services in this segment are related to asset management, brokerage and banking, and include mutual funds, wrap accounts, variable and fixed annuities, brokerage accounts and investment certificates. This operating segment also serves institutional clients by providing investment management services in separately managed accounts, sub-advisory and alternative investments. We earn revenues in this segment primarily through fees we receive based on managed assets and annuity separate account assets. These fees are impacted by both market movements and net asset flows. We also earn net investment income on owned assets, principally supporting the fixed annuity and certificates businesses and capital supporting the business, and distribution fees on sales of mutual funds and other products. This segment includes the results of SAFC, which through its operating subsidiary, Securities America, Inc. (“SAI”), operates its own separately branded distribution network.

Our Protection segment offers a variety of protection products, both our own and other companies’, including life, disability income, long term care and auto and home insurance to address the identified protection and risk management needs of our retail clients. We earn revenues in this operating segment primarily through premiums, fees and charges that we receive to assume insurance-related risk, fees we receive on assets supporting variable universal life separate account balances and net investment income on owned assets supporting insurance reserves and capital supporting the business.

Our Corporate segment consists of income derived from financial planning fees, investment income on corporate level assets including unallocated equity and unallocated corporate expenses. This segment also includes non-recurring costs associated with our separation from American Express.

Non-GAAP Financial Information

We follow accounting principles generally accepted in the United States (“U.S. GAAP”). This report includes information on both a U.S. GAAP and non-GAAP basis. The non-GAAP presentation in this report excludes items that are a direct result of the Separation and Distribution, which consist of discontinued operations, AMEX Assurance and non-recurring separation costs, and also excludes the cumulative effect of accounting change in 2004. Our non-GAAP financial measures, which we view as important indicators of financial performance, include:

•      adjusted revenues or revenues excluding AMEX Assurance;

•      revenue growth excluding the impact of our separation from American Express;

•      expenses excluding non-recurring separation costs and AMEX Assurance;

•      adjusted earnings or income before discontinued operations and cumulative effect of accounting change and excluding non-recurring separation costs and AMEX Assurance;

•      net income growth excluding the impact of our separation from American Express; and

•      return on equity excluding the impact of our separation from American Express, or adjusted return on equity, using as the numerator adjusted earnings for the last 12 months and as the denominator a five-point average of equity excluding both the assets and liabilities of discontinued operations and equity allocated to expected non-recurring separation costs as of the last day of the preceding four quarters and the current quarter.

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

A reconciliation of non-GAAP measures is as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Consolidated Income Data
Revenues	$8,140	$7,484	$7,027
Less: AMEX Assurance revenues	—	138	260
Adjusted revenues	$8,140	$7,346	$6,767
Net income	$631	$574	$794
Less: Income from discontinued operations, net of tax	—	16	40
Add: Cumulative effect of accounting change, net of tax	—	—	71
Add: Separation costs, after-tax	235	191	—
Less: AMEX Assurance net income	—	56	102
Adjusted earnings	$866	$693	$723
Separation costs	$361	$293	$—
Less: Tax benefit attributable to separation costs	126	102	—
Separation costs, after-tax	$235	$191	$—

	Years Ended December 31,
	2006	2005
	(in millions, except percentages)
Return on Equity
Return on equity excluding discontinued operations	8.3%	8.0%
Income before discontinued operations	$631	$558
Add: Separation costs, after-tax	235	191
Less: AMEX Assurance net income	—	56
Adjusted earnings	$866	$693
Equity excluding discontinued operations	$7,588	$6,980
Less: Equity allocated to expected separation costs	273	168
Adjusted equity	$7,315	$6,812
Adjusted return on equity	11.8%	10.2%

Owned, Managed and Administered Assets

We earn management fees on our owned separate account assets based on the market value of assets held in the separate accounts. We record the income associated with our owned investments, including net realized gains and losses associated with these investments and other-than-temporary impairments of these investments, as net investment income. For managed assets, we receive management fees based on the value of these assets. We generally report these fees as management, financial advice and service fees. We may also receive distribution fees based on the value of these assets. We generally record fees received from administered assets as distribution fees.

Fluctuations in our owned, managed and administered assets impact our revenues. Our owned, managed and administered assets are impacted by market movements and net flows of client assets. Owned assets are also affected by changes in our capital structure. In 2006, we had net inflows in our financial advisor-managed assets of $6.3 billion in Ameriprise Financial wrap accounts and $1.8 billion in SAI wrap accounts and had $5.3 billion in net inflows in our owned RiverSource annuity variable accounts. We had net outflows in 2006 in our retail managed RiverSource mutual funds of $5.6 billion and in our owned certificate and fixed annuity assets of $5.0 billion, reflecting a continued trend of net outflows in these assets. The amount of net outflows in RiverSource Funds in 2006 included $0.7 billion of outflow related to American Express repositioning its 401(k) offerings.

The following table presents information regarding our owned assets, which are included in our Consolidated Balance Sheets, and our managed and administered assets, which are not recorded on our Consolidated Balance Sheets:

	December 31,
	2006		2005		2004
	Amount	% Change	Amount	% Change	Amount
	(in billions, except percentages)
Owned Assets:
Separate accounts	$53.8	29%	$41.6	16%	$35.9
Investments	35.6	(9)	39.1	(3)	40.2
Other(1)	7.8	26	6.2	22	5.1
Total owned assets	97.2	12	86.9	7	81.2
Managed Assets:
Managed Assets—Retail
RiverSource Mutual Funds	59.5	2	58.1	(11)	65.3
Threadneedle(2) Mutual Funds	16.6	19	14.0	15	12.2
Ameriprise Financial Wrap Account Assets	65.9	33	49.7	33	37.3
SAI Wrap Account Assets	10.5	31	8.0	57	5.1
Total managed assets—retail	152.5	17	129.8	8	119.9
Managed Assets—Institutional
RiverSource	27.9	3	27.2	(12)	30.8
Threadneedle(2)	115.1	16	99.6	(1)	100.6
Total managed assets—institutional	143.0	13	126.8	(4)	131.4
Managed Assets—Retirement Services
RiverSource Collective Funds	10.1	(10)	11.2	(7)	12.1
Managed Assets—Eliminations(3)	(5.8)	(53)	(3.8)	41	(6.4)
Total managed assets	299.8	14	264.0	3	257.0
Administered Assets(4)	69.1	(11)	77.3	10	70.0
Total Owned, Managed and Administered Assets	$466.1	9	$428.2	5	$408.2

(1)    Includes cash and cash equivalents, restricted and segregated cash, receivables and other assets.

(2)    Threadneedle Asset Management Holdings Limited (“Threadneedle”) is a subsidiary of our company.

(3)    Includes eliminations for RiverSource mutual fund assets included in Ameriprise Financial wrap account assets.

(4)    Administered assets at December 31, 2005 and 2004 included $15.4 billion and $14.1 billion, respectively, related to our defined contribution recordkeeping business. The amount of administered assets transferred in connection with the sale of the defined contribution recordkeeping business in the second quarter of 2006 was $16.7 billion.

Consolidated Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table presents our consolidated results of operations for the years ended December 31, 2006 and 2005. The travel insurance and card related business of our AMEX Assurance subsidiary was ceded to American Express effective July 1, 2005. AMEX Assurance was deconsolidated on a U.S. GAAP basis effective September 30, 2005. The results of operations of AMEX Assurance that were consolidated during the year ended December 31, 2005 are also presented in the table below.

	Years Ended December 31,				AMEX
	2006	2005	Change		Assurance(1)(2)
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$2,965	$2,578	$387	15%	$3
Distribution fees	1,300	1,150	150	13	—
Net investment income	2,204	2,241	(37)	(2)	9
Premiums	932	979	(47)	(5)	127
Other revenues	739	536	203	38	(1)
Total revenues	8,140	7,484	656	9	138
Expenses
Compensation and benefits:
Field	1,765	1,515	250	17	37
Non-field	1,348	1,135	213	19	—
Total compensation and benefits	3,113	2,650	463	17	37
Interest credited to account values	1,264	1,310	(46)	(4)	—
Benefits, claims, losses and settlement expenses	930	880	50	6	(12)
Amortization of deferred acquisition costs	472	431	41	10	17
Interest and debt expense	116	73	43	59	—
Separation costs	361	293	68	23	—
Other expenses	1,087	1,102	(15)	(1)	14
Total expenses	7,343	6,739	604	9	56
Income before income tax provision and discontinued operations	797	745	52	7	82
Income tax provision	166	187	(21)	(11)	26
Income before discontinued operations	631	558	73	13	56
Income from discontinued operations, net of tax	—	16	(16)	#	—
Net income	$631	$574	$57	10	$56

#      Variance of 100% or greater.

(1)    AMEX Assurance results of operations were consolidated in 2005 through September 30, 2005.

(2)    AMEX Assurance premiums in 2005 included $10 million in intercompany revenues related to errors and omissions coverage.

Overall

Consolidated net income for the year ended December 31, 2006 was $631 million, up $73 million from income before discontinued operations of $558 million for the year ended December 31, 2005. This income growth was positively impacted by strong net inflows in wrap accounts and variable annuities, as well as market appreciation. These positives were partially offset by lower net investment income due to declining annuity fixed account and certificate balances, higher performance related management incentive compensation and increased interest expense from establishing an independent capital structure.

Income in both 2006 and 2005 was impacted by non-recurring separation costs of $361 million and $293 million, respectively ($235 million and $191 million, respectively, after-tax). Other significant items included in income for the years ended December 31, 2006 and 2005 were the impact of our annual third quarter detailed review of DAC valuation assumptions (“DAC unlocking”) and the impact of certain legal and regulatory costs. The pretax benefit from DAC unlocking in 2006 was $25 million ($16 million after-tax), compared to a benefit of $67 million ($44 million after-tax) in 2005. Certain legal and regulatory costs were $74 million ($48 million after-tax) in 2006 compared to $140 million ($91 million after-tax) in 2005. Income in 2006 was also impacted by the deconsolidation of AMEX Assurance, which had $56 million in after-tax income in 2005.

Revenues

Our revenue growth in management, financial advice and service fees was primarily driven by the growth in our fee-based businesses of our AA&I segment. Our AA&I segment had increases in fees related to brokerage and variable annuities of $252 million and $124 million, respectively, as well as higher Threadneedle revenues in 2006 due to higher market levels. These increases were partially offset by a decline in fees relative to 2005 of $37 million due to the sale of our defined contribution recordkeeping business in the second quarter of 2006.

Strong broker-dealer activity and increased advisor productivity continued to drive up distribution fees. Distribution fees in our brokerage business in 2006 increased $156 million over 2005, reflecting strong net inflows in Ameriprise Financial and SAI wrap accounts and strong growth in sales of direct investments as well as market appreciation. The growth in brokerage revenues was partially offset by a decline in distribution fees related to RiverSource mutual funds of $15 million largely due to lower mutual fund asset balances. This shift is driven by clients migrating from transaction-based fee arrangements to asset-based fee arrangements, where the asset-based fees are paid over time and are included in management, financial advice and service fees.

Net investment income for the year ended December 31, 2006 decreased $37 million from the year ended December 31, 2005, primarily driven by lower average account balances in fixed annuities, the fixed portion of variable annuities and certificates. Included in net investment income were net realized investment gains of $51 million in 2006 compared to $66 million in 2005. Net realized investment gains in 2006 included a gain of $23 million related to recoveries on WorldCom securities. Net realized investment gains in 2005 included a $36 million net gain on the sale of our retained interests in a collateralized debt obligation (“CDO”) securitization trust. Net gains on trading securities and equity method investments in hedge funds were $20 million higher in 2006.

Premiums in 2006 were impacted by the deconsolidation of AMEX Assurance, which had premiums of $127 million in 2005. This impact was offset by premium increases of $45 million in auto and home and $27 million in disability income and long term care insurance. Disability income and long term care premiums in 2006 included an increase in premiums of $15 million as a result of a review of our long term care reinsurance arrangement during the third quarter of 2006.

Other revenues in 2006 included $77 million related to the consolidation of certain limited partnerships holding client assets we manage and $66 million from the sale of our defined contribution recordkeeping business. The expenses related to the consolidated limited partnerships and the sale of our defined contribution recordkeeping business are primarily reflected in other expenses. Other revenues in 2006 also reflect $18 million from recognizing previously deferred cost of insurance revenues. The balance of the increase in other revenues was primarily driven by increases in cost of insurance revenues for variable universal life (“VUL”) and universal life (“UL”) products and in variable annuity living benefit rider fees.

Expenses

Total expenses reflect the impact of DAC unlocking. In 2006, we recorded a net benefit from DAC unlocking of $25 million, primarily comprised of a $38 million benefit in DAC amortization expense and a $12 million increase in benefits, claims, losses and settlement expenses. DAC unlocking in 2005 resulted in a $67 million reduction to DAC amortization.

The DAC unlocking net benefit in 2006 primarily reflected a $25 million benefit from modeling increased product persistency and a $15 million benefit from modeling improvements in mortality, offset by negative impacts of $8 million from modeling lower variable product fund fee revenue and $8 million from model changes related to variable life second to die insurance.

The DAC unlocking net benefit in 2005 primarily reflected a $32 million benefit from modeling improvements in mortality, a $33 million benefit from lower surrender rates than previously assumed and higher associated surrender charges and a $2 million net benefit from other changes in DAC valuation assumptions.

The increase in compensation and benefits-field primarily reflects higher commissions paid driven by overall business growth as reflected by the 18% growth in GDC per branded advisor and higher advisor assets under management. Compensation and benefits-field in 2005 included $37 million related to AMEX Assurance as well as the favorable impact of a $9 million ceding commission related to the assumption of errors and omissions (“E&O”) reserves from AMEX Assurance.

The increase in compensation and benefits–non-field was primarily attributable to higher costs associated with being an independent company, including higher management and administration costs, as well as higher performance-based compensation as a result of strong overall results as well as investment management performance. In addition, we recorded $15 million of severance and other costs related to the sale of our defined contribution recordkeeping business and $25 million of other severance costs primarily related to our technology functions and ongoing reengineering initiatives to improve efficiencies in our business.

Interest credited to account values reflects a decrease related to annuities of $64 million partially offset by a net increase related to certificates of $12 million. The decrease related to annuities was primarily attributable to a continued decline in fixed annuity account balances. Interest credited for certificates increased as a result of higher short-term interest rates and, to a lesser extent, stock market appreciation, but were partially offset by a decrease in interest credited due to lower average certificate balances. The related benefit from economically hedging stock market certificates and equity indexed annuities is reflected in net investment income.

Benefits, claims, losses and settlement expenses increased in 2006 primarily as a result of higher life and health related expenses as well as a net increase in expenses related to auto and home. These increases were partially offset by a decrease in expenses related to our variable annuity products of $11 million. VUL/UL expenses increased $37 million in 2006, of which $12 million was related to the DAC unlocking reserve increase, $7 million was related to additional claims expense in connection with the recognition of previously deferred cost of insurance revenues and the balance was primarily volume-related. Health related expenses increased $21 million in 2006 and were primarily due to higher claims and reserves related to long term care and disability income. In 2005, these expenses reflected the addition of $13 million to long term care maintenance expense reserves. Auto and home had a net increase in expenses of $11 million. Volume-driven loss reserves attributable to higher average auto and home policy counts were partially offset by a $21 million net reduction in reserves primarily reflecting improvement in 2004 and 2005 accident year results. Expenses in 2005 included the assumption of $9 million in E&O reserves from AMEX Assurance and a net reduction to AMEX Assurance expenses of $12 million.

The increase in DAC amortization in 2006 reflects the impact of DAC unlocking related to amortization in each year. In addition, we had higher DAC amortization related to auto and home insurance and variable annuities, partially offset by lower DAC amortization related to our proprietary mutual funds. DAC unlocking resulted in a net reduction in amortization of $38 million in 2006 compared to a reduction of $67 million in 2005. DAC amortization related to auto and home insurance products in 2006 included an adjustment to decrease DAC balances by $28 million as well as $17 million of higher DAC amortization primarily as a result of increased business and shorter amortization periods compared to 2005. Continued growth in our variable annuity business contributed to higher DAC balances and a net increase in DAC amortization on variable annuities of $16 million. DAC amortization related to proprietary mutual funds declined $26 million as a result of a lower proprietary mutual fund DAC balance and lower redemption write-offs. AMEX Assurance had DAC amortization of $17 million in 2005. The adoption of SOP 05-1 is expected to result in an increase in DAC amortization in 2007. The expected increase to amortization expense may vary depending upon future changes in underlying valuation assumptions.

The increase in interest and debt expense in 2006 reflects the higher cost of debt associated with establishing our long-term capital structure after the Distribution. Our $1.6 billion of intercompany debt with American Express prior to the Distribution was replaced with $1.5 billion of senior notes. In addition, we issued $500 million of junior notes in May 2006. The senior and junior notes have higher interest costs than the intercompany debt. Interest expense in 2006 on the senior and junior notes was $75 million and $23 million, respectively, compared to interest expense in 2005 of $53 million on the intercompany debt and $8 million on the senior notes. Also included in interest and debt expense in 2006 is $6 million of interest on non-recourse debt of certain consolidated limited partnerships.

Separation costs incurred in 2006 were primarily associated with separating and reestablishing our technology platforms and establishing the Ameriprise Financial brand. Separation costs incurred in 2005 were primarily associated with advisor and employee retention programs, rebranding and technology. We expect to continue to incur non-recurring separation costs through the end of 2007, which will include the remaining technology costs.

Other expenses in 2006 relative to 2005 are lower as a result of the deconsolidation of AMEX Assurance, which had $14 million of other expenses in 2005. For the year ended December 31, 2006, other expenses included $70 million of expense of certain consolidated limited partnerships and $14 million of expense, primarily related to the write-down of capitalized software, associated with the sale of our defined contribution recordkeeping business in the second quarter of 2006. Certain legal and regulatory costs were $74 million in 2006 compared to $140 million in 2005, of which $100 million was related to the settlement of a consolidated securities class action lawsuit.

Income Taxes

Our effective tax rate was 20.8% for the year ended December 31, 2006 compared to 25.1% for the year ended December 31, 2005. The lower effective tax rate in 2006 compared to 2005 was primarily due to the impact of a $16 million tax benefit as a result of a change in the effective state income tax rate applied to deferred tax assets as a result of the Distribution, and a $13 million tax benefit related to the true-up of the tax return for the year 2005 partially offset by lower levels of tax advantaged items in 2006. Additionally, the effective tax rate in 2005 was impacted by a $20 million tax expense applicable to prior years.

Results of Operations by Segment

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following tables present summary financial information by segment and reconciliation to consolidated totals derived from Note 27 to our Consolidated Financial Statements for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
	2006	Percent Share of Total	2005	Percent Share of Total
	(in millions, except percentages)
Total revenues
Asset Accumulation and Income	$5,928	73%	$5,350	71%
Protection	1,969	24	1,948	26
Corporate and Other	284	4	212	3
Eliminations	(41)	(1)	(26)	—
Consolidated total revenues	$8,140	100%	$7,484	100%
Total expenses
Asset Accumulation and Income	$5,037	69%	$4,634	69%
Protection	1,546	21	1,495	22
Corporate and Other	801	11	636	9
Eliminations	(41)	(1)	(26)	—
Consolidated total expenses	$7,343	100%	$6,739	100%
Pretax segment income (loss)
Asset Accumulation and Income	$891	112%	$716	96%
Protection	423	53	453	61
Corporate and Other	(517)	(65)	(424)	(57)
Consolidated income before income tax provision and discontinued operations	$797	100%	$745	100%

Asset Accumulation and Income

The following table presents the results of operations of our AA&I segment for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
	2006	2005	Change
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$2,706	$2,316	$390	17%
Distribution fees	1,186	1,041	145	14
Net investment income	1,799	1,923	(124)	(6)
Other revenues	237	70	167	#
Total revenues	5,928	5,350	578	11
Expenses
Compensation and benefits—field	1,537	1,266	271	21
Interest credited to account values	1,119	1,164	(45)	(4)
Benefits, claims, losses and settlement expenses	41	52	(11)	(21)
Amortization of deferred acquisition costs	339	323	16	5
Interest and debt expense	15	—	15	—
Other expenses	1,986	1,829	157	9
Total expenses	5,037	4,634	403	9
Pretax segment income	$891	$716	$175	24

#      Variance of 100% or greater.

Overall

Our AA&I segment results for the year ended December 31, 2006 were led by the growth in our fee-based businesses. AA&I pretax segment income was also positively impacted by the sale of our defined contribution recordkeeping business in the second quarter of 2006, which generated a net gain of $36 million. These improvements to profitability were offset by the impact of lower account balances and spread compression in the fixed annuity and certificate products.

Revenues

Management, financial advice and service fees increased primarily as a result of growth in our wrap assets and variable account assets. Our brokerage business had an increase in management, financial advice and service fees of $252 million driven by net increases in Ameriprise Financial and SAI wrap account assets of 33% and 31%, respectively, since December 31, 2005. Management, financial advice and service fees related to variable annuities increased $124 million and were driven by higher levels of annuity variable account values, which increased 31% to $43.5 billion at December 31, 2006. The balance of the growth was primarily attributable to an increase in Threadneedle revenues, driven by higher market levels, partially offset by a decline in fees relative to 2005 of $37 million due to the sale of our defined contribution recordkeeping business. This decline in fees related to the defined contribution recordkeeping business was offset by expense savings subsequent to the sale.

The growth in distribution fees was driven by our brokerage business, which had an increase of $156 million in 2006 over 2005. This growth reflects strong net inflows in Ameriprise Financial and SAI wrap accounts and strong growth in sales of direct investments as well as market appreciation. The growth in brokerage revenues was partially offset by a decline in distribution fees related to RiverSource mutual funds of $15 million largely due to lower mutual fund asset balances. This shift reflects an emerging preference of clients to migrate from transaction-based fee arrangements to asset-based fee arrangements, where the asset-based fees are paid over time and are included in management, financial advice and service fees.

Net investment income declined $124 million compared to 2005. The decline was primarily attributable to declining average account balances in fixed annuities, the fixed portion of variable annuities and certificate products. Net realized investment gains were $40 million in 2006 compared to $42 million in 2005. Net realized investment gains in 2006 included an allocated gain of $18 million related to recoveries on WorldCom securities.

Other revenues in 2006 included $77 million related to certain consolidated limited partnerships and $66 million from the sale of our defined contribution recordkeeping business. The expenses related to the consolidated limited partnerships and the sale of our defined contribution recordkeeping business are primarily reflected within other expenses.

Expenses

The increase in compensation and benefits-field reflects higher commissions paid driven by strong sales activity and higher advisor assets under management.

Interest credited to account values reflects a decrease related to annuities of $64 million partially offset by a net increase related to certificates of $12 million. The decrease related to annuities was primarily attributable to lower average account balances in fixed annuities and the fixed portion of variable annuities. Interest credited for certificates increased as a result of higher short-term interest rates and, to a lesser extent, stock market appreciation, but were partially offset by a decrease in interest credited due to lower average certificate balances. The related benefit from economically hedging stock market certificates and equity indexed annuities is reflected in net investment income.

The decrease in benefits, claims, losses and settlement expenses in 2006 was primarily attributable to our variable annuity business which had a decrease of $29 million in Guaranteed Minimum Withdrawal Benefit (“GMWB”) rider costs partially offset by an increase of $17 million in Guaranteed Minimum Death Benefit (“GMDB”) costs.

DAC amortization in 2006 compared to 2005 primarily reflects the impact of DAC unlocking partially offset by the impact of other adjustments to variable annuity DAC. DAC unlocking in 2006 resulted in a net increase to DAC amortization of $14 million, reflecting an increase of $20 million related to variable annuities and a decrease of $6 million related to fixed annuities. DAC unlocking in 2005 resulted in a decrease to DAC amortization of $14 million, comprised of $5 million related to variable annuities and $9 million related to fixed annuities. Continued growth in our variable annuity business contributed to higher DAC balances and a net increase in DAC amortization of $16 million, which was mostly offset by a decline in DAC amortization of $26 million resulting from a lower proprietary mutual fund DAC balance and lower redemption write-offs. The adoption of SOP 05-1 is expected to result in an increase in DAC amortization in 2007. The expected increase to amortization expense may vary depending upon future changes in underlying valuation assumptions.

Interest and debt expense for the year ended December 31, 2006 included $6 million of interest expense on non-recourse debt of certain consolidated limited partnerships as well as interest expense on cash collateral received from counterparties in securities lending activities.

For the year ended December 31, 2006, other expenses, which primarily reflect allocated corporate and support function costs, included $70 million of expense of certain consolidated limited partnerships and $30 million of costs associated with the sale of our defined contribution recordkeeping business in the second quarter of 2006. The sale related costs were offset by expense savings related to the defined contribution recordkeeping business following the sale. Certain legal and regulatory costs attributable to the AA&I segment were $73 million in 2006 compared to $138 million in 2005, of which $100 million was related to the settlement of a consolidated securities class action lawsuit.

Protection

The following table presents the results of operations of our Protection segment for the years ended December 31, 2006 and 2005. The travel insurance and card related business of our AMEX Assurance subsidiary was ceded to American Express effective July 1, 2005. AMEX Assurance was deconsolidated on a U.S. GAAP basis effective September 30, 2005. The results of operations of AMEX Assurance, which had been reported in the Protection segment, are also included in the table below.

	Years Ended December 31,				AMEX
					Assurance
	2006	2005	Change		2005(1)(2)
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$80	$67	$13	19%	$3
Distribution fees	111	106	5	5	—
Net investment income	354	339	15	4	9
Premiums	955	1,001	(46)	(5)	127
Other revenues	469	435	34	8	(1)
Total revenues	1,969	1,948	21	1	138
Expenses
Compensation and benefits—field	88	115	(27)	(23)	37
Interest credited to account values	145	146	(1)	(1)	—
Benefits, claims, losses and settlement expenses	889	828	61	7	(12)
Amortization of deferred acquisition costs	133	108	25	23	17
Other expenses	291	298	(7)	(2)	14
Total expenses	1,546	1,495	51	3	56
Pretax segment income	$423	$453	$(30)	(7)	$82

(1)    AMEX Assurance results of operations were consolidated in 2005 through September 30, 2005.

(2)    AMEX Assurance premiums in 2005 included $10 million in intercompany revenues related to errors and omissions coverage.

Overall

Our Protection segment results for the year ended December 31, 2006 were driven by growth in our life insurance products and, to a lesser extent, auto and home insurance products. Protection segment results for the year ended December 31, 2005 included pretax income related to AMEX Assurance of $82 million.

Revenues

The increase in management, financial advice and service fees was primarily driven by fees generated from higher levels of VUL variable account values in 2006. Total life insurance in-force increased 9% in 2006 compared to 2005.

Net investment income for the year ended December 31, 2006 increased $15 million compared to the year ended December 31, 2005. Higher net investment income related to the positive impact of increased assets and capital supporting the growth of our auto and home products and, to a lesser extent, our disability income and long term care products. This growth was partially offset by the impact of the deconsolidation of AMEX Assurance, which had net investment income in 2005 of $9 million. Net realized investment gains were $10 million in both 2006 and 2005. Net realized investment gains in 2006 included an allocated gain of $5 million related to WorldCom securities.

Premiums in 2006 were impacted by the deconsolidation of AMEX Assurance, which had premiums of $127 million in 2005. This impact was offset by premium increases of $45 million in auto and home and $27 million in disability income and long term care. The growth in auto and home premiums was driven by higher average policy counts during 2006, which increased 9% over average policy counts in 2005. Disability income and long term care premiums in 2006 included an adjustment to increase premiums by $15 million as a result of a review of our long term care reinsurance arrangement during the third quarter of 2006.

The increase in other revenues in 2006 was primarily related to VUL/UL products. The recognition of previously deferred cost of insurance revenues related to VUL/UL insurance added $18 million to 2006. The balance of the revenue growth was primarily volume-related.

Expenses

Compensation and benefits-field decreased in 2006 compared to 2005 primarily as a result of the deconsolidation of AMEX Assurance, which had expenses of $37 million in 2005. Compensation and benefits-field in 2005 also included the favorable impact of a $9 million ceding commission related to the assumption of E&O reserves from AMEX Assurance.

Benefits, claims, losses and settlement expenses increased in 2006 primarily as a result of higher life and health related expenses as well as a net increase in expenses related to auto and home. VUL/UL expenses increased $34 million in 2006, of which $12 million was related to the DAC unlocking reserve increase discussed previously, $7 million was related to additional claims expense in connection with the recognition of previously deferred cost of insurance revenues and the balance was primarily volume-related. Health related expenses increased $21 million in 2006 and were primarily due to higher claims and reserves related to long term care and disability income. In 2005, these expenses reflected the addition of $13 million to long term care maintenance expense reserves. Auto and home had a net increase in expenses of $11 million. Volume-driven loss reserves attributable to higher average auto and home policy counts were partially offset by a $21 million net reduction in reserves primarily reflecting improvement in 2004 and 2005 accident year results. Expenses in 2005 included the assumption of $9 million in E&O reserves from AMEX Assurance and a net reduction to AMEX Assurance expenses of $12 million.

Amortization of DAC in 2006 primarily reflects higher DAC amortization related to our auto and home products, partially offset by the impact of the deconsolidation of AMEX Assurance, which had $17 million of DAC amortization in 2005. We recognized $28 million of additional DAC amortization in 2006 as a result of an adjustment to DAC balances related to auto and home insurance products. DAC amortization related to auto and home insurance is also higher by $17 million in 2006 primarily as a result of the effect of increased business and shorter amortization periods compared to 2005. The total DAC unlocking benefit in both 2006 and 2005 primarily related to our VUL/UL products, which reduced DAC amortization by $52 million and $53 million, respectively. The adoption of SOP 05-1 is expected to result in an increase in DAC amortization in 2007. The expected increase to amortization expense may vary depending upon future changes in underlying valuation assumptions.

Other expenses decreased in 2006 relative to 2005 as a result of the deconsolidation of AMEX Assurance, which had $14 million in other expenses in 2005. This decrease was partially offset by higher allocated corporate and support function costs, including non-field compensation and benefits, attributable to the Protection segment.

Corporate and Other

The following table presents the results of operations of our Corporate segment for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
	2006	2005	Change
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$190	$195	$(5)	(3)%
Distribution fees	3	3	—	—
Net investment income (loss)	59	(21)	80	#
Other revenues	32	35	(3)	(9)
Total revenues	284	212	72	34
Expenses
Compensation and benefits—field	162	156	6	4
Interest and debt expense	109	73	36	49
Separation costs	361	293	68	23
Other expenses	169	114	55	48
Total expenses	801	636	165	26
Pretax segment loss	$(517)	$(424)	$(93)	(22)

#         Variance of 100% or greater.

Overall

Our Corporate pretax segment loss was $517 million for the year ended December 31, 2006, compared to $424 million for the year ended December 31, 2005. The higher pretax segment loss in 2006 was primarily due to the $68 million increase in separation costs, as well as higher interest and debt expense and other expenses, partially offset by the improvement in net investment income.

Revenues

Net investment income increased $80 million to income of $59 million for the year ended December 31, 2006 compared to a loss of $21 million for the year ended December 31, 2005.

The improvement in 2006 compared to 2005 was primarily attributable to higher invested assets, partially offset by a decrease in net realized investment gains of $13 million. The net investment loss in 2005 was primarily the result of amortization of affordable housing investments.

Expenses

The increase in interest and debt expense in 2006 primarily reflects the higher cost of debt associated with the senior notes as compared to our intercompany debt with American Express prior to the Distribution, as well as interest on the junior notes issued in May 2006. Interest expense in 2006 on the senior and junior notes was $75 million and $23 million, respectively, compared to interest expense in 2005 of $53 million on the intercompany debt and $8 million on the senior notes.

Separation costs incurred in 2006 were primarily associated with technology and rebranding. Separation costs incurred in 2005 were primarily associated with advisor and employee retention programs, rebranding and technology.

Other expenses in 2006 reflect higher costs associated with being an independent entity, as well as higher expenses related to corporate projects and other corporate activities. In addition, we incurred $25 million of severance costs in 2006, primarily related to our technology functions and ongoing reengineering initiatives to improve efficiencies in our business.

Consolidated Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following table presents our consolidated results of operations for the years ended December 31, 2005 and 2004. The travel insurance and card related business of our AMEX Assurance subsidiary was ceded to American Express effective July 1, 2005. AMEX Assurance was deconsolidated on a U.S. GAAP basis effective September 30, 2005. The results of operations of AMEX Assurance for the years ended December 31, 2005 and 2004 are also presented in the table below.

	Years Ended December 31,				AMEX Assurance
	2005	2004	Change		2005(1)(2)	2004(1)
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$2,578	$2,248	$330	15%	$3	$4
Distribution fees	1,150	1,101	49	4	—	—
Net investment income	2,241	2,137	104	5	9	12
Premiums	979	1,023	(44)	(4)	127	245
Other revenues	536	518	18	3	(1)	(1)
Total revenues	7,484	7,027	457	7	138	260
Expenses
Compensation and benefits:
Field	1,515	1,332	183	14	37	2
Non-field	1,135	956	179	19	—	—
Total compensation and benefits	2,650	2,288	362	16	37	2
Interest credited to account values	1,310	1,268	42	3	—	—
Benefits, claims, losses and settlement expenses	880	828	52	6	(12)	42
Amortization of deferred acquisition costs	431	437	(6)	(1)	17	33
Interest and debt expense	73	52	21	40	—	—
Separation costs	293	—	293	—	—	—
Other expenses	1,102	1,042	60	6	14	30
Total expenses	6,739	5,915	824	14	56	107
Income before income tax provision, discontinued operations and accounting change	745	1,112	(367)	(33)	82	153
Income tax provision	187	287	(100)	(35)	26	51
Income before discontinued operations and accounting change	558	825	(267)	(32)	56	102
Income from discontinued operations, net of tax	16	40	(24)	(60)	—	—
Cumulative effect of accounting change, net of tax	—	(71)	71	#	—	—
Net income	$574	$794	$(220)	(28)	$56	$102

#      Variance of 100% or greater.

(1)    AMEX Assurance results of operations were consolidated in 2005 through September 30, 2005 and for all of 2004.

(2)    AMEX Assurance premiums in 2005 included $10 million in intercompany revenues related to errors and omissions coverage.

Overall

Consolidated net income for the year ended December 31, 2005 was $574 million, down $220 million from $794 million for the year ended December 31, 2004. Income before discontinued operations and accounting change declined $267 million to $558 million in 2005. Income for the year ended December 31, 2005 was negatively impacted by non-recurring separation costs of $293 million ($191 million after-tax) and the comprehensive settlement of a consolidated securities class action lawsuit of $100 million ($65 million after-tax).

Other significant items included in income for the year ended December 31, 2005 were a benefit from the third quarter DAC unlocking of $67 million ($44 million after-tax), $66 million in net realized investment gains ($43 million after-tax) and $56 million in after-tax income from AMEX Assurance. Included in net income for the year ended December 31, 2004 were a benefit from the third quarter DAC unlocking of $24 million ($16 million after-tax), $9 million in net realized investment gains ($6 million after-tax) and $102 million in after-tax income from AMEX Assurance.

Revenues

Our revenue growth in management, financial advice and service fees was primarily driven by higher average assets under management due to net inflows and market appreciation, which led to increases in Ameriprise Financial wrap fees of $163 million, an increase in advisory and trust fees, including the Threadneedle impact of $93 million, and an increase in separate account fees of $77 million. These increases were partially offset by declines of $36 million in fees related to managing our proprietary mutual funds.

The increase in distribution fees was primarily driven by a $61 million increase attributable to strong net inflows and favorable market impacts related to wrap accounts, a $33 million increase in fees from strong sales of non-proprietary mutual funds held outside of wrap accounts and $32 million related to SAI. These increases were partially offset by declines in fees of $44 million from lower sales of real estate investment trust (“REIT”) products and a $33 million decrease from lower distribution fees on RiverSource mutual funds.

Net investment income for the year ended December 31, 2005 increased $104 million from the year ended December 31, 2004. This increase was driven by a $2.0 billion increase in average earning assets, inclusive of cash equivalents. Included in net investment income in 2005 are $66 million in net realized investment gains, which included a $36 million net gain on the sale of our retained interests in a CDO securitization trust. Net realized investment gains in 2004 were $9 million, which included $28 million of non-cash charges related to the liquidation of secured loan trusts. Also included in 2005 net investment income were $39 million in gains on trading securities and equity method investments in hedge funds and $19 million in gains from options hedging outstanding stock market certificates and equity indexed annuities. This compares to $54 million in gains on trading securities and equity method investments in hedge funds and $32 million in gains from options hedging outstanding stock market certificates and equity indexed annuities in 2004. During the year ended December 31, 2005, gross realized gains and losses on the sale of Available-for-Sale securities were $137 million and $64 million, respectively, and other-than-temporary impairments were $21 million. This compares to gross realized gains and losses on the sale of Available-for-Sale securities of $65 million and $21 million, respectively, and other-than-temporary impairments of $2 million for the year ended December 31, 2004.

Our auto and home insurance premiums increased $71 million in 2005, driven by a 15% growth in average auto and home policies in-force. Most of the increase in policies in-force was generated through the Costco alliance, which was renewed in January 2006 for an additional five-year period. In addition, disability income insurance premiums grew $11 million in 2005. These increases in premiums were more than offset by the impact of the deconsolidation of AMEX Assurance, which had premiums of $127 million in 2005 compared to $245 million in 2004.

The increase in other revenues reflects cost of insurance and other contract charges, which rose $18 million in 2005 primarily as a result of a 7% increase in variable and fixed universal life contracts in-force. Agency fees from franchisee financial advisors increased $6 million partially offset by decreases in other revenues of $5 million.

Expenses

The increase in compensation and benefits-field was primarily due to increased sales force compensation driven by strong sales activity and higher wrap account assets. GDC was up 10% during this same period. Compensation and benefits-field in 2005 also included $35 million in ceding commissions paid to American Express related to AMEX Assurance.

Compensation and benefits-non-field increased primarily as a result of increased management incentives, higher benefit costs and merit adjustments. In addition, compensation and benefits-non-field also reflect the additional ongoing costs associated with being an independent entity, including higher management and administration costs.

The increase in interest credited to account values was primarily driven by a $59 million increase in interest credited to certificate holders. These increases were due to higher certificate reserve volume and increased crediting rates driven by the higher short-term interest rate environment. This increase was partially offset by a $19 million decrease in the interest credited on fixed annuities due to declines in the related account balances.

Benefits, claims, losses and settlement expenses increased primarily as a result of higher expenses related to auto and home, life and long term care offset by a $54 million decline from the impact of ceding the AMEX Assurance reserves in 2005. Higher average auto and home insurance policies in-force resulted in an increase of $69 million and an increase in benefit expenses and reserves on life and long term care insurance contracts drove expense up $37 million.

The net decrease in DAC amortization in 2005 reflects the impact of the net benefit of DAC unlocking related to amortization in each year, offset primarily by the impact of an adjustment to increase DAC amortization related to certain insurance and annuity products in 2004. The net benefit from the annual third quarter DAC unlocking was $67 million in 2005 compared to a net benefit of $24 million in 2004. The $67 million DAC unlocking net benefit for the third quarter of 2005 primarily reflected a $32 million benefit from modeling improvements in mortality, a $33 million benefit from lower surrender rates than previously assumed and higher associated surrender charges and a $2 million net benefit from other changes in DAC valuation assumptions. The $24 million DAC unlocking net benefit for the third quarter of 2004 consisted of a $13 million benefit as a result of changes from previously assumed surrender and lapse rates, a $4 million benefit from changes in previously assumed mortality rates and a $7 million benefit from other changes in DAC valuation assumptions.

In addition to the DAC unlocking, DAC amortization in 2004 was reduced by $66 million in the first quarter as a result of lengthening amortization periods for certain insurance and annuity products in conjunction with our adoption of AICPA SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts.” Equity market conditions and other factors resulted in increased amortization of DAC in 2005 compared to 2004, particularly for our growing variable annuity business. Somewhat offsetting the impacts of these increases was amortization of DAC associated with mutual funds, which was down $33 million. Sales of the classes of mutual fund shares for which we defer acquisition costs have declined sharply in recent years, leading to lower DAC balances and less DAC amortization.

The increase in interest and debt expense in 2005 primarily reflects higher short-term interest rates during 2005 as compared to 2004.

Separation costs incurred in 2005 of $293 million were primarily associated with advisor and employee retention programs, establishing the Ameriprise Financial brand and separating and reestablishing our technology platforms.

Other expenses in 2005 included $100 million related to the comprehensive settlement of a consolidated securities class action lawsuit. Also included in 2005 are costs related to mutual fund industry regulatory matters of approximately $40 million, compared to approximately $80 million of similar costs incurred in 2004. See Note 24 to our Consolidated Financial Statements for additional information.

Income Taxes

The effective tax rate was 25.1% for the year ended December 31, 2005 compared to 25.8% for the year ended December 31, 2004. The lower effective tax rate and income taxes in 2005 relative to 2004 are principally due to the impact of relatively lower levels of pretax income compared to tax-advantaged items in 2005. Additionally, taxes applicable to prior years represent a $20 million tax expense in 2005 and a $20 million tax benefit in 2004.

Results of Operations by Segment

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The following tables present summary financial information by segment and reconciliation to consolidated totals derived from Note 27 to our Consolidated Financial Statements for the years ended December 31, 2005 and 2004:

	Years Ended December 31,
	2005	Percent Share of Total	2004	Percent Share of Total
	(in millions, except percentages)
Total revenues
Asset Accumulation and Income	$5,350	71%	$4,960	71%
Protection	1,948	26	1,919	27
Corporate and Other	212	3	151	2
Eliminations	(26)	—	(3)	—
Consolidated total revenues	$7,484	100%	$7,027	100%
Total expenses
Asset Accumulation and Income	$4,634	69%	$4,231	72%
Protection	1,495	22	1,416	24
Corporate and Other	636	9	271	4
Eliminations	(26)	—	(3)	—
Consolidated total expenses	$6,739	100%	$5,915	100%
Pretax segment income (loss)
Asset Accumulation and Income	$716	96%	$729	66%
Protection	453	61	503	45
Corporate and Other	(424)	(57)	(120)	(11)
Consolidated income before income tax provision and discontinued operations	$745	100%	$1,112	100%

Asset Accumulation and Income

The following table presents the results of operations of our AA&I segment for the years ended December 31, 2005 and 2004:

	Years Ended December 31,
	2005	2004	Change
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$2,316	$2,050	$266	13%
Distribution fees	1,041	998	43	4
Net investment income	1,923	1,843	80	4
Other revenues	70	69	1	1
Total revenues	5,350	4,960	390	8
Expenses
Compensation and benefits—field	1,266	1,133	133	12
Interest credited to account values	1,164	1,125	39	3
Benefits, claims, losses and settlement expenses	52	52	—	—
Amortization of deferred acquisition costs	323	306	17	6
Other expenses	1,829	1,615	214	13
Total expenses	4,634	4,231	403	10
Pretax segment income	$716	$729	$(13)	(2)

Overall

Our AA&I pretax segment income was $716 million for the year ended December 31, 2005, down $13 million, or 2%, from $729 million for the year ended December 31, 2004.

Revenues

Management, financial advice and service fees increased primarily as a result of strong inflows and market appreciation driving a $135 million increase in fees attributable to our wrap accounts, a $72 million rise due to increases in variable annuity asset levels and an additional $77 million of revenue from Threadneedle. Also contributing to the overall increase was the growth in assets managed at SAI, which resulted in higher advice fees. The total increase was partially offset by fee declines of $36 million related to the net outflows in proprietary mutual funds.

The growth in distribution fees was driven by a $61 million increase attributable to strong net inflows and favorable market impacts related to wrap accounts and a $33 million increase in fees from strong sales of non-proprietary mutual funds held outside of wrap accounts. In addition, greater sales activity at SAI during 2005 resulted in an increase in distribution fees of $32 million. These increases were partially offset by declines in fees of $44 million from lower sales of REIT products and a $33 million decrease from lower distribution fees on RiverSource mutual funds.

The increase in net investment income in 2005 compared to 2004 was driven by higher average invested assets offset by lower investment yields. Net investment income in 2005 included an increase in net realized investment gains of $36 million compared to 2004. Net investment income included market driven appreciation of $19 million, a decline of $13 million from the prior year, related to options hedging outstanding stock market certificates and equity indexed annuities.

Expenses

Compensation and benefits-field in 2005 compared to 2004 reflect higher commissions paid driven by stronger sales activity and higher wrap account assets.

The increase in interest credited to account values reflects a $59 million increase related to certificate products, driven by both higher interest crediting rates and higher average volumes. This increase was partially offset by a $19 million decrease in interest credited to fixed annuity products due primarily to average volume declines.

Benefits, claims, losses and settlement expenses reflect a decline in incurred claims related to GMDB and gain gross-up (“GGU”) rider contracts as a result of equity market conditions. This was offset by growth in the value of GMWB rider contracts resulting from strong sales, as well as other items.

Amortization of DAC was $323 million in 2005 compared to $306 million in 2004. DAC amortization in 2005 was reduced by $14 million as a result of the annual DAC assessment performed in the third quarter, while DAC amortization in 2004 was reduced by $43 million in the first quarter as a result of lengthening amortization periods on certain variable annuity products in conjunction with our adoption of SOP 03-1 and by $8 million as a result of the annual DAC assessment in the third quarter. Equity market conditions and other factors also resulted in increased amortization of DAC in 2005 compared to 2004, particularly for our growing variable annuity business. Somewhat offsetting the impacts of these increases was amortization of DAC associated with mutual funds, which was down $33 million. Sales of the classes of mutual fund shares for which we defer acquisition costs have declined sharply in recent years, leading to lower DAC balances and less DAC amortization.

Other expenses increased primarily as a result of higher non-field compensation and benefits attributable to management incentives, higher benefit costs and merit adjustments, and the $100 million comprehensive settlement of a consolidated securities class action lawsuit, partially offset by a decrease in mutual fund industry regulatory costs of approximately $40 million.

Protection

The following table presents the results of operations of our Protection segment for the years ended December 31, 2005 and 2004. The travel insurance and card related business of our AMEX Assurance subsidiary was ceded to American Express effective July 1, 2005. AMEX Assurance was deconsolidated on a U.S. GAAP basis effective September 30, 2005. The results of operations of AMEX Assurance for periods ending prior to the deconsolidation were reported in our Protection segment and are also included in the table below.

	Years Ended December 31,				AMEX Assurance
	2005	2004	Change		2005(1)(2)	2004(1)
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$67	$58	$9	16%	$3	$4
Distribution fees	106	105	1	1	—	—
Net investment income	339	313	26	8	9	12
Premiums	1,001	1,023	(22)	(2)	127	245
Other revenues	435	420	15	4	(1)	(1)
Total revenues	1,948	1,919	29	2	138	260
Expenses
Compensation and benefits—field	115	90	25	28	37	2
Interest credited to account values	146	143	3	2	—	—
Benefits, claims, losses and settlement expenses	828	776	52	7	(12)	42
Amortization of deferred acquisition costs	108	131	(23)	(18)	17	33
Other expenses	298	276	22	8	14	30
Total expenses	1,495	1,416	79	6	56	107
Pretax segment income	$453	$503	$(50)	(10)	$82	$153

(1)    AMEX Assurance results of operations were consolidated in 2005 through September 30, 2005 and for all of 2004.

(2)    AMEX Assurance premiums in 2005 included $10 million in intercompany revenues related to errors and omissions coverage.

Overall

Our Protection pretax segment income for the year ended December 31, 2005 declined $50 million to $453 million compared to pretax segment income of $503 million for the year ended December 31, 2004. The deconsolidation of AMEX Assurance resulted in a decline in pretax segment income of $71 million. This decline was partially offset by the growth in our auto and home insurance business.

Revenues

Net investment income increased $26 million to $339 million in 2005 compared to 2004. The increase was primarily due to higher average invested assets during 2005 primarily attributable to auto and home insurance.

Premiums in 2005 were negatively impacted by the deconsolidation of AMEX Assurance, which had premiums of $127 million in 2005 compared to $245 million in 2004. This decrease was primarily offset by a $71 million rise in premiums from auto and home insurance products.

Other revenues increased primarily as a result of a $13 million increase in the cost of insurance on higher average variable and fixed universal life policies in-force.

Expenses

Compensation and benefits-field in 2005 reflect $35 million in ceding commissions paid to American Express related to AMEX Assurance.

Benefits, claims, losses and settlement expenses in 2005 reflect a $69 million increase as a result of higher average auto and home insurance policies in-force, a $17 million increase due to higher life insurance in-force levels and a $13 million increase in the expense for future policy benefits in 2005 related to the inclusion of an explicit maintenance reserve for long term care insurance. These increases are net of a $54 million decline related to the impact of ceding the AMEX Assurance reserves in 2005.

Amortization of DAC was $108 million in 2005 compared to $131 million in 2004. DAC amortization in 2005 was reduced by $53 million as a result of the annual DAC assessment performed in the third quarter, while DAC amortization in 2004 was reduced by $23 million in the first quarter as a result of lengthening amortization periods on certain life insurance products in conjunction with our adoption of SOP 03-1 and by $16 million as a result of the annual DAC assessment in the third quarter. The deconsolidation of AMEX Assurance resulted in a decrease in DAC amortization in 2005 of $16 million.

Corporate and Other

The following table presents the results of operations of our Corporate segment for the years ended December 31, 2005 and 2004:

	Years Ended December 31,
	2005	2004	Change
	(in millions, except percentages)
Revenues
Management, financial advice and service fees	$195	$140	$55	39%
Distribution fees	3	—	3	—
Net investment loss	(21)	(19)	(2)	(11)
Other revenues	35	30	5	17
Total revenues	212	151	61	40
Expenses
Compensation and benefits—field	156	109	47	43
Interest and debt expense	73	52	21	40
Separation costs	293	—	293	—
Other expenses	114	110	4	4
Total expenses	636	271	365	#
Pretax segment loss	$(424)	$(120)	$(304)	#

#  Variance of 100% or greater.

Overall

Our Corporate pretax segment loss was $424 million for the year ended December 31, 2005, compared to $120 million in 2004. The higher pretax segment loss in 2005 was primarily the result of $293 million of separation costs.

Revenues

The growth in management, financial advice and service fees in 2005 was primarily driven by an increase in financial planning revenue.

The net investment losses in 2005 and 2004 were primarily the result of amortization of affordable housing investments.

Expenses

The compensation and benefits-field increase was primarily related to the increase in financial planning revenue.

The increase in interest and debt expense in 2005 primarily reflects higher short-term interest rates during the year ended December 31, 2005 as compared to the year ended December 31, 2004.

Separation costs incurred in 2005 of $293 million were primarily associated with advisor and employee retention programs, rebranding and technology.

Liquidity and Capital Resources

We maintained substantial liquidity during the year ended December 31, 2006. At December 31, 2006, we had $2.7 billion in cash and cash equivalents, up slightly from the balance at December 31, 2005 of $2.5 billion. We have additional liquidity available through an unsecured revolving credit facility for $750 million that expires in September 2010. Under the terms of the underlying credit agreement, we can increase this facility to $1.0 billion. Available borrowings under this facility are reduced by any outstanding letters of credit. We have had no borrowings under this credit facility and had $5 million of outstanding letters of credit at December 31, 2006. We believe cash flows from operating activities, available cash balances and our availability of revolver borrowings will be sufficient to fund our operating liquidity needs.

Investments are principally funded by sales of insurance, annuities and investment certificates and by reinvested income. Maturities of these investments are largely matched with the expected future payments of insurance and annuity obligations. Our total investments at December 31, 2006 and 2005 included investments held by our insurance subsidiaries of $29.6 billion and $32.5 billion, respectively.

Our Available-for-Sale investments primarily include corporate debt securities and mortgage and other asset-backed securities, which had fair values of $16.8 billion and $12.3 billion, respectively, at December 31, 2006 compared to $18.6 billion and $13.9 billion, respectively, at December 31, 2005. Our Available-for-Sale corporate debt securities comprise a diverse portfolio, with the largest concentrations of the portfolio in the following industries: 34% in banking and finance, 21% in utilities and 13% in media. Investments also included $3.1 billion of commercial mortgage loans on real estate as of both December 31, 2006 and 2005. At December 31, 2006 and 2005, 69% and 70%, respectively, of our Available-for-Sale investment portfolio was rated A or better, while 7% of our Available-for-Sale investment portfolio was below investment grade at both dates.

Ameriprise Financial, Inc. is primarily a parent holding company for the operations carried out by our wholly-owned subsidiaries. Because of our holding company structure, our ability to meet our cash requirements, including the payment of dividends on our common stock, substantially depends upon the receipt of dividends from our subsidiaries, particularly our life insurance subsidiary, RiverSource Life Insurance Company

(“RiverSource Life,” formerly IDS Life Insurance Company), our face-amount certificate subsidiary, Ameriprise Certificate Company (“ACC”), our retail introducing broker-dealer subsidiary, Ameriprise Financial Services, Inc. (“AMPF”), our clearing broker-dealer subsidiary, American Enterprise Investment Services, Inc. (“AEIS”), our auto and home insurance subsidiary, IDS Property Casualty Insurance Company (“IDS Property Casualty”), doing business as Ameriprise Auto & Home Insurance, and our investment advisory company, RiverSource Investments LLC. The payment of dividends by many of our subsidiaries is restricted and certain of our subsidiaries are subject to regulatory capital requirements.

Actual capital and regulatory capital requirements for such subsidiaries were as follows:

	Actual Capital December 31,		Regulatory Capital
	2006	2005	Requirement
	(in millions, except percentages)
RiverSource Life(1)(2)(3)	$3,511	$3,270	$590
RiverSource Life Insurance Co. of New York(1)(3)(4)	348	308	38
IDS Property Casualty(1)(5)(6)	523	448	115
AMEX Assurance(1)(3)(6)	118	115	6
Ameriprise Insurance Company(1)(5)	47	—	2
ACC(7)	279	333	256
Threadneedle(8)	222	187	133
Ameriprise Bank(9)	169	N/A	169
AMPF(5)(7)	85	47	#
Ameriprise Trust Company(5)	49	47	40
AEIS(5)(7)	38	97	6
SAI(5)(7)	2	15	#
RiverSource Distributors, Inc.(5)(7)	#	N/A	#

#      Amounts are less than $1 million.

(1)    Actual capital is determined on a statutory basis.

(2)    Effective December 31, 2006, American Enterprise Life Insurance Company and American Partners Life Insurance Company, formerly wholly-owned subsidiaries of RiverSource Life, were merged with and into RiverSource Life.

(3)    Regulatory capital requirement as of December 31, 2006 is based on the most recent statutory risk-based capital filing.

(4)    Effective December 31, 2006, American Centurion Life Assurance Company, formerly a wholly-owned subsidiary of RiverSource Life, was merged with and into RiverSource Life Insurance Co. of New York (formerly IDS Life Insurance Company of New York).

(5)    Regulatory capital requirement is based on the applicable regulatory requirement, calculated as of December 31, 2006.

(6)    IDS Property Casualty uses certain insurance licenses held by AMEX Assurance. The AMEX Assurance travel insurance and card related business was ceded to American Express effective July 1, 2005, and was deconsolidated on a U.S. GAAP basis effective September 30, 2005. Effective September 30, 2005, we entered into an agreement to sell the AMEX Assurance legal entity to American Express on or before September 30, 2007.

(7)    Actual capital is determined on an adjusted U.S. GAAP basis.

(8)    Actual capital and regulatory capital requirements are determined in accordance with U.K. regulatory legislation. Both actual capital and regulatory capital requirements are as of June 30, 2006, based on the most recent required U.K. filing.

(9)    Ameriprise Bank holds capital in compliance with the Federal Deposit Insurance Corporation policy regarding de novo depository institutions.

In addition to the particular regulations restricting dividend payments and establishing subsidiary capitalization requirements, we take into account the overall health of the business, capital levels and risk management considerations in determining a dividend strategy for payments to our company from our subsidiaries, and in deciding to use cash to make capital contributions to our subsidiaries.

The following table sets out the dividends paid to our company (including extraordinary dividends paid with necessary advance notifications to regulatory authorities), net of capital contributions made by our company, and the dividend capacity (amount within the limitations of the applicable regulatory authorities as further described below) for the following subsidiaries:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Dividends paid/(contributions made), net
RiverSource Life	$300	$(270)	$930
Ameriprise Bank	(172)	N/A	N/A
AEIS	82	15	61
ACC	70	25	—
RiverSource Investments, LLC	60	—	—
RiverSource Service Corporation	60	61	62
Threadneedle	43	—	—
Ameriprise Trust Company	42	5	15
SAFC	(25)	—	—
AMPF	(20)	(100)	20
IDS Property Casualty	6	52	87
Other	4	—	—
Total	$450	$(212)	$1,175

Dividend capacity
RiverSource Life(1)	$328	$380	$449
Ameriprise Bank	—	N/A	N/A
AEIS	114	105	151
ACC(2)	93	54	15
RiverSource Investments, LLC	173	37	N/A
RiverSource Service Corporation	68	88	94
Threadneedle	87	18	—
Ameriprise Trust Company	4	5	3
SAFC	—	14	15
AMPF	84	—	103
IDS Property Casualty(3)	35	31	18
Other	8	9	9
Total dividend capacity	$994	$741	$857

(1)    The dividend capacity for RiverSource Life is based on the greater of (1) the previous year’s statutory net gain from operations or (2) 10% of the previous year-end statutory capital and surplus. Dividends that, together with the amount of other distributions made within the preceding 12 months, exceed this statutory limitation are referred to as “extraordinary dividends” and require advance notice to the Minnesota Department of Commerce, RiverSource Life’s primary state regulator, and are subject to potential disapproval. On May 15 and September 26, 2006, RiverSource Life paid extraordinary dividends of $100 million on each date to our company. Prior to the payment of each of these dividends, RiverSource Life made the required advance notice to the Minnesota Department of Commerce and received a response from it stating that it did not object to the payment of these dividends. RiverSource Life exceeded the statutory limitation during 2004, as reflected above by paying $930 million to our company, a portion of which was an extraordinary dividend. Notice of non-disapproval was received from the Minnesota Department of Commerce prior to paying these extraordinary dividends.

(2)    The dividend capacity for ACC is based on capital held in excess of regulatory requirements. For AMPF and AEIS, the dividend capacity is based on an internal model used to determine the availability of dividends, while maintaining net capital at a level sufficiently in excess of minimum levels defined by Securities and Exchange Commission rules.

(3)    The dividend capacity for IDS Property Casualty is based on the lesser of (1) 10% of the previous year-end capital and surplus or (2) the greater of (a) net income (excluding realized gains) of the previous year or (b) the aggregate net income of the previous three years excluding realized gains less any dividends paid within the first two years of the three-year period. Dividends that, together with the amount of other distributions made within the preceding 12 months, exceed this statutory limitation are referred to as “extraordinary dividends” and require advance notice to the Office of the Commissioner of Insurance of the State of Wisconsin, the primary state regulator of IDS Property Casualty, and are subject to potential disapproval. For IDS Property Casualty, dividends paid in 2004 and the dividend capacity in 2004 increased significantly due to the inclusion of AMEX Assurance as a subsidiary of IDS Property Casualty. The portion of dividends paid by IDS Property Casualty in 2005 in excess of the dividend capacity set forth in the table above were extraordinary dividends and received approval from the Office of the Commissioner of Insurance of the State of Wisconsin.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2006 was $619 million compared to $975 million for the year ended December 31, 2005, a decrease of $356 million.

For the year ended December 31, 2005, net cash provided by operating activities was $975 million compared to $812 million for the year ended December 31, 2004. This increase reflects a net decrease in trading securities and equity method investments in hedge funds and a net increase in accounts payable and accrued expenses partially offset by lower net income.

Investing Activities

Our investing activities primarily relate to our Available-for-Sale investment portfolio. Further, this activity is significantly affected by the net outflows of our investment certificate, fixed annuity and universal life products reflected in financing activities.

Net cash provided by investing activities for the year ended December 31, 2006 was $3.5 billion compared to net cash used in investing activities of $255 million for the year ended December 31, 2005, a cash flow improvement of $3.8 billion. Purchases of Available-for-Sale securities decreased $5.9 billion to $2.8 billion in 2006 compared to $8.7 billion in 2005. Proceeds from sales of Available-for-Sale securities in 2006 decreased $1.8 billion to $2.5 billion from $4.3 billion in 2005.

Net cash used in investing activities for the year ended December 31, 2005 was $255 million compared to $1.6 billion for the year ended December 31, 2004. This change resulted primarily from a net increase of $2.3 billion in proceeds from the sales of Available-for-Sale securities, partially offset by a net increase of $1.4 billion in purchases of Available-for-Sale securities in 2005 compared to 2004.

Financing Activities

Net cash used in financing activities was $3.9 billion for the year ended December 31, 2006 compared to net cash provided by financing activities of $177 million for the year ended December 31, 2005, a decrease of $4.1 billion. This decline in cash flow was primarily due to higher surrenders and other benefits related to fixed annuities, lower sales of certificate products and a net decrease related to debt and capital transactions.

Cash used for surrenders and other benefits on policyholder and contractholder account values, most of which related to fixed annuities, increased $1.5 billion in 2006 compared to 2005. Cash flows related to payments we receive from certificate owners declined $1.3 billion in 2006 compared to 2005, while cash used for certificate maturities and cash surrenders decreased $544 million. The reduction in sales and increase in maturities was the result of the American Express Bank Limited and American Express Bank International business wind-down and a sales promotion that was in effect during a portion of the 2005 period, offset somewhat by a sales promotion that began in late 2006 and ended in early 2007.

Our new debt issued in 2006 was primarily related to the issuance of $500 million of junior notes. In 2005, we obtained a $1.4 billion bridge loan and issued $1.5 billion of senior notes. We repaid $284 million of debt in 2006 compared to $1.4 billion in 2005.

On May 26, 2006, we issued $500 million of junior notes and incurred debt issuance costs of $6 million. These junior notes are due in 2066 and carry a fixed interest rate of 7.518% for the first 10 years, converting to a variable interest rate thereafter. The proceeds from the issuance were for general corporate purposes.

On November 23, 2005, we issued $800 million principal amount of 5.35% unsecured senior notes due November 15, 2010 and $700 million principal amount of 5.65% senior notes due November 15, 2015. Considering the impact of hedge credits, the effective interest rates on the senior notes due 2010 and 2015 are 4.8% and 5.2%, respectively. The proceeds from the issues were used to replace the $1.4 billion bridge loan and for other general corporate purposes.

We repaid our $50 million medium-term notes in February 2006. In addition, $168 million of nonrecourse debt related to the consolidated property fund limited partnerships was repaid in September 2006 following a restructuring of the partnership capital. In addition, nonrecourse debt related to a consolidated CDO declined $58 million to $225 million at December 31, 2006 compared to $283 million at December 31, 2005. In 2005, we entered into an unsecured bridge loan facility in the amount of $1.4 billion and repaid $1.3 billion of American Express intercompany debt.

Our capital transactions in 2006 primarily related to the repurchase of our common stock and dividends paid to our shareholders. In 2005, our capital transactions primarily related to the $1.1 billion capital contribution from American Express in connection with the Separation and Distribution and a capital contribution of $164 million in connection with the transfer of AEIDC to American Express.

We used total cash of $470 million in 2006 for the purchase of 10.7 million treasury shares under our share repurchase programs. We used our existing working capital to fund these share repurchases, and we currently intend to fund additional share repurchases through existing working capital, future earnings and other customary financing methods. Pursuant to the Ameriprise Financial 2005 Incentive Compensation Plan, we reacquired 0.4 million shares of our common stock in 2006 through the surrender of restricted shares upon vesting and paid in the aggregate $20 million related to the holders’ income tax obligations on the vesting date.

We paid regular quarterly cash dividends to our shareholders totaling $108 million for the year ended December 31, 2006, or $0.11 per common share for each quarterly period. In 2005, we paid $27 million of cash dividends to our shareholders during the quarterly period ended December 31, 2005.

On January 25, 2007, our Board of Directors declared a regular quarterly cash dividend of $0.11 per common share. The dividend is payable February 16, 2007 to our shareholders of record at the close of business on February 5, 2007. We have $366 million remaining under a share repurchase program authorized by our Board of Directors. This share repurchase program does not require the purchase of any minimum number of shares, and depending on market conditions and factors, these purchases may be commenced or suspended at any time without prior notice. We expect to use internally generated cash for these expenditures.

We generated net cash from financing activities of $177 million for the year ended December 31, 2005 compared to $691 million for the year ended December 31, 2004. Cash used for certificate maturities and cash surrenders increased $1.3 billion. This use of cash flow was partially offset by the debt and capital transactions in 2005 discussed previously as well as a decrease in dividends paid to American Express in 2005 compared to 2004. Dividend payments to American Express were $53 million in 2005 compared to $1.3 billion in 2004. The dividends paid to American Express in 2004 included extraordinary dividends received from RiverSource Life of $930 million.

Contractual Commitments

The contractual obligations identified in the table below include both our on and off-balance sheet transactions that represent material expected or contractually committed future obligations. Payments due by period as of December 31, 2006 are as follows:

		Payments due in year ending
Contractual Obligations	Total	2007	2008- 2009	2010- 2011	2012 and Thereafter
	(in millions)
Balance Sheet:
Debt(1)	$2,225	$—	$—	$1,025	$1,200
Insurance and annuities(2)	44,599	3,517	6,329	5,506	29,247
Investment certificates(3)	4,718	4,242	476	—	—
Off-Balance Sheet:
Lease obligations	665	95	132	111	327
Purchase obligations(4)	77	47	28	2	—
Interest on debt(5)	2,834	137	273	225	2,199
Total	$55,118	$8,038	$7,238	$6,869	$32,973

(1)    See Note 15 to our Consolidated Financial Statements for more information about our debt.

(2)    These scheduled payments are represented by reserves of approximately $30 billion at December 31, 2006 and are based on interest credited, mortality, morbidity, lapse, surrender and premium payment assumptions. Actual payment obligations may differ if experience varies from these assumptions. Separate account liabilities have been excluded as associated contractual obligations would be met by separate account assets.

(3)    The payments due by year are based on contractual term maturities. However, contractholders have the right to redeem the investment certificates earlier and at their discretion subject to surrender charges, if any. Redemptions are most likely to occur in periods of substantial increases in interest rates.

(4)    The purchase obligation amounts include expected spending by period under contracts that were in effect at December 31, 2006. Minimum contractual payments associated with purchase obligations, including termination payments, were $6 million.

(5)    Interest on debt was estimated based on rates in effect as of December 31, 2006.

Total loan funding commitments were $617 million at December 31, 2006.

For additional information relating to these contractual commitments, see Note 24 to our Consolidated Financial Statements.

Off-Balance Sheet Arrangements

During the year ended December 31, 2006, we closed on three structured investments that we manage. The structures currently have approximately $1.6 billion issued but can increase to approximately $1.8 billion when fully subscribed. As a condition to managing these investments, we were required to invest approximately $5 million in the residual or “equity” tranche of each facility, which is the most subordinated tranche of securities issued by the structured investment entities. As an investor in the residual tranche, our return correlates to the performance of the portfolio of high-yield investments comprising the structured investments. Our exposure as an investor is limited solely to our aggregate investment in these facilities and we have no obligation, contingent or otherwise, that could require any further funding of the investments. The structured investments are considered variable interest entities but are not consolidated as we are not considered the primary beneficiary.

Recent Developments

We are assessing a comment from the Minnesota Department of Commerce related to disability income insurance received as part of its routine financial examination of RiverSource Life for each of the five years in the period ended December 31, 2005. Our management does not believe that there will be a material adverse effect on consolidated results of operations and financial condition upon resolution of this comment.

Quantitative and Qualitative Disclosures About Market Risks

Interest rate, equity price, and foreign currency risks are the market risks to which we have material exposure. To evaluate interest rate and equity price risk we perform sensitivity testing which measures the impact on pretax income from the sources listed below for a 12 month period following a hypothetical 100 basis point increase in interest rates and a hypothetical 10% decline in equity markets.

At December 31, 2006, aggregating our exposure from all sources of interest rate risk net of financial derivatives hedging that exposure detailed below, we estimate a negative impact of $34 million on pretax income for the 12 month period if, hypothetically, interest rates had increased by 100 basis points and remain at that level for 12 months. This compares with an estimate of $43 million made at December 31, 2005 for 12 months following a hypothetical 100 basis point increase in interest rates at December 31, 2005.

At December 31, 2006, aggregating our exposure from all sources of equity price risk net of financial derivatives hedging that exposure detailed below, we estimate a negative impact of $127 million on pretax income for the 12 month period if, hypothetically, equity markets had declined by 10% and remain at that level for 12 months. This compares with an estimate of $84 million made at December 31, 2005 for 12 months following a hypothetical 10% drop in equity markets at December 31, 2005.

The numbers below show our estimate of the pretax impact of these hypothetical market moves, net of hedging, as of December 31, 2006. Following the table is a discussion by source of risk and the portfolio management techniques and derivative financial instruments we use to mitigate these risks.

	Net Risk Exposure to Pretax Income
Sources of Market Risk	Interest Rate	Equity Price
	(in millions)
Asset-based management and 12b-1 fees	$(12)	$(105)
Variable annuities and variable universal life (“VUL”) products	12	(38)
Fixed annuities, fixed portion of variable annuities, fixed portion of VUL and fixed insurance products	(22)	—
Flexible savings and other fixed rate certificates	(4)	—
Deferred acquisition costs (“DAC”)	(8)	16
Total	$(34)	$(127)

Actual results could differ materially from those illustrated above as they are based on a number of estimates and assumptions. These include assuming the composition of invested assets and liabilities does not change in the 12 month period following the market shock and assuming the increase in interest rates produces a parallel shift in the yield curve. The selection of a 100 basis point interest rate increase and a 10% equity market decline should not be construed as a prediction of future market events.

Asset-Based Management and 12b-1 Fees

We earn asset-based management fees on our owned separate account assets and managed assets. At December 31, 2006, the value of these assets was $53.8 billion and $299.8 billion, respectively. We also earn distribution fees on our managed assets. These sources of revenue are subject to both interest rate and equity price risk since the value of these assets and the fees they earn fluctuate inversely with interest rates and directly with equity prices. We do not hedge the interest rate risk of this exposure. We hedge a portion of the equity price risk of the exposure with purchased equity index puts which had the following notional amounts and fair value assets:

	December 31,
	2006		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)

Purchased puts	$721	$16	$490	$8

Interest Rate Risk—Asset-Based Management and 12b-1 Fees

At December 31, 2006, we estimate the interest rate risk from this exposure on pretax income if, hypothetically, interest rates had increased immediately by 100 basis points and remain at that level for 12 months to be a negative $12 million for the 12 month period. We do not hedge this exposure.

Equity Price Risk—Asset-Based Management and 12b-1 Fees

At December 31, 2006, we estimate the equity price risk from this exposure before hedging on pretax income if, hypothetically, equity markets decreased immediately by 10% and remain at that level for 12 months to be a negative impact of $133 million for the 12 month period. Under this scenario we would expect a $28 million offset from our purchased equity puts, for an impact, net of hedging, of a negative $105 million.

Variable Annuities and VUL Products

With variable annuities and VUL products, the policyholder chooses how the premiums are invested. They can choose equity or nonequity investments and those investments are carried in separate account assets. Annuity payouts, VUL cash value and death benefits fluctuate with the performance of the investments that the policyholder chooses. Therefore, for these products, policyholders assume the bulk of the investment risk. We face interest rate and equity price risk on these products from two primary sources: the management fees we earn on separate account assets and the guaranteed benefits associated with our variable annuities.

Management fees on separate account assets are hedged along with other management fees. These hedges are discussed in “Asset-Based Management and 12b-1 Fees” earlier in this section.

The guaranteed benefits associated with our variable annuities are guaranteed minimum withdrawal benefit (“GMWB”), guaranteed minimum accumulation benefit (“GMAB”), guaranteed minimum death benefit (“GMDB”) and guaranteed minimum income benefit (“GMIB”) options. Each of the guaranteed benefits mentioned above guarantees payouts to the annuity holder under certain specific conditions regardless of the performance of the underlying investment assets.

The total value of all variable annuity contracts has grown from $39.8 billion at December 31, 2005 to $49.2 billion at December 31, 2006. These contract values include GMWB contracts which have grown from $2.5 billion at December 31, 2005 to $7.2 billion at December 31, 2006. Reserve liabilities for the guaranteed benefits are recorded in future policy benefits and claims on our Consolidated Balance Sheets. At December 31, 2006, the reserve for the GMWB was a negative $12 million compared with a reserve of positive $9 million at December 31, 2005. The negative reserve indicates that we expect the GMWB fees charged to more than offset the future benefits to be paid to policyholders under the guaranteed benefit provisions. At December 31, 2006, the reserve for the other variable annuity guaranteed benefits, GMAB, GMDB and GMIB, was $26 million compared with $21 million at December 31, 2005.

We manage the market risk on the guaranteed benefits by product design and by the use of financial derivatives which hedge the GMWB. The design of the GMWB is an example of how we use product design to manage risk. First, the GMWB provision requires that policyholders invest their funds in one of five asset allocation models, thus ensuring diversification across asset classes and underlying funds, reducing the likelihood that payouts from the guaranteed benefits will be required to compensate policyholders for investment losses. Second, the GMWB provision does not offer automatic annual percentage increases to the guaranteed amount, thus preventing the guaranteed amount from growing during a down market.

In addition to product design, we have implemented a comprehensive hedging program which utilizes a primarily static hedging approach. A primarily static hedging approach improves our mitigation of market dislocation and operational risks as compared to a primarily dynamic hedging approach. Currently we only hedge our GMWB. The notional amounts and fair value assets (liabilities) of derivatives hedging our GMWB were as follows:

	December 31,
	2006		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased puts	$1,410	$171	$629	$95
Interest rate swaps	359	(1)	—	—
Written S&P 500 futures(1)	(111)	—	—	—

(1)    These Standard & Poor’s (“S&P”) 500 futures are cash settled daily and, therefore, have no fair value.

Interest Rate Risk—Variable Annuities

The GMWB creates obligations which are carried at fair value separately from the underlying host variable annuity contract. Changes in fair value of the GMWB are recorded through earnings with fair value calculated based on projected, discounted cash flows over the life of the contract, including projected, discounted benefits and fees. Increases in interest rates reduce the fair value of the GMWB liability. At December 31, 2006, if interest rates had increased by, hypothetically, 100 basis points and remain at that level for 12 months, we estimate that the fair value would decrease by $57 million with a favorable impact to pretax income. The GMWB interest rate exposure is hedged with a portfolio of customized equity index puts and interest rate swaps. At December 31, 2006, we had equity puts with a notional amount of $1.4 billion, and interest rate swaps with a notional amount of $359 million. Terms of the swaps designate us as the variable rate payor. If interest rates were to increase we would have to pay more to the swap counterparty, and the fair value of our equity puts would decrease, resulting in a negative impact to our pretax income. For a hypothetical 100 basis point increase in interest rates sustained for a 12 month period, we estimate that the negative impact of the derivatives on pretax income would be $53 million. The net impact on pretax income after hedging would be a favorable $4 million.

Our GMAB creates interest rate risk in the same way as the GMWB discussed above—the fair value of the guaranteed benefits changes with changes in interest rates. For a hypothetical 100 basis point increase in interest rates at December 31, 2006 sustained for 12 months, the fair value of the GMAB would decrease by $8 million, with a corresponding favorable impact on our pretax income. We do not hedge the interest rate exposure on the GMAB.

Separate account assets are held for the exclusive benefit of variable annuity and VUL contractholders. We do, however, receive asset-based investment management fees on fixed income investments our annuity and VUL policyholders have in the separate accounts. An increase in interest rates would decrease fixed rate separate account assets and decrease related fees with a negative impact to pretax income. This exposure is included in “Interest Rate Risk—Asset-Based Management and 12b-1 Fees” earlier in this section.

Equity Price Risk—Variable Annuities and VUL Products

The variable annuity guaranteed benefits guarantee payouts to the annuity holder under certain specific conditions regardless of the performance of the investment assets. For this reason, when equity markets decline, the returns from the separate account assets coupled with guaranteed benefit fees from annuity holders may not be sufficient to fund expected payouts. In that case, reserves must be increased with a negative impact to earnings. We estimate the negative impact on pretax income before hedging to be $42 million if, hypothetically, equity markets had declined by 10% at December 31, 2006 and remain at that level for 12 months. Of the $42 million, $7 million is attributable to our GMWB.

Currently, we only hedge our GMWB. Our hedging program is static which reduces our risk to major disruptions in the market and severe liquidity events because our program does not rely on frequent dynamic rebalancing and the ability to trade in the market. In addition, the primarily static nature of the hedge reduces the likelihood of operational and execution errors. The core derivative instrument with which we hedge the equity price risk of our GMWB is a long-dated structured equity put contract; this core instrument is supplemented with equity futures. The equity put contracts had a notional amount of $1.4 billion at December 31, 2006. If, hypothetically, equity markets had declined by 10% at December 31, 2006 and remain at that level for 12 months we estimate a positive impact to pretax income of $4 million from the puts and futures. The net equity price exposure to pretax income from all of our variable annuity guaranteed benefits would be a negative $38 million.

A decline in equity markets would also reduce the asset-based management fees we earn on equity market investments that our annuity and VUL policyholders have in separate accounts. This exposure is included in “Equity Price Risk—Asset-Based Management and 12b-1 Fees” earlier in this section.

Fixed Annuities, Fixed Portion of Variable Annuities, Fixed Portion of VUL and Fixed Insurance Products

Interest rate exposures arise primarily with respect to the fixed account portion of RiverSource Life’s annuity and insurance products and its investment portfolio. We guarantee an interest rate to the holders of these products. Premiums collected from clients are primarily invested in fixed rate securities to fund the client credited rate with the spread between the rate earned from investments and the rate credited to clients recorded as earned income. Client liabilities and investment assets generally differ as it relates to basis, repricing or maturity characteristics. Rates credited to clients’ accounts generally reset at shorter intervals than the yield on the underlying investments. Therefore, in an increasing rate environment, higher interest rates are reflected in crediting rates to clients sooner than in rates earned on invested assets resulting in a reduced spread between the two rates, reduced earned income and a negative impact on pretax income. We have $26.5 billion in reserves in future policy benefits and claims on our Consolidated Balance Sheets at December 31, 2006 to recognize liabilities created by these products. To hedge against the risk of higher interest rates we have purchased swaption contracts which had the following notional amounts and fair value assets:

	December 31,
	2006		2005
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
	(in millions)
Purchased swaptions	$1,200	$2	$1,200	$8

If interest rates had increased by, hypothetically, 100 basis points at December 31, 2006 and remain at that level for 12 months we estimate the impact on pretax income for the 12 month period to be a negative $22 million.

Flexible Savings and Other Fixed Rate Certificates

We have interest rate risk from our flexible savings and other fixed rate certificates. These are investment certificates ranging in amounts from $1,000 to $1 million with terms ranging from three to 36 months. We guarantee an interest rate to the holders of these products. Payments collected from clients are primarily invested in fixed rate securities to fund the client credited rate with the spread between the rate earned from investments and the rate credited to clients recorded as earned income. Client liabilities and investment assets generally differ as it relates to basis, repricing or maturity characteristics. Rates credited to clients generally reset at shorter intervals than the yield on underlying investments. This exposure is not currently hedged although we monitor our investment strategy and make modifications based on our changing liabilities and the expected rate environment. We have $3.5 billion in reserves included in customer deposits at December 31, 2006 to cover the liabilities associated with these products. At December 31, 2006, we estimate the interest rate risk from this exposure on pretax income for the 12 month period following a hypothetical increase of 100 basis points in interest rates to be a negative $4 million.

Equity Indexed Annuities

Our equity indexed annuity product is a single premium annuity issued with an initial term of seven years. The annuity guarantees the contractholder a minimum return of 3% on 90% of the initial premium or end of prior term accumulation value upon renewal plus a return that is linked to the performance of the S&P 500 Index. The equity-linked return is based on a participation rate initially set at between 50% and 90% of the S&P 500 Index which is guaranteed for the initial seven-year term when the contract is held to full term. Of the $30.0 billion in future policy benefits and claims at December 31, 2006, $317 million relates to the liabilities created by this product. The notional amounts and fair value assets (liabilities) of derivatives hedging this product were as follows:

	December 31,
	2006		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased calls	$151	$37	$197	$27
Purchased Knock-in-Puts	86	3	129	3
Written Knock-in-Puts	(67)	(1)	(101)	(1)
Purchased S&P 500 futures(1)	34	—	32	—

(1)    These S&P 500 futures are cash settled daily and, therefore, have no fair value.

Interest Rate Risk—Equity Indexed Annuities

Most of the proceeds from the sale of equity indexed annuities are invested in fixed income securities with the return on those investments intended to fund the 3% guarantee. We earn income from the difference between the return earned on invested assets and the 3% guarantee rate credited to customer accounts. The spread between return earned and amount credited is affected by changes in interest rates. We estimate that if, hypothetically, interest rates had increased by 100 basis points at December 31, 2006 and remain at that level for 12 months our unhedged exposure would be a negative impact of $2 million on pretax income for the 12 month period offset by a positive impact of nearly $2 million from our hedging strategy for an immaterial net exposure.

Equity Price Risk—Equity Indexed Annuities

The equity-linked return to investors creates equity price risk as the amount credited depends on changes in equity markets. To hedge this exposure, a portion of the proceeds from the sale of equity indexed annuities are used to purchase futures, calls and puts which generate returns to replicate what we must credit to client accounts. In conjunction with purchasing puts we also write puts. Pairing purchased puts with written puts allows us to better match the characteristics of the liability. For this product we estimate that if, hypothetically, the equity markets had declined by 10% at December 31, 2006 and remain at that level for 12 months, the impact to pretax income for the 12 month period without hedging would be a positive $15 million. The impact of our hedging strategy offsets that gain for an immaterial net exposure.

Stock Market Certificates

Stock market certificates are purchased for amounts generally from $1,000 to $1 million for terms of 52 weeks which can be extended to a maximum of 14 terms. For each term the certificate holder can choose to participate 100% in any percentage increase in the S&P 500 Index up to a maximum return or choose partial participation in any increase in the S&P 500 Index plus a fixed rate of interest guaranteed in advance. If partial participation is selected, the total of equity-linked return and guaranteed rate of interest cannot exceed the maximum return. Reserves for our stock market certificates are included in customer deposits on our Consolidated Balance Sheets. Of the $6.5 billion in customer deposits at December 31, 2006, $1.1 billion pertain to stock market certificates. The notional amounts and fair value assets (liabilities) of derivatives hedging this product were as follows:

	December 31,
	2006		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased calls	$900	$104	$1,039	$74
Written calls	(962)	(56)	(1,094)	(38)
Purchased S&P 500 futures(1)	1	—	1	—

(1)    These S&P 500 futures are cash settled daily and, therefore, have no fair value.

Interest Rate Risk—Stock Market Certificates

Stock market certificates have some interest rate risk as changes in interest rates affect the fair value of the payout to be made to the certificate holder. This exposure to interest rate changes is hedged by the derivatives listed above. We estimate that if, hypothetically, interest rates had increased by 100 basis points at December 31, 2006 and remain at that level for 12 months our unhedged exposure would be a negative impact of $1 million on pretax income for the 12 month period offset by a positive impact of the same amount from our hedging strategy for an immaterial net exposure.

Equity Price Risk—Stock Market Certificates

As with the equity indexed annuities, the equity-linked return to investors creates equity price risk exposure. We seek to minimize this exposure with purchased futures and call spreads that replicate what we must credit to client accounts. We estimate that if, hypothetically, equity markets had declined by 10% at December 31, 2006 and remain at that level for 12 months the impact to pretax income for the 12 month period without hedging would be a positive $27 million. The impact of our hedging strategy offsets that gain for an immaterial net exposure.

DAC

For annuity and universal life products, DAC are amortized on the basis of estimated gross profits. Estimated gross profits are a proxy for pretax income prior to the recognition of DAC amortization expense. When events occur that reduce or increase current period estimated gross profits, DAC amortization expense is typically reduced or increased as well, somewhat mitigating the impact of the event on pretax income.

Interest Rate Risk—DAC

An increase in interest rates would result in a significant decrease in guaranteed living benefit reserves associated with our variable annuity products, with the decrease partially offset by changes in hedge asset values. This would result in increased estimated gross profits and increased DAC amortization. We estimate that if, hypothetically, interest rates had increased by 100 basis points at December 31, 2006 and remain at that level for 12 months, the negative impact to pretax income from increased DAC amortization would be $8 million.

Equity Price Risk—DAC

A decline in equity markets would result in reduced fee revenue and an increase in guaranteed death and living benefit reserves associated with our variable annuity products, with the increase partly offset by changes in hedge asset values. This would result in decreased estimated gross profits and decreased DAC amortization. We estimate that if, hypothetically, equity markets had declined by 10% at December 31, 2006, the positive impact to pretax income from decreased DAC amortization would be $16 million over a 12 month period.

Foreign Currency Risk

We have foreign currency risk because of our net investment in Threadneedle Asset Management Holdings Limited. We hedge this risk by entering into foreign currency forward contracts which are adjusted monthly. At December 31, 2006, we had forward currency contracts with a notional value of 425 million British pounds (“GBP”) hedging 433 million GBP of exposure. Our foreign currency risk is immaterial after hedging.

Interest Rate Risk on External Debt

Interest rate risk on our external debt is not material. The interest rate on the $1.5 billion of senior unsecured notes is fixed and the interest rate on the $500 million of junior subordinated notes is fixed until June 1, 2016. We have floating rate debt of $85 million related to our consolidated collateralized debt obligation securitization trust which is not hedged but on which the interest rate risk to pretax income is not material.

Credit Risk

Our potential derivative credit exposure to each counterparty is aggregated with all of our other exposures to the counterparty to determine compliance with established credit and market risk limits at the time we enter into a derivative transaction. Credit exposures may take into account enforceable netting arrangements. Before executing a new type or structure of derivative contract, we determine the variability of the contract’s potential market and credit exposures and whether such variability might reasonably be expected to create exposure to a counterparty in excess of established limits.

Forward-Looking Statements

This report contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those described in these forward-looking statements. We have made various forward-looking statements in this report. Examples of such forward-looking statements include:

•      statements of our plans, intentions, expectations, objectives or goals, including those relating to the establishment of our new brands, our mass affluent and affluent client acquisition strategy and our competitive environment;

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

•      the impact of our separation from American Express;

•      our ability to establish our new brands; and

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

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Our Consolidated Financial Statements for the years ended December 31, 2005 and 2004 have been audited by Ernst & Young LLP, our independent registered public accounting firm.

Through 2004, Ernst & Young LLP provided audit services to our company as part of the audit services it provided to American Express Company (“American Express”). In 2004, the American Express Audit Committee of its Board of Directors determined to request proposals from auditing firms for their 2005 audit. This request was made pursuant to the American Express Audit Committee charter, which requires a detailed review of the outside audit firm at least every 10 years. At a meeting held on November 22, 2004, the American Express Audit Committee approved the future engagement of PricewaterhouseCoopers LLP as the independent registered public accountants for the year ended December 31, 2005 and dismissed Ernst & Young LLP for 2005. This decision also applied to our company. Ernst & Young LLP continued as auditors of American Express and our company for the year ended December 31, 2004.

Ernst & Young LLP’s reports on our Consolidated Financial Statements for the year ended December 31, 2004 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audits of our Consolidated Financial Statements for the year ended December 31, 2004, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in their report. During the two most recent years and subsequent interim period preceding the dismissal of Ernst & Young LLP, there were no “reportable events” (as defined in Regulation S-K, Item 304(a)(1)(v)).

In connection with our separation from American Express, on February 18, 2005, the American Express Audit Committee of its Board of Directors dismissed PricewaterhouseCoopers LLP and engaged Ernst & Young LLP to be the independent registered public accountants of our company for the year ended December 31, 2005. PricewaterhouseCoopers LLP continued as the independent registered public accounting firm for the consolidated financial statements of American Express for 2005.

PricewaterhouseCoopers LLP did not issue any report on our Consolidated Financial Statements for either of 2005 or 2004. During the period from November 22, 2004 and through February 18, 2005, there were no disagreements between our company and PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosures or auditing scope or procedures, which, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCoopers LLP to make reference to the matter in their report. There have been no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K, during the period between November 22, 2004 to February 18, 2005.

Management’s Report on Internal Control over Financial Reporting

The management of Ameriprise Financial, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America, and includes those policies and procedures that:

•      Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•      Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•      Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework.

Based on management’s assessment and those criteria, we believe that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.

Ernst & Young LLP, the Company’s independent registered public accounting firm, has issued an audit report appearing on the following page on our assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Ameriprise Financial, Inc.

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control over Financial Reporting, that Ameriprise Financial, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). Ameriprise Financial, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that Ameriprise Financial, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Ameriprise Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Ameriprise Financial, Inc. and our report dated February 26, 2007, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Ameriprise Financial, Inc.

We have audited the accompanying consolidated balance sheets of Ameriprise Financial, Inc. (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ameriprise Financial, Inc. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ameriprise Financial, Inc.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2007

Consolidated Statements of Income
Ameriprise Financial, Inc.

	Years Ended December 31,
	2006	2005	2004
	(in millions, except per share amounts)
Revenues
Management, financial advice and service fees	$2,965	$2,578	$2,248
Distribution fees	1,300	1,150	1,101
Net investment income	2,204	2,241	2,137
Premiums	932	979	1,023
Other revenues	739	536	518
Total revenues	8,140	7,484	7,027
Expenses
Compensation and benefits	3,113	2,650	2,288
Interest credited to account values	1,264	1,310	1,268
Benefits, claims, losses and settlement expenses	930	880	828
Amortization of deferred acquisition costs	472	431	437
Interest and debt expense	116	73	52
Separation costs	361	293	—
Other expenses	1,087	1,102	1,042
Total expenses	7,343	6,739	5,915
Income before income tax provision, discontinued operations and accounting change	797	745	1,112
Income tax provision	166	187	287
Income before discontinued operations and accounting change	631	558	825
Income from discontinued operations, net of tax	—	16	40
Cumulative effect of accounting change, net of tax	—	—	(71)
Net income	$631	$574	$794
Basic Earnings per Common Share
Income before discontinued operations and accounting change	$2.56	$2.26	$3.35
Income from discontinued operations, net of tax	—	0.06	0.16
Cumulative effect of accounting change, net of tax	—	—	(0.29)
Net income	$2.56	$2.32	$3.22
Diluted Earnings per Common Share
Income before discontinued operations and accounting change	$2.54	$2.26	$3.35
Income from discontinued operations, net of tax	—	0.06	0.16
Cumulative effect of accounting change, net of tax	—	—	(0.29)
Net income	$2.54	$2.32	$3.22
Weighted average common shares outstanding:
Basic	246.5	247.1	246.2
Diluted	248.5	247.2	246.2
Cash dividends declared per common share	$0.44	$0.11	$—

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets
Ameriprise Financial, Inc.

	December 31,
	2006	2005
	(in millions, except share data)
Assets
Cash and cash equivalents	$2,717	$2,474
Investments	35,553	39,100
Separate account assets	53,848	41,561
Receivables	2,960	2,172
Deferred acquisition costs	4,499	4,182
Restricted and segregated cash	1,236	1,067
Other assets	3,359	2,565
Total assets	$104,172	$93,121
Liabilities and Shareholders’ Equity
Liabilities:
Future policy benefits and claims	$30,033	$32,731
Separate account liabilities	53,848	41,561
Customer deposits	6,525	6,641
Debt	2,225	1,833
Accounts payable and accrued expenses	1,984	1,757
Other liabilities	1,632	911
Total liabilities	96,247	85,434
Shareholders’ Equity:
Common shares ($.01 par value; shares authorized, 1,250,000,000; shares issued, 252,909,389 and 249,998,206, respectively)	3	2
Additional paid-in capital	4,353	4,091
Retained earnings	4,268	3,745
Treasury shares, at cost (11,517,958 and 122,652 shares, respectively)	(490)	—
Accumulated other comprehensive loss, net of tax:
Net unrealized securities losses	(187)	(129)
Net unrealized derivatives gains (losses)	(1)	6
Foreign currency translation adjustment	(18)	(25)
Defined benefit plans	(3)	(3)
Total accumulated other comprehensive loss	(209)	(151)
Total shareholders’ equity	7,925	7,687
Total liabilities and shareholders’ equity	$104,172	$93,121

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Ameriprise Financial, Inc.

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Cash Flows from Operating Activities
Net income	$631	$574	$794
Less: Income from discontinued operations, net of tax	—	(16)	(40)
Income before discontinued operations	631	558	754
Adjustments to reconcile income before discontinued operations to net cash provided by operating activities:
Cumulative effect of accounting change, net of tax	—	—	71
Capitalization of deferred acquisition and sales inducement costs	(870)	(787)	(692)
Amortization of deferred acquisition and sales inducement costs	520	471	471
Depreciation and amortization	166	164	161
Deferred income taxes	24	34	(34)
Share-based compensation	113	55	38
Excess tax benefits from share-based compensation	(52)	—	—
Net realized investment gains	(52)	(74)	(45)
Other-than-temporary impairments and provision for loan losses	2	22	13
Premium and discount amortization on Available-for-Sale and other securities	124	156	178
Changes in operating assets and liabilities:
Segregated cash	(54)	(73)	105
Trading securities and equity method investments in hedge funds, net	119	179	(61)
Future policy benefits and claims, net	53	21	5
Receivables	(203)	(70)	(325)
Other assets, other liabilities, accounts payable and accrued expenses, net	98	319	173
Net cash provided by operating activities	619	975	812
Cash Flows from Investing Activities
Available-for-Sale securities:
Proceeds from sales	2,454	4,336	2,034
Maturities, sinking fund payments and calls	3,434	4,060	3,199
Purchases	(2,782)	(8,685)	(7,300)
Open securities transactions payable and receivable, net	15	(26)	35
Proceeds from sales and maturities of commercial mortgage loans on real estate	512	590	581
Funding of commercial mortgage loans on real estate	(422)	(486)	(326)
Proceeds from sales of other investments	149	206	268
Purchase of other investments	(135)	(168)	(222)
Purchase of land, buildings, equipment and software	(187)	(141)	(125)
Proceeds from sale of land, buildings, equipment and other	66	—	3
Proceeds from transfer of AMEX Assurance deferred acquisition costs	—	117	—
Deconsolidation of AMEX Assurance	—	(29)	—
Change in restricted cash	(16)	542	300
Acquisition of bank deposits and loans, net	437	—	—
Cash transferred to American Express related to AEIDC	—	(572)	—
Other, net	(2)	1	3
Net cash provided by (used in) investing activities	3,523	(255)	(1,550)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
Ameriprise Financial, Inc.

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Cash Flows from Financing Activities
Investment certificates:
Payments from certificate owners	1,945	3,244	3,286
Interest credited to account values	212	199	140
Certificate maturities and cash surrenders	(3,084)	(3,628)	(2,375)
Policyholder and contractholder account values:
Consideration received	1,267	1,532	2,350
Interest credited to account values	1,052	1,111	1,128
Surrenders and other benefits	(4,869)	(3,330)	(2,716)
Proceeds from issuances of debt, net of issuance costs	516	2,843	18
Principal repayments of debt	(284)	(1,391)	(78)
Payable to American Express, net	—	(1,576)	263
Capital transactions with American Express, net	—	1,256	40
Dividends paid to American Express	—	(53)	(1,325)
Dividends paid to shareholders	(108)	(27)	—
Repurchase of common shares	(490)	—	—
Exercise of stock options	20	—	—
Excess tax benefits from share-based compensation	52	—	—
Policy loans:
Repayments	108	89	82
Issuances	(140)	(103)	(93)
Customer deposits and other, net	(134)	(37)	(109)
Capital contributions to discontinued operations	—	—	(15)
Dividends received from discontinued operations	—	48	95
Net cash provided by (used in) financing activities	(3,937)	177	691
Cash Flows from Discontinued Operations
Net cash provided by operating activities	—	46	229
Net cash used in investing activities	—	(10)	(1,093)
Net cash provided by financing activities	—	482	898
Net cash provided by discontinued operations	—	518	34
Effect of exchange rate changes on cash	38	(19)	13
Net increase in cash and cash equivalents	243	1,396	—
Cash and cash equivalents at beginning of year	2,474	1,078	1,078
Cash and cash equivalents at end of year	$2,717	$2,474	$1,078

Cash and cash equivalents of discontinued operations included above:
At beginning of year	$—	$54	$20
At end of year	—	—	54
Supplemental Disclosures:
Interest paid	$123	$93	$43
Income taxes paid, net	219	146	319
Non-cash dividend of AEIDC to American Express	—	164	—

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity
Ameriprise Financial, Inc.

	Number of Outstanding Shares	Common Shares	Additional Paid-In Capital	Retained Earnings	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Total
	(in millions, except share data)
Balances at December 31, 2003	100	$—	$2,867	$3,946	$—	$475	$7,288
Other comprehensive income:
Net income	—	—	—	794	—	—	794
Change in net unrealized securities gains	—	—	—	—	—	(77)	(77)
Change in net unrealized derivatives losses	—	—	—	—	—	(12)	(12)
Foreign currency translation adjustment	—	—	—	—	—	(6)	(6)
Total other comprehensive income	—	—	—	—	—	—	699
Cash dividends paid to American Express	—	—	—	(1,325)	—	—	(1,325)
Capital transactions with American Express, net	—	—	40	—	—	—	40
Balances at December 31, 2004	100	—	2,907	3,415	—	380	6,702
Other comprehensive income:
Net income	—	—	—	574	—	—	574
Change in net unrealized securities gains	—	—	—	—	—	(554)	(554)
Change in net unrealized derivatives losses	—	—	—	—	—	34	34
Minimum pension liability adjustment	—	—	—	—	—	(2)	(2)
Foreign currency translation adjustment	—	—	—	—	—	(9)	(9)
Total other comprehensive income	—	—	—	—	—	—	43
Dividends paid to shareholders	—	—	—	(27)	—	—	(27)
Cash dividends paid to American Express	—	—	—	(53)	—	—	(53)
Non-cash dividends paid to American Express	—	—	—	(164)	—	—	(164)
Transfer of pension obligations and assets from American Express Retirement Plan	—	—	(18)	—	—	—	(18)
Treasury shares	(122,652)	—	—	—	—	—	—
Share-based compensation plans	3,834,058	—	(52)	—	—	—	(52)
Stock split of common shares issued and outstanding	246,164,048	2	(2)	—	—	—	—
Capital transactions with American Express, net	—	—	1,256	—	—	—	1,256
Balances at December 31, 2005	249,875,554	2	4,091	3,745	—	(151)	7,687
Other comprehensive income:
Net income	—	—	—	631	—	—	631
Change in net unrealized securities losses	—	—	—	—	—	(58)	(58)
Change in net unrealized derivatives gains	—	—	—	—	—	(7)	(7)
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	(3)	(3)
Minimum pension liability adjustment	—	—	—	—	—	3	3
Foreign currency translation adjustment	—	—	—	—	—	7	7
Total other comprehensive income	—	—	—	—	—	—	573
Dividends paid to shareholders	—	—	—	(108)	—	—	(108)
Transfer of pension obligations and assets from American Express Retirement Plan	—	—	(5)	—	—	—	(5)
Treasury shares	(11,395,306)	—	—	—	(490)	—	(490)
Share-based compensation plans	2,911,183	1	267	—	—	—	268
Balances at December 31, 2006	241,391,431	$3	$4,353	$4,268	$(490)	$(209)	$7,925

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.     Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of Ameriprise Financial, Inc. (“Ameriprise Financial”), companies in which it directly or indirectly has a controlling financial interest, variable interest entities in which it is the primary beneficiary and certain limited partnerships for which it is the general partner (collectively, the “Company”). Ameriprise Financial is a holding company, which primarily conducts business through its subsidiaries to provide financial planning, products and services that are designed to offer solutions for its clients’ asset accumulation, income management and insurance protection needs. The Company’s foreign operations in the United Kingdom are conducted through its subsidiary, Threadneedle Asset Management Holdings Limited (“Threadneedle”). The foreign operations of Threadneedle and resulting foreign currency translation adjustments have not been significant to the Company’s consolidated results of operations and financial condition.

The accompanying Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Certain reclassifications of prior period amounts have been made to conform to the current presentation.

2.     Summary of Significant Accounting Policies

Principles of Consolidation

The Company consolidates all entities in which it holds a greater than 50% voting interest, except for variable interest entities and limited partnerships which are consolidated when certain conditions are met and immaterial seed money investments in mutual and hedge funds, which are accounted for as trading securities. Entities in which the Company holds a greater than 20% but less than 50% voting interest are accounted for under the equity method. Additionally, other investments in hedge funds in which the Company holds an interest that is less than 50% are accounted for under the equity method. All other investments are accounted for under the cost method where the Company owns less than a 20% voting interest and does not exercise significant influence, or as Available-for-Sale or trading securities, as applicable.

The Company also consolidates all variable interest entities (“VIEs”) for which it is considered to be the primary beneficiary. The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity’s equity. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual return, or both.

Beginning January 1, 2006, the Company consolidates certain limited partnerships that are not VIEs, for which the Company is the general partner and is determined to control the limited partnership. As a general partner, the Company is presumed to control the limited partnership unless the limited partners have the ability to dissolve the partnership or have substantive participating rights.

All material intercompany transactions and balances between or among Ameriprise Financial and its subsidiaries and affiliates have been eliminated in consolidation.

Qualifying Special Purpose Entities (“QSPEs”) are not consolidated. Such QSPEs included a securitization trust containing a majority of the Company’s rated collateralized debt obligations (“CDOs”) for which the Company sold all of its retained interests in 2005. Management evaluates other entities in which the Company has an interest, is the sponsor or transferor using control, risk and reward criteria.

Segment Reporting

The Company has two main operating segments: Asset Accumulation and Income (“AA&I”) and Protection, as well as a Corporate and Other (“Corporate”) segment. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany revenues and expenses, which are eliminated in consolidation.

Foreign Currency Translation

Net assets of foreign subsidiaries, whose functional currency is other than the U.S. dollar, are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustment, along with any related hedge and tax effects, are included in accumulated other comprehensive income (loss). Revenues and expenses are translated at the average month-end exchange rates during the year. Gains and losses related to non-functional currency transactions, including non-U.S. operations where the functional currency is the U.S. dollar, are reported net in other revenues in the Consolidated Statements of Income.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant are those that relate to investment securities valuation and recognition of other-than-temporary impairments, valuation of deferred acquisition costs (“DAC”) and the corresponding recognition of DAC amortization, derivative financial instruments and hedging activities, income taxes and recognition of deferred tax assets and liabilities. These accounting estimates reflect the best judgment of management and actual results could differ.

Revenues

The Company generates revenue from a wide range of investment and insurance products. Principal sources of revenue include management, financial advice and service fees, distribution fees, net investment income and premiums.

Management, Financial Advice and Service Fees

Management, financial advice and service fees relate primarily to fees earned on proprietary mutual funds, separate account and wrap account assets, as well as fees from structured investments and employee benefit plan and institutional investment management and administration services. The Company’s management and risk fees are generally computed as a contractual rate applied to the underlying asset values and are generally accrued daily and collected monthly. Many of the Company’s mutual funds have a performance incentive adjustment (“PIA”). The PIA increases or decreases the level of management fees received based on the specific fund’s relative performance as measured against a designated external index. The Company recognizes PIA fee revenue on a 12 month rolling performance basis. Employee benefit plan and institutional investment management and administration services fees are negotiated and are also generally based on underlying asset values. The Company may receive performance-based incentive fees from structured investments and hedge funds that it manages, which are recognized as revenue at the end of the performance period. Fees from financial planning and advice services are recognized when the financial plan is delivered.

Distribution Fees

Distribution fees primarily include point-of-sale fees (such as front-load mutual fund fees), premium expense charges on fixed and variable universal life insurance and asset-based fees (such as 12b-1 distribution and servicing-related fees) that are generally based on a contractual fee as a percentage of assets and recognized when earned. Distribution fees also include fees received under marketing support arrangements for sales of mutual funds and other products of other companies, such as through the Company’s wrap accounts, 401(k) plans and on a direct basis, as well as surrender charges on fixed and variable universal life insurance and annuities.

Net Investment Income

Net investment income primarily includes interest income on fixed maturity securities classified as Available-for-Sale, commercial mortgage loans on real estate, policy loans, other investments and cash and cash equivalents; mark-to-market of trading securities and certain derivatives; pro rata share of net income or loss of equity method investments in hedge funds; and realized gains and losses on the sale of securities and charges for securities determined to be other-than-temporarily impaired. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and commercial mortgage loans on real estate so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term. For beneficial interests in structured securities, the excess cash flows attributable to a beneficial interest over the initial investment are recognized as interest income over the life of the beneficial interest using the effective yield method. Realized gains and losses on securities, other than trading securities and equity method investments in hedge funds, are recognized using the specific identification method on a trade date basis and charges are recorded when securities are determined to be other-than-temporarily impaired. Net investment income also includes interest expense on non-recourse debt of a consolidated CDO and municipal bond structure.

Premiums

Premium revenues include premiums on auto and home insurance and traditional life, disability income and long term care insurance. Premiums on auto and home insurance are net of reinsurance premiums and are recognized ratably over the coverage period. Premiums on traditional life, disability income and long term care insurance are net of reinsurance ceded and are recognized as revenue when due.

Other Revenues

Other revenues include certain charges assessed on fixed and variable universal life insurance and annuities, which consist of cost of insurance charges, certain variable annuity guaranteed benefit rider charges and administration charges against contractholder account balances and are recognized as revenue when assessed. Premiums paid by fixed and variable universal life and annuity contractholders are considered deposits and are not included in revenue. Other revenues related to universal and variable universal life insurance and variable annuities were $516 million, $462 million and $444 million for the years ended December 31, 2006, 2005 and 2004, respectively. Other revenues also include revenues related to certain limited partnerships that were consolidated beginning in 2006.

Expenses

Compensation and Benefits

Compensation and benefits represent compensation-related expenses associated with employees and sales commissions and other compensation paid to financial advisors and registered representatives, net of amounts capitalized and amortized as part of DAC.

The Company measures and recognizes the cost of share-based awards granted to employees and directors based on the grant-date fair value of the award. The fair value of each option is estimated on the grant date using a Black-Scholes option-pricing model and is charged to expense on a straight-line basis over the vesting period. The Company recognizes the cost of share-based awards granted to independent contractors on a mark-to-market basis over the vesting period.

Interest Credited to Account Values

Interest credited to account values represents amounts earned on fixed account values associated with fixed and variable universal life and annuity contracts, equity indexed annuities and investment certificates in accordance with contract provisions.

Benefits, Claims, Losses and Settlement Expenses

Benefits, claims, losses and settlement expenses consist of amounts paid and changes in liabilities held for anticipated future benefit payments under insurance policies and annuity contracts, including benefits paid under optional variable annuity guaranteed benefit riders, along with costs to process and pay such amounts. Amounts are net of benefit payments recovered or expected to be recovered under reinsurance contracts. Benefits, claims, losses and settlement expenses also include amortization of deferred sales inducement costs (“DSIC”).

Amortization of Deferred Acquisition Costs

Direct sales commissions and other costs deferred as DAC associated with the sale of annuity, insurance and certain mutual fund products are amortized over time. For annuity and universal life contracts, DAC are amortized based on projections of estimated gross profits over amortization periods equal to the approximate life of the business. For other insurance products, DAC are generally amortized as a percentage of premiums over amortization periods equal to the premium-paying period. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis adjusted for redemptions.

For annuity and universal life insurance products, the assumptions made in projecting future results and calculating the DAC balance and DAC amortization expense are management’s best estimates. Management is required to update these assumptions whenever it appears that, based on actual experience or other evidence, earlier estimates should be revised. When assumptions are changed, the percentage of estimated gross profits used to amortize DAC might also change. A change in the required amortization percentage is applied retrospectively; an increase in amortization percentage will result in a decrease in the DAC balance and an increase in DAC amortization expense, while a decrease in amortization percentage will result in an increase in the DAC balance and a decrease in DAC amortization expense. The impact on results of operations of changing assumptions can be either positive or negative in any particular period and is reflected in the period in which such changes are made.

For other life, disability income and long term care insurance products, the assumptions made in calculating the DAC balance and DAC amortization expense are consistent with those used in determining the liabilities and, therefore, are intended to provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC is not recoverable or if premium rates charged for the contract are changed. If management concludes that DAC is not recoverable, DAC is reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in consolidated results of operations.

For annuity, life, disability income and long term care insurance products, key assumptions underlying those long-term projections include interest rates (both earning rates on invested assets and rates credited to policyholder accounts), equity market performance, mortality and morbidity rates and the rates at which policyholders are expected to surrender their contracts, make withdrawals from their contracts and make additional deposits to their contracts. Assumptions about interest rates are the primary factor used to project interest margins, while assumptions about rates credited to policyholder accounts and equity market performance are the primary factors used to project client asset value growth rates, and assumptions about surrenders, withdrawals and deposits comprise projected persistency rates. Management must also make assumptions to project maintenance expenses associated with servicing the Company’s annuity and insurance businesses during the DAC amortization period.

The client asset value growth rate is the rate at which variable annuity and variable universal life insurance contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a regular basis. The Company uses a mean reversion method as a guideline in setting near-term client asset value growth rates based on a long-term view of financial market performance as well as actual historical performance. In periods when market performance results in actual contract value growth at a rate that is different than that assumed, management reassesses the near-term rate in order to continue to project management’s best estimate of long-term growth. The near-term growth rate is reviewed to ensure consistency with management’s assessment of anticipated equity market performance. DAC amortization expense recorded in a period when client asset value growth rates exceed management’s near-term estimate will typically be less than in a period when growth rates fall short of management’s near-term estimate.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions described previously. Unless our management identifies a significant deviation over the course of the quarterly monitoring, our management reviews and updates these DAC amortization assumptions annually in the third quarter of each year.

Interest and Debt Expense

Interest and debt expense primarily includes interest on debt, the impact of interest rate hedging activities and amortization of debt issuance costs, as well as interest on cash collateral received from counterparties in securities lending activities.

Separation Costs

Separation costs include expenses related to the Company’s separation from American Express. These costs are primarily associated with establishing the Ameriprise Financial brand,

separating and reestablishing the Company’s technology platforms and advisor and employee retention programs.

Other Expenses

Other expenses primarily include professional and consultant fees, information technology and communications, facilities and equipment, advertising and promotion and legal and regulatory. Other expenses are net of amounts capitalized as DAC. Other expenses also include expenses related to certain limited partnerships that were consolidated beginning in 2006, which primarily consist of the portion of net income of these partnerships not owned by the Company.

Advertising costs are charged to expense in the year in which the advertisement first takes place, except for certain direct-response advertising costs primarily associated with the solicitation of auto and home insurance products. Direct-response advertising expenses directly attributable to the sale of auto and home insurance products are capitalized and generally amortized over the life of the policy.

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

Balance Sheet

Cash and Cash Equivalents

Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Investments

Investments consist of the following:

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value with unrealized gains (losses) recorded in accumulated other comprehensive income (loss), net of income tax provision (benefit) and net of adjustments in other asset and liability balances, such as DAC, to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in consolidated results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration of that difference and management’s judgment about the issuer’s current and prospective financial condition, as well as the Company’s ability and intent to hold until recovery. Fair value is generally based on quoted market prices. However, the Company’s
Available-for-Sale securities portfolio also contains structured investments of various asset quality, including CDOs (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on future cash flow projections that require a significant degree of management judgment as to the amount and timing of cash payments, defaults and recovery rates of the underlying investments and, as such, are subject to change.

Commercial Mortgage Loans on Real Estate, Net

Commercial mortgage loans on real estate, net reflect principal amounts outstanding less allowances for loan losses. The allowance for loan losses is measured as the excess of the loan’s recorded investment over the present value of its expected principal and interest payments discounted at the loan’s effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for loan losses considers other factors, including historical experience, economic conditions and geographic concentrations. Management regularly evaluates the adequacy of the allowance for loan losses and believes it is adequate to absorb estimated losses in the portfolio.

The Company generally stops accruing interest on commercial mortgage loans for which interest payments are delinquent more than three months. Based on management’s judgment as to the ultimate collectibility of principal, interest payments received are either recognized as income or applied to the recorded investment in the loan.

Trading Securities and Equity Method Investments in Hedge Funds

Trading securities and equity method investments in hedge funds include common stocks, underlying investments of consolidated hedge funds, hedge fund investments managed by third parties and seed money investments. Trading securities are carried at fair value with unrealized and realized gains (losses) recorded within net investment income. The carrying value of equity method investments in hedge funds reflects the Company’s original investment and its share of earnings or losses of the hedge funds subsequent to the date of investment, and approximates fair value.

Policy Loans

Policy loans include life insurance policy, annuity and investment certificate loans. These loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of underlying products.

Other Investments

Other investments reflect the Company’s interest in affordable housing partnerships and syndicated loans. Affordable housing partnerships are carried at amortized cost, as the Company has no influence over the operating or financial policies of the general partner. Syndicated loans reflect amortized cost less allowance for losses.

Separate Account Assets and Liabilities

Separate account assets and liabilities are primarily funds held for the exclusive benefit of variable annuity and variable life insurance contractholders. The Company receives investment management fees, mortality and expense risk fees, guarantee fees and cost of insurance charges from the related accounts.

Included in separate account liabilities are investment liabilities of Threadneedle which represent the value of the units in issue of the pooled pension funds which are offered by Threadneedle’s subsidiary, Threadneedle Pensions Limited.

Receivables

Receivables include reinsurance recoverable, consumer banking loans, accrued investment income, brokerage customer receivables, premiums due and other receivables.

Reinsurance

The Company reinsures a portion of the risks associated with its life and long term care insurance products through reinsurance agreements with unaffiliated insurance companies. Reinsurance is used in order to limit losses, minimize exposure to large risks, provide additional capacity for future growth and to effect business-sharing arrangements. To minimize exposure to significant losses from reinsurer insolvencies, the Company evaluates the financial condition of its reinsurers prior to entering into new reinsurance treaties and on a periodic basis during the terms of the treaties. The Company remains primarily liable as the direct insurer on all risks reinsured.

Generally, the Company reinsures 90% of the death benefit liability related to individual fixed and variable universal life and term life insurance products. The Company began reinsuring risks at this level beginning in 2001 for term life insurance and 2002 for variable and universal life insurance. Policies issued prior to these dates are not subject to the same reinsurance levels. The maximum amount of life insurance risk retained by the Company is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing long term care policies except those sold by RiverSource Life Insurance Co. of New York prior to 1996, the Company retained 50% of the risk and the remaining 50% of the risk was ceded on a coinsurance basis to affiliates of Genworth Financial, Inc. (“Genworth”). Reinsurance recoverable from Genworth related to the Company’s long term care liabilities was $945 million at December 31, 2006, while amounts recoverable from each other reinsurer were much smaller. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on most term life policies starting in 2001 is reinsured on a coinsurance basis.

The Company retains all risk for new claims on disability income contracts. Risk is currently managed by limiting the amount of disability insurance written on any one individual. The Company also retains all accidental death benefit and almost all waiver of premium risk.

For the years ended December 31, 2006, 2005 and 2004, net premiums earned on life, long term care and disability income insurance products were $394 million, $370 million and $352 million, respectively, which included reinsurance assumed of $3 million, $2 million and $4 million, respectively, and were net of amounts ceded under all reinsurance agreements of $170 million, $176 million and $160 million, respectively. Reinsurance recovered from reinsurers was $115 million, $106 million and $73 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The Company also reinsures a portion of the risks associated with our personal auto and home insurance products through two types of reinsurance agreements with unaffiliated reinsurance companies. We purchase reinsurance with a limit of $5 million per loss and we retain $350,000 per loss. We purchase catastrophe reinsurance and retain $6 million of loss per event with loss recovery up to $74 million per event.

Consumer Banking Loans

Included in receivables at December 31, 2006 are consumer banking loans of $506 million, net of allowance for loan losses. The lending portfolio primarily consists of home equity lines of credit and secured and unsecured lines of credit.

Brokerage Customer Receivables

At December 31, 2006 and 2005, brokerage customer receivables included receivables that represent credit extended to brokerage customers to finance their purchases of securities on margin of $196 million and $248 million, respectively, and other customer receivables of $39 million and $31 million, respectively. Brokerage margin loans are generally collateralized by securities with market values in excess of the amounts due.

Deferred Acquisition Costs

DAC represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and insurance products and, to a lesser extent, certain mutual fund products. These costs are deferred to the extent they are recoverable from future profits or premiums.

Restricted and Segregated Cash

Total restricted cash at December 31, 2006 and 2005 was $120 million and $5 million, respectively, which cannot be utilized for operations. The Company’s restricted cash at December 31, 2006 primarily related to certain limited partnerships that were consolidated beginning in 2006. Restricted cash at December 31, 2005 primarily related to Threadneedle. At both December 31, 2006 and 2005, amounts segregated under federal and other regulations reflect resale agreements of $1.1 billion segregated in special bank accounts for the benefit of the Company’s brokerage customers. The Company’s policy is to take possession of securities purchased under agreements to resell. Such securities are valued daily and additional collateral is obtained when appropriate.

Other Assets

Other assets include land, buildings, equipment and software, goodwill and other intangible assets, deferred sales inducement costs, derivatives and other miscellaneous assets. Other assets in 2006 also include assets related to consolidated limited partnerships.

Land, Buildings, Equipment and Software

Land, buildings, equipment and software are carried at cost less accumulated depreciation or amortization. The Company capitalizes certain costs to develop or obtain software for internal use. The Company generally uses the straight-line method of depreciation and amortization over periods ranging from three to 30 years. At December 31, 2006 and 2005, land, buildings, equipment and software were $705 million and $658 million, respectively, net of accumulated depreciation of $781 million and $668 million, respectively. Depreciation and amortization expense for the years ended December 31, 2006, 2005 and 2004 was $128 million, $144 million and $133 million, respectively.

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

Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates intangible assets for impairment annually and whenever events and circumstances make it likely that impairment may have occurred, such as a significant adverse change in the business climate. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable or the carrying amount exceeds the fair value of the intangible asset.

Deferred Sales Inducement Costs

DSIC consist of bonus interest credits and premium credits added to certain annuity contract and insurance policy values. These benefits are capitalized to the extent they are incremental to amounts that would be credited on similar contracts without the applicable feature. The amounts capitalized are amortized using the same methodology and assumptions used to amortize DAC.

Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are recorded at fair value within other assets or other liabilities. The fair value of the Company’s derivative financial instruments is determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market data inputs. In certain instances, the fair value includes structuring costs incurred at the inception of the transaction. The accounting for the change in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any. The Company currently designates derivatives as cash flow hedges or hedges of net investment in foreign operations or, in certain circumstances, does not designate derivatives as accounting hedges. Additionally, the Company has also designated derivatives as fair value hedges.

For derivative financial instruments that qualify as fair value hedges, changes in the fair value of the derivatives as well as of the corresponding hedged assets, liabilities or firm commitments are recognized in current earnings as a component of net investment income. If a fair value hedge is de-designated or terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings to match the earnings pattern of the hedged item.

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

Derivative financial instruments that are entered into for hedging purposes are designated as such at the time the Company enters into the contract. For all derivative financial instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. If it is determined that a derivative is not highly effective as a hedge, the Company will discontinue the application of hedge accounting.

Future Policy Benefits and Claims

Fixed Annuities and Variable Annuity Guarantees

Future policy benefits and claims related to fixed annuities and variable annuity guarantees include liabilities for fixed account values on fixed and variable deferred annuities, guaranteed benefits associated with variable annuities, equity indexed annuities and fixed annuities in a payout status.

Liabilities for fixed account values on fixed and variable deferred annuities are equal to accumulation values, which are the cumulative gross deposits and credited interest less withdrawals and various charges.

The majority of the variable annuity contracts offered by the Company contain guaranteed minimum death benefit (“GMDB”) provisions. When market values of the customer’s accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. The Company also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings, which are referred to as gain gross-up (“GGU”) benefits. In addition, the Company offers contracts containing guaranteed minimum income benefit (“GMIB”), guaranteed minimum withdrawal benefit (“GMWB”) and guaranteed minimum accumulation benefit (“GMAB”) provisions.

In determining the liabilities for variable annuity death benefits and GMIB, the Company projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios. Significant assumptions made in projecting future benefits and assessments relate to customer asset value growth rates, mortality, persistency and investment margins and are consistent with those used for DAC asset valuation for the same contracts. As with DAC, management will review and, where appropriate, adjust its assumptions each quarter. Unless management identifies a material deviation over the course of quarterly monitoring, management will review and update these assumptions annually in the third quarter of each year.

The variable annuity death benefit liability is determined by estimating the expected value of death benefits in excess of the projected contract accumulation value and recognizing the excess over the estimated meaningful life based on expected assessments
(e.g., mortality and expense fees, contractual administrative charges and similar fees).

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

GMWB and GMAB provisions are considered embedded derivatives and are recorded at fair value. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. Changes in fair value are reflected in benefits, claims, losses and settlement expenses.

Liabilities for equity indexed annuities are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2006, depending on year of issue, with an average rate of approximately 5.9%.

Life, Disability Income and Long Term Care Insurance

Future policy benefits and claims related to life, disability income and long term care insurance include liabilities for fixed account values on fixed and variable universal life policies, liabilities for unpaid amounts on reported claims, estimates of benefits payable on claims incurred but not yet reported and estimates of benefits that will become payable on term life, whole life, disability income and long term care policies as claims are incurred in the future.

Liabilities for fixed account values on fixed and variable universal life insurance are equal to accumulation values. Accumulation values are the cumulative gross deposits and credited interest less various contractual expense and mortality charges and less amounts withdrawn by policyholders.

Liabilities for unpaid amounts on reported life insurance claims are equal to the death benefits payable under the policies. Liabilities for unpaid amounts on reported disability income and long term care claims include any periodic or other benefit amounts due and accrued, along with estimates of the present value of obligations for continuing benefit payments. These amounts are calculated based on claim continuance tables which estimate the likelihood an individual will continue to be eligible for benefits. Present values are calculated at interest rates established when claims are incurred. Anticipated claim continuance rates are based on established industry tables, adjusted as appropriate for the Company’s experience. Interest rates used with disability income claims range from 3.0% to 8.0% at December 31, 2006, with an average rate of 5.0%. Interest rates used with long term care claims range from 4.0% to 7.0% at December 31, 2006, with an average rate of 4.4%.

Liabilities for estimated benefits payable on claims that have been incurred but not yet reported are based on periodic analysis of the actual time lag between when a claim occurs and when it is reported.

Liabilities for estimates of benefits that will become payable on future claims on term life, whole life, disability income and long term care policies are based on the net level premium method, using anticipated premium payments, mortality and morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Anticipated mortality and morbidity rates are based on established industry mortality and morbidity tables, with modifications based on the Company’s experience. Anticipated premium payments and persistency rates vary by policy form, issue age, policy duration and certain other pricing factors. Anticipated interest rates for term and whole life range from 4.0% to 10.0% at December 31, 2006, depending on policy form, issue year and policy duration. Anticipated interest rates for disability income are 7.5% at policy issue grading to 5.0% over five years. Anticipated discount rates for long term care are currently 5.4% at December 31, 2006 grading up to 9.4% over 40 years.

Where applicable, benefit amounts expected to be recoverable from other insurers who share in the risk are separately recorded as reinsurance recoverable within receivables.

The Company issues only non-participating life and health insurance policies, which do not pay dividends to policyholders from realized policy margins.

Auto and Home Reserves

Auto and home reserves include amounts determined from loss reports on individual claims, as well as amounts, based on historical loss experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the reserve amounts are adequate at December 31, 2006 and 2005, the ultimate liability may be in excess of or less than the amounts provided. The Company’s methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in consolidated results of operations in the period such adjustments are made.

Customer Deposits

Customer deposits primarily include investment certificate reserves and banking and brokerage customer deposits.

Investment certificates may be purchased either with a lump sum or installment payments. Certificate product owners are entitled to receive, at maturity, a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves generally accumulate interest at specified percentage rates. Reserves are maintained for advance payments made by certificate owners, accrued interest thereon and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves.

Certain certificates offer a return based on the relative change in a stock market index. The certificates with an equity-based return contain embedded derivatives, which are carried at fair value within other liabilities. The fair value of these embedded derivatives incorporates current market data inputs. Changes in fair value are reflected in interest credited to account values.

Banking customer deposits are amounts payable to banking customers who hold money market, savings, checking accounts and certificates of deposit with Ameriprise Bank, FSB.

Brokerage customer deposits are amounts payable to brokerage customers related to credit balances and other customer funds pending completion of securities transactions. The Company pays interest on certain customer credit balances and the interest is included in interest and debt expense.

Other Liabilities

Other liabilities include derivatives and miscellaneous liabilities and in 2006 also include minority interests of consolidated limited partnerships.

3.     Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an Amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). As of December 31, 2006, the Company adopted the recognition provisions of SFAS 158 which require an entity to recognize the overfunded or underfunded status of an employer’s defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company’s adoption of this provision did not have a material effect on the consolidated results of operations and financial condition. Effective for fiscal years ending after December 15, 2008, SFAS 158 also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position. As of December 31, 2008, the Company will adopt the measurement provisions of SFAS 158 which the Company does not believe will have a material effect on consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted provided that the entity has not issued financial statements for any period within the year of adoption. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 which will require retrospective application of SFAS 157. The transition adjustment, if any, will be recognized as a cumulative-effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company is currently evaluating the impact of SFAS 157 on its consolidated results of operations and financial condition.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). SAB 108 addresses quantifying the financial statement effects of misstatements, specifically, how the effects of prior year uncorrected errors must be considered in quantifying misstatements in the current year financial statements. SAB 108 does not change the SEC staff’s previous positions in SAB No. 99, “Materiality,” regarding qualitative considerations in assessing the materiality of misstatements. SAB 108 was effective for fiscal years ending after November 15, 2006. The effect of adopting SAB 108 on the Company’s consolidated results of operations and financial condition was insignificant.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007. The effect of adopting FIN 48 on the Company’s consolidated results of operations and financial condition was not material.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155: (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133; (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company adopted SFAS 155 as of January 1, 2007. The effect of adopting SFAS 155 on the Company’s results of operations and financial condition is not expected to be significant.

Effective January 1, 2006, the Company adopted Emerging Issues Task Force (“EITF”) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights” (“EITF 04-5”). EITF 04-5 provides guidance on whether a limited partnership or similar entity that is not a VIE should be consolidated by one of its partners. EITF 04-5 was effective for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements were modified after June 29, 2005. For general partners in all other limited partnerships, this guidance was effective no later than January 1, 2006. The adoption of EITF 04-5 resulted in the consolidation of certain limited partnerships for which the Company is the general partner. The effect of this consolidation as of January 1, 2006 was a net increase in total assets and total liabilities of $427 million, consisting of $14 million of investments (net of $153 million of investments as of December 31, 2005 previously accounted for under the equity method), $89 million of restricted cash, $324 million of other assets, $291 million of other liabilities and $136 million of non-recourse debt. The adoption of EITF 04-5 had no net effect on consolidated net income.

Effective January 1, 2006, the Company adopted SFAS No. 154, “Accounting Changes and Error Corrections,” (“SFAS 154”). This Statement replaced APB Opinion No. 20, “Accounting Changes,” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements,” and changed the requirements for the accounting for and reporting of a change in accounting principle. The effect of adopting SFAS 154 on the Company’s consolidated results of operations and financial condition was insignificant.

Effective January 1, 2006, the Company adopted FASB Staff Position (“FSP”) FAS 115-1 and FAS 124-1, “The Meaning of
Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP FAS 115-1 and FAS 124-1”). FSP FAS 115-1 and FAS 124-1 address the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The impact of the adoption of FSP FAS 115-1 and FAS 124-1 on the Company’s consolidated results of operations and financial condition was not material.

In September 2005, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). SOP 05-1 provides clarifying guidance on accounting by insurance enterprises for DAC associated with any insurance or annuity contract that is internally replaced with another contract or significantly modified. SOP 05-1 is effective for transactions occurring in fiscal years beginning after December 15, 2006. The Company has accounted for many of these transactions as contract continuations and has continued amortization of existing DAC against revenue from the new or modified contract. In addition, the Company has not anticipated these transactions in establishing amortization periods or other DAC valuation assumptions. Many of these transactions no longer qualify as continuations under SOP 05-1. Effective with the Company’s adoption of SOP 05-1 as of January 1, 2007, the Company will account for such transactions as contract terminations, which will result in accelerated DAC amortization. As a result of adopting SOP 05-1, the Company has determined that in the first quarter of 2007, it will record as a cumulative change in accounting principle a pretax reduction to DAC of approximately $210 million and an after-tax decrease to retained earnings of approximately $137 million. The adoption of SOP 05-1 is also expected to result in an increase in DAC amortization in 2007. The expected increase to amortization expense may vary depending upon future changes in underlying valuation assumptions.

Effective July 1, 2005, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”). SFAS 123(R) requires entities to measure and recognize the cost of employee services in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). SFAS 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under previous literature. The effect of adopting SFAS 123(R) on the Company’s consolidated results of operations and financial condition, using a modified prospective application, was insignificant. In March 2005, the SEC issued SAB No. 107 (“SAB 107”), which summarizes the staff’s views regarding share-based payment arrangements for public companies. The Company took into account the views included in SAB 107 in its adoption of SFAS 123(R).

Effective January 1, 2004, the Company adopted SOP 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts” (“SOP 03-1”). SOP 03-1 provides guidance on: (i) the classification and valuation of long-duration contract liabilities; (ii) the accounting for sales inducements; and (iii) separate account presentation and valuation. The adoption of SOP 03-1 resulted in a cumulative effect of accounting change that reduced first quarter 2004 results by $71 million ($109 million pretax). The cumulative effect of accounting change consisted of: (i) $43 million pretax from establishing additional liabilities for certain variable annuity guaranteed benefits ($33 million) and from considering these liabilities in valuing DAC and DSIC associated with those contracts ($10 million); and (ii) $66 million pretax from establishing additional liabilities for certain variable universal life and single pay universal life insurance contracts under which contractual costs of insurance charges are expected to be less than future death benefits ($92 million) and from considering these liabilities in valuing DAC associated with those contracts ($26 million offset). Prior to the Company’s adoption of SOP 03-1, amounts paid in excess of contract value were expensed when payable. Amounts expensed in 2004 to establish and maintain additional liabilities for certain variable annuity guaranteed benefits were $53 million (of which $33 million was part of the adoption charges described previously). The Company’s accounting for separate accounts was already consistent with the provisions of SOP 03-1 and, therefore, there was no impact related to this requirement.

The AICPA released a series of technical practice aids (“TPAs”) in September 2004, which provide additional guidance related to, among other things, the definition of an insurance benefit feature and the definition of policy assessments in determining benefit liabilities, as described within SOP 03-1. The TPAs did not have a material effect on the Company’s calculation of liabilities that were recorded in the first quarter of 2004 upon adoption of SOP 03-1.

4.     Separation and Distribution from American Express

Ameriprise Financial was formerly a wholly-owned subsidiary of American Express Company (“American Express”). On February 1, 2005, the American Express Board of Directors announced its intention to pursue the disposition of 100% of its shareholdings in Ameriprise Financial (the “Separation”) through a tax-free distribution to American Express shareholders. In preparation for the disposition, Ameriprise Financial approved a stock split of its 100 common shares entirely held by American Express into 246 million common shares. Effective as of the close of business on September 30, 2005, American Express completed the separation of Ameriprise Financial and the distribution of the Ameriprise Financial common shares to American Express shareholders (the “Distribution”). The Distribution was effectuated through a pro-rata dividend to American Express shareholders consisting of one share of Ameriprise Financial common stock for every five shares of American Express common stock owned by its shareholders on September 19, 2005, the record date. Prior to August 1, 2005, Ameriprise Financial was named American Express Financial Corporation.

In connection with the Separation and Distribution, Ameriprise Financial entered into the following transactions with American Express:

•      Effective August 1, 2005, the Company transferred its 50% ownership interest and the related assets and liabilities of its subsidiary, American Express International Deposit Company (“AEIDC”), to American Express for $164 million through a non-cash dividend equal to the net book value excluding $26 million of net unrealized investment losses of AEIDC. In connection with the AEIDC transfer, American Express paid the Company a $164 million capital contribution. The results of operations and cash flows of AEIDC are shown as discontinued operations in the accompanying Consolidated Financial Statements.

•      Effective July 1, 2005, the Company’s subsidiary, AMEX Assurance Company (“AMEX Assurance”), ceded 100% of its travel insurance and card related business offered to American Express customers to an American Express subsidiary in return for an arm’s length ceding fee. As of September 30, 2005, the Company entered into an agreement to sell the AMEX Assurance legal entity to American Express on or before September 30, 2007 for a fixed price equal to the net book value of AMEX Assurance as of the Distribution, which was approximately $115 million. These transactions created a variable interest entity, for U.S. GAAP purposes, for which the Company is not the primary beneficiary. Accordingly, the Company deconsolidated AMEX Assurance for U.S. GAAP purposes as of September 30, 2005.

•      A tax allocation agreement with American Express was signed effective September 30, 2005.

•      American Express provided the Company a capital contribution of approximately $1.1 billion, which is in addition to the $164 million capital contribution noted above.

•      Ameriprise Financial and American Express completed the split of the American Express Retirement Plan, which resulted in additional pension liability in 2006 and 2005 of $5 million and $32 million, respectively, and adjustments to additional paid in capital in 2006 and 2005 of $5 million and $18 million (net of tax), respectively.

As a result of the Distribution, Ameriprise Financial entered into an unsecured bridge loan in the amount of $1.4 billion. That loan was drawn down in September 2005 and was repaid using proceeds from a $1.5 billion senior note issuance in November 2005.

The Company has incurred significant non-recurring separation costs as a result of the Separation. These costs have primarily been associated with establishing the Ameriprise Financial brand, separating and reestablishing the Company’s technology platforms and advisor and employee retention programs. During the years ended December 31, 2006 and 2005, $361 million ($235 million after-tax) and $293 million ($191 million after-tax), respectively, of such costs were incurred.

American Express has historically provided a variety of corporate and other support services for the Company, including information technology, treasury, accounting, financial reporting, tax administration, human resources, marketing, legal, procurement and other services. Following the Distribution, American Express has continued to provide the Company with many of these services pursuant to transition services agreements for transition periods of up to two years or more, if extended by mutual agreement of the Company and American Express. The Company has terminated or will terminate a particular service after it has completed the procurement of the designated service through arrangements with third parties or through the Company’s own employees.

5.     Acquisition of Bank Deposits and Loans

On September 29, 2005, the Company and American Express Bank, FSB (“AEBFSB”), a subsidiary of American Express, entered into a Purchase and Assumption Agreement (the “Agreement”) pursuant to which the Company agreed to purchase assets and assume liabilities, primarily consumer loans and deposits of AEBFSB, upon obtaining a federal savings bank charter. In September 2006, the Company and AEBFSB entered into amendments to the Agreement, pursuant to which the Company agreed to acquire the assets and liabilities from AEBFSB in three phases. Ameriprise Bank, FSB (“Ameriprise Bank”), a wholly-owned subsidiary of the Company, commenced operations in September 2006 subsequent to obtaining the charter and performed the agreement with AEBFSB. For the first phase, which closed on September 18, 2006, Ameriprise Bank acquired $12 million of customer loans, assumed $963 million of customer deposits and received cash of $951 million from AEBFSB. Ameriprise Bank completed the second phase of the agreement in October 2006 with the purchase of $49 million of customer loans for cash consideration and completed the final phase in November 2006 with the purchase of $432 million in customer loans for cash consideration. The assets acquired and liabilities assumed were recorded at fair value.

Separately, on October 23, 2006, the Company purchased $33 million of secured loans from American Express Credit Corporation for cash consideration. These loans were made to the Company’s customers and are secured by the customers’ investment assets and/or insurance policies and will be serviced by Ameriprise Bank. The Company recorded the loans purchased at fair value.

6.     Discontinued Operations

The components of earnings from the discontinued operations of AEIDC were as follows:

	Years Ended December 31,
	2005	2004
	(in millions)
Net investment income	$165	$222
Expenses:
Interest credited to account values	104	84
Other expenses	36	77
Total expenses	140	161
Income before income tax provision	25	61
Income tax provision	9	21
Income from discontinued operations, net of tax	$16	$40

7.     Sale of Defined Contribution Recordkeeping Business

On June 1, 2006, the Company completed the sale of its defined contribution recordkeeping business for $66 million. For the year ended December 31, 2006, the Company incurred $30 million of expenses related to the sale and realized a pretax gain of $36 million. The expenses included a write-down of capitalized software development costs of $17 million and severance costs of $11 million. The administered assets transferred in connection with this sale were approximately $16.7 billion. The Company continues to manage approximately $11.8 billion of defined contribution assets.

The buyer of the business is subject to a contingent payment to be paid to the Company based on the level of client revenues retained by the buyer after 18 months from the sale closing date. The payment, if any, will not be determined or paid until the fourth quarter of 2007 and is not expected to be material.

8.     Variable Interest Entities

The consolidated variable interest entities for which the Company was considered the primary beneficiary relate to structured entities, both managed and partially-owned by the Company. The consolidated structured entities primarily consist of a CDO, which contains debt issued to investors that is non-recourse to the Company and is largely supported by a portfolio of high-yield bonds and loans. The Company manages the portfolio of high-yield bonds and loans for the benefit of CDO debt held by investors and retains an interest in the residual and rated debt tranches of the CDO structure. The Company also consolidates a structured entity which contains debt obligations of $18 million issued to investors that is non-recourse to the Company and supported by a $30 million portfolio of municipal bonds.

The following table presents the consolidated assets, essentially all of which are restricted, and other balances related to the consolidated structured entities:

	December 31,
	2006	2005
	(in millions)
Restricted cash	$1	$—
Available-for-Sale securities(1)	192	245
Loans and other assets	6	10
Total assets	$199	$255
Debt	$225	$283
Accounts payable(2)	18	18
Deferred tax liability	3	3
Total liabilities	$246	$304

(1)    Securities are classified as Available-for-Sale and include $10 million ($7 million after-tax) and $9 million ($6 million after-tax) of unrealized appreciation as of December 31, 2006 and 2005, respectively.

(2)    Represents the non-recourse debt obligations of a consolidated structured entity supported by a $30 million portfolio of municipal bonds.

Ongoing results of operations related to the consolidated CDO are non-cash items and primarily relate to interest earned on the portfolio of high-yield bonds, gains and losses on the sale of bonds and loans and interest paid on the CDO debt and, to a much lesser extent, interest income on loans and provision expense for loan loss reserves. Changes in value of the portfolio of high-yield bonds will be reflected within other comprehensive income (loss) unless a decline in value is determined to be other-than-temporary, in which case a charge will be recorded within the consolidated results of operations. These impacts will be dependent upon market factors during such time and will result in periodic net operating income or expense. The Company expects, in the aggregate, such operating income or expense related to the CDO to reverse itself over time as the structure matures, because the debt issued to the investors in the consolidated CDO is non-recourse to the Company, and further reductions in the value of the related assets will be absorbed by the third party investors.

During the years ended December 31, 2005 and 2004, the Company had consolidated secured loan trusts (“SLTs”) which provided returns to investors primarily based on the performance of an underlying portfolio of high-yield loans and which were managed by the Company. One of the consolidated SLTs was liquidated in 2004 and the remaining two SLTs were liquidated in 2005, resulting in no consolidated SLTs at December 31, 2005. Consolidated results of operations for the year ended December 31, 2005 included investment income related to the liquidated SLTs of $14 million. Consolidated results of operations for the year ended December 31, 2004 included non-cash charges related to the liquidated SLTs of $28 million, comprised of a $24 million charge related to the complete liquidation of one SLT in 2004 and a $4 million charge related to the expected impact of liquidating the two remaining SLTs in 2005.

The Company has other significant variable interests for which it is not the primary beneficiary and, therefore, does not consolidate. These interests are represented by carrying values of $46 million of CDOs managed by the Company, $134 million of affordable housing partnerships and approximately $115 million related to AMEX Assurance. For the CDOs managed by the Company, the Company has evaluated its variability in losses and returns considering its investment levels, which are less than 50% of the residual tranches, and the fee received from managing the structures and has determined that consolidation is not required. The Company manages approximately $7 billion of underlying collateral within the CDOs it manages. The Company’s maximum exposure to loss as a result of its investment in these entities is represented by the carrying values.

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

AMEX Assurance maintains the required licenses to offer insurance in various states and both IDS Property Casualty Insurance Company (“IDS Property Casualty”), a subsidiary of the Company, and American Express utilize those licenses to offer their products in exchange for a ceding fee. AMEX Assurance entered into separate reinsurance agreements with IDS Property Casualty and American Express to transfer insurance related risks to the respective companies. Effective September 30, 2005, the Company entered into an agreement to sell its interest in the AMEX Assurance legal entity to American Express on or before September 30, 2007 for a fixed price. This transaction, combined with the ceding of all travel and other card insurance business to American Express, created a variable interest entity for which the Company has a significant interest but is not the primary beneficiary based on the Company’s variability in losses and returns relative to other variable interest holders. Accordingly, the Company deconsolidated AMEX Assurance as of September 30, 2005. The consolidated results of operations for the nine months ended September 30, 2005 and year ended December 31, 2004 included AMEX Assurance, which had net income in those periods of $56 million and $103 million, respectively. The maximum exposure to loss as a result of the Company’s interest in AMEX Assurance is its carrying value determined by the agreed-upon fixed sales price, which was approximately $115 million.

9.     Investments

The following is a summary of investments:

	December 31,
	2006	2005
	(in millions)
Available-for-Sale securities, at fair value	$30,880	$34,217
Commercial mortgage loans on real estate, net	3,056	3,146
Trading securities, at fair value, and equity method investments in hedge funds	579	676
Policy loans	652	616
Other investments	386	445
Total	$35,553	$39,100

The Company began consolidating certain limited partnerships as a result of its adoption of EITF 04-5 as of January 1, 2006. The fair value of trading securities of certain of these consolidated limited partnerships was $189 million at December 31, 2006 and was $167 million as of January 1, 2006. At December 31, 2005, prior to the Company’s adoption of EITF 04-5, the Company’s interests in these limited partnerships were accounted for as trading securities under the equity method, for which the fair value was $153 million.

Available-for-Sale Securities

Available-for-Sale securities distributed by type were as follows:

	December 31, 2006
Description of Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
Corporate debt securities	$17,026	$169	$(364)	$16,831
Mortgage and other asset-backed securities	12,524	30	(224)	12,330
Structured investments	46	—	—	46
State and municipal obligations	1,042	32	(4)	1,070
U.S. government and agencies obligations	370	14	(6)	378
Foreign government bonds and obligations	117	18	—	135
Common and preferred stocks	53	7	—	60
Other debt	30	—	—	30
Total	$31,208	$270	$(598)	$30,880

	December 31, 2005
Description of Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
Corporate debt securities	$18,632	$291	$(300)	$18,623
Mortgage and other asset-backed securities	14,071	50	(211)	13,910
Structured investments	37	—	—	37
State and municipal obligations	879	23	(5)	897
U.S. government and agencies obligations	377	17	(7)	387
Foreign government bonds and obligations	128	17	—	145
Common and preferred stocks	11	3	—	14
Other debt	204	—	—	204
Total	$34,339	$401	$(523)	$34,217

At December 31, 2006 and 2005, fixed maturity securities, excluding net unrealized appreciation and depreciation, comprised approximately 87% and 88%, respectively, of the Company’s total investments. These securities were rated by Moody’s and Standard & Poor’s (“S&P”), except for approximately $1.4 billion and $1.2 billion of securities at December 31, 2006 and 2005, respectively, which were rated by the Company’s internal analysts using criteria similar to Moody’s and S&P. Ratings on investment grade securities are presented using S&P’s convention and, if the two agencies’ ratings differ, the lower rating was used. A summary by rating, excluding net unrealized appreciation and depreciation, was as follows:

	December 31,
Rating	2006	2005
AAA	43%	44%
AA	9	7
A	17	19
BBB	24	23
Below investment grade	7	7
Total	100%	100%

At December 31, 2006 and 2005, approximately 42% and 44%, respectively, of the securities rated AAA were GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of shareholders’ equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2006
	Less than 12 months		12 months or more		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in millions)
Corporate debt securities	$1,416	$(19)	$10,881	$(345)	$12,297	$(364)
Mortgage and other asset-backed securities	1,134	(7)	8,617	(217)	9,751	(224)
Structured investments	23	—	—	—	23	—
State and municipal obligations	12	—	90	(4)	102	(4)
U.S. government and agencies obligations	11	—	246	(6)	257	(6)
Foreign government bonds and obligations	—	—	3	—	3	—
Common and preferred stocks	—	—	4	—	4	—
Total	$2,596	$(26)	$19,841	$(572)	$22,437	$(598)

	December 31, 2005
	Less than 12 months		12 months or more		Total
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in millions)
Corporate debt securities	$8,445	$(187)	$2,771	$(113)	$11,216	$(300)
Mortgage and other asset-backed securities	7,886	(114)	2,875	(97)	10,761	(211)
Structured investments	10	—	—	—	10	—
State and municipal obligations	172	(4)	24	(1)	196	(5)
U.S. government and agencies obligations	193	(4)	97	(3)	290	(7)
Foreign government bonds and obligations	13	—	—	—	13	—
Common and preferred stocks	—	—	5	—	5	—
Total	$16,719	$(309)	$5,772	$(214)	$22,491	$(523)

In evaluating potential other-than-temporary impairments, the Company considers the extent to which amortized cost exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2006:

	Less than 12 months			12 months or more			Total
Ratio of Fair Value to Amortized Cost	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses	Number of Securities	Fair Value	Gross Unrealized Losses
	(in millions, except number of securities)
95%–100%	242	$2,595	$(26)	966	$18,671	$(484)	1,208	$21,266	$(510)
90%–95%	—	—	—	63	1,075	(73)	63	1,075	(73)
80%–90%	1	1	—	7	95	(15)	8	96	(15)
Total	243	$2,596	$(26)	1,036	$19,841	$(572)	1,279	$22,437	$(598)

A majority of the gross unrealized losses related to corporate debt securities and substantially all of the gross unrealized losses related to mortgage and other asset-backed securities were attributable to changes in interest rates. A portion of the gross unrealized losses, particularly related to corporate debt securities, was also attributable to credit spreads and specific issuer credit events. As noted in the table above, a significant portion of the gross unrealized losses relates to securities that have a fair value to amortized cost ratio of 95% or above, resulting in an overall 97% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses were not concentrated in any individual industries or with any individual securities. However, the securities with a fair value to amortized cost ratio of 80%-90% primarily relate to the auto, home building and gaming industries. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, was $5 million. The securities related to this issuer have a fair value to amortized cost ratio of 95%-100% and have been in an unrealized loss position for more than 12 months. There were no securities with a fair value to amortized cost ratio less than 80% in the portfolios.

The Company monitors the investments and metrics described previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairments. As stated earlier, the Company’s ongoing monitoring process has revealed that a significant portion of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates. Additionally, the Company has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none had other-than-temporary impairment at December 31, 2006.

The change in net unrealized securities gains (losses) in other comprehensive income includes three components, net of tax: (i) unrealized gains (losses) that arose from changes in the market value of securities that were held during the period (holding gains (losses)); (ii) (gains) losses that were previously unrealized, but have been recognized in current period net income due to sales and other-than-temporary impairments of Available-for-Sale securities (reclassification of realized gains (losses)); and (iii) other items primarily consisting of adjustments in asset and liability balances, such as DAC, DSIC and annuity liabilities to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet dates.

The following table presents the components of the change in net unrealized securities gains (losses), net of tax, included in other comprehensive income:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Net unrealized securities gains (losses) at January 1	$(129)	$425	$502
Holding gains (losses), net of tax of $54, $303 and $12, respectively	(101)	(562)	22
Reclassification of realized gains, net of tax of $17, $18 and $15, respectively	(33)	(34)	(27)
DAC, DSIC and annuity liabilities, net of tax of $41, $30 and $30, respectively	76	55	(56)
Net realized securities losses related to discontinued operations, net of tax of nil, $7 and $9, respectively	—	(13)	(16)
Net unrealized securities gains (losses) at December 31	$(187)	$(129)	$425

Available-for-Sale securities by maturity at December 31, 2006 were as follows:

	Amortized Cost	Fair Value
	(in millions)
Due within one year	$820	$822
Due after one year through five years	8,031	7,978
Due after five years through 10 years	7,711	7,545
Due after 10 years	2,023	2,099
	18,585	18,444
Mortgage and other asset-backed securities	12,524	12,330
Structured investments	46	46
Common and preferred stocks	53	60
Total	$31,208	$30,880

The expected payments on mortgage and other asset-backed securities and structured investments may not coincide with their contractual maturities. As such, these securities, as well as common and preferred stocks, were not included in the maturities distribution.

Net realized gains and losses on Available-for-Sale securities, determined using the specific identification method, were as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Gross realized gains from sales	$66	$137	$65
Gross realized losses from sales	(14)	(64)	(21)
Other-than-temporary impairments	(2)	(21)	(2)

The $2 million of other-than-temporary impairments in 2006 related to a corporate bond held in the consolidated CDO. The $21 million of other-than-temporary impairments in 2005 primarily related to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio. The $2 million of other-than-temporary impairments in 2004 related to four issuers within corporate debt securities.

The consolidated CDO included corporate debt securities with a fair value at December 31, 2006 and 2005 of $160 million and $214 million, respectively. The debt securities are largely high-yield bonds and, although they are in the Available-for-Sale category, they are not available for the general use of the Company as they are for the benefit of CDO debt holders.

As of December 31, 2004, the Company held retained interests in a nonconsolidated CDO securitization to which it transferred a majority of its rated CDO securities. The retained interests had a carrying value of $705 million, of which $523 million was considered investment grade. The Company sold all of its retained interests in the CDO securitization during 2005 generating a $36 million net gain.

Commercial Mortgage Loans on Real Estate, Net

The following is a summary of commercial mortgage loans on real estate:

	December 31,
	2006	2005
	(in millions)
Commercial mortgage loans on real estate	$3,096	$3,190
Less: allowance for loan losses	(40)	(44)
Commercial mortgage loans on real estate, net	$3,056	$3,146

Commercial mortgage loans are first mortgages on real estate. The Company holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements.

At December 31, 2006 and 2005, the Company’s recorded investment in impaired commercial mortgage loans on real estate was nil and $14 million, respectively, with related allowances for loan losses of nil and $4 million, respectively. During 2006 and 2005, the average recorded investment in impaired commercial mortgage loans on real estate was $3 million and $8 million, respectively. For the years ended December 31, 2006, 2005 and 2004, the Company recognized interest income related to impaired commercial mortgage loans on real estate of nil, nil and $1 million, respectively.

The balances of and changes in the allowance for loan losses were as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Balance at January 1	$44	$49	$54
Provision for loan losses	—	—	9
Foreclosures, write-offs and loan sales	(4)	(5)	(14)
Balance at December 31	$40	$44	$49

Concentrations of credit risk of commercial mortgage loans on real estate by region were as follows:

	December 31,
	2006		2005
	On-Balance Sheet	Funding Commitments	On-Balance Sheet	Funding Commitments
	(in millions)
Commercial mortgage loans by U.S. region:
North Central	$813	$22	$919	$6
Atlantic	921	40	920	22
Mountain	332	13	390	16
Pacific	446	15	422	27
South Central	374	2	351	24
New England	210	2	188	21
	3,096	94	3,190	116
Less: allowance for loan losses	(40)	—	(44)	—
Total	$3,056	$94	$3,146	$116

Concentrations of credit risk of commercial mortgage loans on real estate by property type were as follows:

	December 31,
	2006		2005
	On-Balance Sheet	Funding Commitments	On-Balance Sheet	Funding Commitments
	(in millions)
Commercial mortgage loans by U.S. property type:
Office buildings	$1,064	$4	$1,170	$31
Shopping centers and retail	763	71	754	36
Apartments	519	2	504	10
Industrial buildings	495	12	492	19
Hotels and motels	95	4	99	6
Medical buildings	58	—	65	3
Retirement homes	—	—	5	—
Other	102	1	101	11
	3,096	94	3,190	116
Less: allowance for loan losses	(40)	—	(44)	—
Total	$3,056	$94	$3,146	$116

Commitments to fund commercial mortgages were made in the ordinary course of business. The funding commitments at December 31, 2006 and 2005 approximate fair value.

Trading Securities and Equity Method Investments in Hedge Funds

Trading securities and equity method investments in hedge funds were primarily comprised of investments in mutual funds managed by the Company, securities within consolidated hedge funds and other hedge funds managed by third parties. Net gains related to trading securities and equity method investments in hedge funds for the years ended December 31, 2006, 2005 and 2004 were $41 million, $27 million and $50 million, respectively.

10.  Deferred Acquisition Costs and Deferred Sales Inducement Costs

The balances of and changes in DAC were as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Balance at January 1	$4,182	$3,956	$3,743
Impact of SOP 03-1	—	—	20
Capitalization of acquisition costs	744	693	621
DAC transfer related to AMEX Assurance ceding arrangement	—	(117)	—
Amortization, excluding impact of changes in assumptions	(498)	(498)	(517)
Amortization, impact of annual third quarter changes in DAC-related assumptions	38	67	24
Amortization, impact of other quarter changes in DAC-related assumptions(1)	(12)	—	56
Impact of change in net unrealized securities losses	45	81	9
Balance at December 31	$4,499	$4,182	$3,956

(1)             Amount in 2006 was primarily related to a $28 million reduction to DAC balances (and increase to DAC amortization expense) related to auto and home insurance products, partially offset by $15 million of other adjustments to decrease DAC amortization expense. Amount in 2004 was primarily related to a $66 million reduction in DAC amortization expense to reflect the lengthening of the amortization periods for certain annuity and life insurance products impacted by the Company’s adoption of SOP 03-1 on January 1, 2004, partially offset by a $10 million increase in amortization expense due to a long term care DAC valuation system conversion.

The balances of and changes in DSIC were as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Balance at January 1	$370	$303	$279
Impact of SOP 03-1	—	—	(3)
Capitalization of sales inducements	126	94	71
Amortization	(48)	(40)	(34)
Impact of change in net unrealized securities losses (gains)	4	13	(10)
Balance at December 31	$452	$370	$303

11.  Goodwill and Other Intangibles

Goodwill and other intangible assets deemed to have indefinite lives are not amortized but are instead subject to impairment tests. Management completed goodwill impairment tests during the years ended December 31, 2006, 2005 and 2004. Such tests did not indicate impairment.

Definite-lived intangible assets consisted of the following:

	December 31,
	2006			2005
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(in millions)
Customer relationships	$39	$(13)	$26	$35	$(8)	$27
Contracts	140	(44)	96	138	(33)	105
Other	144	(33)	111	128	(22)	106
Total	$323	$(90)	$233	$301	$(63)	$238

As of December 31, 2006 and 2005, the Company did not have identifiable intangible assets with indefinite useful lives.

The aggregate amortization expense for these intangible assets during the years ended December 31, 2006, 2005 and 2004 was $20 million, $28 million and $29 million, respectively. These assets have a weighted-average useful life of 12 years.

Estimated amortization expense associated with intangible assets is as follows:

(in millions)
2007	$26
2008	24
2009	24
2010	22
2011	18

The changes in the carrying amount of goodwill reported in the Company’s segments were as follows:

	Asset Accumulation and Income	Protection	Consolidated
	(in millions)
Balance at January 1, 2005(1)	$582	$51	$633
Acquisitions	5	—	5
Foreign currency translation and other adjustments(2)	(61)	—	(61)
Balance at December 31, 2005(1)	526	51	577
Acquisitions	4	—	4
Foreign currency translation and other adjustments(2)	57	—	57
Balance at December 31, 2006	$587	$51	$638

(1)  Balances have been retroactively adjusted to reflect changes in segments effective January 1, 2006.

(2)  Primarily reflects foreign currency translation adjustments related to Threadneedle.

12.  Future Policy Benefits and Claims and Separate Account Liabilities

Future policy benefits and claims consisted of the following:

	December 31,
	2006	2005
	(in millions)
Fixed annuities	$16,841	$18,793
Equity indexed annuities accumulated host values	267	296
Equity indexed annuities embedded derivative reserve	50	38
Variable annuities fixed sub-accounts	5,975	6,999
GMWB variable annuity guarantees	(12)	9
Other variable annuity guarantees	26	21
Total annuities	23,147	26,156
VUL/UL insurance contract reserves	2,562	2,552
Other life, disability income and long term care insurance	3,852	3,604
Auto and home reserves	381	327
Policy claims and other policyholders’ funds	91	92
Total	$30,033	$32,731

Separate account liabilities consisted of the following:

	December 31,
	2006	2005
	(in millions)
Variable annuity contract reserves	$43,515	$33,152
VUL insurance contract reserves	5,772	4,775
Threadneedle investment liabilities	4,561	3,634
Total	$53,848	$41,561

Fixed Annuities

Fixed annuities include both deferred and payout contracts. Deferred contracts offer a guaranteed minimum rate of interest and security of the principal invested. Payout contracts guarantee a fixed income payment for life or the term of the contract. The Company generally invests the proceeds from the annuity deposits in fixed rate securities. The interest rate risks under these obligations are partially hedged with derivative instruments. These derivatives are cash flow hedges of interest credited on forecasted sales rather than a hedge of in-force risk. These derivatives consisted of interest rate swaptions with a notional value of $1.2 billion at both December 31, 2006 and 2005. The fair value of these swaptions was $2 million and $8 million at December 31, 2006 and 2005, respectively.

Equity Indexed Annuities

The Index 500 Annuity, the Company’s equity indexed annuity product, is a single premium deferred fixed annuity. The contract is issued with an initial term of seven years and interest earnings are linked to the S&P 500 Index. This annuity has a minimum interest rate guarantee of 3% on 90% of the initial premium, adjusted for any surrenders. The Company generally invests the proceeds from the annuity deposits in fixed rate securities and hedges the equity risk with derivative instruments. The equity component of these annuities is considered an embedded derivative and is accounted for separately. The change in fair value of the embedded derivative reserve is reflected in interest credited to account values. As a means of economically hedging its obligation under the stock market return provision, the Company purchases and writes index options and enters into futures contracts. The changes in the fair value of these hedge derivatives are included in net investment income. The notional amounts and fair value assets (liabilities) of these options and futures were as follows:

	December 31,
	2006		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased options and futures	$271	$40	$358	$30
Written options	(67)	(1)	(101)	(1)

Variable Annuities

Purchasers of variable annuities can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for variable annuity contracts are held in separate accounts where the assets are held for the exclusive benefit of those contractholders.

Most of the variable annuity contracts issued by the Company contain one or more guaranteed benefits, including GMWB, GMAB, GMDB, GGU and GMIB provisions. The GMWB and GMAB provisions are considered embedded derivatives and are accounted for separately. The changes in fair values of these embedded derivative reserves are reflected in benefits, claims, losses and settlement expenses. The negative reserve in GMWB at December 31, 2006 reflects that under current conditions and expectations, the Company believes the applicable fees charged for the rider will more than offset the future benefits paid to policyholders under the rider provisions. The Company does not currently hedge its risk under the GMAB, GMDB, GGU and GMIB provisions. The total value of variable annuity contracts with GMWB riders increased from $2.5 billion at December 31, 2005 to $7.2 billion at December 31, 2006. As a means of economically hedging its obligation under the GMWB provisions, the Company purchases structured equity put options, enters into interest rate swaps and trades equity futures contracts. The changes in the fair value of these hedge derivatives are included in net investment income. The notional amounts and fair value assets (liabilities) of these options, swaps and futures were as follows:

	December 31,
	2006		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased options	$1,410	$171	$629	$95
Interest rate swaps	359	(1)	—	—
Sold equity futures	(111)	—	—	—

Insurance Liabilities

VUL/UL is the largest group of insurance policies written by the Company. Purchasers of VUL can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for VUL contracts are held in separate accounts where the assets are held for the exclusive benefit of those contractholders. The Company also offers term and whole life insurance as well as disability products. The Company no longer offers long term care products but has in-force policies from prior years. Ameriprise Auto & Home Insurance offers auto and home coverage directly to customers and through marketing alliances. Insurance liabilities include accumulation values, unpaid reported claims, incurred but not reported claims and obligations for anticipated future claims.

Threadneedle Investment Liabilities

Threadneedle provides a range of unitized pooled pension funds, which invest in property, stocks, bonds and cash. These funds are part of the long-term business fund of Threadneedle’s subsidiary, Threadneedle Pensions Limited. The investments are selected by the clients and are based on the level of risk they are willing to assume. All investment performance, net of fees, is passed through to the investors. The value of the liabilities represents the value of the units in issue of the pooled pension funds.

13.  Variable Annuity Guarantees

The majority of the variable annuity contracts offered by the Company contain GMDB provisions. The Company also offers GGU provisions on variable annuities with death benefit provisions and contracts containing GMIB provisions. The Company has established additional liabilities for these variable annuity death benefits and GMIB provisions. The variable annuity contracts offered by the Company may also contain GMWB and GMAB provisions, which are considered embedded derivatives. The Company has established additional liabilities for these embedded derivatives at fair value.

The variable annuity contracts with GMWB riders typically have account values that are based on an underlying portfolio of mutual funds, the values of which fluctuate based on equity market performance. Most of the GMWB in-force guarantee that over a period of approximately 14 years the client can withdraw an amount equal to what has been paid into the contract, regardless of the performance of the underlying funds. In May 2006, the Company began offering an enhanced withdrawal benefit that gives policyholders a choice to withdraw 6% per year for the life of the policyholder or 7% per year until the amount withdrawn is equal to the guaranteed amount. At issue, the guaranteed amount is equal to the amount deposited, but the guarantee can be increased annually to the account value (a “step-up”) in the case of favorable market performance.

Variable annuity contract owners age 79 or younger at contract issue can also obtain the principal-back guarantee by purchasing the optional GMAB rider for an additional charge, which provides a guaranteed contract value at the end of a 10-year waiting period.

The following table provides summary information related to all variable annuity guarantees for which the Company has established additional liabilities:

	December 31,
Variable Annuity Guarantees by Benefit Type(1)	2006	2005
	(in millions, except age)
Contracts with GMDB providing for return of premium:
Total contract value	$17,418	$9,107
Contract value in separate accounts	$15,859	$7,410
Net amount at risk(2)	$13	$17
Weighted average attained age	61	60
Contracts with GMDB providing for six-year reset:
Total contract value	$23,544	$24,608
Contract value in separate accounts	$20,058	$20,362
Net amount at risk(2)	$227	$763
Weighted average attained age	61	61
Contracts with GMDB providing for one-year ratchet:
Total contract value	$6,729	$5,129
Contract value in separate accounts	$5,902	$4,211
Net amount at risk(2)	$26	$45
Weighted average attained age	61	61
Contracts with GMDB providing for five-year ratchet:
Total contract value	$907	$537
Contract value in separate accounts	$870	$502
Net amount at risk(2)	$—	$—
Weighted average attained age	57	56
Contracts with other GMDB:
Total contract value	$586	$456
Contract value in separate accounts	$530	$390
Net amount at risk(2)	$11	$16
Weighted average attained age	64	63
Contracts with GGU death benefit:
Total contract value	$811	$620
Contract value in separate accounts	$730	$536
Net amount at risk(2)	$62	$35
Weighted average attained age	62	61
Contracts with GMIB:
Total contract value	$928	$793
Contract value in separate accounts	$853	$712
Net amount at risk(2)	$14	$16
Weighted average attained age	61	60
Contracts with GMWB:
Total contract value	$4,791	$2,542
Contract value in separate accounts	$4,761	$2,510
Benefit amount in excess of account value	$—	$1
Weighted average attained age	61	60

	December 31,
Variable Annuity Guarantees by Benefit Type(1)	2006	2005
	(in millions, except age)
Contracts with GMWB for life:
Total contract value	$2,396	$—
Contract value in separate accounts	$2,349	$—
Benefit amount in excess of account value	$—	$—
Weighted average attained age	63	—
Contracts with GMAB:
Total contract value	$1,350	$161
Contract value in separate accounts	$1,340	$161
Benefit amount in excess of account value	$—	$1
Weighted average attained age	55	56

(1)             Individual variable annuity contracts may have more than one guarantee and therefore may be included in more than one benefit type.

(2)             Represents current death benefit less total contract value for GMDB, amount of gross up for GGU and accumulated guaranteed minimum benefit base less total contract value for GMIB and assumes the actuarially remote scenario that all claims become payable on the same day.

Additional liabilities (assets) and incurred claims (adjustments) were:

	Year Ended December 31, 2006
	GMDB &
	GGU	GMIB	GMWB	GMAB
	(in millions)
Liability balance at January 1	$16	$4	$9	$1
Reported claims	8	—	—	—
Liability (asset) balance at December 31	26	5	(12)	(5)
Incurred claims (adjustments) (sum of reported and change in liability (asset))	18	1	(21)	(6)

	Year Ended December 31, 2005
	GMDB &
	GGU	GMIB	GMWB	GMAB
	(in millions)
Liability balance at January 1	$29	$3	$1	$—
Reported claims	12	—	—	—
Liability balance at December 31	16	4	9	1
Incurred claims (adjustments) (sum of reported and change in liability)	(1)	1	8	1

The liabilities for guaranteed benefits are supported by general account assets. Changes in these liabilities are included in benefits, claims, losses and settlement expenses.

Contract values in separate accounts were invested in various equity, bond and other funds as directed by the contractholder. No gains or losses were recognized on assets transferred to separate accounts for the periods presented.

14.  Customer Deposits

Customer deposits consisted of the following:

	December 31,
	2006	2005
	(in millions)
Fixed rate certificates	$3,540	$3,687
Stock market based certificates	1,041	1,094
Stock market embedded derivative reserve	48	36
Certificates marketed through American Express	4	732
Other	87	100
Less: accrued interest classified in other liabilities	(42)	(31)
Total investment certificate reserves	4,678	5,618
Brokerage deposits	994	1,023
Banking deposits	853	—
Total	$6,525	$6,641

Investment Certificates

The Company offers fixed rate investment certificates primarily in amounts ranging from $1,000 to $1 million with terms ranging from three to 36 months. The Company generally invests the proceeds from these certificates in fixed and variable rate securities. The Company may hedge the interest rate risks under these obligations with derivative instruments. As of December 31, 2006 and 2005, there were no outstanding derivatives to hedge these interest rate risks.

Certain investment certificate products have returns tied to the performance of equity markets. The Company guarantees the principal for purchasers who hold the certificate for the full 52-week term and purchasers may participate in increases in the stock market based on the S&P 500 Index, up to a maximum return. Purchasers can choose 100% participation in the market index up to the cap or 25% participation plus fixed interest with a combined total up to the cap. Current in-force certificates have maximum returns of 6% or 7%. The equity component of these certificates is considered an embedded derivative and is accounted for separately. The change in fair values of the embedded derivative reserve is reflected in interest credited to account values. As a means of economically hedging its obligation under the principal guarantee and stock market return provisions, the Company purchases and writes index options and enters into futures contracts. Changes in the fair value of these hedge derivatives are included in net investment income. The notional amounts and fair value assets (liabilities) of these options and futures were as follows:

	December 31,
	2006		2005
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased options and futures	$901	$104	$1,040	$74
Written options	(962)	(56)	(1,094)	(38)

Certificates Marketed through American Express

During the third quarter 2005, the Company agreed with American Express Bank Limited (“AEB”), a subsidiary of American Express, to execute an orderly wind-down of the certificate business marketed through AEB and American Express Bank International (“AEBI”). This agreement was effected through amendments to the existing contracts with AEB and AEBI. Under these amendments, as of October 1, 2005, AEB and AEBI no longer market or offer certificate products of the Company. However, compensation at reduced rates will continue to be paid to AEB and AEBI under the agreements until the earlier of the date upon which the business sold or marketed previously by AEB and AEBI no longer remains in effect or termination of the agreements.

15.  Debt

Debt and the stated interest rates were as follows:

	Outstanding Balance December 31,		Stated Interest Rate December 31,
	2006	2005	2006	2005
	(in millions)
Senior notes due 2010	$800	$800	5.4%	5.4%
Senior notes due 2015	700	700	5.7	5.7
Junior subordinated notes due 2066	500	—	7.5	—
Medium-term notes due 2006	—	50	—	6.6
Fixed and floating rate notes due 2011:
Floating rate senior notes	85	151	5.9	5.2
Fixed rate notes	85	79	8.6	8.6
Fixed rate senior notes	46	46	7.2	7.2
Fixed rate notes	9	7	13.3	13.3
Total	$2,225	$1,833

On November 23, 2005, the Company issued $1.5 billion of unsecured senior notes (“senior notes”) including $800 million of five-year senior notes which mature November 15, 2010 and $700 million of 10-year senior notes which mature November 15, 2015, and incurred debt issuance costs of $7 million. Interest payments are due semi-annually on May 15 and November 15. The Company may redeem the senior notes, in whole or in part, at any time at its option at the redemption price specified in the prospectus supplement filed with the SEC on November 22, 2005. The proceeds from the issuance were used to repay the approximately $1.4 billion balance outstanding on a bridge loan and to provide capital for other general corporate purposes.

In June 2005, the Company entered into interest rate swap agreements totaling $1.5 billion which qualified as cash flow hedges related to planned debt offerings. The Company terminated the swap agreements in November 2005 when the senior notes were issued. The related gain on the swap agreements of $71 million was recorded to accumulated other comprehensive income and is being amortized as a reduction to interest expense over the period in which the hedged cash flows are expected to occur. Considering the impact of the hedge credits, the effective interest rates on the senior notes due 2010 and 2015 are 4.8% and 5.2%, respectively.

On May 26, 2006, the Company issued $500 million of unsecured junior subordinated notes (“junior notes”) and incurred debt issuance costs of $6 million. For the initial 10-year period, the junior notes carry a fixed interest rate of 7.5% payable semi-annually in arrears on June 1 and December 1. From June 1, 2016 until the maturity date, interest on the junior notes will accrue at an annual rate equal to the three-month LIBOR plus a margin equal to 290.5 basis points, payable quarterly in arrears. The Company has the option to defer interest payments, subject to certain limitations. In addition, interest payments are mandatorily deferred if the Company does not meet specified capital adequacy, net income or shareholders’ equity levels. Upon an optional or mandatory deferral, the Company is subject to certain restrictions on dividends or distributions related to its capital stock, as well as payments of principal, interest or guarantees related to debt securities issued by the Company or its subsidiaries that rank equally with or junior to the junior notes. In addition, in connection with an optional or mandatory deferral, the Company may also be required to sell shares of its common stock to make interest payments. The junior notes mature June 1, 2066. The Company may redeem the junior notes, in whole or in part, on or after June 1, 2016 at the par redemption amount specified in the indenture agreement, as amended, provided that if the junior notes are not redeemed in whole, at least $50 million aggregate principal amount of the junior notes (excluding any junior notes held by the Company or any of its affiliates) remains outstanding after the redemption. Prior to June 1, 2016, the Company may redeem the junior notes in whole but not in part at any time at the make-whole redemption amount specified in the indenture agreement, as amended. The net proceeds from the issuance were for general corporate purposes.

The $50 million of unsecured medium-term notes were issued in 1994 in a private placement to institutional investors. The medium-term notes were repaid in 2006.

The Company began consolidating certain limited partnerships, including certain property fund limited partnerships, as a result of its adoption of EITF 04-5 as of January 1, 2006. The property funds of these limited partnerships are managed by the Company’s subsidiary, Threadneedle. The effect of this consolidation as of January 1, 2006 included an increase of $136 million in non-recourse debt related to the property funds. In September 2006, the partnerships repaid the outstanding non-recourse debt following a restructuring of the partnership capital.

The fixed and floating rate notes due 2011 are non-recourse debt of a CDO. The debt will be extinguished from the cash flows of the investments held within the portfolio of the CDO, which assets are held for the benefit of the CDO debt holders. The related interest expense on these notes is reflected in net investment income.

On September 30, 2005, the Company obtained an unsecured revolving credit facility for $750 million expiring in September 2010 from various third-party financial institutions. Under the terms of the credit agreement, the Company may increase the amount of this facility to $1.0 billion. As of December 31, 2006 and 2005, no borrowings were outstanding under this facility. Outstanding letters of credit issued against this facility were $5 million and $1 million as of December 31, 2006 and 2005, respectively. The Company has agreed under this credit agreement not to pledge the shares of its principal subsidiaries and was in compliance with this covenant as of December 31, 2006 and 2005.

The Company paid to American Express $1.5 billion in September 2005 to close out a $1.1 billion revolving credit facility, pay off a $253 million fixed rate loan and settle a $136 million net intercompany payable. The proceeds from the bridge loan mentioned above were used to repay these obligations.

On August 5, 2005, the Company repaid $270 million of intercompany debt and accrued interest related to construction financing using cash received from the transfer of the Company’s 50% ownership interest in AEIDC to American Express and proceeds from the sale of the Company’s interest in a CDO securitization trust.

At December 31, 2006, future maturities of debt were as follows:

(in millions)
2007	$—
2008	—
2009	—
2010	800
2011	225
Thereafter	1,200
Total future maturities	$2,225

16.  Related Party Transactions

The Company may engage in transactions in the ordinary course of business with significant shareholders or their subsidiaries, between the Company and its directors and officers or with other companies whose directors or officers may also serve as directors or officers for the Company or its subsidiaries. The Company carries out these transactions on customary terms. Other than for the share repurchase from Berkshire Hathaway Inc. and subsidiaries described below, the transactions have not had a material impact on the Company’s consolidated results of operations or financial condition.

Berkshire Hathaway Inc. (“Berkshire”) and subsidiaries owned approximately 3% and 12% of the Company’s common stock at December 31, 2006 and 2005, respectively. On March 29, 2006, the Company entered into a Stock Purchase and Sale Agreement with Warren E. Buffet and Berkshire to repurchase 6.4 million shares of the Company’s common stock. The repurchase was completed on March 29, 2006 at a price per share equal to the March 29, 2006 closing price of $42.91.

Davis Selected Advisors, L.P. or its affiliates (“Davis”) owned approximately 9% and 8% of the Company’s common stock at December 31, 2006 and 2005, respectively. In the ordinary course of business, the Company obtains investment advisory or sub-advisory services from Davis. The Company, or the mutual funds or other clients that the Company provides advisory services to, pay fees to Davis for its services. In the ordinary course of business, Davis pays fees to the Company for distribution services of Davis’ products to the Company’s clients.

FMR Corp. or its affiliates (“FMR”) owned approximately 7% and 6% of the Company’s common stock at December 31, 2006 and 2005, respectively. In the ordinary course of business, the Company pays fees to FMR for distribution services of RiverSource Funds to FMR’s clients and FMR pays fees to the Company for distribution services of FMR’s investment products to the Company’s clients.

The Company’s executive officers and directors may have transactions with the Company or its subsidiaries involving financial products and insurance services. All obligations arising from these transactions are in the ordinary course of the Company’s business and are on the same terms in effect for comparable transactions with the general public. Such obligations involve normal risks of collection and do not have features or terms that are unfavorable to the Company’s subsidiaries.

The Company has entered into various transactions with American Express in the normal course of business. The Company earned approximately $10 million and $11 million during the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, in revenues from American Express. The Company received approximately $26 million and $70 million for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively, of reimbursements from American Express for the Company’s participation in certain corporate initiatives. As a result of the Separation, the Company determined it appropriate to reflect certain reimbursements previously received from American Express for costs incurred related to certain American Express corporate initiatives as capital contributions rather than reductions to expense amounts. These amounts were approximately $26 million and $41 million for the nine months ended September 30, 2005 and the year ended December 31, 2004, respectively.

17.  Share-Based Compensation

The Company’s share-based compensation plans consist of the Ameriprise Financial 2005 Incentive Compensation Plan and the Deferred Equity Program for Independent Financial Advisors.

In accordance with the Employee Benefits Agreement (“EBA”) entered into between the Company and American Express as part of the Distribution, all American Express stock options and restricted stock awards held by the Company’s employees which had not vested on or before December 31, 2005 were substituted with a stock option or restricted stock award issued under the Ameriprise Financial 2005 Incentive Compensation Plan. All American Express stock options and restricted stock awards held by the Company’s employees that vested on or before December 31, 2005 remained American Express stock options or restricted stock awards. Cash payments for income taxes in 2006 were reduced by $35 million for tax benefits related to the American Express awards that vested on or before December 31, 2005.

The components of the Company’s share-based compensation expense, net of forfeitures, were as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Stock options	$35	$22	$16
Restricted stock awards	46	33	22
Restricted stock units	32	—	—
Total	$113	$55	$38

For the years ended December 31, 2006, 2005, and 2004, the total income tax benefit recognized by the Company related to the share-based compensation expense was $39 million, $19 million and $13 million, respectively.

As of December 31, 2006, there was $178 million of total unrecognized compensation cost related to non-vested awards under the Company’s share-based compensation plans. That cost is expected to be recognized over a weighted-average period of 3.0 years.

Ameriprise Financial 2005 Incentive Compensation Plan

The Ameriprise Financial 2005 Incentive Compensation Plan (“2005 ICP”), adopted as of September 30, 2005, allows for the grant of stock and cash incentive awards to employees, directors and independent contractors, including stock options, restricted stock awards, restricted stock units, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. Under the 2005 ICP, 37.9 million shares of the Company’s common stock have been approved for issuance.

Stock Options

Stock options granted under the 2005 ICP have an exercise price not less than 100% of the current fair market value of a share of common stock on the grant date and a maximum term of 10 years. The stock options granted generally vest ratably at 25% per year over four years. The Plan provides for accelerated vesting of option awards based on age and length of service. Stock options granted are expensed on a straight-line basis over the option vesting period based on the estimated fair value of the awards on the date of grant using a Black-Scholes option-pricing model.

The following weighted average assumptions were used for stock option grants in 2006:

Dividend yield	1.0%
Expected volatility	27%
Risk-free interest rate	4.5%
Expected life of stock option (years)	4.5

The dividend yield assumption assumes the Company’s dividend payout would continue with no changes. The expected volatility was based on historical and implied volatilities experienced by a peer group of companies and the limited trading experience of the Company’s shares. The risk free interest rate for periods within the expected option life is based on the U.S. Treasury yield curve in effect at the grant date. The expected life of the option is based on experience while the Company was a part of American Express and subsequent experience after the Distribution.

The weighted average grant date fair value for options granted during 2006 and 2005 was $12.08 and $9.61, respectively. The weighted average grant date fair value of American Express options granted to the Company’s employees in 2005 and 2004 was $12.59 and $13.27, respectively, using a Black-Scholes option-pricing model with the assumptions determined by American Express. The Company has compared the pre-distribution fair value of the American Express options as of September 30, 2005 to the post-distribution fair value of the substituted options under the 2005 ICP using the Company’s stock volatility and other applicable assumptions and determined there was no incremental value associated with the substituted awards. Therefore, the grant date fair values as determined while the Company was a part of American Express will be expensed over the remaining vesting periods for those substituted options.

A summary of the Company’s stock option activity is presented below (shares and intrinsic value in millions):

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2006	11.3	$31.60
Granted	2.8	43.78
Exercised	(0.7)	26.11
Forfeited	(0.6)	32.31
Outstanding at December 31, 2006	12.8	34.34	8.1	$258
Exercisable at December 31, 2006	2.9	30.88	7.6	68

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of options exercised was $16 million during the year ended December 31, 2006. No options granted under the 2005 ICP were exercised in 2005.

Restricted Stock Awards

Restricted stock awards granted under the 2005 ICP generally vest ratably at 25% per year over four years or at the end of five years. The Plan provides for accelerated vesting of restricted stock awards based on age and length of service. Compensation expense for restricted stock awards is based on the market price of Ameriprise Financial stock on the date of grant and is amortized on a straight-line basis over the vesting period. Quarterly dividends are paid on restricted stock, as declared by the Company’s Board of Directors, during the vesting period and are not subject to forfeiture.

Certain advisors receive a portion of their compensation in the form of restricted stock awards which are subject to forfeiture based on future service requirements. The Company provides a match of these restricted stock awards equal to one half of the restricted stock awards earned.

A summary of the Company’s restricted stock award activity is presented below (shares in millions):

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares at January 1, 2006	3.7	$31.09
Granted	1.4	44.53
Vested	(1.1)	29.43
Forfeited	(0.3)	35.05
Non-vested shares at December 31, 2006	3.7	36.50

The fair value of restricted stock vesting during the year ended December 31, 2006 was $51 million.

Restricted Stock Units

In 2005, the Company awarded bonuses to advisors under an advisor and incentive bonus program. The bonuses were converted to 2.0 million share-based awards under the 2005 ICP effective as of the vesting date of January 1, 2006. These awards will be issued in three annual installments beginning in 2006 in the form of Ameriprise Financial common stock. Separation costs of $82 million were recognized during the year ended December 31, 2005 for these bonuses. The number of restricted stock units granted was based on the Transition and Opportunity bonus (“T&O Bonus”) earned. Advisors do not have the rights of shareholders with respect to the restricted stock units held until the shares are settled for common stock. Quarterly dividend equivalent payments are made on restricted stock units during the vesting period and are not subject to forfeiture.

The 2005 ICP provides for the grant of deferred share units to non-employee directors of the Company. The director awards are fully vested upon issuance. The deferred share units are settled for Ameriprise Financial common stock upon the director’s termination of service.

There were 1.4 million restricted stock units outstanding and vested as of December 31, 2006.

Deferred Equity Program for Independent Financial Advisors

The Deferred Equity Program for Independent Financial Advisors (“P2 Deferral Plan”), adopted as of September 30, 2005, gives certain advisors the option to defer a portion of their compensation in the form of share-based awards, which are subject to forfeiture based on future service requirements. The Company provides a match of the share-based awards. The P2 Deferral Plan allows for the grant of share-based awards of up to 2.5 million shares of common stock.

The number of units awarded is based on the performance measures, deferral percentage and the market value of Ameriprise Financial common stock on the deferral date as defined by the plan. As independent financial advisors are not considered employees of the Company, the awards are marked to market based on the stock price of the Company’s common stock up to the vesting date. The share-based awards generally vest ratably each year over four years, beginning on January 1 of the year following the plan year in which the bonus was awarded. The P2 Deferral Plan allows for accelerated vesting of the share-based awards based on age and years as an advisor. Compensation expense is recognized on a straight-line basis over the vesting period. For the year ended December 31, 2006, share-based compensation related to restricted stock units included $31 million for share-based awards under the P2 Deferral Plan.

As of December 31, 2006, there were approximately 1.1 million units outstanding under the P2 Deferral Plan, of which approximately 0.5 million were fully vested.

18.  Shareholders’ Equity and Related Regulatory Requirements

Restrictions on the transfer of funds exist under regulatory requirements applicable to certain of the Company’s subsidiaries. At December 31, 2006, the aggregate amount of unrestricted net assets was approximately $1.9 billion.

The National Association of Insurance Commissioners (“NAIC”) defines Risk-Based Capital (“RBC”) requirements for insurance companies. The RBC requirements are used by the NAIC and state insurance regulators to identify companies that merit regulatory actions designed to protect policyholders. These requirements apply to both the Company’s life and property casualty insurance companies. In addition, IDS Property Casualty is subject to the statutory surplus requirements of the State of Wisconsin. The Company has met its minimum RBC requirements.

State insurance statutes also contain limitations as to the amount of dividends and distributions that insurers may make without providing prior notification to state regulators. For RiverSource Life Insurance Company (“RiverSource Life”), the limitation is based on the greater of the previous year’s statutory net gain from operations or 10% of the previous year-end statutory capital and surplus, as prescribed by the insurance laws of the State of Minnesota. Dividends or distributions, whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds this statutory limitation, are referred to as “extraordinary dividends,” require advance notice to the Minnesota Department of Commerce, RiverSource Life’s primary regulator, and are subject to their potential disapproval.

Ameriprise Certificate Company (“ACC”) is registered as an investment company under the Investment Company Act of 1940 (the “1940 Act”). ACC markets and sells investment certificates to clients. ACC is subject to various capital requirements under the 1940 Act, laws of the State of Minnesota and understandings with the SEC and the Minnesota Department of Commerce. The terms of the investment certificates issued by ACC and the provisions of the 1940 Act also require the maintenance by ACC of qualified assets. Under the provisions of its certificates and the 1940 Act, ACC was required to have qualified assets (as that term is defined in Section 28(b) of the 1940 Act) in the amount of $4.7 billion and $5.6 billion at December 31, 2006 and 2005, respectively. ACC had qualified assets of $5.1 billion and $6.0 billion at December 31, 2006 and 2005, respectively.

Threadneedle’s required capital is based on the requirements specified by the United Kingdom’s regulator, the Financial Services Authority, under its Capital Adequacy Directive for asset managers.

The Company has five broker-dealer subsidiaries, American Enterprise Investment Services (“AEIS”), Ameriprise Financial Services, Inc. (“AMPF”), Securities America, Inc. (“SAI”), RiverSource Life and RiverSource Distributors, Inc. (“RSD”). The introducing broker-dealers, AMPF, SAI and RSD, and the clearing broker-dealer, AEIS, are subject to the net capital requirements of the National Association of Securities Dealers (“NASD”) and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 of the Securities Exchange Act of 1934. RiverSource Life’s capital requirements are as set forth above.

Ameriprise Trust Company is subject to capital adequacy requirements under the laws of the State of Minnesota as enforced by the Minnesota Department of Commerce.

The initial capital of Ameriprise Bank, per Federal Deposit Insurance Corporation policy, should be sufficient to provide a Tier 1 capital to assets leverage ratio of not less than 8% throughout its first three years of operation. For purposes of completing the bank’s regulatory reporting, the Office of Thrift Supervision (“OTS”) requires Ameriprise Bank to maintain a Tier 1 (core) capital requirement based upon 4% of total assets adjusted per the OTS, and total risk-based capital based upon 8% of total risk-weighted assets. The OTS also requires Ameriprise Bank to maintain minimum ratios of Tier 1 and total capital to risk-weighted assets, as well as Tier 1 capital to adjusted total assets and tangible capital to adjusted total assets. Under OTS regulations, Ameriprise Bank is required to have a leverage ratio of core capital to adjusted total assets of at least 4%, a Tier 1 risk-based capital ratio of at least 4%, a total risk-based ratio of at least 8% and a tangible capital ratio of at least 1.5%.

The Company paid cash dividends to shareholders of $108 million during the year ended December 31, 2006. During 2005, the Company paid dividends to American Express of $217 million, including non-cash dividends of $164 million. Additionally, in 2005 the Company paid cash dividends to other shareholders of $27 million. During 2004, the Company paid dividends to American Express of $1.3 billion, which included dividends from RiverSource Life of $930 million, some of which were considered extraordinary and therefore required prior notification to the Minnesota Department of Commerce.

Government debt securities of $18 million and $16 million at December 31, 2006 and 2005, respectively, held by the Company’s life insurance subsidiaries were on deposit with various states as required by law and satisfied legal requirements.

19.  Fair Value of Financial Instruments

The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2006 and 2005 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying values and fair values for financial instruments:

	December 31,
	2006		2005
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(in millions)
Financial Assets
Assets for which carrying values approximate fair values	$90,848	$90,848	$80,584	$80,584
Commercial mortgage loans on real estate, net	3,056	3,150	3,146	3,288
Other investments	252	260	259	268

Financial Liabilities
Liabilities for which carrying values approximate fair values	$1,942	$1,942	$1,255	$1,255
Fixed annuity reserves	21,626	20,981	24,638	23,841
Separate account liabilities	48,076	46,185	36,786	35,376
Investment certificate reserves	4,678	4,672	5,618	5,609
Debt	2,225	2,211	1,833	1,761

Financial Assets

Assets for which carrying values approximate fair values include cash and cash equivalents, restricted and segregated cash, consumer banking loans, brokerage margin loans, Available-for-Sale securities, trading securities, separate account assets, derivative assets and certain other assets. Generally these assets are either short-term in duration, variable rate in nature or are recorded at fair value on the Consolidated Balance Sheets.

The fair value of commercial mortgage loans on real estate, except those with significant credit deterioration, were estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values were based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections or, for collateral dependent loans, on collateral value.

Other investments include the Company’s interest in syndicated loans, which are carried at amortized cost less allowance for losses. Fair values were based on quoted market prices.

Financial Liabilities

Liabilities for which carrying values approximate fair values primarily include banking and brokerage customer deposits and derivative liabilities. Generally these liabilities are either short-term in duration, variable rate in nature or are recorded at fair value on the Consolidated Balance Sheets.

Fair values of fixed annuities in deferral status were estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value was estimated using discounted cash flows based on current interest rates. The fair value of these reserves excluded life insurance-related elements of $1.5 billion as of both December 31, 2006 and 2005. If the fair value of the fixed annuities were realized, the write-off of DAC and DSIC would be $422 million and $496 million as of December 31, 2006 and 2005, respectively.

Fair values of separate account liabilities, excluding life insurance-related elements of $5.8 billion and $4.8 billion as of December 31, 2006 and 2005, respectively, were estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write-off of the DAC and DSIC associated with separate account liabilities of $2.3 billion and $2.0 billion as of December 31, 2006 and 2005, respectively.

For variable rate investment certificates that reprice within a year, fair value approximated carrying value. For other investment certificates, fair value was estimated using discounted cash flows based on current interest rates. The valuations were reduced by the amount of applicable surrender charges.

The fair values of the senior notes, junior notes and non-recourse debt of a consolidated CDO were estimated using quoted market prices. Due to the short-term nature, the carrying value of the medium-term notes approximated fair value at December 31, 2005. The medium-term notes were repaid in 2006.

20.  Retirement Plans and Profit Sharing Arrangements

The Company’s EBA with American Express allocated certain liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the Distribution, including the general treatment of outstanding American Express equity awards, certain outstanding annual and long-term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. As of the date of the Distribution, Ameriprise Financial generally assumed, retained and became liable for all wages, salaries, welfare, incentive compensation and employee-related obligations and liabilities for all of its current and former employees. The EBA also provided for the transfer of qualified plan assets and transfer of liabilities relating to the pre-distribution participation of Ameriprise Financial’s employees in American Express’ various retirement, welfare and employee benefit plans from such plans to the applicable plans Ameriprise Financial adopted for the benefit of its employees.

Defined Benefit Plans

Effective for the year ended December 31, 2006, the Company adopted the required provisions of SFAS 158, which resulted in the recognition of the overfunded and underfunded statuses of the Company’s defined benefit plans as assets or liabilities, as appropriate. In addition, other comprehensive income includes gains or losses and prior service costs or credits that arose during the year but were not recognized as components of net periodic benefit cost. The effect of the adoption of these provisions on the Company’s assets, liabilities and shareholders’ equity as of December 31, 2006 was as follows:

	Before Adoption of SFAS 158	Adjustments	After Adoption of SFAS 158
	(in millions)
Other assets(1)	$3,367	$(8)	$3,359
Total assets	104,180	(8)	104,172
Other liabilities(2)	1,637	(5)	1,632
Total liabilities	96,252	(5)	96,247
Accumulated other comprehensive loss, net of tax	(206)	(3)	(209)
Total shareholders’ equity	7,928	(3)	7,925

(1)  The benefit asset and net deferred tax assets are included in other assets.

(2)  The benefit liability is included in other liabilities.

Beginning in 2007, the Company will recognize changes in the funded statuses in the year in which the changes occur through other comprehensive income. Effective December 31, 2008, the Company will measure plan assets and benefit obligations as of the date of the balance sheet.

Pension Plans

The Company’s employees in the United States are eligible to participate in the Ameriprise Financial Retirement Plan (the “Plan”), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Plan complies with the applicable minimum funding requirements specified by ERISA. The Plan is a cash balance plan by which the employees’ accrued benefits are based on notional account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage (determined by an employee’s age plus service) of compensation as defined by the Plan (which includes, but is not limited to, base pay, certain incentive pay and commissions, shift differential, overtime and transition pay). Employees’ balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30, with a minimum crediting rate of 5%. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

In addition, the Company sponsors an unfunded non-qualified Supplemental Retirement Plan (the “SRP”) for certain highly compensated employees to replace the benefit that cannot be provided by the Plan due to Internal Revenue Service limits. The SRP generally parallels the Plan but offers different payment options.

Most employees outside the United States are covered by local retirement plans, some of which are funded, while other employees receive payments at the time of retirement or termination under applicable labor laws or agreements.

Pursuant to the EBA described previously, the liabilities and plan assets associated with the American Express Retirement Plan, Supplemental Retirement Plan and a retirement plan including employees from Threadneedle were split. The split resulted in an allocation of unrecognized net losses to the surviving plans administered separately by the Company and American Express in proportion to the projected benefit obligations of the surviving plans. As a result of this allocation, the Company recorded additional pension liability in 2006 and 2005 of $5 million and $32 million, respectively.

The components of the net periodic pension cost for all pension plans were as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Service cost	$38	$34	$31
Interest cost	20	17	15
Expected return on plan assets	(18)	(19)	(19)
Amortization of prior service cost	(2)	(2)	(2)
Recognized net actuarial loss	1	1	—
Settlement loss	—	1	1
Net periodic pension benefit cost	$39	$32	$26

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The Company measures the obligations and related asset values for its pension plans annually as of September 30. The following tables provide a reconciliation of the changes in the benefit obligation and fair value of assets for the pension plans:

	2006	2005
	(in millions)
Benefit obligation, October 1 of prior year	$325	$276
Service cost	38	34
Interest cost	19	17
Benefits paid	(7)	(6)
Actuarial (gain) loss	(5)	21
Settlements	(18)	(15)
Foreign currency rate changes	4	(2)
Benefit obligation at September 30	$356	$325

	2006	2005
	(in millions)
Fair value of plan assets, October 1 prior year	$244	$224
Actual return on plan assets	27	33
Employer contributions	26	9
Benefits paid	(7)	(6)
Settlements	(18)	(15)
Foreign currency rate changes	3	(1)
Fair value of plan assets at September 30	$275	$244

The following table provides the amounts recognized in the Consolidated Balance Sheets:

	December 31,
	2006	2005
	(in millions)
Benefit liability	$(85)	$(67)
Benefit asset	4	—
Prepaid benefit cost	—	9
Minimum pension liability adjustment	—	3
Net amount recognized	$(81)	$(55)

The portion of the benefit liability at December 31, 2006 payable within the next year is $5 million.

The Company complies with the minimum funding requirements in all countries. At December 31, 2006, the funded status of the Company’s pension plans was equal to the net amount recognized in the Consolidated Balance Sheet. The following table reconciles the funded status of the Company’s pension plans (benefit obligation less fair value of plan assets) to the amounts recognized in the Consolidated Balance Sheet as of December 31, 2005:

(in millions)
Funded status at September 30, 2005	$(81)
Unrecognized net actuarial loss	25
Unrecognized prior service cost	(7)
Fourth quarter contributions	8
Net amount recognized	$(55)

The amounts recognized in other comprehensive income (net of tax) that arose during the year ended December 31, 2006 but not recognized as components of net periodic benefit cost included an unrecognized actuarial loss of $7 million and an unrecognized prior service credit of $3 million. The estimated amounts that will be amortized from accumulated other comprehensive income (net of tax) into net periodic benefit cost in 2007 include an actuarial loss of nil and a prior service credit of $1 million.

The accumulated benefit obligation for all pension plans as of September 30, 2006 and 2005 was $285 million and $272 million, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations that exceeded the fair value of plan assets were as follows:

	September 30,
	2006	2005
	(in millions)
Accumulated benefit obligation	$31	$47
Fair value of plan assets	—	15

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations that exceeded the fair value of plan assets were as follows:

	September 30,
	2006	2005
	(in millions)
Projected benefit obligation	$318	$325
Fair value of plan assets	233	244

The weighted average assumptions used to determine benefit obligations for pension plans were as follows:

	2006	2005
Discount rates	5.7%	5.5%
Rates of increase in compensation levels	4.1	4.4

The weighted average assumptions used to determine net periodic benefit cost for pension plans were as follows:

	2006	2005	2004(1)
Discount rates	5.5%	5.7%	5.7%
Rates of increase in compensation levels	4.4	4.4	4.0
Expected long-term rates of return on assets	8.2	8.2	7.9

(1)                Assumptions were derived from averages of all American Express plans and are not necessarily indicative of assumptions the Company would have used for a stand-alone pension plan.

In developing the 2006 expected long-term rate of return assumption, management evaluated input from an external consulting firm, including their projection of asset class return expectations, and long-term inflation assumptions. The Company also considered the historical returns on the plans’ assets.

The asset allocation for the Company’s pension plans at September 30, 2006 and 2005, and the target allocation for 2007, by asset category, are below. Actual allocations will generally be within 5% of these targets.

	Target Allocation	Percentage of Plan Assets
	2007	2006	2005
Equity securities	73%	74%	71%
Debt securities	23	24	25
Other	4	2	4
Total	100%	100%	100%

The Company invests in an aggregate diversified portfolio to minimize the impact of any adverse or unexpected results from a security class on the entire portfolio. Diversification is interpreted to include diversification by asset type, performance and risk characteristics and number of investments. Asset classes and ranges considered appropriate for investment of the plans’ assets are determined by each plan’s investment committee. The asset classes typically include domestic and foreign equities, emerging market equities, domestic and foreign investment grade and high-yield bonds and domestic real estate.

The Company’s retirement plans expect to make benefit payments to retirees as follows:

(in millions)
2007	$22
2008	22
2009	23
2010	25
2011	29
2012-2016	139

The Company expects to contribute $14 million to its pension plans in 2007.

Other Postretirement Benefits

The Company sponsors defined benefit postretirement plans that provide health care and life insurance to retired U.S. employees. Net periodic postretirement benefit costs were $2 million in each of 2006, 2005 and 2004. Effective January 1, 2004, American Express decided to no longer provide a subsidy for these benefits for employees who were not at least age 40 with at least five years of service as of that date.

The following table provides a reconciliation of the changes in the defined postretirement benefit plan obligation:

	2006	2005
	(in millions)
Benefit obligation, October 1 of prior year	$32	$39
Service cost	—	1
Interest cost	2	2
Benefits paid	(12)	(11)
Participant contributions	6	6
Actuarial (gain) loss	2	(5)
Benefit obligation at September 30	$30	$32

The recognized liabilities for the Company’s defined postretirement benefit plans are unfunded. At December 31, 2006, the recognized liabilities were $30 million, of which $3 million is payable in the next year. At December 31, 2006, the funded status of the Company’s postretirement benefit plans was equal to the net amount recognized in the Consolidated Balance Sheet. At December 31, 2005, the recognized liabilities were as follows:

(in millions)
Funded status at September 30, 2005	$(32)
Unrecognized net actuarial gain	(3)
Unrecognized prior service cost	(2)
Fourth quarter payments	2
Net amount recognized	$(35)

The amounts recognized in other comprehensive income (net of tax) that arose during the year ended December 31, 2006 but were not recognized as components of net periodic benefit cost included an unrecognized actuarial gain of nil and an unrecognized prior service credit of $1 million. The estimated amount that will be amortized from accumulated other comprehensive income (net of tax) into net periodic benefit cost in 2007 is nil.

The weighted average assumptions used to determine benefit obligations for other postretirement benefits were as follows:

	2006	2005
Discount rates	5.9%	5.5%
Healthcare cost increase rates:
Following year	9.5	10.0
Decreasing to the year 2016	5.0	5.0

A one percentage-point change in the assumed healthcare cost trend rates would not have a material effect on the Company’s postretirement benefit obligation or net periodic postretirement benefit costs.

The defined postretirement benefit plans expect to make benefit payments to retirees as follows:

(in millions)
2007	$3
2008	3
2009	3
2010	3
2011	3
2012-2016	13

The Company expects to contribute $3 million to its defined benefit postretirement plans in 2007.

Defined Contribution Plan

In addition to the plans described previously, certain Company employees participate in the Ameriprise Financial 401(k) Plan (the “401(k) Plan”). The 401(k) Plan allows qualified employees to make contributions through payroll deductions up to IRS limits and invest their contributions in one or more of the 401(k) Plan investment options, which include the Ameriprise Financial Stock Fund. On a quarterly basis, the Company matches 100% of employee pretax contributions up to a maximum of 3% of base salary, as defined by the 401(k) Plan. In addition, on a quarterly basis, the Company contributes cash equal to 1% per annum of a qualifying employee’s base salary. This contribution is automatically invested in the Ameriprise Financial Stock Fund, which invests primarily in Ameriprise Financial’s common stock, and can be redirected at any time into other 401(k) Plan investment options. On an annual basis, employees may receive a discretionary profit sharing contribution based on the performance of the Company. Under the 401(k) Plan, employees are required to have one year of service before receiving the Company’s contributions and must be employed at the end of the applicable period, quarter or plan year, to receive the Company’s contributions for that period. All contributions except for profit sharing vest immediately. Profit sharing contributions generally vest after five years of service. The Company’s defined contribution plan expense was $34 million, $34 million and $31 million in 2006, 2005 and 2004, respectively.

Threadneedle Profit Sharing Arrangements

On an annual basis, Threadneedle employees are eligible for two profit sharing arrangements: (i) a profit sharing plan for all employees based on individual performance criteria, and (ii) an equity participation plan (“EPP”) for certain key personnel.

This employee profit sharing plan provides for profit sharing of 33% for 2004 and 30% for 2005 and thereafter based on an internally defined recurring pretax operating income measure for Threadneedle, which primarily includes pretax income related to investment management services and investment portfolio income excluding gains and losses on asset disposals, certain reorganization expenses, equity participation plan expenses and other non-recurring expenses. Compensation expense related to the employee profit sharing plan was $75 million, $60 million and $50 million for the years ended December 31, 2006, 2005 and 2004, respectively.

The EPP is a cash award program for certain key personnel who are granted awards based on a formula tied to Threadneedle’s financial performance. The EPP provides for 50% vesting after three years and 50% vesting after four years, with required cash-out after five years. All awards are settled in cash, based on a value as determined by an annual independent valuation of Threadneedle’s fair market value. The value of the award is recognized as compensation expense evenly over the vesting periods. However, each year’s EPP expense is adjusted to reflect Threadneedle’s current valuation. Increases in value of vested awards are expensed immediately. Increases in the value of unvested shares are amortized over the remaining vesting periods. Compensation expense related to the EPP was $48 million, $47 million and $26 million for the years ended December 31, 2006, 2005 and 2004, respectively.

21.  Derivatives and Hedging Activities

Derivative financial instruments enable the end users to manage exposure to credit and various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including commodity, equity, foreign exchange and interest rate indices or prices. The Company enters into various derivative financial instruments as part of its ongoing risk management activities. The Company does not engage in any derivative instrument trading activities other than as it relates to holdings in consolidated hedge funds. Credit risk associated with the Company’s derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate such risk, counterparties are all required to be preapproved. Additionally, the Company may, from time to time, enter into master netting agreements wherever practical. As of December 31, 2006 and 2005, the total net fair values, excluding accruals, of derivative assets were $331 million and $215 million, respectively, and derivative liabilities were $89 million and $38 million, respectively. The net notional amount of derivatives as of December 31, 2006 was $4.7 billion, consisting of $5.9 billion purchased and $1.2 billion written.

Cash Flow Hedges

The Company uses interest rate derivative products, primarily swaps and swaptions, to manage funding costs related to the Company’s debt, investment certificate and fixed annuity businesses. The interest rate swaps are used to hedge the exposure to interest rates on the forecasted interest payments associated with debt issuances and on investment certificates which reset at shorter intervals than the average maturity of the investment portfolio. Additionally, the Company uses interest rate swaptions to hedge the risk of increasing interest rates on forecasted fixed premium product sales.

The following is a summary of net unrealized derivatives gains (losses) related to cash flow hedging activity, net of tax:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Net unrealized derivatives gains (losses) at January 1	$6	$(28)	$(16)
Holding gains (losses), net of tax of $2, $20 and $5, respectively	(4)	36	(10)
Reclassification of realized (gains) losses, net of tax of $2, $1 and $2, respectively	(3)	(1)	3
Net realized derivatives losses related to discontinued operations, net of tax of nil, $1 and $3, respectively	—	(1)	(5)
Net unrealized derivatives gains (losses) at December 31	$(1)	$6	$(28)

At December 31, 2006, the Company expects to reclassify $7 million of net pretax gains on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next 12 months. In the event that cash flow hedge accounting is no longer applied as the derivative is de-designated as a hedge by the Company, the hedge is not considered to be highly effective or the forecasted transaction being hedged is no longer likely to occur, the reclassification from accumulated other comprehensive income (loss) into earnings may be accelerated and all future market value fluctuations will be reflected in earnings. There were no cash flow hedges for which hedge accounting was terminated for these reasons during 2006, 2005 or 2004. No hedge relationships were discontinued during the years ended December 31, 2006, 2005 and 2004 due to forecasted transactions no longer expected to occur according to the original hedge strategy.

Currently, the longest period of time over which the Company is hedging exposure to the variability in future cash flows is 29 years and relates to forecasted debt interest payments. For the years ended December 31, 2006 and 2005, there were $4 million and $2 million, respectively, in losses on derivative transactions or portions thereof that were ineffective as hedges, excluded from the assessment of hedge effectiveness or reclassified into earnings as a result of the discontinuance of cash flow hedges. For the year ended December 31, 2004, there were no derivative transactions or portions thereof that were ineffective as hedges.

Hedges of Net Investment in Foreign Operations

The Company designates foreign currency derivatives, primarily forward agreements, as hedges of net investments in certain foreign operations. For the year ended December 31, 2006, the net amount of losses related to the hedges included in foreign currency translation adjustments was $64 million, net of tax. The related amounts due to or from counterparties are included in other liabilities or other assets.

Derivatives Not Designated as Hedges

The Company has economic hedges that either do not qualify or are not designated for hedge accounting treatment. The fair value assets (liabilities) of these purchased and written derivatives was as follows:

	December 31,
	2006		2005
	Purchased	Written	Purchased	Written
	(in millions)
Equity indexed annuities	$40	$(1)	$30	$(1)
Stock market certificates	104	(56)	74	(38)
GMWB	170	—	95	—
Management fees	15	—	8	—
Total(1)	$329	$(57)	$207	$(39)

(1)             Exchange traded equity swaps and futures contracts are settled daily by exchanging cash with the counterparty and gains and losses are reported in earnings. Accordingly, there are no amounts on the Consolidated Balance Sheets related to these contracts.

Certain annuity and investment certificate products have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the amount of expenses incurred by the Company related to equity indexed annuities and stock market certificate products will positively or negatively impact earnings. As a means of economically hedging its obligations under the provisions of these products, the Company writes and purchases index options and occasionally enters into futures contracts. Purchased options used in conjunction with these products are reported in other assets and written options are included in other liabilities. Additionally, certain annuity products contain GMWB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments. The GMWB provision is considered an embedded derivative and is valued each period by estimating the present value of future benefits less applicable fees charged for the rider using actuarial models, which simulate various economic scenarios. The Company economically hedges the exposure related to the GMWB provision using various equity futures, interest rate swaps and structured derivatives.

The Company earns fees from the management of equity securities in variable annuities, variable insurance, its own mutual funds and other managed assets. The amount of fees is generally based on the value of the portfolios, and thus is subject to fluctuation with the general level of equity market values. To reduce the sensitivity of the Company’s fee revenues to the general performance of equity markets, the Company from time to time enters into various combinations of financial instruments such as equity market put and collar options that mitigate the negative effect on fees that would result from a decline in the equity markets.

The Company enters into financial futures and equity swaps to manage its exposure to price risk arising from seed money investments made in proprietary mutual funds for which the related gains and losses are recorded currently in earnings. The futures contracts generally mature within four months and the related gains and losses are reported currently in earnings. As of December 31, 2006 and 2005, the fair value of the financial futures and equity swaps was not significant.

Embedded Derivatives

The equity component of the annuity and investment certificate product obligations are considered embedded derivatives. Additionally, certain annuities contain GMWB and GMAB provisions, which are also considered embedded derivatives. The fair value of the embedded derivatives is included as part of the stock market investment certificate reserves or equity indexed annuities. The changes in fair values of the embedded derivatives are reflected in the interest credited to account values as it relates to annuity and investment certificate products with returns tied to the performance of equity markets. The changes in fair values of the GMWB and GMAB embedded derivatives are reflected in benefits, claims, losses and settlement expenses. At December 31, 2006 and 2005, the total fair value of these instruments, excluding the host contract, was a net liability of $81 million and $84 million, respectively.

The Company has also recorded derivative liabilities for the fair value of call features embedded in certain fixed-rate corporate debt investments. These liabilities were $7 million and $6 million at December 31, 2006 and 2005, respectively. The change in fair values of these calls is reflected in net investment income.

22.  Other Expenses

Other expenses consisted of the following:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Professional and consultant fees	$391	$327	$234
Information technology and communications	157	220	284
Facilities and equipment	181	143	142
Advertising and promotion	107	125	154
Legal and regulatory	157	204	87
Travel and meetings	90	82	66
Printing and distribution	91	81	85
Minority interest	65	—	—
Other	159	237	283
Other expenses capitalized as DAC	(311)	(317)	(293)
Total	$1,087	$1,102	$1,042

23.  Income Taxes

The components of income tax provision on income before discontinued operations and accounting change were as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Current income tax:
Federal	$84	$121	$286
State and local	19	17	14
Foreign	39	15	21
Total current income tax	142	153	321
Deferred income tax:
Federal	51	36	(26)
State and local	(16)	—	—
Foreign	(11)	(2)	(8)
Total deferred income tax	24	34	(34)
Total income tax provision	$166	$187	$287

The geographic sources of income before income tax provision, discontinued operations and accounting change were as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
United States	$705	$687	$1,071
Foreign	92	58	41
Total	$797	$745	$1,112

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

	Years Ended December 31,
	2006	2005	2004
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
Changes in taxes resulting from:
Dividend exclusion	(5.4)	(5.7)	(2.8)
Tax-exempt interest income	(1.5)	(1.4)	(0.8)
Tax credits	(6.4)	(8.3)	(6.3)
State taxes, net of federal benefit	0.2	1.4	0.8
Taxes applicable to prior years	—	2.7	(1.8)
Other, net	(1.1)	1.4	1.7
Income tax provision	20.8%	25.1%	25.8%

The Company’s effective income tax rate decreased to 20.8% in 2006 from 25.1% in 2005 primarily due to the impact of a $16 million tax benefit as a result of a change in the effective state income tax rate applied to deferred tax assets as a result of the Distribution, and a $13 million tax benefit, included in other, related to the true-up of the tax return for the year 2005 partially offset by lower levels of tax advantaged items in 2006. Additionally, taxes applicable to prior years represent a $20 million tax expense in 2005 and a $20 million tax benefit in 2004.

Accumulated earnings of certain foreign subsidiaries, which totaled $200 million at December 31, 2006, are intended to be permanently reinvested outside the United States. Accordingly, U.S. federal taxes, which would have aggregated $11 million, have not been provided on those earnings.

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for U.S. GAAP reporting versus income tax return purposes. The significant components of the Company’s deferred income tax assets and liabilities were as follows:

	December 31,
	2006	2005
	(in millions)
Deferred income tax assets:
Liabilities for future policy benefits and claims	$1,146	$1,105
Investment impairments and write-downs	87	98
Deferred compensation	164	148
Unearned revenues	40	29
Net unrealized losses on Available-for-Sale securities	104	70
Accrued liabilities	121	123
Investment related	154	46
Other	107	189
Gross deferred income tax assets	1,923	1,808
Deferred income tax liabilities:
Deferred acquisition costs	1,317	1,259
Deferred sales inducement costs	158	130
Depreciation expense	141	138
Intangible assets	105	79
Other	108	120
Gross deferred income tax liabilities	1,829	1,726
Net deferred income tax assets	$94	$82

A portion of RiverSource Life’s income earned prior to 1984 was not subject to current taxation but was accumulated, for tax purposes, in a “policyholders’ surplus account.” At December 31, 2006, RiverSource Life no longer had a policyholders’ surplus account balance. The American Jobs Creation Act of 2004, which was enacted on October 22, 2004, provides a two-year suspension of the tax on policyholders’ surplus account distributions. RiverSource Life has made distributions of $1 million in 2006, which will not be subject to tax under the two-year suspension. Previously, the policyholders’ surplus account was only taxable if dividends to shareholders exceeded the shareholders’ surplus account and/or RiverSource Life is liquidated. Deferred income taxes had not been previously established.

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. Included in deferred tax assets is a significant deferred tax asset relating to capital losses realized for tax return purposes and capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. The Company has $156 million in capital loss carryforwards that expire December 31, 2009 for which the deferred tax benefit is reflected in the investment related deferred tax assets, net of other related items. Additionally, the Company has $45 million in capital loss carryforwards that expire December 31, 2009 as a result of the 2005 first short period tax return filed with American Express. Based on analysis of the Company’s tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable the Company to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2006 and 2005.

As a result of the Distribution, the Company was required to file a short period income tax return through September 30, 2005 which was included as part of the American Express consolidated income tax return for the year ended December 31, 2005. Additionally, the Company’s life insurance subsidiaries will not be able to file a consolidated U.S. federal income tax return with the other members of the Company’s affiliated group for five tax years following the Distribution. Therefore, the Company was also required to file two separate short period consolidated income tax returns for the period October 1, 2005 through December 31, 2005: one including the Company’s life insurance subsidiaries and one for all of the non-life insurance companies required to be included in a consolidated income tax return.

Included in current income taxes at December 31, 2006 is a $43 million tax benefit resulting from the 2005 second short period net operating loss of $123 million and $57 million of tax credits from the 2005 second short period and 2006. In January of 2007, the Company filed an election to carryforward the 2005 amounts. This will result in a remaining amount after application to 2006 taxable income of net operating loss and tax credit carryforwards into 2007. The 2005 net operating loss tax benefit of $43 million will expire December 31, 2025 and the tax credit carryforwards of $57 million will expire December 31, 2025 and 2026.

On September 30, 2005, the Company entered into a tax allocation agreement with American Express (the “Tax Allocation Agreement”). The Tax Allocation Agreement governs the allocation of consolidated U.S. federal and applicable combined or unitary state and local income tax liabilities between American Express and the Company for tax periods prior to September 30, 2005 and, in addition, provides for certain restrictions and indemnities in connection with the tax treatment of the Distribution and addresses other tax-related matters.

The items comprising other comprehensive loss are presented net of the following income tax provision (benefit) amounts:

	Years Ended December 31,
	2006	2005	2004
	(in millions)
Net unrealized securities gains (losses)	$(30)	$(291)	$(33)
Net unrealized derivatives gains (losses)	(4)	19	(3)
Foreign currency translation adjustment	4	(5)	(10)
Defined benefit plans	—	(1)	—
Net income tax benefit	$(30)	$(278)	$(46)

Tax benefits related to accumulated other comprehensive income of discontinued operations for the years ended December 31, 2006, 2005 and 2004 were nil, $8 million and $12 million, respectively.

24.  Commitments and Contingencies

The Company is committed to pay aggregate minimum rentals under noncancelable operating leases for office facilities and equipment in future years as follows:

(in millions)
2007	$95
2008	70
2009	62
2010	58
2011	53
Thereafter	327
Total	$665

For the years ended December 31, 2006, 2005 and 2004, operating lease expense was $88 million, $78 million and $79 million, respectively.

The following table presents the Company’s funding commitments:

	December 31,
	2006	2005
	(in millions)
Commercial mortgage loan commitments	$94	$116
Consumer mortgage loan commitments	427	—
Consumer lines of credit	96	—
Total funding commitments	$617	$116

The Company’s life and annuity products all have minimum interest rate guarantees in their fixed accounts. As of December 31, 2006, these guarantees range up to 5%. To the extent the yield on the Company’s invested asset portfolio declines below its target spread plus the minimum guarantee, the Company’s profitability would be negatively affected.

In the normal course of business, the Company has agreed to indemnify certain vendors for infringement and misappropriation claims arising from the use of its information, technology and intellectual property assets.

The Company and its subsidiaries are involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of the Company’s activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company’s businesses remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, NASD, OTS and various other regulatory authorities concerning the Company’s business activities and practices, including: sales and product or service features of, or disclosures pertaining to, financial plans, the Company’s mutual funds, annuities, insurance products and brokerage services; non-cash compensation paid to the Company’s financial advisors; supervision of the Company’s financial advisors; operational and data privacy issues relating to the theft of a laptop computer containing certain client information; compliance with postal regulations; and sales of, or brokerage or revenue sharing practices relating to, other companies’ real estate investment trust (“REIT”) shares, mutual fund shares or other investment products. Other open matters relate, among other things, to the portability (or network transferability) of the Company’s RiverSource mutual funds, the suitability of product recommendations made to retail financial planning clients, licensing matters related to sales by the Company’s financial advisors to out-of-state clients and net capital and reserve calculations. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including the Company. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company’s consolidated results of operations or financial condition.

Certain legal and regulatory proceedings involving the Company are described below.

In November 2002, a suit, now captioned Haritos et al. v. American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona. The suit was filed by plaintiffs who purport to represent a class of all persons that have purchased financial plans from the Company’s financial advisors from November 1997 through July 2004. Plaintiffs allege that the sale of the plans violates the Investment Advisers Act of 1940. The suit seeks an unspecified amount of damages, rescission of the investment advisor plans and restitution of monies paid for such plans. On January 3, 2006, the Court granted the parties joint stipulation to stay the action pending the approval of the proposed settlement in the putative class action, “In re American Express Financial Advisors Securities Litigation.”

In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona. The plaintiffs allege that they are investors in several of the Company’s mutual funds and they purport to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940. The plaintiffs allege that fees allegedly paid to the defendants by the funds for investment advisory and administrative services are excessive. The plaintiffs seek remedies including restitution and rescission of investment advisory and distribution agreements. The plaintiffs voluntarily agreed to transfer this case to the United States District Court for the District of Minnesota. In response to the Company’s motion to dismiss the complaint, the Court dismissed one of plaintiffs’ four claims and granted plaintiffs limited discovery. Discovery is currently set to end in March 2007.

In October 2005, the Company reached a comprehensive settlement regarding the consolidated securities class action lawsuit filed against the Company, its former parent and affiliates in October 2004 called, “In re American Express Financial Advisors Securities Litigation.” The settlement, under which the Company denies any liability, includes a one-time payment of $100 million to the class members. The class members include individuals who purchased mutual funds in the Company’s Preferred Provider Program, Select Group Program, or any similar revenue sharing program, purchased mutual funds sold under the American Express® or AXP® brand; or purchased for a fee financial plans or advice from the Company between March 10, 1999 and through April 1, 2006. On February 14, 2007, the court preliminarily approved the settlement and set a Final Fairness Hearing for June 4, 2007. Two lawsuits making similar allegations (based solely on state causes of actions) are pending in the United States District Court for the Southern District of New York: Beer v. American Express and American Express Financial Advisors and You v. American Express and American Express Financial Advisors. Plaintiffs have moved to remand the cases to state court. The Court’s decision on the remand motion is pending. For the year ended December 31, 2005, the Company recorded a loss provision to increase its litigation reserves for these matters of $100 million.

In March 2006, a lawsuit captioned Good, et al. v. Ameriprise Financial, Inc. et al. (Case No. 00-cv-01027) was filed in the United States District Court for the District of Minnesota. The lawsuit has been brought as a putative class action and plaintiffs purport to represent all of the Company’s advisors who sold shares of REITs and tax credit limited partnerships between March 2000 and March 2006. Plaintiffs seek unspecified compensatory and restitutionary damages as well as injunctive relief, alleging that the Company incorrectly calculated commissions owed advisors for the sale of these products. The Court denied the Company’s motion to dismiss, and the matter now proceeds to discovery.

On May 15, 2006, an NASD panel issued a decision regarding customer claims relating to suitability, disclosures, supervision and certain other sales practices in an arbitration proceeding captioned Wayland Adams et al. vs. David McFadden and Securities America, Inc. (brought by a group of 44 claimants). The arbitrators ruled against SAI and its former registered representative and awarded the plaintiffs $22 million and, in connection with this matter, SAI agreed with the NASD to have an independent consultant review its retirement planning and variable annuity exchange practices. Other clients of this former registered representative have presented claims which are pending.

On December 22, 2006, an NASD panel issued a decision regarding customer claims relating to suitability, disclosures, supervision and certain other sales practices in an arbitration proceeding captioned Thomas and Patricia Cain et al. vs. Securities America, Inc., Robert P. Gormly et al. (brought by three claimant groups). The arbitrators ruled against SAI and its former registered representative and awarded the plaintiffs $9 million. Other clients of this former registered representative have presented claims which are pending.

25.  Earnings per Common Share

The computations of basic and diluted earnings per common share are as follows:

	Years Ended December 31,
	2006	2005	2004
	(in millions, except per share amounts)
Numerator:
Income before discontinued operations and accounting change	$631	$558	$825
Income from discontinued operations, net of tax	—	16	40
Cumulative effect of accounting change, net of tax	—	—	(71)
Net income	$631	$574	$794
Denominator:
Basic: Weighted-average common shares outstanding	246.5	247.1	246.2
Effect of potentially dilutive nonqualified stock options and other share-based awards	2.0	0.1	—
Diluted: Weighted-average common shares outstanding	248.5	247.2	246.2
Basic Earnings per Common Share:
Income before discontinued operations and accounting change	$2.56	$2.26	$3.35
Income from discontinued operations, net of tax	—	0.06	0.16
Cumulative effect of accounting change, net of tax	—	—	(0.29)
Net income	$2.56	$2.32	$3.22
Diluted Earnings per Common Share:
Income before discontinued operations and accounting change	$2.54	$2.26	$3.35
Income from discontinued operations, net of tax	—	0.06	0.16
Cumulative effect of accounting change, net of tax	—	—	(0.29)
Net income	$2.54	$2.32	$3.22

Basic weighted average common shares for the years ended December 31, 2006 and 2005 included 1.7 million and nil, respectively, of vested, nonforfeitable restricted stock units and 3.4 million and 0.9 million, respectively, of non-vested restricted stock awards that are forfeitable but receive nonforfeitable dividends. Potentially dilutive securities include nonqualified stock options and other share-based awards. The Company had no dilutive common shares outstanding for the year ended December 31, 2004 because all share-based compensation was granted on American Express common shares until September 30, 2005. Under the EBA, all American Express stock options and restricted stock awards held by the Company’s employees which were not vested on or before December 31, 2005 were substituted with an award based on the Company’s common stock.

26.  Common Share Repurchases

In January 2006, the Company’s Board of Directors authorized the repurchase of up to 2 million shares of common stock of the Company. In March 2006, the Company’s Board of Directors authorized the expenditure of up to $750 million for the repurchase of shares of the Company’s common stock through March 31, 2008. During the year ended December 31, 2006, the Company repurchased a total of 10.7 million shares of its common stock under these programs for an aggregate cost of $470 million. As of December 31, 2006, the Company had purchased all shares under the January 2006 authorization and had $366 million remaining under the March 2006 authorization.

The Company may also reacquire shares of its common stock under its 2005 ICP related to restricted stock awards. Restricted shares that are forfeited before the vesting period has lapsed are recorded as treasury shares. In addition, the holders of restricted shares may elect to surrender a portion of their shares on the vesting date to cover their income tax obligations. These vested restricted shares reacquired by the Company and the Company’s payment of the holders’ income tax obligations are recorded as a treasury share purchase. During the year ended December 31, 2006, the restricted shares forfeited under the 2005 ICP and recorded as treasury shares were 0.3 million shares. During the year ended December 31, 2006, the Company reacquired 0.4 million shares of common stock through the surrender of restricted shares upon vesting and paid in the aggregate $20 million related to the holders’ income tax obligations on the vesting date.

27.  Segment Information

The Company’s two main operating segments, AA&I and Protection, are aligned with the financial solutions the Company offers to address its clients’ needs. Effective January 1, 2006, the Company realigned its subsidiary, Securities America Financial Corporation (“SAFC”), under the AA&I segment from the Corporate segment and reallocated certain revenue and expense items and excess capital to better reflect how management reviews and evaluates the operations of its segments. The reallocated items included (i) the reallocation of all interest on corporate debt from the AA&I and Protection segments to the Corporate segment; (ii) the reallocation of investment income to segments to better reflect management’s determination of liabilities and capital required for each segment; (iii) the reallocation of certain corporate overhead expenses from the AA&I and Protection segments to the Corporate segment; and (iv) the reallocation of excess capital not required by the AA&I and Protection segments and related investment income to the Corporate segment. These changes, which were applied retroactively to all segment information for all years presented, had no effect on consolidated results of operations or financial position.

The AA&I segment offers products and services, both the Company’s and other companies’, to help the Company’s retail clients address identified financial objectives related to asset accumulation and income management. Products and services in this segment are related to asset management, brokerage and banking, and include mutual funds, wrap accounts, variable and fixed annuities, brokerage accounts and investment certificates. This operating segment also serves institutional clients by providing investment management services in separately managed accounts, sub-advisory and alternative investments. The Company earns revenues in this segment primarily through fees it receives based on managed assets and annuity separate account assets. These fees are impacted by both market movements and net asset flows. The Company also earns net investment income on owned assets, principally supporting the fixed annuity and certificate businesses and capital supporting the business, and distribution fees on sales of mutual funds and other products. This segment includes the results of SAFC, which through its operating subsidiary, SAI, operates its own separately branded distribution network.

The Protection segment offers a variety of protection products, both the Company’s and other companies’, including life, disability income, long term care and auto and home insurance to address the identified protection and risk management needs of the Company’s retail clients. The Company earns revenues in this operating segment primarily through premiums, fees and charges that the Company receives to assume insurance-related risk, fees the Company receives on assets supporting variable universal life separate account balances and net investment income on owned assets supporting insurance reserves and capital supporting the business.

The Corporate segment consists of income derived from financial planning fees, investment income on corporate level assets including unallocated equity and unallocated corporate expenses. This segment also includes non-recurring separation costs.

The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany revenues and expenses, which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation method that allows the Company to more efficiently manage its capital. The Company evaluates the performance of each segment based on income before income tax provision, discontinued operations and accounting change. The Company allocates certain non-recurring items, such as separation costs, to the Corporate segment.

The following is a summary of assets by segment:

	December 31,
	2006	2005
	(in millions)
Asset Accumulation and Income	$83,308	$75,382
Protection	17,360	14,492
Corporate and Other	3,504	3,247
Total assets	$104,172	$93,121

The following is a summary of segment operating results:

	Asset Accumulation and Income	Protection	Corporate and Other	Eliminations	Consolidated
	Year Ended December 31, 2006
	(in millions)
Revenue from external customers	$5,909	$1,947	$284	$—	$8,140
Intersegment revenue	19	22	—	(41)	—
Total revenues	5,928	1,969	284	(41)	8,140
Amortization expense(1)	407	133	—	—	540
All other expenses	4,630	1,413	801	(41)	6,803
Total expenses	5,037	1,546	801	(41)	7,343
Income (loss) before income tax provision	$891	$423	$(517)	$—	797
Income tax provision					166
Net income					$631

	Asset Accumulation and Income	Protection	Corporate and Other	Eliminations	Consolidated
	Year Ended December 31, 2005
	(in millions)
Revenue from external customers	$5,347	$1,928	$209	$—	$7,484
Intersegment revenue	3	20	3	(26)	—
Total revenues	5,350	1,948	212	(26)	7,484
Amortization expense(1)	390	109	—	—	499
All other expenses	4,244	1,386	636	(26)	6,240
Total expenses	4,634	1,495	636	(26)	6,739
Income (loss) before income tax provision and discontinued operations	$716	$453	$(424)	$—	745
Income tax provision					187
Income before discontinued operations					558
Income from discontinued operations, net of tax					16
Net income					$574

	Asset Accumulation and Income	Protection	Corporate and Other	Eliminations	Consolidated
	Year Ended December 31, 2004
	(in millions)
Revenue from external customers	$4,959	$1,919	$149	$—	$7,027
Intersegment revenue	1	—	2	(3)	—
Total revenues	4,960	1,919	151	(3)	7,027
Amortization expense(1)	368	132	—	—	500
All other expenses	3,863	1,284	271	(3)	5,415
Total expenses	4,231	1,416	271	(3)	5,915
Income (loss) before income tax provision, discontinued operations and accounting change	$729	$503	$(120)	$—	1,112
Income tax provision					287
Income before discontinued operations and accounting change					825
Income from discontinued operations, net of tax					40
Cumulative effect of accounting change, net of tax					(71)
Net income					$794

(1)             Represents the amortization expense for deferred acquisition costs, deferred sales inducement costs and intangible assets.

28.  Quarterly Financial Data (Unaudited)

	2006				2005
	12/31(1)(5)	9/30(1)(5)	6/30(1)(5)	3/31(1)(5)	12/31(1)(5)	9/30(2)(5)	6/30(2)	3/31(2)
	(in millions, except per share data)
Revenues	$2,161	$1,977	$2,053	$1,949	$1,869	$1,873	$1,895	$1,847
Separation costs(3)	123	87	84	67	125	92	56	20
Income before income tax provision and discontinued operations	203	217	186	191	127	181	191	246
Net income	$171	$174	$141	$145	$111	$125	$155	$183
Basic Earnings per Common Share:
Income before discontinued operations(4)	$0.70	$0.71	$0.57	$0.57	$0.44	$0.50	$0.61	$0.71
Income from discontinued operations, net of tax(4)	—	—	—	—	—	—	0.02	0.03
Net income(4)	$0.70	$0.71	$0.57	$0.57	$0.44	$0.50	$0.63	$0.74
Diluted Earnings per Common Share:
Income before discontinued operations(4)	$0.69	$0.71	$0.57	$0.57	$0.44	$0.50	$0.61	$0.71
Income from discontinued operations, net of tax(4)	—	—	—	—	—	—	0.02	0.03
Net income(4)	$0.69	$0.71	$0.57	$0.57	$0.44	$0.50	$0.63	$0.74
Weighted average common shares outstanding:
Basic	243.3	244.5	246.3	252.3	249.9	246.2	246.2	246.2
Diluted	246.3	246.4	248.0	253.5	250.3	246.2	246.2	246.2
Cash dividends declared per common share	$0.11	$0.11	$0.11	$0.11	$0.11	$—	$—	$—
Common share price:
High	$55.79	$47.46	$50.08	$47.25	$43.90	$—	$—	$—
Low	$46.85	$40.60	$40.49	$40.30	$32.39	$—	$—	$—

(1)             The quarterly periods subsequent to September 30, 2005 reflect the costs of certain corporate and other support services provided by American Express to the Company after the Distribution pursuant to transition services agreements. The Company has terminated or will terminate a particular service after it has completed the procurement of the designated service through arrangements with third parties or through the Company’s own employees. Other than technology-related expenses, the Company’s management believes that the aggregate costs paid to American Express under these transition services agreements for continuing services and the costs for establishing or procuring these services that were historically provided by American Express were not significantly different from the amounts reflected in the quarterly periods prior to the Distribution.

(2)             During the quarterly periods through the quarter ended September 30, 2005, the Company was operated as a wholly-owned subsidiary of American Express. In the preparation of consolidated financial information for those periods, the Company made certain allocations of expenses that its management believed to be a reasonable reflection of costs the Company would have otherwise incurred as a stand-alone company but were paid by American Express.

(3)             The Company began to incur separation costs beginning with the quarterly period ended March 31, 2005, when the American Express Board of Directors announced the Separation. The Company has continued to incur separation costs in subsequent quarterly periods which reflect the completion of the Distribution and the costs incurred by the Company to establish itself as an independent company.

(4)             Quarterly EPS amounts are not additive due to dilutive shares.

(5)             The travel insurance and card related business of the Company’s AMEX Assurance subsidiary was ceded to American Express effective July 1, 2005. The quarterly period ended September 30, 2005 reflects the impact of this ceding. The quarterly periods of 2006 and the fourth quarter of 2005 reflect the impact of the deconsolidation of AMEX Assurance effective September 30, 2005.

Consolidated Five-Year Summary of Selected Financial Data

The following table sets forth selected consolidated financial information from our audited Consolidated Financial Statements as of December 31, 2006, 2005, 2004 and 2003 and for the five-year period ended December 31, 2006, and unaudited consolidated financial statements as of December 31, 2002. For the periods preceding our separation from American Express Company (“American Express”), we prepared our Consolidated Financial Statements as if we had been a stand-alone company. In the preparation of our Consolidated Financial Statements for those periods, we made certain allocations of expenses that our management believed to be a reasonable reflection of costs we would have otherwise incurred as a stand-alone company but were paid by American Express. Accordingly, our Consolidated Financial Statements include various adjustments to amounts in our consolidated financial statements as a subsidiary of American Express. The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and the accompanying notes included elsewhere in this report and “Management’s Discussion and Analysis.”

	Years Ended December 31,
	2006(1)(4)	2005(1)(4)	2004(2)(4)	2003(3)(4)	2002(4)
	(in millions)
Income Statement Data:
Revenues	$8,140	$7,484	$7,027	$6,155	$5,575
Expenses	7,343	6,739	5,915	5,282	4,714
Income before discontinued operations and accounting change	631	558	825	694	632
Net income	631	574	794	725	674

Cash Dividends:
Shareholders	108	27	—	—	—
American Express	—	53	1,325	334	377

	December 31,
	2006(4)	2005(4)	2004(2)(4)	2003(3)(4)	2002(5)
	(in millions)
Balance Sheet Data:
Investments	$35,553	$39,100	$40,232	$38,534	$34,683
Separate account assets	53,848	41,561	35,901	30,809	21,981
Total assets(6)	104,172	93,121	93,113	85,384	74,448
Future policy benefits and claims	30,033	32,731	33,253	32,235	28,959
Separate account liabilities	53,848	41,561	35,901	30,809	21,981
Customer deposits	6,525	6,641	6,849	5,898	5,509
Debt	2,225	1,833	385	445	120
Payable to American Express	94	52	1,751	1,447	1,261
Total liabilities(7)	96,247	85,434	86,411	78,096	67,998
Shareholders’ equity	7,925	7,687	6,702	7,288	6,450

(1)             During 2006 and 2005, we recorded non-recurring separation costs as a result of our separation from American Express. During the year ended December 31, 2006 and 2005, $361 million ($235 million after-tax) and $293 million ($191 million after-tax), respectively, of such costs were incurred. These costs were primarily associated with establishing the Ameriprise Financial brand, separating and reestablishing our technology platforms and advisor and employee retention programs.

(2)             Effective January 1, 2004, we adopted American Institute of Certified Public Accountants Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts,” which resulted in a cumulative effect of accounting change that reduced first quarter 2004 results by $71 million, net of tax.

(3)             The consolidation of variable interest entities in December 2003 resulted in a cumulative effect of accounting change that reduced 2003 net income through a non-cash charge of $13 million, net of tax.

(4)             Derived from our audited Consolidated Financial Statements.

(5)             Derived from unaudited consolidated financial statements.

(6)             Total assets as of December 31, 2004, 2003 and 2002 include assets of discontinued operations of $5,873 million, $4,807 million and $4,829 million, respectively.

(7)             Total liabilities as of December 31, 2004, 2003 and 2002 include liabilities of discontinued operations of $5,631 million, $4,579 million and $4,575 million, respectively.

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

AMEX Assurance Company—A legal entity owned by IDS Property Casualty Insurance Company (“IDS Property Casualty”) that offers travel and other card insurance to American Express Company (“American Express”) customers. This business prior to our separation from American Express had historically been reported in the Travel Related Services segment of American Express. Under the separation agreement, 100% of this business was ceded to an American Express subsidiary in return for an arm’s length ceding fee. We expect to sell the legal entity of AMEX Assurance to American Express on or before September 30, 2007 for a fixed price equal to the net book value of AMEX Assurance.

Auto and Home Insurance—Personal auto and home protection products marketed directly to customers through marketing affiliates such as Costco Wholesale Corporation, Delta Loyalty Management Services, Inc. and Ford Motor Credit Company. The Company sells these products through its auto and home subsidiary, IDS Property Casualty (doing business as Ameriprise Auto & Home Insurance).

Branded Advisor Clients—Individual, business or institutional clients that receive investment advice and other services from an employee of our company or franchisee-based financial advisor including Financial Service Center clients.

Cash Sales—Cash sales are the dollar value volume indicator that captures gross new cash inflows which generate product revenue streams to our company. This includes primarily “client limited” activity that results in an incremental increase in assets (owned, managed or administered) or premiums in-force (but doesn’t need to result in time of sales revenue), or activity that doesn’t increase assets or premiums in-force, but generates “fee revenue” (e.g., related transactions such as Financial Planning Fees).

Client Group—In general, a client group consists of accounts for an individual, spouse or domestic partner and any accounts owned for, by or with the individual’s unmarried children under the age of 21.

Clients With a Financial Plan Percentage—The period-end number of current clients who have received a financial plan, or have entered into an agreement to receive and have paid for a financial plan, divided by the number of active retail client groups, serviced by branded employees, franchisee advisors and our company’s customer service organization.

Financial Plans Sold—The number of financial plans that, during the period, have been paid for and have been or will be provided to a client based on an agreement, less financial plans sold in prior periods not delivered within 14 months.

Gross Dealer Concession—An internal measure based upon the weighted average production of advisor activity used to represent financial results attributable to advisor activity and to determine advisor compensation.

Managed Assets—Managed assets includes client assets for which we provide investment management and other services, such as the assets of the RiverSource family of mutual funds, assets of institutional clients and assets held in our wrap accounts (retail accounts for which we receive a fee based on assets held in the account). Managed assets also include assets managed by sub-advisors selected by us. Managed assets do not include owned assets or administered assets. These assets are not reported on our Consolidated Balance Sheets.

Mass Affluent—Individuals with $100,000 to $1 million in investable assets.

Mass Affluent and Affluent Client Groups—Client groups with $100,000 or more in invested assets or comparable product values with our company.

Owned Assets—Owned assets include certain assets on our Consolidated Balance Sheets, principally investments in the general and separate accounts of our life insurance subsidiaries, as well as cash and cash equivalents, restricted and segregated cash and receivables.

Securities America—Securities America Financial Corporation is a corporation whose sole function is to hold the stock of its operating subsidiaries, Securities America, Inc. (“SAI”) and Securities America Advisors, Inc. (“SAA”). SAI is a registered broker-dealer and an insurance agency. SAA is an SEC registered investment advisor.

Total Clients—This is the sum of all individual, business and institutional clients.

Wrap Accounts—Wrap accounts enable our clients to purchase other securities such as mutual funds in connection with investment advisory fee-based “wrap account” programs or services. We offer clients the opportunity to select products that include proprietary and non-proprietary funds. We currently offer both discretionary and non-discretionary investment advisory wrap accounts. In a discretionary wrap account, an unaffiliated investment advisor or our investment management subsidiary, RiverSource Investments, LLC, chooses the underlying investments in the portfolio on behalf of the client. In a non-discretionary wrap account, the client chooses the underlying investments in the portfolio based, to the extent the client elects, in part or whole on the recommendations of their financial advisor. Investors in our wrap accounts generally pay an asset-based fee based on the assets held in their wrap accounts. These investors also pay any related fees or costs included in the underlying securities held in that account, such as underlying mutual fund operating expenses and Rule 12b-1 fees.

Performance Graph

The accompanying graph compares the cumulative 15 month total return of holders of Ameriprise Financial, Inc. common stock with the cumulative total returns of the S&P 500 Index, the S&P Financials line-of-business index and a Financial Services Composite Group of 17 companies listed in Note 1. The graph assumes that the value of the investment in our common stock, in each index, and in the Financial Services Composite Group (including reinvestment of dividends) was $100 on October 3, 2005 (when “regular way” trading in our common shares began on the New York Stock Exchange) and tracks it through December 31, 2006.

The S&P Financials line-of-business index includes several businesses that are not currently included in our Financial Services Composite Group. We believe the S&P Financials line-of-business index more closely matches our business lines and better reflects our company’s underlying economic drivers than the Financial Services Composite Group. As a result, we intend to use the S&P Financials line-of-business index in future performance graphs. The Financial Services Composite Group is included because it was contained in the graph in our proxy statement last year.

Comparison of 15 Month Cumulative Total Return*

Among Ameriprise Financial, Inc., the S&P 500 Index, the S&P Financials Index and a Financial Services Composite Group(1)

*	$100 invested on October 3, 2005 in stock or on September 30, 2005 in index, including reinvestment of dividends. Fiscal year ending December 31.

Copyright © 2007, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

www.researchdatagroup.com/S&P.htm

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

(1)

The Financial Services Composite Group includes the following 17 companies: Aflac Incorporated, Ameriprise Financial, Inc., The Bank of New York Company, Inc., Federated Investors, Inc., Franklin Resources, Inc., Janus Capital Group Inc., Legg Mason, Inc., Lincoln National Corporation, Mellon Financial Corporation, Metlife, Inc., Northern Trust Corporation, Principal Financial Group, Inc., Prudential Financial, Inc., State Street Corporation, T. Rowe Price Group, Inc., Torchmark Corporation and UnumProvident Corporation.

General Information

Executive Offices	Annual Meeting	Shareholder and Investor Inquiries
Ameriprise Financial, Inc. 707 2nd Avenue South Minneapolis, MN 55402 (612) 671-3131 Ameriprise Financial, Inc. 7 World Trade Center 250 Greenwich Street, Suite 3900 New York, NY 10007

The Annual Meeting of Shareholders of Ameriprise Financial will be held at the 707 2nd Avenue South, Minneapolis, MN 55402, on Wednesday, April 25, 2007, at 11 a.m., Central time. A written transcript or an audiocassette of the meeting will be available upon written request to the will be a modest charge to defray production and mailing costs.

Written shareholder inquiries may be sent to The Bank of New York, P. O. Box 11002, New York, NY 10286-1002 or to the Secretary’s Office, Ameriprise Financial,, 1098 Ameriprise Financial Center, Minneapolis, MN 55474.

Written inquiries from the investment community should be sent to Investor Relations at 243 Ameriprise Financial Center, Minneapolis, MN 55474.

Information Available to Shareholders	Shareholders	Trademarks and Service Marks

Copies of our on Form 10-K, proxy statement, press releases and other documents, as well as information on financial results and products and services, are available through the Ameriprise Financial website at ameriprise.com. Written copies of these materials, as well as a report of our contributions, are available upon written request to the above address.

As of February 15, 2007, there were approximately 30,150 shareholders of record.

The following trademarks and service marks of Ameriprise Financial, Inc., and its affiliates may appear in the report:

AmeripriseSM

Ameriprise FinancialSM

Dream Book SM

Dream > Plan > Track >SM

RiverSource Retirement PlusSM

RiverSourceSM

Stock Exchange Listing	Corporate Governance
New York Stock Exchange (Symbol: AMP)

Copies of the Ameriprise Financial Corporate Governance Guidelines, as well as the charters of the three standing committees of the Board of Directors and the Ameriprise Financial Company Code of Conduct, are available on the at ir.ameriprise.com. Copies of these materials also are available without charge upon written request to the listed above.

We filed with the Securities and Exchange Commission the Certifications of our chief executive officer and chief financial officer pursuant to section 302 of the Sarbanes-Oxley Act of 2002 as exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2006.

Independent Registered Public
Accounting Firm
Ernst & Young LLP Suite 1400 220 South 6th Street Minneapolis, MN 55402

Transfer Agent
The Bank of New York P. O. Box 11002 New York, NY 10286-1002 (866) 337-4999 (U.S. and Canada only) (212) 815-3700 (International) Email: AMPShareowners@bankofny.com