Form 10-K, Exhibit 13
period 2007-12-31
AMERIPRISE FINANCIAL INC
filed 2008-02-29
CIK 820027

Exhibit 13

[PORTIONS OF THE AMERIPRISE FINANCIAL, INC. 2007 ANNUAL REPORT TO SHAREHOLDERS]

26	Management’s Discussion and Analysis

49	Quantitative and Qualitative Disclosures About Market Risk

53	Forward-Looking Statements

54	Management’s Report on Internal Control Over Financial Reporting

55	Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

56	Report of Independent Registered Public Accounting Firm

57	Consolidated Statements of Income

58	Consolidated Balance Sheets

59	Consolidated Statements of Cash Flows

61	Consolidated Statements of Shareholders’ Equity

62	Notes to Consolidated Financial Statements

103	Consolidated Five-Year Summary of Selected Financial Data

105	Glossary of Selected Terminology

106	Performance Graph

107	General Information

Ameriprise Financial, Inc. 2007 Annual Report

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

Overview

We are engaged in providing financial planning, products and services that are designed to be utilized as solutions for our clients’ cash and liquidity, asset accumulation, income, protection and estate and wealth transfer needs. As of December 31, 2007, we had approximately 2.8 million individual, business and institutional clients and a network of more than 11,800 financial advisors and registered representatives (“affiliated financial advisors”). Our asset management, annuity, and auto and home protection products are also distributed outside of our affiliated financial advisors, through third party advisors and affinity relationships.

We strive to deliver solutions to our clients through an approach focused on building long term personal relationships. We offer financial planning and advice that aims to be responsive to our clients’ evolving needs and helps them achieve their identified financial goals by recommending clients’ actions and a range of product solutions consisting of investment, annuities, insurance, banking and other financial products that position our clients to realize a positive return or form of protection while accepting what they determine to be an appropriate range and level of risk. The financial product solutions we offer through our affiliated advisors include both our own products and services and products of other companies. Our financial planning and advisory process is designed to provide comprehensive advice, when appropriate, to address our clients’ cash and liquidity, asset accumulation, income, protection, and estate and wealth transfer needs. We believe that our focus on personal relationships, together with our strengths in financial planning and product development, allows us to better address our clients’ financial needs, including the financial needs of our primary target market segment, the mass affluent and affluent, which we define as households with investable assets of more than $100,000. This focus also puts us in a strong position to capitalize on significant demographic and market trends, which we believe will continue to drive increased demand for our financial planning and other financial services.

We have four main operating segments: Advice & Wealth Management, Asset Management, Annuities and Protection, as well as a Corporate & Other segment. Our four main operating segments are aligned with the financial solutions we offer to address our clients’ needs. The products and services we provide retail clients and, to a lesser extent, institutional clients, are the primary source of our revenues and net income. Revenues and net income are significantly impacted by the relative investment performance and the total value and composition of assets we manage and administer for our retail and institutional clients as well as the distribution fees we receive from other companies. These factors, in turn, are largely determined by overall investment market performance and the depth and breadth of our individual client relationships.

It is management’s priority to increase shareholder value over a multi-year horizon by achieving our on-average, over-time financial targets. We measure progress against these goals excluding the impact of our separation from American Express Company (“American Express”), specifically, non-recurring separation costs and AMEX Assurance Company (“AMEX Assurance”) results. Our financial targets, adjusted to exclude these impacts, are:

• Adjusted net revenue growth of 6% to 8%,

• Adjusted earnings per diluted share growth of 12% to 15%, and

• Adjusted return on equity of 12% to 15%.

For 2007, we met or exceeded our targets for annual adjusted net revenue growth, adjusted earnings per diluted share growth and adjusted return on equity growth, excluding the impact of the separation.

Our net revenues for 2007 were $8.7 billion, an increase of 8% over 2006. The strong revenue growth in 2007 primarily reflected growth in our fee-based businesses, including growth in management and financial advice fees and distribution fees, driven by continued strong net inflows in wrap accounts and annuity variable accounts, market appreciation and continued advisor productivity gains. These positives were partially offset by lower net investment income, driven by lower fixed annuity and certificate account balances.

Our consolidated net income for the year ended December 31, 2007 was $814 million, up $183 million, or 29%, from net income of $631 million for the year ended December 31, 2006. Our adjusted earnings, which exclude after-tax non-recurring separation costs from both 2007 and 2006, rose 12% to $968 million in 2007 from $866 million in 2006. Adjusted return on equity for the year ended December 31, 2007 rose to 12.6% from 11.8% for the year ended December 31, 2006.

We continue to establish Ameriprise Financial as a financial services leader as we focus on meeting the financial needs of the mass affluent and affluent, as evidenced by the growth in our mass affluent and affluent client base, continued leadership in financial planning, gains in advisor productivity, growth in our assets, and our strong corporate foundation. The number of our mass affluent and affluent client groups increased 5% since year end last year. While our franchisee advisors increased 1%, the total number of advisors decreased 6% from the prior year, as we hired fewer novice employee advisors, which reduced the costs of training advisors. Advisor productivity increased from the year-ago period as reflected by an 18% growth in net revenue per advisor compared to 2006. Our franchisee advisor retention as of December 31, 2007 remained consistent with the annual retention rate of 93% as of the end of 2006.

Our owned, managed and administered (“OMA”) assets increased to $480.2 billion at December 31, 2007, a net increase of 3% from December 31, 2006 OMA assets of $466.3 billion. Since December 31, 2006, we had net inflows in wrap accounts of $11.7 billion and net inflows in RiverSource annuity variable accounts of $4.9 billion. Our annuity fixed accounts had total net outflows of $2.9 billion since December 31, 2006, reflecting the current interest rate environment and our strategy to focus on products that offer a more attractive return on capital. RiverSource Funds had net inflows of $0.5 billion in 2007 compared to net outflows of $4.4 billion in 2006. This improvement was driven by increased sales and lower redemption rates in our branded advisor channel. Net outflows in RiverSource Funds in 2006 included $0.7 billion of outflow related to American Express repositioning its 401(k) offerings.

Significant Factors Affecting our Results of Operations and Financial Condition

Share Repurchase

In March 2007, our Board of Directors authorized the expenditure of up to $1.0 billion for the repurchase of shares of our common stock through March 15, 2009. This authorization was in addition to a Board authorization in March 2006 for the expenditure of up to $750 million for the repurchase of shares through the end of March 2008 and a Board authorization in January 2006 to repurchase up to 2 million shares by the end of 2006. During the years ended December 31, 2007 and 2006, we have purchased 15.9 million shares and 10.7 million shares, respectively, for an aggregate cost of $948 million and $470 million, respectively. As of December 31, 2007, we had purchased all shares under the January 2006 and March 2006 authorizations and have $418 million remaining under the March 2007 authorization.

Equity Markets and Interest Rates

Equity market and interest rate fluctuations can have a significant impact on our results of operations, primarily due to the effects they have on the asset management and other asset-based fees we earn, the “spread” income generated on our annuities, banking, and face amount certificate products and universal life (“UL”) insurance products, the value of deferred acquisition costs (“DAC”) and deferred sales inducement costs (“DSIC”), assets associated with variable annuity and variable UL products, the values of liabilities for guaranteed benefits associated with our variable annuities and the values of derivatives held to hedge these benefits.

For additional information regarding our sensitivity to equity risk and interest rate risk, see “Quantitative and Qualitative Disclosures About Market Risk.”

Sale of our Defined Contribution Recordkeeping Business

On June 1, 2006, our trust company subsidiary completed the sale of its defined contribution recordkeeping business for $66 million, recognizing a pretax gain of $36 million. The trust company continued to provide recordkeeping services through a transition period that ended in 2007. On December 31, 2007, the buyer of the business made a final payment of $25 million to the trust company that was based on the level of client revenues retained by the buyer 18 months from the sale closing date, resulting in a combined 2006 and 2007 pretax gain of $61 million. The administered assets transferred in connection with this sale were approximately $16.7 billion. Although our defined contribution recordkeeping business generated approximately $60 million in annual revenue, we experienced expense savings related to this sale, and the sale has not had a material impact on pretax income. We continued to manage approximately $10.5 billion of defined contribution assets under investment management only contracts, as of December 31, 2007.

Launch of Ameriprise Bank, FSB and Acquisition of Bank Deposits and Loans

In September 2006, we obtained our federal savings bank charter and launched Ameriprise Bank, FSB (“Ameriprise Bank”), a wholly owned subsidiary. In the second half of 2006, Ameriprise Bank acquired $493 million of customer loans and assumed $963 million of customer deposits from American Express Bank, FSB (“AEBFSB”), a subsidiary of American Express, and received cash of $470 million in connection with these transactions. Our consumer lending products include first mortgages, home equity loans, home equity lines of credit, investment secured loans and lines of credit and unsecured loans and lines of credit. We also offer stand-alone checking, savings and money market accounts and certificates of deposit. We believe these products play a key role in our Advice & Wealth Management business by offering our clients an FDIC-insured alternative to other cash products. They also provide pricing flexibility generally not available through money market funds.

Ameriprise Bank offers a suite of borrowing, cash management and personal trust products and services through branded advisor referrals and through our website. As we are currently building on our banking platform, we do not expect it to be a significant contributor to earnings in the near term.

Financing Arrangements

On May 26, 2006, we issued $500 million principal amount of junior subordinated notes due 2066 (“junior notes”). These junior notes carry a fixed interest rate of 7.518% for the first 10 years and a variable interest rate thereafter. These junior notes receive at least a 75% equity credit by the majority of our credit rating agencies for purposes of their calculation of our debt to total capital ratio. The net proceeds from the issuance were used for general corporate purposes.

Separation from American Express

On February 1, 2005, the American Express Board of Directors announced its intention to pursue the disposition of 100% of its shareholdings in our company (the “Separation”) through a tax-free distribution to American Express shareholders. Effective as of the close of business on September 30, 2005, American Express completed the Separation of our company and the distribution of our common shares to American Express shareholders (the “Distribution”). Prior to the Distribution, we had been a wholly owned subsidiary of American Express. Our separation from American Express resulted in specifically identifiable impacts to our consolidated results of operations and financial condition.

As of September 30, 2005, we entered into an agreement to sell the AMEX Assurance legal entity to American Express within two years after the Distribution for a fixed price equal to the net book value of AMEX Assurance as of the Distribution. The sale was completed on September 30, 2007 for a sale price of $115 million.

We have incurred $890 million of non-recurring separation costs since our separation from American Express. These costs were primarily associated with establishing the Ameriprise Financial brand, separating and reestablishing our technology platforms and advisor and employee retention programs. Our separation from American Express is complete.

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

Valuation of Investments

The most significant component of our investments is our Available-for-Sale securities, which we generally carry at fair value within our Consolidated Balance Sheets. The fair value of our Available-for-Sale securities at December 31, 2007 was primarily obtained from third-party pricing sources. We record unrealized securities gains (losses) in accumulated other comprehensive income (loss), net of income tax provision (benefit) and net of adjustments in other asset and liability balances, such as DAC, to reflect the expected impact on their carrying values had the unrealized securities gains (losses) been realized as of the respective balance sheet dates. At December 31, 2007, we had net unrealized pretax losses on Available-for-Sale securities of $316 million. We recognize gains and losses in results of operations upon disposition of the securities. We also recognize losses in results of operations when management determines that a decline in value is other-than-temporary. This determination requires the exercise of judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. We also consider the extent to which cost exceeds fair value and the duration of that difference and management’s judgment about the issuer’s current and prospective financial condition, as well as our ability and intent to hold until recovery. As of December 31, 2007, we had $509 million in gross unrealized losses that related to $17.8 billion of Available-for-Sale securities, of which $14.1 billion have been in a continuous unrealized loss position for 12 months or more. These investment securities had an overall ratio of 97% of fair value to amortized cost at December 31, 2007. As part of our ongoing monitoring process, management determined that a majority of the gross unrealized losses on these securities were attributable to changes in interest rates and credit spreads across asset classes. Additionally, because we have the ability as well as the intent to hold these securities for a time sufficient to recover our amortized cost, we concluded that none of these securities were other-than-temporarily impaired at December 31, 2007.

Deferred Acquisition Costs

For our annuity and life, disability income and long term care insurance products, our DAC balances at any reporting date are supported by projections that show management expects there to be adequate premiums or estimated gross profits after that date to amortize the remaining DAC balances. These projections are inherently uncertain because they require management to make assumptions about financial markets, anticipated mortality and morbidity levels and policyholder behavior over periods extending well into the future. Projection periods used for our annuity products are typically 10 to 25 years, while projection periods for our life, disability income and long term care insurance products are often 50 years or longer. Management regularly monitors financial market conditions and actual policyholder behavior experience and compares them to its assumptions.

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

For other life, disability income and long term care insurance products, the assumptions made in calculating our DAC balance and DAC amortization expense are consistent with those used in determining the liabilities and, therefore, are intended to provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC are not recoverable or if premium rates charged for the contract are changed. If management concludes that DAC are not recoverable, DAC are reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in our consolidated results of operations.

For annuity and life, disability income and long term care insurance products, key assumptions underlying these long term projections include interest rates (both earning rates on invested assets and rates credited to policyholder accounts), equity market performance, mortality and morbidity rates and the rates at which policyholders are expected to surrender their contracts, make withdrawals from their contracts and make additional deposits to their contracts. Assumptions about interest rates are the primary factor used to project interest margins, while assumptions about rates credited to policyholder accounts and equity market performance are the primary factors used to project client asset value growth rates, and assumptions about surrenders, withdrawals and deposits comprise projected persistency rates. Management must also make assumptions to project maintenance expenses associated with servicing our annuity and insurance businesses during the DAC amortization period.

The client asset value growth rate is the rate at which variable annuity and variable universal life insurance contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a regular basis. We use a mean reversion method as a guideline in setting near-term client asset value growth rates based on a long term view of financial market performance as well as actual historical performance. In periods when market performance results in actual contract value growth at a rate that is different than that assumed, we reassess the near-term rate in order to continue to project our best estimate of long term growth. The near-term growth rate is reviewed to ensure consistency with management’s assessment of anticipated equity market performance. DAC amortization expense recorded in a period when client asset value growth rates exceed our near-term estimate will typically be less than in a period when growth rates fall short of our near-term estimate. The long term client asset value growth rate is based on an equity return assumption of 8%, net of management fees, with adjustments made for fixed income allocations. If we increased or decreased our assumption related to this growth rate by 100 basis points, the impact on the DAC and DSIC balances would be an increase or decrease of approximately $37 million.

We monitor other principal DAC amortization assumptions, such as persistency, mortality, morbidity, interest margin and maintenance expense levels each quarter and, when assessed independently, each could impact our DAC balances. For example, if we increased or decreased our interest margin on our universal life insurance and on the fixed portion of our variable universal life insurance products by 10 basis points, the impact on the DAC balance would be an increase or decrease of approximately $4 million. Additionally, if we extended or reduced the amortization periods by one year for variable annuities to reflect changes in premium paying persistency and/or surrender assumptions, the impact on the DAC and DSIC balances would be an increase or decrease of approximately $24 million. The amortization impact of extending or reducing the amortization period any additional years is not linear.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions described previously. Unless management identifies a significant deviation over the course of the quarterly monitoring, management reviews and updates these DAC amortization assumptions annually in the third quarter of each year. An assessment of sensitivity associated with changes in any single assumption would not necessarily be an indicator of future results.

We adopted American Institute of Certified Public Accountants (“AICPA”) Statement of Position (“SOP”) 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”) on January 1, 2007. See Note 2 and Note 3 to our Consolidated Financial Statements for additional information about the effect of our adoption of SOP 05-1 and our accounting policies for the amortization and capitalization of DAC. In periods prior to 2007, our policy had been to treat certain internal replacement transactions as continuations and to continue amortization of DAC associated with the existing contract against revenues from the new contract. For details regarding the balances of and changes in DAC for the years ended December 31, 2007, 2006 and 2005 see Note 10 to our Consolidated Financial Statements.

Derivative Financial Instruments and Hedging Activities

We use derivative financial instruments to manage our exposure to various market risks. All derivatives are recorded at fair value. The fair value of our derivative financial instruments is determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market observable inputs to the extent available. In certain instances, the fair value includes structuring costs incurred at the inception of the transaction. The accounting for changes in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any. We primarily use derivatives as economic hedges that are not designated as accounting hedges or do not qualify for hedge accounting treatment. We occasionally designate derivatives as (1) hedges of changes in the fair value of assets, liabilities, or firm commitments (“fair value hedges”), (2) hedges of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedges”), or (3) hedges of foreign currency exposures of net investments in foreign operations (“net investment hedges in foreign operations”).

For derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges, changes in fair value are recognized in current period earnings, generally as a component of net investment income. These derivatives primarily provide economic hedges to equity market exposures. Examples include structured derivatives, options and futures that economically hedge the equity and interest rate components of derivatives embedded in certain annuity and certificate liabilities, equity swaps and futures that economically hedge exposure to price risk arising from proprietary mutual fund seed money investments and foreign currency forward contracts to economically hedge foreign currency transaction exposures.

For derivative financial instruments that qualify as fair value hedges, changes in the fair value of the derivatives, as well as of the corresponding hedged assets, liabilities or firm commitments, are recognized in current earnings. If a fair value hedge designation is removed or the hedge is terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings over the remaining life of the hedged item.

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are reported in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged item or transaction impacts earnings. Any ineffective portion of the gain or loss is reported currently in earnings as a component of net investment income. If a hedge designation is removed or a hedge is terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) may be recognized into earnings over the period that the hedged item impacts earnings. For any hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized in earnings immediately.

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

Income Tax Accounting

Income taxes, as reported in our Consolidated Financial Statements, represent the net amount of income taxes that we expect to pay to or receive from various taxing jurisdictions in connection with our operations. We provide for income taxes based on amounts that we believe we will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items. In the event that the ultimate tax treatment of items differs from our estimates, we may be required to significantly change the provision for income taxes recorded in our Consolidated Financial Statements.

In connection with the provision for income taxes, our Consolidated Financial Statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. Among our deferred tax assets is a significant deferred tax asset relating to capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes.

Our life insurance subsidiaries will not be able to file a consolidated U.S. federal income tax return with the other members of our affiliated group until 2010, which will result in net operating and capital losses, credits and other tax attributes generated by one group not being available to offset income earned or taxes owed by the other group during the period of non-consolidation. This lack of consolidation could affect our ability to fully realize certain of our deferred tax assets, including the capital losses.

We are required to establish a valuation allowance for any portion of our deferred tax assets that management believes will not be realized. It is likely that management will need to identify and implement appropriate planning strategies to ensure our ability to realize our deferred tax asset and avoid the establishment of a valuation allowance with respect to such assets. In the opinion of management, it is currently more likely than not that we will realize the benefit of our deferred tax assets, including our capital loss deferred tax asset; therefore, no such valuation allowance has been established.

Recent Accounting Pronouncements

For information regarding recent accounting pronouncements and their expected impact on our future consolidated results of operations or financial condition, see Note 3 to our Consolidated Financial Statements.

Sources of Revenues and Expenses

We earn revenues from fees received in connection with mutual funds, wrap accounts, assets managed for institutions and separate accounts related to our variable annuity and variable life insurance products. Our protection and annuity products generate revenues through premiums and other charges collected from policyholders and contractholders. We also earn investment income on owned assets supporting these products. We incur various operating costs, primarily compensation and benefits expenses, the majority of which are related to compensating our distribution channel, interest credited to fixed annuities and provision for losses and benefits for annuities, banking and protection products. For information regarding the components of revenues and expenses, see Note 2 to our Consolidated Financial Statements.

Our Segments

On December 3, 2007, we announced a change in our reportable segments. The revised presentation of previously reported segment data has been applied retroactively to all periods presented in this Annual Report. During the fourth quarter of 2007 we completed the implementation of an enhanced transfer pricing methodology and expanded our segment presentation from three to five segments to better align with the way the Chief Operating Decision Maker views the business. This facilitates greater transparency of the relationships between the businesses and better comparison to other industry participants in the retail advisor distribution, asset management, insurance and annuity industries. In addition, we changed the format of our Consolidated Statements of Income and made reclassifications to enhance transparency. We also made reclassifications on our Consolidated Balance Sheets to better align the financial statement captions with the key drivers of the business. These reclassifications did not result in any changes to consolidated net income or shareholders’ equity. A narrative description of our enhanced transfer pricing methodology is presented in Note 26 to our Consolidated Financial Statements, and a summarization of the various reclassifications made to previously reported balances is presented in Note 1 to our Consolidated Financial Statements.

Our five segments are Advice & Wealth Management, Asset Management, Annuities, Protection and Corporate & Other. Prior to this change, we reported results for three segments; Asset Accumulation and Income, Protection and Corporate and Other. The change from three segments to five is primarily the division of the former Asset Accumulation and Income segment into the Advice & Wealth Management, Asset Management and Annuities segments.

Our Advice & Wealth Management segment provides financial planning and advice as well as full service brokerage and banking services, primarily to retail clients, through our affiliated financial advisors. Our affiliated advisors utilize a diversified selection of both proprietary and non-proprietary products to help clients meet their financial needs. A significant portion of revenues in this segment is fee-based, driven by the level of client assets, which is impacted by both market movements and net asset flows. We also earn net investment income on owned assets primarily from certificate and banking products. This segment earns revenues (distribution fees) for distributing non-proprietary products and earns intersegment revenues (distribution fees) for distributing our proprietary products and services to our retail clients. Intersegment expenses for this segment include expenses for investment management services provided by our Asset Management segment.

Our Asset Management segment provides investment advice and investment products to retail and institutional clients. RiverSource Investments predominantly provides U.S. domestic products and services and Threadneedle Investments predominantly provides international investment products and services. U.S. domestic retail products are primarily distributed through our Advice & Wealth Management segment, and also through unaffiliated advisors. International retail products are primarily distributed through third parties. Products accessed by consumers on a retail basis include mutual funds, variable product funds underlying insurance and annuity separate accounts, separately managed accounts and collective funds. Asset Management products are also distributed directly to institutions through an institutional sales force. Institutional asset management products include traditional asset classes separate accounts, collateralized loan obligations, hedge funds and property funds. Revenues in this segment are primarily earned as fees based on managed asset balances, which are impacted by both market movements and net asset flows. This segment earns intersegment revenue for investment management services. Intersegment expenses for this segment include distribution expenses for services provided by our Advice & Wealth Management, Annuities and Protection segments.

Our Annuities segment provides RiverSource Life variable and fixed annuity products to retail clients, primarily distributed through our affiliated financial advisors, and to the retail clients of unaffiliated advisors through third-party distribution. Revenues for our variable annuity products are primarily earned as fees based on underlying account balances, which are impacted by both market movements and net asset flows. Revenues for our fixed annuity products are primarily earned as net investment income on assets supporting fixed account balances, with profitability significantly impacted by the spread between net investment income earned and interest credited on the fixed account balances. We also earn net investment income on owned assets supporting reserves for immediate annuities and for certain guaranteed benefits offered with variable annuities and on capital supporting the business. Intersegment revenues for this segment reflect fees paid by our Asset Management segment for marketing support and other services provided in connection with the availability of RiverSource Funds under the variable annuity contracts. Intersegment expenses for this segment include distribution expenses for services provided by our Advice & Wealth Management segment, as well as expenses for investment management services provided by our Asset Management segment.

Our Protection segment provides a variety of protection products to address the identified protection and risk management needs of our retail clients including life, disability income and property-casualty insurance. Life and disability income products are primarily distributed through our branded advisors. Our property-casualty products are sold direct, primarily through affinity relationships. We issue insurance policies through our life insurance subsidiaries and IDS Property Casualty and its subsidiary, Ameriprise Insurance Company. The primary sources of revenues for this segment are premiums, fees, and charges that we receive to assume insurance-related risk. We earn net investment income on owned assets supporting insurance reserves and capital supporting the business. We also receive fees based on the level of assets supporting variable universal life separate account balances. This segment earns intersegment revenues from fees paid by our Asset Management segment for marketing support and other services provided in connection with the availability of RiverSource Funds under the variable universal life contracts. Intersegment expenses for this segment include distribution expenses for services provided by our Advice & Wealth Management segment, as well as expenses for investment management services provided by our Asset Management segment.

Our Corporate & Other segment consists of net investment income on corporate level assets, including excess capital held in RiverSource Life and other unallocated equity and other revenues from various investments as well as unallocated corporate expenses. This segment also included non-recurring costs in 2007, 2006 and 2005 associated with our separation from American Express.

Each segment records revenues and expenses as if they were each a stand-alone business using our enhanced transfer pricing methodology. Transfer pricing uses market-based arm’s length transfer pricing rates for specific services provided. Costs related to shared services are allocated to the segments based on their usage of the services provided based on a rate times volume or fixed bid basis.

The largest source of intersegment revenues and expenses is retail distribution services, for which segments are charged an arm’s length market rate for distribution through our Advice & Wealth Management segment. The Advice & Wealth Management segment provides distribution services for proprietary and non-proprietary products and services. The Asset Management segment provides investment management services for our owned assets and client assets, and accordingly charges investment and advisory management fees to the other segments.

Non-GAAP Financial Information

We follow accounting principles generally accepted in the United States (“GAAP”). This report includes information on both a GAAP and non-GAAP basis. The non-GAAP presentation in this report excludes items that are a direct result of the Separation and Distribution, which consist of discontinued operations, AMEX Assurance and non-recurring separation costs. Certain of our key non-GAAP financial measures include:

•	adjusted net revenues or net revenues excluding AMEX Assurance;
•	adjusted earnings or income from continuing operations excluding non-recurring separation costs and AMEX Assurance;
•	adjusted earnings per diluted share; and
•

return on equity excluding the impact of our separation from American Express, or adjusted return on equity, using as the numerator adjusted earnings for the last 12 months and as the denominator a five-point average of equity excluding equity allocated to expected non-recurring separation costs as of the last day of the preceding four quarters and the current quarter.

Management believes that the presentation of these non-GAAP financial measures best reflects the underlying performance of our ongoing operations and facilitates a more meaningful trend analysis. These non-GAAP measures are also used for goal setting, certain compensation related to our annual incentive award program and evaluating our performance on a basis comparable to that used by securities analysts.

A reconciliation of non-GAAP measures is as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Consolidated Income Data
Net revenues	$8,654	$8,020	$7,396
Less: AMEX Assurance revenues	—	—	138
Adjusted net revenues	$8,654	$8,020	$7,258

Net income	$814	$631	$574
Less: Income from discontinued operations, net of tax	—	—	16
Add: Separation costs, after-tax(1)	154	235	191
Less: AMEX Assurance net income	—	—	56
Adjusted earnings	$968	$866	$693

Weighted average diluted shares	239.9	248.5	247.2
Adjusted earnings per diluted share	$4.03	$3.48	$2.80

Separation costs	$236	$361	$293
Less: Tax benefit attributable to separation costs(1)	82	126	102
Separation costs, after-tax(1)	$154	$235	$191

(1)              For this non-GAAP presentation of separation costs, after-tax is calculated using the statutory tax rate of 35%, adjusted for permanent differences, if any.

	Years Ended December 31,
	2007	2006
	(in millions, except percentages)
Return on Equity
Return on equity	10.5%	8.3%

Net income	$814	$631
Add: Separation costs, after-tax(1)	154	235
Adjusted earnings	$968	$866

Equity	$7,765	$7,588
Less: Equity allocated to expected separation costs	58	273
Adjusted equity	$7,707	$7,315

Adjusted return on equity	12.6%	11.8%

(1)              For this non-GAAP presentation of separation costs, after-tax is calculated using the statutory tax rate of 35%, adjusted for permanent differences, if any.

Owned, Managed and Administered Assets

Owned assets include certain assets on our Consolidated Balance Sheets for which we do not provide investment management services and do not recognize management fees, such as investments in non-proprietary funds held in the separate accounts of our life insurance subsidiaries, as well as restricted and segregated cash and receivables.

Managed assets include managed external client assets and managed owned assets. Managed external client assets include client assets for which we provide investment management services, such as the assets of the RiverSource family of mutual funds, assets of institutional clients and client assets held in wrap accounts. Managed external client assets also include assets managed by sub-advisors selected by us. Managed external client assets are not reported on our Consolidated Balance Sheets. Managed owned assets include certain assets on our Consolidated Balance Sheets for which we provide investment management services and recognize management fees, such as the assets of the general account and RiverSource Variable Product funds held in the separate accounts of our life insurance subsidiaries.

Administered assets include assets for which we provide administrative services such as client assets invested in other companies’ products that we offer outside of our wrap accounts. These assets include those held in clients’ brokerage accounts. We do not exercise management discretion over these assets and do not earn a management fee. These assets are not reported on our Consolidated Balance Sheets.

We earn management fees on our owned separate account assets based on the market value of assets held in the separate accounts. We record the income associated with our owned investments, including net realized gains and losses associated with these investments and other-than-temporary impairments on these investments, as net investment income. For managed assets, we receive management fees based on the value of these assets. We generally report these fees as management and financial advice fees. We may also receive distribution fees based on the value of these assets. We generally record fees received from administered assets as distribution fees.

Fluctuations in our owned, managed and administered assets impact our revenues. Our owned, managed and administered assets are impacted by net flows of client assets and market movements. Owned assets are also affected by changes in our capital structure. In 2007, RiverSource managed assets had $6.0 billion in net outflows compared to net outflows of $9.0 billion during 2006. Threadneedle Asset Management Holdings Limited (“Threadneedle”) managed assets had $21.1 billion in net outflows in 2007 compared to net outflows of $8.1 billion in 2006. Our wrap accounts had net inflows of $11.7 billion in 2007 compared to net inflows of $10.9 billion in 2006.

Threadneedle acquired Convivo Capital Management Limited on October 1, 2007, improving our alternative investment capabilities.

The following table presents detail regarding our owned, managed and administered assets:

	Years Ended December 31,
	2007	2006	Change
	(in billions, except percentages)
Owned Assets	$39.6	$33.8	17%
Managed Assets(1):
RiverSource	157.9	158.1	—
Threadneedle	134.4	141.4	(5)
Wrap account assets	93.9	76.4	23
Eliminations(2)	(16.6)	(12.4)	(34)
Total Managed Assets	369.6	363.5	2
Administered Assets	71.0	69.0	3
Total Owned, Managed and Administered Assets	$480.2	$466.3	3

(1)              Includes managed external client assets and managed owned assets.

(2)              Includes eliminations for RiverSource mutual fund assets included in wrap account assets and RiverSource assets sub-advised by Threadneedle.

Consolidated Results of Operations

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following table presents our consolidated results of operations for the years ended December 31, 2007 and 2006.

	Years Ended December 31,
	2007	2006	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$3,238	$2,700	$538	20%
Distribution fees	1,762	1,569	193	12
Net investment income	2,122	2,247	(125)	(6)
Premiums	1,063	1,070	(7)	(1)
Other revenues	724	707	17	2
Total revenues	8,909	8,293	616	7
Banking and deposit interest expense	255	273	(18)	(7)
Total net revenues	8,654	8,020	634	8

Expenses
Distribution expenses	2,057	1,728	329	19
Interest credited to fixed accounts	850	968	(118)	(12)
Benefits, claims, losses and settlement expenses	1,274	1,113	161	14
Amortization of deferred acquisition costs	551	472	79	17
Interest and debt expense	112	101	11	11
Separation costs	236	361	(125)	(35)
General and administrative expense	2,558	2,480	78	3
Total expenses	7,638	7,223	415	6
Pretax income	1,016	797	219	27
Income tax provision	202	166	36	22
Net income	$814	$631	$183	29

Overall

Consolidated net income for 2007 was $814 million, up $183 million from $631 million for 2006. This income growth reflected strong growth in fee-based businesses driven by net inflows in wrap accounts and variable annuities, market appreciation and continued advisor productivity gains. Also contributing to our income growth was a decline of $125 million in our non-recurring separation costs. These positives were partially offset by higher distribution expenses which reflect the higher levels of assets under management and overall business growth, as well as increased benefits, claims, losses and settlement expenses which are due to market volatility on variable annuity living benefit reserves, which were partially offset by related hedges in net investment income.

Income in both 2007 and 2006 was impacted by non-recurring separation costs of $236 million and $361 million, respectively ($154 million and $235 million, respectively, after-tax). The impact of our annual third quarter detailed review of DAC and the related valuation assumptions (“DAC unlocking”) was a net pretax expense of $30 million ($20 million after-tax) in 2007, compared to a net benefit of $25 million ($16 million after-tax) in 2006.

Net revenues

Our revenue growth in management and financial advice fees was primarily driven by the growth in our fee-based businesses. Management and financial advice fees increased in 2007 to $3.2 billion, up $538 million, or 20%, from $2.7 billion in 2006. Wrap account assets grew 23% and variable annuity account assets increased 16% over the prior year driven by strong net inflows and market appreciation. Overall, managed assets increased 2% over the prior year period.

Distribution fees for 2007 were $1.8 billion, up $193 million, or 12%, from 2006 driven by strong advisor cash sales, up 3% from 2006, higher asset balances, an increase in the sale of direct investments, as clients had more products available to choose from and strong net inflows into wrap accounts. Distribution fees were also positively impacted by market appreciation.

Net investment income for 2007 decreased $125 million from 2006, primarily driven by decreased volume in annuity fixed accounts and certificates, partially offset by an increase in net investment income attributable to hedges for variable annuity living benefits, net investment income related to Ameriprise Bank and a $22 million decrease in the allowance for loan losses on commercial mortgage loans. Included in net investment income are net realized investment gains on Available-for-Sale securities of $44 million and $51 million for 2007 and 2006, respectively. Net realized investment gains in 2006 included a gain of $23 million related to recoveries on WorldCom securities. Net investment income related to derivatives used to hedge certain expense line items increased $82 million, which included a $114 million increase related to derivatives used to hedge benefits, claims, losses and settlement expenses for variable annuity living benefits and a $32 million decrease related to derivatives used to hedge interest credited expenses for equity indexed annuities and banking and deposit interest expense for stock market certificates.

Premiums in 2007 decreased $7 million, or 1%, to $1.1 billion. This decrease was attributable to a decline in premiums related to immediate annuities with life contingencies, partially offset by increases in auto and home insurance premiums resulting from increased policy counts.

Other revenues in 2007 increased $17 million, or 2%, to $724 million. This increase was due to the deconsolidation of a variable interest entity, resulting in $68 million in other revenues, and higher fees from variable annuity rider charges and cost of insurance charges for variable universal life (“VUL”) and UL products. These increases were partially offset by decreases in other revenues related to certain consolidated limited partnerships and proceeds of $25 million in 2007, compared to $66 million in 2006, received from the sale of our defined contribution recordkeeping business.

Banking and deposit interest expense in 2007 decreased $18 million, or 7%. This decrease was due primarily to a decrease in certificate sales and balances, offset partially by the full year impact of Ameriprise Bank and higher rates of interest paid on certificates.

Expenses

Total expenses reflect an increase in distribution expenses, benefits, claims, losses and settlement expenses, the amortization of DAC, the impact of DAC unlocking and general and administrative expense. These increases were partially offset by decreases in separation costs and interest credited to fixed accounts.

In 2007, we recorded net expense from DAC unlocking of $30 million, primarily comprised of $16 million in DAC amortization expense and a $14 million increase in benefits, claims, losses and settlement expenses. In 2006, we recorded a net benefit from DAC unlocking of $25 million, primarily comprised of a $38 million benefit in DAC amortization expense, a $12 million increase in benefits, claims, losses and settlement expenses and a $1 million decrease in contract and policy charges and other fees. The DAC unlocking net expense of $30 million in 2007 consisted of a $35 million increase in expense from updating product persistency assumptions, a $13 million decrease in expense from updating assumptions related to separate account fee levels and net variable annuity rider charges and an $8 million increase in expense from updating all other assumptions. The DAC unlocking net benefit in 2006 primarily reflected a $25 million benefit from modeling increased product persistency and a $15 million benefit from modeling improvements in mortality, offset by negative impacts of $8 million from modeling lower variable product fund fee revenue and $8 million from model changes related to variable life second to die insurance.

Distribution expenses increased $329 million, or 19%. The increase primarily reflected higher commissions paid driven by overall business growth and increases in advisor productivity, as reflected by 18% growth in net revenue per advisor and higher assets under management.

Interest credited to fixed accounts reflected a decrease related to annuities of $114 million primarily attributable to the continued decline in balances in fixed annuities and the fixed portion of variable annuities.

Benefits, claims, losses and settlement expenses increased $161 million, or 14%. The cost of providing for guaranteed benefits associated with our variable annuity living benefits increased by $213 million, primarily due to changes in financial market factors.

The increase in variable annuity living benefit costs was partially offset by a $6 million related change in DSIC, $23 million in lower VUL/UL claims and a $41 million decrease in benefit provisions for life contingent immediate annuities. The impact of DAC unlocking was an increase of $14 million in benefits, claims, losses and settlement expenses in 2007, compared to $12 million in 2006.

The increase in DAC amortization in 2007 reflected the impact of DAC unlocking related to amortization in each year. DAC unlocking resulted in an increase of $16 million in DAC amortization expense in 2007 compared to a decrease of $38 million in 2006. In addition, underlying increases to DAC amortization in 2007 were due to growth in business volumes and the recurring impact of adopting SOP 05-1, partially offset by a decrease in the amortization of DAC driven by the mark-to-market impact of variable annuity guaranteed living benefit riders.

The increase in interest and debt expense in 2007 was due to the issuance of $500 million of junior notes in May 2006.

Separation costs incurred in 2007 were primarily associated with separating and reestablishing our technology platforms. In 2006, these costs were primarily associated with separating and reestablishing our technology platforms and establishing the Ameriprise Financial brand. All separation costs have been incurred as of December 31, 2007.

General and administrative expense in 2007 relative to 2006 increased 3%, or $78 million, to $2.6 billion as a result of increased expense related to professional and consultant fees representing increased spending on investment initiatives, expenses related to Ameriprise Bank, increased hedge fund performance compensation and an increase in technology related costs, partially offset by a decrease in expense in 2007 related to our defined contribution recordkeeping business which we sold in the second quarter of 2006.

Income Taxes

Our effective tax rate decreased to 19.9% in 2007 from 20.8% in 2006 primarily due to the impact of a $16 million tax benefit related to the finalization of certain income tax audits and a $19 million tax benefit relating to our plan to begin repatriating earnings of certain Threadneedle entities through dividends partially offset by lower levels of tax advantaged items relative to the level of pretax income.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61 in which it announced that it intends to issue regulations with respect to certain computational aspects of the Dividends Received Deduction (“DRD”) related to separate account assets held in connection with variable contracts of life insurance companies and has added the project to the 2007-2008 Priority Guidance Plan. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time, but they may result in the elimination of some or all of the separate account DRD tax benefit that we receive. Management believes that it is likely that any such regulations would apply prospectively only. For the twelve months ended December 31, 2007, we recorded a benefit of approximately $46 million related to the current year’s separate account DRD.

Results of Operations by Segment

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following tables present summary financial information by segment and reconciliation to consolidated totals derived from Note 26 to our Consolidated Financial Statements for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
	2007	Percent Share of Total	2006	Percent Share of Total
	(in millions, except percentages)
Total net revenues
Advice & Wealth Management	$3,813	44%	$3,335	42%
Asset Management	1,762	20	1,751	22
Annuities	2,304	27	2,196	27
Protection	1,985	23	1,891	24
Corporate & Other	24	—	28	—
Eliminations	(1,234)	(14)	(1,181)	(15)
Total net revenues	$8,654	100%	$8,020	100%

Total expenses
Advice & Wealth Management	$3,528	46%	$3,139	43%
Asset Management	1,455	19	1,498	21
Annuities	1,881	25	1,732	24
Protection	1,500	19	1,457	20
Corporate & Other	508	7	578	8
Eliminations	(1,234)	(16)	(1,181)	(16)
Total expenses	$7,638	100%	$7,223	100%

Pretax income (loss)
Advice & Wealth Management	$285	28%	$196	25%
Asset Management	307	30	253	32
Annuities	423	42	464	58
Protection	485	48	434	54
Corporate & Other	(484)	(48)	(550)	(69)
Pretax income	$1,016	100%	$797	100%

Advice & Wealth Management

Our Advice & Wealth Management segment provides financial planning and advice, as well as full service brokerage and banking services, primarily to retail clients, through our financial advisors. Our affiliated advisors utilize a diversified selection of both proprietary and non-proprietary products to help clients meet their financial needs.

The following table presents the results of operations of our Advice & Wealth Management segment for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
	2007	2006	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$1,350	$1,080	$270	25%
Distribution fees	2,218	2,034	184	9
Net investment income	405	405	—	—
Other revenues	76	62	14	23
Total revenues	4,049	3,581	468	13
Banking and deposit interest expense	236	246	(10)	(4)
Total net revenues	3,813	3,335	478	14

Expenses
Distribution expenses	2,349	2,068	281	14
General and administrative expense	1,179	1,071	108	10
Total expenses	3,528	3,139	389	12
Pretax income	$285	$196	$89	45

Our Advice & Wealth Management segment reported pretax income of $285 million in 2007, up from $196 million in 2006.

Net revenues

Net revenues were $3.8 billion, an increase of $478 million, or 14%. Management and financial advice fees increased $270 million, or 25%, in 2007 as compared to 2006. The increase was led by net increases in wrap account assets of 23% from December 31, 2006 to December 31, 2007 and an increase in planning fees due to accelerated financial plan delivery standards. The growth in distribution fees of $184 million, or 9% from 2006, reflected an increase in cash sales and market appreciation. Net investment income was flat compared to 2006 as an increase attributable to a full year of activity from Ameriprise Bank was offset by lower average account balances in certificate products and the impact of hedges for stock market certificates. Banking and deposit interest expense decreased $10 million as decreases in certificate sales and balances and the impact of options hedging the stock market certificates were offset in part by an increase related to a full year of activity of Ameriprise Bank and higher rates of interest paid on certificates.

Expenses

Total expenses increased $389 million, or 12%. The increase in distribution expenses reflects higher commissions paid driven by increased sales volumes and higher assets under management. General and administrative expense increased due to higher staffing and vendor costs related to a full year of activity of Ameriprise Bank and increases in professional, consulting and technology fees, partially offset by a decline in legal and regulatory costs.

Asset Management

Our Asset Management segment provides investment advice and investment products to retail and institutional clients.

The following table presents the results of operations of our Asset Management segment for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
	2007	2006	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$1,362	$1,221	$141	12%
Distribution fees	322	336	(14)	(4)
Net investment income	48	63	(15)	(24)
Other revenues	50	157	(107)	(68)
Total revenues	1,782	1,777	5	—
Banking and deposit interest expense	20	26	(6)	(23)
Total net revenues	1,762	1,751	11	1

Expenses
Distribution expenses	464	415	49	12
Amortization of deferred acquisition costs	33	52	(19)	(37)
General and administrative expense	958	1,031	(73)	(7)
Total expenses	1,455	1,498	(43)	(3)
Pretax income	$307	$253	$54	21

Our Asset Management segment pretax income was $307 million in 2007, up $54 million, or 21%, from $253 million in 2006.

Net revenues

Net revenues increased $11 million, or 1%, in 2007 compared to 2006. Management and financial advice fees increased $141 million, or 12%, driven by market appreciation and positive flows in retail funds, the impact of market appreciation on Threadneedle assets, as well as an increase in Threadneedle hedge fund performance fees. Management and financial advice fees in 2006 included $27 million related to revenues from our defined contribution recordkeeping business that we sold in the second quarter of 2006. The expenses from the sale of our defined contribution recordkeeping business are primarily reflected in general and administrative expense in 2006. Distribution fees decreased slightly due to the continued trend of client movement into wrap accounts which have lower up-front fees. Net investment income declined due to a decrease in interest income and a decline in the value of seed money investments. Other revenues declined due to a decrease in revenue related to certain consolidated limited partnerships and a decrease of $41 million for proceeds received from the sale of our defined contribution recordkeeping business in 2006.

Expenses

Total expenses decreased $43 million, or 3%. The increase in distribution expenses reflects higher distribution fees and marketing support costs driven by higher assets under management in RiverSource Funds. The decline in the amortization of DAC was driven by decreased B share sales resulting in fewer deferred commissions to be amortized. General and administrative expense, which primarily reflected allocated corporate and support function costs, increased as a result of Threadneedle hedge fund performance fee expense, professional fees and an increase in technology costs. These increases were more than offset by a decline in expense related to certain consolidated limited partnerships as well as a decrease in expense in 2007 related to our defined contribution recordkeeping business, which we sold in the second quarter of 2006.

Annuities

Our Annuities segment provides RiverSource Life variable and fixed annuity products to our retail clients primarily through our Advice & Wealth Management segment and to the retail clients of unaffiliated advisors through third-party distribution.

The following table presents the results of operations of our Annuities segment for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
	2007	2006	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$510	$392	$118	30%
Distribution fees	267	213	54	25
Net investment income	1,294	1,403	(109)	(8)
Premiums	95	138	(43)	(31)
Other revenues	138	50	88	#
Total revenues	2,304	2,196	108	5
Banking and deposit interest expense	—	—	—	—
Total net revenues	2,304	2,196	108	5

Expenses
Distribution expenses	194	158	36	23
Interest credited to fixed accounts	709	823	(114)	(14)
Benefits, claims, losses and settlement expenses	424	261	163	62
Amortization of deferred acquisition costs	318	287	31	11
General and administrative expense	236	203	33	16
Total expenses	1,881	1,732	149	9
Pretax income	$423	$464	$(41)	(9)

# Variance of 100% or greater.

Our Annuities segment pretax income was $423 million for 2007, down $41 million, or 9%, from $464 million for 2006.

Net revenues

Net revenues were $2.3 billion, an increase of $108 million, or 5%, in 2007 compared to 2006. Management and financial advice fees related to variable annuities increased in 2007, driven by positive flows and market appreciation. The increase in distribution fees was due primarily to an increase in marketing support payments driven by flows and market appreciation. These increases were partially offset by a decline in net investment income which was primarily attributable to declining average fixed account balances, partially offset by income related to guaranteed minimum withdrawal benefit (“GMWB”) and guaranteed minimum accumulation benefit (“GMAB”) hedges. The decline in premiums was attributable to lower volumes related to immediate annuities with life contingencies. The increase in other revenues was due to the deconsolidation of a variable interest entity, resulting in a gain of $49 million. Also contributing to the increase in other revenues was an increase in our guaranteed benefit rider fees on variable annuities, driven by volume increases.

Expenses

Total expenses increased $149 million, or 9%. The increase in distribution expenses reflected increased sales, and the increase in benefits, claims, losses and settlement expenses was due primarily to the unfavorable impact of markets on guaranteed benefits associated with our variable annuity business. The increase in amortization of DAC was due to growth in business volumes and the recurring impact of SOP 05-1, partially offset by a decrease in amortization driven by the mark-to-market impact of variable annuity guaranteed living benefit riders and the impact of DAC unlocking in 2007. General and administrative expense increased due to higher technology and overhead costs. The increases in expense were partially offset by a decrease in interest credited to fixed accounts, driven by declining accumulation values as well as decreases in life contingent immediate annuity benefit provisions.

Protection

Our Protection segment offers a variety of protection products to address the identified protection and risk management needs of our retail clients including life, disability income and property-casualty insurance.

The following table presents the results of operations of our Protection segment for the years ended December 31, 2007 and 2006.

	Years Ended December 31,
	2007	2006	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$68	$56	$12	21%
Distribution fees	102	96	6	6
Net investment income	361	355	6	2
Premiums	1,002	954	48	5
Other revenues	453	431	22	5
Total revenues	1,986	1,892	94	5
Banking and deposit interest expense	1	1	—	—
Total net revenues	1,985	1,891	94	5

Expenses
Distribution expenses	62	94	(32)	(34)
Interest credited to fixed accounts	141	145	(4)	(3)
Benefits, claims, losses and settlement expenses	850	852	(2)	—
Amortization of deferred acquisition costs	200	133	67	50
General and administrative expense	247	233	14	6
Total expenses	1,500	1,457	43	3
Pretax income	$485	$434	$51	12

Our Protection segment pretax income was $485 million for 2007, up $51 million, or 12%, from $434 million in 2006.

Net revenues

Net revenues were $2.0 billion, an increase of $94 million, or 5%, from $1.9 billion in 2006. This increase was the result of an increase in auto and home premiums, driven by higher policy counts, an increase in management and financial advice fees, driven by an increase in fees from our VUL/UL products, and an increase in other revenues which was due primarily to the deconsolidation of a variable interest entity, resulting in a gain of $19 million.

Expenses

Total expenses were $1.5 billion, an increase of $43 million, or 3%, from 2006. The increase was due to an increase in the amortization of DAC, which was largely the result of DAC unlocking. DAC unlocking resulted in an increase of $20 million in amortization expense in 2007, compared to a decrease of $52 million in 2006. Additionally, in 2006, $28 million of additional DAC amortization was recognized as a result of a DAC adjustment related to auto and home insurance products. Also contributing to the increase in expense was an increase in general and administrative expense, which was due to increased technology and overhead costs. These increases were partially offset by a decrease in distribution expenses, which was due primarily to an increase in capitalized expense.

Corporate & Other

The following table presents the results of operations of our Corporate & Other segment for the years ended December 31, 2007 and 2006:

	Years Ended December 31,
	2007	2006	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$1	$—	$1	# %
Net investment income	22	29	(7)	(24)
Other revenues	7	6	1	17
Total revenues	30	35	(5)	(14)
Banking and deposit interest expense	6	7	(1)	(14)
Total net revenues	24	28	(4)	(14)

Expenses
Distribution expenses	1	—	1	#
Interest and debt expense	112	101	11	11
Separation costs	236	361	(125)	(35)
General and administrative expense	159	116	43	37
Total expenses	508	578	(70)	(12)
Pretax loss	$(484)	$(550)	$66	12

# Variance of 100% or greater.

Our Corporate & Other pretax segment loss in 2007 was $484 million, an improvement of $66 million compared to a pretax segment loss of $550 million in 2006. The improvement was primarily due to a decrease in separation costs of $125 million, as the separation from American Express was completed in 2007. This improvement was offset partially by an increase in general and administrative expense which was the result of increased technology and overhead costs.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following table presents our consolidated results of operations for the years ended December 31, 2006 and 2005. The travel insurance and card related business of our AMEX Assurance subsidiary was ceded to American Express effective July 1, 2005. AMEX Assurance was deconsolidated on a GAAP basis effective September 30, 2005. The results of operations of AMEX Assurance that were consolidated during the year ended December 31, 2005 are also presented in the table below.

					AMEX
	Years Ended December 31,				Assurance
	2006	2005	Change		2005(1)(2)
	(in millions, except percentages)
Revenues
Management and financial advice fees	$2,700	$2,334	$366	16%	$3
Distribution fees	1,569	1,401	168	12	—
Net investment income	2,247	2,272	(25)	(1)	9
Premiums	1,070	1,129	(59)	(5)	127
Other revenues	707	500	207	41	(1)
Total revenues	8,293	7,636	657	9	138
Banking and deposit interest expense	273	240	33	14	—
Total net revenues	8,020	7,396	624	8	138

Expenses
Distribution expenses	1,728	1,465	263	18	34
Interest credited to fixed accounts	968	1,019	(51)	(5)	—
Benefits, claims, losses and settlement expenses	1,113	1,083	30	3	(12)
Amortization of deferred acquisition costs	472	431	41	10	17
Interest and debt expense	101	67	34	51	—
Separation costs	361	293	68	23	—
General and administrative expense	2,480	2,293	187	8	17
Total expenses	7,223	6,651	572	9	56
Pretax income from continuing operations	797	745	52	7	82
Income tax provision	166	187	(21)	(11)	26
Income from continuing operations	631	558	73	13	56
Income from discontinued operations, net of tax	—	16	(16)	#	—
Net income	$631	$574	$57	10	$56

# Variance of 100% or greater.

(1)      AMEX Assurance results of operations were consolidated in 2005 through September 30, 2005.

(2)      AMEX Assurance premiums in 2005 included $10 million in intercompany revenues related to errors and omissions coverage.

Overall

Consolidated net income for the year ended December 31, 2006 was $631 million, up $73 million from income from continuing operations of $558 million for the year ended December 31, 2005. This income growth was positively impacted by strong net inflows in wrap accounts and variable annuities, as well as market appreciation. These positives were partially offset by lower net investment income due to declining annuity fixed account and certificate balances, higher performance related management incentive compensation and increased interest expense from establishing an independent capital structure.  Income in both 2006 and 2005 was impacted by non-recurring separation costs of $361 million and $293 million, respectively ($235 million and $191 million, respectively, after-tax). Other significant items included in income for the years ended December 31, 2006 and 2005 were the impact of our annual third quarter DAC unlocking and the impact of certain legal and regulatory costs. The pretax benefit from DAC unlocking in 2006 was $25 million ($16 million after-tax), compared to a benefit of $67 million ($44 million after-tax) in 2005. Certain legal and regulatory costs were $74 million ($48 million after-tax) in 2006 compared to $140 million ($91 million after-tax) in 2005. Income in 2006 was also impacted by the deconsolidation of AMEX Assurance, which had $56 million in after-tax income in 2005.

Net revenues

Our revenue growth in management and financial advice fees was driven by the growth in our fee-based businesses, specifically, fees related to brokerage accounts increased $243 million in 2006, and fees related to annuities increased $94 million. Additionally, we had an increase of $17 million in management and financial advice fees due in part to increased Threadneedle revenues in 2006 as a result of higher market levels. These increases were partially offset by a decline in fees relative to 2005 of $37 million due to the sale of our defined contribution recordkeeping business in the second quarter of 2006.

Increased broker-dealer activity and advisor productivity continued to drive up distribution fees. Distribution fees in our brokerage business in 2006 increased $168 million over 2005, reflecting strong net inflows in wrap accounts and strong growth in sales of direct investments as well as market appreciation. The growth in brokerage revenues was partially offset by a decline in distribution fees related to RiverSource mutual funds of $15 million largely due to lower mutual fund asset balances. This shift is driven by clients migrating from transaction-based fee arrangements to asset-based fee arrangements, where the asset-based fees are paid over time and are included in management and financial advice fees. Distribution fees also increased due to an increase in 12b-1 fees which reflected higher levels of mutual fund assets.

Net investment income for the year ended December 31, 2006 decreased $25 million from the year ended December 31, 2005, primarily driven by lower average account balances in fixed annuities, the fixed portion of variable annuities and certificates. Included in net investment income were net realized investment gains of $51 million in 2006 compared to $66 million in 2005. Net realized investment gains in 2006 included a gain of $23 million related to recoveries on WorldCom securities. Net realized investment gains in 2005 included a $36 million net gain on the sale of our retained interests in a collateralized debt obligation (“CDO”) securitization trust. Net gains on trading securities and equity method investments in hedge funds were $20 million higher in 2006.

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

Other revenues in 2006 included $77 million related to the consolidation of certain limited partnerships holding client assets we manage and $66 million from the sale of our defined contribution recordkeeping business. The expenses related to the consolidated limited partnerships and the sale of our defined contribution recordkeeping business are primarily reflected in general and administrative expense. Other revenues in 2006 also reflect $18 million from recognizing previously deferred cost of insurance revenues. The balance of the increase in other revenues was primarily driven by increases in cost of insurance revenues for VUL and UL products and in variable annuity living benefit rider fees.

The increase in banking and deposit interest expense was driven by increases in interest expense related to the debt of a variable interest entity and bank deposits acquired in the second half of 2006. Interest credited for certificates increased as a result of higher short-term interest rates and, to a lesser extent, stock market appreciation, but were partially offset by a decrease in interest credited due to lower average certificate balances. The related benefit from economically hedging stock market certificates and equity indexed annuities is reflected in net investment income.

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

The increase in distribution expenses primarily reflects higher commissions paid driven by overall business growth as reflected by the 18% growth in gross dealer concession (“GDC”) and higher assets under management. Distribution expenses in 2005 included $34 million related to AMEX Assurance as well as the favorable impact of a $9 million ceding commission related to the assumption of errors and omissions (“E&O”) reserves from AMEX Assurance.

Interest credited to fixed accounts reflects a decrease of $64 million related to a continued decline in fixed annuity account balances.

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

The increase in interest and debt expense in 2006 reflects the higher cost of debt associated with establishing our long term capital structure after the Distribution. Our $1.6 billion of intercompany debt with American Express prior to the Distribution was replaced with $1.5 billion of senior notes. In addition, we issued $500 million of junior notes in May 2006. The senior and junior notes have higher interest costs than the intercompany debt. Interest expense in 2006 on the senior and junior notes was $75 million and $23 million, respectively, compared to interest expense in 2005 of $53 million on the intercompany debt and $8 million on the senior notes.

Separation costs incurred in 2006 were primarily associated with separating and reestablishing our technology platforms and establishing the Ameriprise Financial brand. Separation costs incurred in 2005 were primarily associated with advisor and employee retention programs, rebranding and technology.

General and administrative expense in 2006 included $70 million of expense of certain consolidated limited partnerships and $14 million of expense, primarily related to the write-down of capitalized software, associated with the sale of our defined contribution recordkeeping business in the second quarter of 2006. Certain legal and regulatory costs were $74 million in 2006 compared to $140 million in 2005, of which $100 million was related to the settlement of a consolidated securities class action lawsuit. We recorded $15 million of severance and other costs related to the sale of our defined contribution recordkeeping business and $25 million of other severance costs primarily related to our technology functions and ongoing reengineering initiatives to improve efficiencies in our business. Also contributing to the increase in general and administrative expense were higher costs associated with being an independent company, including higher management and administration costs, increased investment in the business, as well as higher performance-based compensation as a result of strong overall results and investment management performance. Offsetting these increases is a decline of $17 million of expense in 2005 related to the deconsolidation of AMEX Assurance.

Income Taxes

Our effective tax rate was 20.8% for 2006 compared to 25.1% for 2005. The lower effective tax rate in 2006 was primarily due to the impact of a $16 million tax benefit as a result of a change in the effective state income tax rate applied to deferred tax assets as a result of the Distribution, and a $13 million tax benefit related to the true-up of the tax return for the year 2005 partially offset by lower levels of tax advantaged items in 2006. Additionally, the effective tax rate in 2005 was impacted by a $20 million tax expense applicable to prior years.

Results of Operations by Segment

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

The following tables present summary financial information by segment and reconciliation to consolidated totals derived from Note 26 to our Consolidated Financial Statements for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
		Percent		Percent
		Share of		Share of
	2006	Total	2005	Total
	(in millions, except percentages)
Total net revenues
Advice & Wealth Management	$3,335	42%	$2,834	38%
Asset Management	1,751	22	1,609	22
Annuities	2,196	27	2,193	30
Protection	1,891	24	1,864	25
Corporate & Other	28	—	(30)	—
Eliminations	(1,181)	(15)	(1,074)	(15)
Total net revenues	$8,020	100%	$7,396	100%

Total expenses
Advice & Wealth Management	$3,139	43%	$2,816	42%
Asset Management	1,498	21	1,432	21
Annuities	1,732	24	1,703	26
Protection	1,457	20	1,370	21
Corporate & Other	578	8	404	6
Eliminations	(1,181)	(16)	(1,074)	(16)
Total expenses	$7,223	100%	$6,651	100%

Pretax income (loss)
Advice & Wealth Management	$196	25%	$18	2%
Asset Management	253	32	177	24
Annuities	464	58	490	66
Protection	434	54	494	66
Corporate & Other	(550)	(69)	(434)	(58)
Pretax income from continuing operations	$797	100%	$745	100%

Advice & Wealth Management

The following table presents the results of operations of our Advice & Wealth Management segment for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
	2006	2005	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$1,080	$837	$243	29%
Distribution fees	2,034	1,781	253	14
Net investment income	405	371	34	9
Other revenues	62	60	2	3
Total revenues	3,581	3,049	532	17
Banking and deposit interest expense	246	215	31	14
Total net revenues	3,335	2,834	501	18

Expenses
Distribution expenses	2,068	1,756	312	18
General and administrative expense	1,071	1,060	11	1
Total expenses	3,139	2,816	323	11
Pretax income	$196	$18	$178	#

# Variance of 100% or greater.

Our Advice & Wealth Management segment reported pretax segment income of $196 million in 2006, up from $18 million in 2005.

Net revenues

Management and financial advice fees increased $243 million, or 29%, in 2006 as compared to 2005. The increase was primarily the result of net increases in wrap account assets of 32% from December 31, 2005 to December 31, 2006. The growth in distribution fees of $253 million, or 14% from 2005, reflects the strong net inflows in wrap accounts and strong growth in sales of direct investments as well as market appreciation. Net investment income growth is primarily due to higher on-balance sheet deposit balances, in part due to the launch of Ameriprise Bank in the third quarter of 2006. This increase was partially offset by declining average account balances in certificate products. Banking and deposit interest expense increased $31 million of which $12 million relates to face-amount certificates.

Expenses

The increase in distribution expenses reflects higher commissions paid driven by strong sales activity and higher assets under management. General and administrative expense increased in 2006 due to increases in compensation expense, professional and other services and legal and regulatory costs. Offsetting these increases was expense of $100 million related to the settlement of a consolidated securities class action lawsuit in 2005.

Asset Management

The following table presents the results of operations of our Asset Management segment for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
	2006	2005	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$1,221	$1,204	$17	1%
Distribution fees	336	365	(29)	(8)
Net investment income	63	50	13	26
Other revenues	157	10	147	#
Total revenues	1,777	1,629	148	9
Banking and deposit interest expense	26	20	6	30
Total net revenues	1,751	1,609	142	9

Expenses
Distribution expenses	415	414	1	—
Amortization of deferred acquisition costs	52	79	(27)	(34)
General and administrative expense	1,031	939	92	10
Total expenses	1,498	1,432	66	5
Pretax income	$253	$177	$76	43

# Variance of 100% or greater.

Overall

Our Asset Management pretax segment income was $253 million in 2006, up $76 million, or 43%, from $177 million in 2005.

Net revenues

Net revenues increased $142 million, or 9%, in 2006 compared to 2005. Contributing to the increase was $77 million related to certain consolidated limited partnerships and $66 million of proceeds from the sale of our defined contribution recordkeeping business. The expenses from the sale of our defined contribution recordkeeping business are primarily reflected in general and administrative expense. Additionally, a slight increase in management and financial advice fees, resulting from higher average assets under management, as well as an increase in net investment income due to higher interest income associated with the consolidation of certain variable interest entities (“VIEs”), partially offset by an increase in banking and deposit interest expense, were offset by a decline in distribution fees related to RiverSource mutual funds which was largely due to lower mutual fund asset balances. This shift reflects an emerging preference of clients to migrate from transaction-based fee arrangements to asset-based fee arrangements, where the asset-based fees are paid over time and are included in management and financial advice fees.

Expenses

Total expenses increased $66 million, or 5%. In 2006, general and administrative expense, which primarily reflects allocated corporate and support function costs, included $70 million of expense related to the consolidation of certain limited partnerships and $30 million of costs associated with the sale of our defined contribution recordkeeping business in the second quarter of 2006. The sale related costs were offset by expense savings related to the defined contribution recordkeeping business following the sale. These expenses were partially offset by a decrease in the amortization of DAC due to decreased B share sales resulting in fewer deferred commissions to be amortized.

Annuities

The following table presents the results of operations of our Annuities segment for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
	2006	2005	Change
	(in millions, except percentages)
Revenues
Management and financial advice fees	$392	$298	$94	32%
Distribution fees	213	171	42	25
Net investment income	1,403	1,544	(141)	(9)
Premiums	138	151	(13)	(9)
Other revenues	50	30	20	67
Total revenues	2,196	2,194	2	—
Banking and deposit interest expense	—	1	(1)	—
Total net revenues	2,196	2,193	3	—

Expenses
Distribution expenses	158	93	65	70
Interest credited to fixed accounts	823	875	(52)	(6)
Benefits, claims, losses and settlement expenses	261	295	(34)	(12)
Amortization of deferred acquisition costs	287	244	43	18
General and administrative expense	203	196	7	4
Total expenses	1,732	1,703	29	2
Pretax income	$464	$490	$(26)	(5)

Overall

Our Annuities pretax segment income was $464 million for 2006, down $26 million, or 5%, from $490 million for 2005.

Net revenues

Net revenues increased slightly in 2006 compared to 2005. Management and financial advice fees related to variable annuities increased driven by higher levels of variable annuity account values, which increased 31% to $43.5 billion at December 31, 2006. The increase in distribution fees was due primarily to higher asset balances driven by flows and market appreciation. These increases were largely offset by a decline in net investment income which was primarily attributable to declining average fixed account balances, as well as a decrease in premiums related to immediate annuities with life contingencies.

Expenses

Total expenses increased $29 million, or 2%. The increase in distribution expenses reflects increased sales, and the increase in amortization of DAC is due to the impact of DAC unlocking in 2006, a net increase of $14 million, versus a net decrease to expense related to DAC unlocking in 2005 of $14 million. These increases were partially offset by a decrease in interest credited to fixed accounts, primarily attributable to lower average account balances in fixed annuities and the fixed portion of variable annuities, as well as a decline in benefits, claims, losses and settlement expenses primarily due to our variable annuity business which had a decrease of $29 million in GMWB rider costs, partially offset by an increase of $17 million in guaranteed minimum death benefit (“GMDB”) costs.

Protection

The following table presents the results of operations of our Protection segment for the years ended December 31, 2006 and 2005. The travel insurance and card related business of our AMEX Assurance subsidiary was ceded to American Express effective July 1, 2005. AMEX Assurance was deconsolidated on a GAAP basis effective September 30, 2005. The results of operations of AMEX Assurance for periods ended prior to the deconsolidation were reported in our Protection segment and are also included in the table below.

					AMEX
	Years Ended December 31,				Assurance
	2006	2005	Change		2005(1)(2)
	(in millions, except percentages)
Revenues
Management and financial advice fees	$56	$42	$14	33%	$3
Distribution fees	96	89	7	8	—
Net investment income	355	342	13	4	9
Premiums	954	999	(45)	(5)	127
Other revenues	431	394	37	9	(1)
Total revenues	1,892	1,866	26	1	138
Banking and deposit interest expense	1	2	(1)	(50)	—
Total net revenues	1,891	1,864	27	1	138

Expenses
Distribution expenses	94	97	(3)	(3)	34
Interest credited to fixed accounts	145	144	1	1	—
Benefits, claims, losses and settlement expenses	852	788	64	8	(12)
Amortization of deferred acquisition costs	133	108	25	23	17
General and administrative expense	233	233	—	—	17
Total expenses	1,457	1,370	87	6	56
Pretax income	$434	$494	$(60)	(12)	$82

(1) AMEX Assurance results of operations were consolidated in 2005 through September 30, 2005.

(2) AMEX Assurance premiums in 2005 included $10 million in intercompany revenues related to errors and omissions coverage.

Overall

Our Protection segment results for 2006 were driven by growth in our life insurance products and, to a lesser extent, auto and home insurance products. Protection segment results for 2005 include pretax income related to AMEX Assurance of $82 million.

Net revenues

Net revenues increased $27 million, or 1%, in 2006 as compared to 2005. The increase in management and financial advice fees was primarily driven by fees generated from higher levels of VUL variable account values in 2006. Total life insurance inforce increased 9% in 2006 compared to 2005. Additionally, the increase in net investment income is a result of the positive impact of higher reserves associated with the growth in our auto and home products and, to a lesser extent, our disability income products. This growth was partially offset by the impact of the deconsolidation of AMEX Assurance, which had net investment income of $9 million in 2005. Net realized investment gains were $9 million in 2006 and $13 million in 2005. Premiums in 2006 were impacted by the deconsolidation of AMEX Assurance, which had premiums of $127 million in 2005. This impact was offset by premium increases of $45 million in auto and home and $27 million in disability income and long term care. The growth in auto and home premiums was driven by higher average policy counts in 2006. Disability income and long term care premiums in 2006 included an adjustment to increase premiums by $15 million as a result of a review of our long term care reinsurance arrangement during the third quarter of 2006. The increase in other revenues was primarily related to VUL/UL products. The recognition of previously deferred cost of insurance revenues related to VUL/UL insurance added $18 million in revenues in 2006. The balance of the revenue growth was primarily volume-related.

Expenses

Distribution expenses decreased $3 million in 2006 compared to 2005 primarily as a result of the deconsolidation of AMEX Assurance which had expenses of $34 million in 2005. Distribution expenses in 2005 also include the favorable impact of a $9 million ceding commission related to the assumption of E&O reserves from AMEX Assurance.

Benefits, claims, losses and settlement expenses increased $64 million in 2006 primarily as a result of higher life and health related expenses as well as a net increase in expenses related to the growth in our auto and home products. VUL/UL expenses increased $34 million in 2006, of which $12 million was related to the DAC unlocking reserve increase discussed previously, $7 million was related to additional claims expense in connection with the recognition of previously deferred cost of insurance revenues and the balance was primarily volume-related. Health related expenses increased $21 million in 2006 and were primarily due to higher claims and reserves related to long term care and disability income. In 2005, these expenses reflected the addition of $13 million to long term care maintenance expense reserves. Auto and home had a net increase in expenses of $11 million. Volume-driven loss reserves attributable to higher average auto and home policy counts were partially offset by a $21 million net reduction in reserves primarily reflecting improvement in 2004 and 2005 accident year results. Expenses in 2005 included the assumption of $9 million in E&O reserves from AMEX Assurance and a net reduction to AMEX Assurance expenses of $12 million.

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

Corporate & Other

The following table presents the results of operations of our Corporate & Other segment for the years ended December 31, 2006 and 2005:

	Years Ended December 31,
	2006	2005	Change
	(in millions, except percentages)
Revenues
Net investment income (loss)	$29	$(31)	$60	# %
Other revenues	6	7	(1)	(14)
Total revenues	35	(24)	59	#
Banking and deposit interest expense	7	6	1	17
Total net revenues	28	(30)	58	#

Expenses
Distribution expenses	—	1	(1)	#
Interest and debt expense	101	67	34	51
Separation costs	361	293	68	23
General and administrative expense	116	43	73	#
Total expenses	578	404	174	43
Pretax loss	$(550)	$(434)	$(116)	(27)

# Variance of 100% or greater.

Overall

Our Corporate & Other pretax segment loss was $550 million for 2006 compared to $434 million in 2005. The higher pretax segment loss in 2006 was primarily due to the $68 million increase in separation costs, the $73 million increase in general and administrative expense and higher interest and debt expense, partially offset by a $60 million increase in net investment income.

Net revenues

Net investment income increased $60 million to income of $29 million compared to a loss of $31 million in 2005. The improvement in 2006 was primarily attributable to higher invested assets, partially offset by a decrease in net realized investment gains of $26 million. The net investment loss in 2005 was primarily the result of amortization of affordable housing investments.

Expenses

The increase in interest and debt expense in 2006 primarily reflects the higher cost of debt associated with the senior notes as compared to our intercompany debt with American Express prior to the Distribution, as well as interest on the unsecured junior subordinated notes issued in May 2006. Interest expense in 2006 on the senior and junior notes was $75 million and $23 million, respectively, compared to interest expense in 2005 of $53 million on the intercompany debt and $8 million on the senior notes.

Separation costs incurred in 2006 were primarily associated with technology and rebranding. Separation costs incurred in 2005 were primarily associated with advisor and employee retention programs, technology and rebranding.

General and administrative expense in 2006 reflects higher costs associated with being an independent entity, as well as higher expenses related to corporate projects and other corporate activities. In addition, we incurred $25 million of severance costs in 2006, primarily related to our technology functions and ongoing reengineering initiatives to improve efficiencies in our business.

Liquidity and Capital Resources

Overview

We maintained substantial liquidity during 2007. At December 31, 2007, we had $3.8 billion in cash and cash equivalents, up from the balance at December 31, 2006 of $2.8 billion. We have additional liquidity available through an unsecured revolving credit facility for $750 million that expires in September 2010. Under the terms of the underlying credit agreement, we can increase this facility to $1.0 billion. Available borrowings under this facility are reduced by any outstanding letters of credit. We have had no borrowings under this credit facility and had $6 million of outstanding letters of credit at December 31, 2007. We believe cash flows from operating activities, available cash balances and our availability of revolver borrowings will be sufficient to fund our operating liquidity needs.

Investments are principally funded by sales of insurance, annuities, banking deposits and investment certificates and by reinvested income. As expected, annuity fixed accounts and certificate balances are declining as clients choose other products in the current interest rate environment and as we focus on fee-based products. Our total investments at December 31, 2007 and 2006 included investments held by our insurance subsidiaries of $25.4 billion and $29.6 billion, respectively.

Our Available-for-Sale investments primarily include corporate debt securities and mortgage and other asset-backed securities, which had fair values of $13.9 billion and $10.4 billion, respectively, at December 31, 2007 compared to $16.8 billion and $12.3 billion, respectively, at December 31, 2006. Our Available-for-Sale corporate debt securities comprise a diverse portfolio, with the largest concentrations of the portfolio in the following industries: 21% in utilities, 19% in banking and 13% in media. Investments also included $3.1 billion of commercial mortgage loans as of both December 31, 2007 and 2006. At December 31, 2007 and 2006, 70% and 69%, respectively, of our Available-for-Sale investment portfolio was rated A or better, while 6% and 7% of our Available-for-Sale investment portfolio was below investment grade at December 31, 2007 and 2006, respectively.

Our capital transactions in 2007 and 2006 primarily related to the repurchase of our common stock and dividends paid to our shareholders.

Dividends from Subsidiaries

Ameriprise Financial, Inc. is primarily a parent holding company for the operations carried out by our wholly owned subsidiaries. Because of our holding company structure, our ability to meet our cash requirements, including the payment of dividends on our common stock, substantially depends upon the receipt of dividends or return of capital from our subsidiaries, particularly our life insurance subsidiary, RiverSource Life Insurance Company (“RiverSource Life”), our face-amount certificate subsidiary, Ameriprise Certificate Company (“ACC”), our retail introducing broker-dealer subsidiary, Ameriprise Financial Services, Inc. (“AFSI”), our clearing broker-dealer subsidiary, American Enterprise Investment Services, Inc. (“AEIS”), our auto and home insurance subsidiary, IDS Property Casualty Insurance Company (“IDS Property Casualty”), doing business as Ameriprise Auto & Home Insurance, Threadneedle, RiverSource Service Corporation and our investment advisory company, RiverSource Investments, LLC. The payment of dividends by many of our subsidiaries is restricted and certain of our subsidiaries are subject to regulatory capital requirements.

Actual capital and regulatory capital requirements for our wholly owned subsidiaries subject to regulatory capital requirements were as follows:

	Actual Capital		Regulatory
	December 31,		Capital
	2007	2006	Requirement
	(in millions)
RiverSource Life Insurance Company(1)(2)	$3,017	$3,511	$442
RiverSource Life Insurance Co. of New York(1)(2)	288	348	34
IDS Property Casualty Insurance Company(1)(3)	424	523	117
Ameriprise Insurance Company(1)(3)	49	47	2
Ameriprise Certificate Company(4)	210	279	201
Threadneedle Asset Management Holdings Limited(5)	232	246	149
Ameriprise Bank, FSB(6)	143	169	143
Ameriprise Financial Services, Inc.(3)(4)	102	85	#
Ameriprise Captive Insurance Company	16	—	7
Ameriprise Trust Company(3)	60	49	36
American Enterprise Investment Services, Inc.(3)(4)	56	38	5
Securities America, Inc.(3)(4)	13	2	#
RiverSource Distributors, Inc.(3)(4)	30	#	#

# Amounts are less than $1 million.

(1)  Actual capital is determined on a statutory basis.

(2)  Regulatory capital requirement as of December 31, 2007 is based on the most recent statutory risk-based capital filing.

(3)  Regulatory capital requirement is based on the applicable regulatory requirement, calculated as of December 31, 2007.

(4)  Actual capital is determined on an adjusted GAAP basis.

(5)  Actual capital and regulatory capital requirements are determined in accordance with U.K. regulatory legislation. Both actual capital and regulatory capital requirements are as of June 30, 2007, based on the most recent required U.K. filing.

(6)  Ameriprise Bank holds capital in compliance with the Federal Deposit Insurance Corporation policy regarding de novo depository institutions.

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

The following table sets out the cash dividends paid to our company (including extraordinary dividends paid with necessary advance notifications to regulatory authorities), net of cash capital contributions made by our company, and the dividend capacity (amount within the limitations of the applicable regulatory authorities as further described below) for the following subsidiaries:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Cash dividends paid/(contributions made), net
RiverSource Life	$900	$300	$(270)
Ameriprise Bank	—	(172)	N/A
AEIS	108	82	15
ACC	70	70	25
RiverSource Investments, LLC	100	60	—
RiverSource Service Corporation	22	60	61
Threadneedle	50	43	—
Ameriprise Trust Company	12	42	5
Securities America Financial Corporation	(17)	(25)	—
AFSI	100	(20)	(100)
IDS Property Casualty	185	6	52
Other	(12)	4	—
Total	$1,518	$450	$(212)

Dividend capacity
RiverSource Life(1)	$469	$328	$380
Ameriprise Bank	—	—	N/A
AEIS	159	114	105
ACC(2)	79	93	54
RiverSource Investments, LLC	279	173	37
RiverSource Service Corporation	26	68	88
Threadneedle	83	89	18
Ameriprise Trust Company	22	4	5
Securities America Financial Corporation	—	—	14
AFSI	201	84	—
IDS Property Casualty(3)	52	46	35
Other	9	8	9
Total dividend capacity	$1,379	$1,007	$745

(1)      The dividend capacity for RiverSource Life is based on the greater of (1) the previous year’s statutory net gain from operations or (2) 10% of the previous year-end statutory capital and surplus. Dividends that, together with the amount of other distributions made within the preceding 12 months, exceed this statutory limitation are referred to as “extraordinary dividends” and require advance notice to the Minnesota Department of Commerce, RiverSource Life’s primary state regulator, and are subject to potential disapproval. RiverSource Life paid extraordinary dividends in each of 2007 and 2006. Prior to the payment of each of these extraordinary dividends, RiverSource Life made the required advance notice to the Minnesota Department of Commerce and received a response from it stating that it did not object to the payment of these dividends. In the second quarter of 2007 and 2006, RiverSource Life of New York paid cash dividends of $83 million and $25 million, respectively, to RiverSource Life. A portion of the 2007 dividend from RiverSource Life of New York was considered extraordinary and was paid only after making the required advance notice to the New York State Insurance Department.

(2)    The dividend capacity for ACC is based on capital held in excess of regulatory requirements. For AFSI and AEIS, the dividend capacity is based on an internal model used to determine the availability of dividends, while maintaining net capital at a level sufficiently in excess of minimum levels defined by Securities and Exchange Commission rules.

(3)    The dividend capacity for IDS Property Casualty is based on the lesser of (1)10% of the previous year-end capital and surplus or (2) the greater of (a) net income (excluding realized gains) of the previous year or (b) the aggregate net income of the previous three years excluding realized gains less any dividends paid within the first two years of the three-year period. Dividends that, together with the amount of other distributions made within the preceding 12 months, exceed this statutory limitation are referred to as “extraordinary dividends” and require advance notice to the Office of the Commissioner of Insurance of the State of Wisconsin, the primary state regulator of IDS Property Casualty, and are subject to potential disapproval. The portion of dividends paid by IDS Property Casualty in 2007 and 2005 in excess of the dividend capacity set forth in the table above were extraordinary dividends and received approval from the Office of the Commissioner of Insurance of the State of Wisconsin.

Share Repurchases and Dividends Paid to Shareholders

In 2007, we repurchased 15.9 million shares at an average price of $59.59 under our share repurchase program. Since inception of the share repurchase program in January 2006, we have purchased 26.6 million shares at an average price of $53.38. At December 31, 2007, there was approximately $418 million remaining to repurchase shares under authorizations approved by our Board of Directors. The share repurchase programs do not require the purchase of any minimum number of shares, and depending on market conditions and factors, these purchases may be commenced or suspended at any time without prior notice. We used our existing working capital to fund these share repurchases, and we currently intend to fund additional share repurchases through existing working capital, future earnings, debt capacity and other customary financing methods.

Pursuant to the amended and revised Ameriprise Financial 2005 Incentive Compensation Plan, we reacquired 0.5 million shares of our common stock in 2007 through the surrender of restricted shares upon vesting and paid in the aggregate $29 million related to the holders’ income tax obligations on the vesting date.

We paid regular quarterly cash dividends to our shareholders totaling $133 million and $108 million in 2007 and 2006, respectively. In 2005, we paid $27 million of cash dividends to our shareholders during the quarterly period ended December 31, 2005.

On January 24, 2008, our Board of Directors declared a regular quarterly cash dividend of $0.15 per common share. The dividend was paid on February 18, 2008 to our shareholders of record at the close of business on February 4, 2008.

Operating Activities

Net cash provided by operating activities for the year ended December 31, 2007 was $845 million compared to $817 million for the year ended December 31, 2006, an increase of $28 million. For the year ended December 31, 2006, net cash provided by operating activities was $817 million compared to $856 million for the year ended December 31, 2005, a decrease of $39 million. Included in net cash from operating activities for the year ended December 31, 2005 was a $58 million gain related to the termination of interest rate swaps.

Investing Activities

Our investing activities primarily relate to our Available-for-Sale investment portfolio. Further, this activity is significantly affected by the net outflows of our investment certificate, fixed annuity and universal life products reflected in financing activities.

Net cash provided by investing activities for the year ended December 31, 2007 was $4.5 billion compared to $3.5 billion for the year ended December 31, 2006, a cash flow improvement of $1.0 billion. Purchases of Available-for-Sale securities decreased $1.1 billion and proceeds from sales of Available-for-Sale securities increased $1.2 billion compared to the prior year period. This increase in cash was partially offset by a $547 million decrease in maturities, sinking fund payments and calls of Available-for-Sale securities compared to the prior year period.

Net cash provided by investing activities for the year ended December 31, 2006 was $3.5 billion compared to net cash used in investing activities of $273 million for the year ended December 31, 2005, a cash flow improvement of $3.8 billion. Purchases of Available-for-Sale securities decreased $5.9 billion to $2.8 billion in 2006 compared to $8.7 billion in 2005. This increase in cash was partially offset by lower proceeds from sales and lower maturities, sinking fund payments and calls of Available-for-Sale securities in 2006.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2007 was $4.3 billion compared to $4.1 billion for the year ended December 31, 2006, an increase of $204 million. Cash used for the repurchase of our common stock increased $487 million to $977 million in 2007 compared to $490 million in 2006. The change in other banking deposits resulted in an increase to cash of $614 million, as a result of Ameriprise Bank activity, which was offset by a reduction of $516 million in cash proceeds from the issuance of debt compared to the prior year period. The decrease in cash related to payments we receive from certificate owners was offset by an increase in cash related to lower maturities, withdrawals and cash surrenders in investment certificates.

Net cash used in financing activities was $4.1 billion for the year ended December 31, 2006 compared to net cash provided by financing activities of $323 million for the year ended December 31, 2005, a decrease of $4.4 billion. This decline in cash was primarily due to higher surrenders and other benefits related to fixed annuities, lower sales of certificate products and a net decrease related to debt and capital transactions.

Cash used for surrenders and other benefits on policyholder and contractholder account values, most of which related to fixed annuities, increased $1.6 billion in 2006 compared to 2005. Cash flows related to payments we receive from certificate owners declined $1.3 billion in 2006 compared to 2005, while cash used for certificate maturities and cash surrenders decreased $515 million. The reduction in sales and increase in maturities was the result of the American Express Bank Limited and American Express Bank International business wind-down and a sales promotion that was in effect during a portion of the 2005 period, offset somewhat by a sales promotion that began in late 2006 and ended in early 2007.

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

Contractual Commitments

The contractual obligations identified in the table below include both our on and off-balance sheet transactions that represent material expected or contractually committed future obligations. Payments due by period as of December 31, 2007 are as follows:

		Payments due in year ending
Contractual Obligations	Total	2008	2009- 2010	2011- 2012	2013 and Thereafter
		(in millions)
Balance Sheet:
Debt(1)	$2,018	$—	$800	$—	$1,218
Insurance and annuities(2)	40,031	3,442	5,638	4,610	26,341
Investment certificates(3)	3,734	3,353	381	—	—
Off-Balance Sheet:
Lease obligations	618	79	135	111	293
Purchase obligations(4)	71	46	24	1	—
Interest on debt(5)	2,641	121	236	156	2,128
Total	$49,113	$7,041	$7,214	$4,878	$29,980

(1)              See Note 15 to our Consolidated Financial Statements for more information about our debt.

(2)              These scheduled payments are represented by reserves of approximately $27.0 billion at December 31, 2007 and are based on interest credited, mortality, morbidity, lapse, surrender and premium payment assumptions. Actual payment obligations may differ if experience varies from these assumptions. Separate account liabilities have been excluded as associated contractual obligations would be met by separate account assets.

(3)              The payments due by year are based on contractual term maturities. However, contractholders have the right to redeem the investment certificates earlier and at their discretion subject to surrender charges, if any. Redemptions are most likely to occur in periods of substantial increases in interest rates.

(4)              The purchase obligation amounts include expected spending by period under contracts that were in effect at December 31, 2007. Minimum contractual payments associated with purchase obligations, including termination payments, were $20 million.

(5)              Interest on debt was estimated based on rates in effect as of December 31, 2007.

Total loan funding commitments were $493 million at December 31, 2007.

For additional information relating to these contractual commitments, see Note 23 to our Consolidated Financial Statements.

Off-Balance Sheet Arrangements

During 2007, we closed on two traditional cash flow structured investments that we manage. The structures have approximately $1.1 billion issued and are fully subscribed. Also during 2007, an additional $188 million was issued by a structured investment we manage. As a condition to managing these structures, we were required to invest a total of $7 million in the residual or “equity” tranches of the facilities closed on in 2007, which are the most subordinated tranches of securities issued by the structured investment entities. As an investor in the residual tranches, our return correlates to the performance of the portfolio of high-yield investments, primarily bank loans, comprising the structured investments. Our exposure as an investor is limited solely to our aggregate investment in these facilities, and we have no obligation, contingent or otherwise, that could require any further funding of the investments. The structured investments are considered variable interest entities but are not consolidated as we are not considered the primary beneficiary.

Quantitative and Qualitative Disclosures About Market Risk

Interest rate, equity price, foreign currency risk and credit risk are the market risks to which we have material exposure. To evaluate interest rate and equity price risk we perform sensitivity testing which measures the impact on pretax income from the sources listed below for a 12 month period following a hypothetical 100 basis point increase in interest rates and a hypothetical 10% decline in equity markets.

At December 31, 2007, aggregating our exposure from all sources of interest rate risk net of financial derivatives hedging that exposure detailed below, we estimate a negative impact of $9 million on pretax income for the 12 month period if, hypothetically, interest rates had increased by 100 basis points and remain at that level for 12 months. This compares with an estimate of a negative impact of $34 million made at December 31, 2006 for 12 months following a hypothetical 100 basis point increase in interest rates at December 31, 2006.

Equity price risk includes absolute market level and implied market volatility changes. The estimates of net equity price risk exposure presented below assume no changes in implied market volatility. At December 31, 2007, aggregating our exposure from equity price risk net of financial derivatives hedging that exposure detailed below, we estimate a negative impact of $141 million on pretax income for the 12 month period if, hypothetically, equity markets had declined by 10% and remain at that level for 12 months. This compares with an estimate of a negative impact of $127 million made at December 31, 2006 for 12 months following a hypothetical 10% drop in equity markets at December 31, 2006.

The numbers below show our estimate of the pretax impact of these hypothetical market moves, net of hedging and DAC, as of December 31, 2007. Following the table is a discussion by source of risk and the portfolio management techniques and derivative financial instruments we use to mitigate these risks.

	Net Risk Exposure to Pretax Income
Sources of Market Risk	Interest Rate	Equity Price
	(in millions)
Asset-based management and distribution fees	$(18)	$(132)
Variable annuity riders	14	(9)
Fixed annuities, fixed portion of variable annuities and fixed insurance products	(6)	—
Flexible savings and other fixed rate certificates	1	—
Total	$(9)	$(141)

Actual results could differ materially from those illustrated above as they are based on a number of estimates and assumptions. These include assuming the composition of invested assets and liabilities does not change in the 12 month period following the hypothetical market decline, that there are no changes in implied market volatility and the increase in interest rates produces a parallel shift in the yield curve. The selection of a 100 basis point interest rate increase and a 10% equity market decline should not be construed as a prediction of future market events.

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

Asset-Based Management and Distribution Fees

We earn asset-based management fees on our owned separate account assets and certain of our managed assets. At December 31, 2007, the value of these assets was $62.0 billion and $286.6 billion, respectively. We also earn distribution fees on our managed assets. These sources of revenue are subject to both interest rate and equity price risk since the value of these assets and the fees they earn fluctuate inversely with interest rates and directly with equity prices. We do not hedge the interest rate risk of this exposure. During 2007, 2006 and 2005, we hedged a portion of the equity price risk of the exposure with purchased equity index puts. There were no puts outstanding at December 31, 2007, but as of December 31, 2006, they had a notional value of $721 million and a fair value of $16 million.

Interest Rate Risk—Asset-Based Management and Distribution Fees

At December 31, 2007, we estimate the interest rate risk from this exposure on pretax income if, hypothetically, interest rates had increased by 100 basis points and remain at that level for 12 months to be a negative $18 million for the 12 month period.

Equity Price Risk—Asset-Based Management and Distribution Fees

At December 31, 2007, we estimate the equity price risk from this exposure on pretax income if, hypothetically, equity markets decreased by 10% and remain at that level for 12 months to be a negative impact of $132 million for the 12 month period.

Variable Annuity Riders

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

The total value of all variable annuity contracts has grown from $49.5 billion at December 31, 2006 to $57.2 billion at December 31, 2007. These contract values include GMWB and GMAB contracts which have grown from $7.2 billion and $1.4 billion at December 31, 2006 to $13.1 billion and $2.3 billion at December 31, 2007, respectively. At December 31, 2007, the reserves for the GMWB and GMAB were a positive $136 million and $33 million compared to reserves of negative $12 million and $5 million at December 31, 2006, respectively. The large increases in the reserves for the GMWB and GMAB reflect the effects of a substantial increase in long term volatility on the mark-to-market value of the guarantees. At December 31, 2007, the reserve for the other variable annuity guaranteed benefits, GMDB and GMIB, was $27 million compared to $31 million at December 31, 2006.

We manage the market risk on the guaranteed benefits by product design and by the use of financial derivatives which hedge the GMWB and GMAB. The design of the GMWB is an example of how we use product design to manage risk. The GMWB provision requires that policyholders invest their funds in one of five asset allocation models, thus ensuring diversification across asset classes and underlying funds, reducing the likelihood that payouts from the guaranteed benefits will be required to compensate policyholders for investment losses.

As a means of economically hedging its obligations under GMWB and GMAB provisions, we purchase equity put and call options, enter into interest rate swaps and trade equity futures contracts. The notional amounts and the fair value of assets (liabilities) of derivatives hedging our GMWB and GMAB were as follows:

	December 31,
	2007		2006
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased options and futures	$6,318	$338	$1,410	$171
Interest rate swaps	202	2	359	(1)
Written S&P 500 futures(1)	(202)	—	(111)	—

(1) These Standard & Poor’s (“S&P”) 500 futures are cash settled daily and, therefore, have no fair value.

Interest Rate Risk—Variable Annuity Riders

The GMAB and the non-life contingent benefits associated with the GMWB provisions create embedded derivatives which are carried at fair value separately from the underlying host variable annuity contract. Changes in fair value of the GMWB and GMAB are recorded through earnings with fair value calculated based on projected, discounted cash flows over the life of the contract, including projected, discounted benefits and fees. Increases in interest rates reduce the fair value of the GMWB and GMAB liabilities. At December 31, 2007, if interest rates had increased by, hypothetically, 100 basis points and remain at that level for 12 months, we estimate that the fair values of our GMWB and GMAB liabilities would decrease by $127 million and $23 million, respectively, with a favorable impact to pretax income. The GMWB and GMAB interest rate exposure is hedged with a portfolio of longer dated put and call derivatives and interest rate swaps. We began utilizing the puts and calls as a way to improve effectiveness and reduce hedging costs. These derivatives are an alternative to the more customized equity puts we previously used. At December 31, 2007, we had equity puts and calls with notional amounts of $5.3 billion and $954 million related to GMWB and GMAB, respectively. The interest rate swaps had notional amounts of $193 million and $9 million related to GMWB and GMAB, respectively. We have entered into interest rate swaps according to risk exposures along maturities, thus creating both fixed rate payor and variable rate payor terms. If interest rates were to increase, we would have to pay more to the swap counterparty, and the fair value of our equity puts would decrease, resulting in a negative impact to our pretax income. For a hypothetical 100 basis point increase in interest rates sustained for a 12 month period, we estimate that the negative impact of the derivatives on pretax income would be $114 million. Of the $114 million, $95 million is attributable to our GMWB and $19 million is attributable to our GMAB. The net impact on pretax income after hedging would be a favorable $14 million, which consists of a $32 million and $4 million favorable impact attributable to our GMWB and GMAB, respectively, and a $22 million negative impact related to DAC amortization.

Equity Price Risk—Variable Annuity Riders

The variable annuity guaranteed benefits guarantee payouts to the annuity holder under certain specific conditions regardless of the performance of the investment assets. For this reason, when equity markets decline, the returns from the separate account assets coupled with guaranteed benefit fees from annuity holders may not be sufficient to fund expected payouts. In that case, reserves must be increased with a negative impact to earnings. If, hypothetically, equity markets had declined by 10% at December 31, 2007 and remain at that level for 12 months, we estimate the negative impact on pretax income before hedging to be $23 million attributable to GMWB, $13 million attributable to GMAB and $11 million attributable to GMDB and GMIB.

The core derivative instruments with which we hedge the equity price risk of our GMWB and GMAB are longer dated put and call derivatives; these core instruments are supplemented with equity futures. The put and call contracts had notional amounts of $5.3 billion and $954 million at December 31, 2007 for GMWB and GMAB, respectively. The equity futures had notional amounts of $174 million and $69 million at December 31, 2007 for GMWB and GMAB, respectively. If, hypothetically, equity markets had declined by 10% at December 31, 2007 and remain at that level for 12 months we estimate a positive impact to pretax income of $27 million and $13 million from the options and futures for GMWB and GMAB, respectively. The net equity price exposure to pretax income from all of our variable annuity guaranteed benefits after hedging would be a negative $9 million, which includes a $4 million favorable impact attributable to GMWB, an $11 million negative impact attributable to GMDB and GMIB and a $2 million negative impact related to DAC amortization. The positive impact of our hedging strategy offsets the negative impact attributable to GMAB for an immaterial net exposure.

Fixed Annuities, Fixed Portion of Variable Annuities and Fixed Insurance Products

Interest rate exposures arise primarily with respect to the fixed account portion of RiverSource Life’s annuity and insurance products and its investment portfolio. We guarantee an interest rate to the holders of these products. Premiums and deposits collected from clients are primarily invested in fixed rate securities to fund the client credited rate with the spread between the rate earned from investments and the rate credited to clients recorded as earned income. Client liabilities and investment assets generally differ as it relates to basis, repricing or maturity characteristics. Rates credited to clients’ accounts generally reset at shorter intervals than the yield on the underlying investments. Therefore, in an increasing rate environment, higher interest rates are reflected in crediting rates to clients sooner than in rates earned on invested assets resulting in a reduced spread between the two rates, reduced earned income and a negative impact on pretax income. We have $26.8 billion in reserves in future policy benefits and claims on our Consolidated Balance Sheet at December 31, 2007 to recognize liabilities created by these products. To hedge against the risk of higher interest rates, we have purchased swaption contracts which had the following notional amounts and fair value assets:

	December 31,
	2007		2006
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased swaptions	$800	$1	$1,200	$2

If interest rates had increased by, hypothetically, 100 basis points at December 31, 2007 and remain at that level for 12 months we estimate the impact on pretax income for the 12 month period to be a negative $6 million.

Flexible Savings and Other Fixed Rate Certificates

We have interest rate risk from our flexible savings and other fixed rate certificates. These are investment certificates generally ranging in amounts from $1,000 to $1 million with terms ranging from three to 36 months. We guarantee an interest rate to the holders of these products. Payments collected from clients are primarily invested in fixed rate securities to fund the client credited rate with the spread between the rate earned from investments and the rate credited to clients recorded as earned income. Client liabilities and investment assets generally differ as it relates to basis, repricing or maturity characteristics. Rates credited to clients generally reset at shorter intervals than the yield on underlying investments. This exposure is not currently hedged although we monitor our investment strategy and make modifications based on our changing liabilities and the expected rate environment. We have $2.6 billion in reserves included in customer deposits at December 31, 2007 to cover the liabilities associated with these fixed rate certificate products. At December 31, 2007, we estimate the interest rate risk from this exposure on pretax income for the 12 month period following a hypothetical increase of 100 basis points in interest rates to be $1 million.

Equity Indexed Annuities

Our equity indexed annuity product is a single premium annuity issued with an initial term of seven years. The annuity guarantees the contractholder a minimum return of 3% on 90% of the initial premium or end of prior term accumulation value upon renewal plus a return that is linked to the performance of the S&P 500 Index. The equity-linked return is based on a participation rate initially set at between 50% and 90% of the S&P 500 Index which is guaranteed for the initial seven-year term when the contract is held to full term. Of the $27.4 billion in future policy benefits and claims at December 31, 2007, $306 million relates to the liabilities created by this product. In 2007, we discontinued new sales of equity indexed annuities. The notional amounts and fair value assets (liabilities) of derivatives hedging this product were as follows:

	December 31,
	2007		2006
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased options and futures	$164	$39	$185	$37
Purchased Knock-in-Puts	73	4	86	3
Written Knock-in-Puts	(57)	(1)	(67)	(1)
Written S&P 500 futures(1)	(1)	—	—	—

(1) These S&P 500 futures are cash settled daily and, therefore, have no fair value.

Interest Rate Risk—Equity Indexed Annuities

Most of the proceeds from the sale of equity indexed annuities are invested in fixed income securities with the return on those investments intended to fund the 3% guarantee. We earn income from the difference between the return earned on invested assets and the 3% guarantee rate credited to customer accounts. The spread between return earned and amount credited is affected by changes in interest rates. We estimate that if, hypothetically, interest rates had increased by 100 basis points at December 31, 2007 and remain at that level for 12 months our unhedged exposure would be a negative impact of $1 million on pretax income for the 12 month period offset by a positive impact of $1 million from our hedging strategy for an immaterial net exposure.

Equity Price Risk—Equity Indexed Annuities

The equity-linked return to investors creates equity price risk as the amount credited depends on changes in equity markets. To hedge this exposure, a portion of the proceeds from the sale of equity indexed annuities is used to purchase futures, calls and puts which generate returns to replicate what we must credit to client accounts. In conjunction with purchasing puts we also write puts. Pairing purchased puts with written puts allows us to better match the characteristics of the liability. For this product we estimate that if, hypothetically, the equity markets had declined by 10% at

December 31, 2007 and remain at that level for 12 months, the impact to pretax income for the 12 month period without hedging would be a positive $15 million. The impact of our hedging strategy offsets that gain for an immaterial net exposure.

Stock Market Certificates

Stock market certificates are purchased for amounts generally from $1,000 to $1 million for terms of 52 weeks which can be extended to a maximum of 14 terms. For each term the certificate holder can choose to participate 100% in any percentage increase in the S&P 500 Index up to a maximum return or choose partial participation in any increase in the S&P 500 Index plus a fixed rate of interest guaranteed in advance. If partial participation is selected, the total of equity-linked return and guaranteed rate of interest cannot exceed the maximum return. Reserves for our stock market certificates are included in customer deposits on our Consolidated Balance Sheets. Of the $6.2 billion in customer deposits at December 31, 2007, $1.1 billion pertain to stock market certificates. The notional amounts and fair value assets (liabilities) of derivatives hedging this product were as follows:

	December 31,
	2007		2006
	Notional Amount	Fair Value	Notional Amount	Fair Value
	(in millions)
Purchased calls	$900	$59	$900	$104
Written calls	(965)	(27)	(962)	(56)
Purchased S&P 500 futures(1)	3	—	1	—

(1) These S&P 500 futures are cash settled daily and, therefore, have no fair value.

Interest Rate Risk—Stock Market Certificates

Stock market certificates have some interest rate risk as changes in interest rates affect the fair value of the payout to be made to the certificate holder. This exposure to interest rate changes is hedged by the derivatives listed above. We estimate that if, hypothetically, interest rates had increased by 100 basis points at December 31, 2007 and remain at that level for 12 months our unhedged exposure would be a negative impact of $1 million on pretax income for the 12 month period offset by a positive impact of the same amount from our hedging strategy for an immaterial net exposure.

Equity Price Risk—Stock Market Certificates

As with the equity indexed annuities, the equity-linked return to investors creates equity price risk exposure. We seek to minimize this exposure with purchased futures and call spreads that replicate what we must credit to client accounts. We estimate that if, hypothetically, equity markets had declined by 10% at December 31, 2007 and remain at that level for 12 months the impact to pretax income for the 12 month period without hedging would be a positive $22 million. The impact of our hedging strategy offsets that gain for an immaterial net exposure.

Foreign Currency Risk

We have foreign currency risk because of our net investment in Threadneedle Asset Management Holdings Limited (“Threadneedle”). We hedge this risk by entering into foreign currency forward contracts which are adjusted monthly. At December 31, 2007, we had forward currency contracts with a notional value of 442 million British pounds (“GBP”) hedging 458 million GBP of exposure. Additionally, we also enter into separate foreign currency forward contracts to economically hedge our foreign currency risk related to net income from Threadneedle’s operations. At December 31, 2007 we had forward currency contracts with a notional value of 4 million GBP. Our foreign currency risk is immaterial after hedging.

Interest Rate Risk on External Debt

Interest rate risk on our external debt is not material. The interest rate on the $1.5 billion of senior unsecured notes is fixed and the interest rate on the $500 million of junior subordinated notes is fixed until June 1, 2016. We have floating rate debt of $18 million related to our municipal bond inverse floater certificates which is not hedged but on which the interest rate risk to pretax income is not material.

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

Forward-Looking Statements

This report contains forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those described in these forward-looking statements. We have made various forward-looking statements in this report. Examples of such forward-looking statements include:

•       statements of our plans, intentions, expectations, objectives or goals, including those relating to asset flows, mass affluent and affluent client acquisition strategy and consolidated tax rate;

•       statements about future economic performance, the performance of equity markets and interest rate variations and the economic performance of the United States and of global markets; and

•       statements of assumptions underlying such statements.

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

Such factors include, but are not limited to:

•       changes in the valuations, liquidity and volatility in the interest rate, equity market, and foreign exchange environments;

•       changes in the litigation and regulatory environment, including ongoing legal proceedings and regulatory actions, the frequency and extent of legal claims threatened or initiated by clients, other persons and regulators, and developments in regulation and legislation;

•       our investment management performance and consumer acceptance of our products;

•       effects of competition in the financial services industry and changes in product distribution mix and distribution channels;

•       our capital structure including ratings and indebtedness, and limitations on subsidiaries to pay dividends;

•       risks of default by issuers or guarantors of investments we own or by counterparties to hedge, derivative, insurance or reinsurance arrangements;

•       experience deviations from our assumptions regarding morbidity, mortality and persistency in certain annuity and insurance products, or from assumptions regarding market volatility underlying our hedges on guaranteed benefit annuity riders;

•       the impacts of our efforts to improve distribution economics and to grow third-party distribution of our products;

•       our ability to realize benefits from tax planning; and

•       general economic and political factors, including consumer confidence in the economy as well as the ability and inclination of consumers generally to invest, the costs of products and services we consume in the conduct of our business, and applicable legislation and regulation, including tax laws, tax treaties, fiscal and central government treasury policy, and regulatory rulings and pronouncements.

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

The Company’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, the Company’s management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework.

Based on management’s assessment and those criteria, we believe that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

Ernst & Young LLP, the Company’s independent registered public accounting firm, has issued an audit report appearing on the following page on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007.

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

The Board of Directors and Shareholders of Ameriprise Financial, Inc.

We have audited Ameriprise Financial, Inc.’s (the Company’s) internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ameriprise Financial, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2007 consolidated financial statements of Ameriprise Financial, Inc., and our report dated February 26, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Minneapolis, Minnesota

February 26, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Ameriprise Financial, Inc.

We have audited the accompanying consolidated balance sheets of Ameriprise Financial, Inc. (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Ameriprise Financial, Inc. at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Ameriprise Financial, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2008 expressed an unqualified opinion thereon.

As discussed in Note 3 to the consolidated financial statements, in 2007 the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, and American Institute of Certified Public Accountants Statement of Position 05-1, Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modification or Exchanges of Insurance Contracts.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
February 26, 2008

Consolidated Statements of Income

Ameriprise Financial, Inc.

	Years Ended December 31,
	2007	2006	2005
	(in millions, except per share amounts)
Revenues
Management and financial advice fees	$3,238	$2,700	$2,334
Distribution fees	1,762	1,569	1,401
Net investment income	2,122	2,247	2,272
Premiums	1,063	1,070	1,129
Other revenues	724	707	500
Total revenues	8,909	8,293	7,636
Banking and deposit interest expense	255	273	240
Total net revenues	8,654	8,020	7,396

Expenses
Distribution expenses	2,057	1,728	1,465
Interest credited to fixed accounts	850	968	1,019
Benefits, claims, losses and settlement expenses	1,274	1,113	1,083
Amortization of deferred acquisition costs	551	472	431
Interest and debt expense	112	101	67
Separation costs	236	361	293
General and administrative expense	2,558	2,480	2,293
Total expenses	7,638	7,223	6,651
Pretax income from continuing operations	1,016	797	745
Income tax provision	202	166	187
Income from continuing operations	814	631	558
Income from discontinued operations, net of tax	—	—	16
Net income	$814	$631	$574

Earnings per Basic Common Share
Income from continuing operations	$3.45	$2.56	$2.26
Income from discontinued operations, net of tax	—	—	0.06
Net income	$3.45	$2.56	$2.32

Earnings per Diluted Common Share
Income from continuing operations	$3.39	$2.54	$2.26
Income from discontinued operations, net of tax	—	—	0.06
Net income	$3.39	$2.54	$2.32
Weighted average common shares outstanding:
Basic	236.2	246.5	247.1
Diluted	239.9	248.5	247.2
Cash dividends paid per common share	$0.56	$0.44	$0.11

See Notes to Consolidated Financial Statements.

Consolidated Balance Sheets

Ameriprise Financial, Inc.

	December 31,
	2007	2006
	(in millions, except share data)
Assets
Cash and cash equivalents	$3,836	$2,760
Investments	30,625	35,504
Separate account assets	61,974	53,848
Receivables	3,441	3,161
Deferred acquisition costs	4,503	4,499
Restricted and segregated cash	1,332	1,254
Other assets	3,519	3,455
Total assets	$109,230	$104,481

Liabilities and Shareholders’ Equity

Liabilities:
Future policy benefits and claims	$27,446	$30,031
Separate account liabilities	61,974	53,848
Customer deposits	6,201	6,707
Debt	2,018	2,244
Accounts payable and accrued expenses	1,187	1,209
Other liabilities	2,594	2,517
Total liabilities	101,420	96,556

Shareholders’ Equity:
Common shares ($.01 par value; shares authorized,1,250,000,000; shares issued, 255,925,436 and 252,909,389, respectively)	3	3
Additional paid-in capital	4,630	4,353
Retained earnings	4,811	4,268
Treasury shares, at cost (28,177,593 and 11,517,958 shares, respectively)	(1,467)	(490)
Accumulated other comprehensive loss, net of tax:
Net unrealized securities losses	(168)	(187)
Net unrealized derivatives losses	(6)	(1)
Foreign currency translation adjustments	(19)	(18)
Defined benefit plans	26	(3)
Total accumulated other comprehensive loss	(167)	(209)
Total shareholders’ equity	7,810	7,925
Total liabilities and shareholders’ equity	$109,230	$104,481

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

Ameriprise Financial, Inc.

	Years Ended December 31,
	2007	2006	2005
		(in millions)
Cash Flows from Operating Activities
Net income	$814	$631	$574
Less: Income from discontinued operations, net of tax	—	—	(16)
Income from continuing operations	814	631	558
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Capitalization of deferred acquisition and sales inducement costs	(895)	(870)	(787)
Amortization of deferred acquisition and sales inducement costs	604	520	471
Depreciation and amortization	176	148	169
Deferred income taxes	25	24	34
Share-based compensation	143	113	55
Net realized investment gains	(49)	(52)	(74)
Other-than-temporary impairments and provision for loan losses	(17)	2	22
Premium and discount amortization on Available-for-Sale and other securities	109	124	156
Changes in operating assets and liabilities:
Segregated cash	63	(54)	(73)
Trading securities and equity method investments in hedge funds, net	19	150	179
Future policy benefits and claims, net	246	96	68
Receivables	(183)	(246)	(83)
Brokerage deposits	(76)	(14)	(9)
Accounts payable and accrued expenses	(12)	112	21
Other, net	(122)	133	149
Net cash provided by operating activities	845	817	856

Cash Flows from Investing Activities
Available-for-Sale securities:
Proceeds from sales	3,652	2,454	4,336
Maturities, sinking fund payments and calls	2,887	3,434	4,060
Purchases	(1,704)	(2,782)	(8,685)
Open securities transactions payable and receivable, net	84	15	(26)
Proceeds from sales and maturities of commercial mortgage loans	492	512	590
Funding of commercial mortgage loans	(510)	(422)	(486)
Proceeds from sale of AMEX Assurance	115	—	—
Proceeds from sales of other investments	123	149	206
Purchase of other investments	(157)	(135)	(168)
Purchase of land, buildings, equipment and software	(306)	(187)	(141)
Proceeds from sale of land, buildings, equipment and other	35	66	—
Proceeds from transfer of AMEX Assurance deferred acquisition costs	—	—	117
Deconsolidation of AMEX Assurance	—	—	(29)
Change in policy loans, net	(47)	(36)	(17)
Change in restricted cash	(153)	(17)	543
Acquisition of bank deposits and loans, net	—	437	—
Cash transferred to American Express related to AEIDC	—	—	(572)
Other, net	(16)	(4)	(1)
Net cash provided by (used in) investing activities	4,495	3,484	(273)

See Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows (continued)

Ameriprise Financial, Inc.

	Years Ended December 31,
	2007	2006	2005
		(in millions)
Cash Flows from Financing Activities
Investment certificates and banking time deposits:
Proceeds from additions	$831	$1,947	$3,244
Maturities, withdrawals and cash surrenders	(1,777)	(2,897)	(3,412)
Change in other banking deposits	519	(95)	—
Policyholder and contractholder account values:
Consideration received	1,093	1,267	1,532
Net transfers to separate accounts	(50)	(307)	(13)
Surrenders and other benefits	(3,838)	(3,688)	(2,126)
Proceeds from issuances of debt, net of issuance costs	—	516	2,843
Principal repayments of debt	(54)	(284)	(1,391)
Payable to American Express, net	—	—	(1,578)
Capital transactions with American Express, net	—	—	1,256
Dividends paid to American Express	—	—	(53)
Dividends paid to shareholders	(133)	(108)	(27)
Repurchase of common shares	(977)	(490)	—
Exercise of stock options	37	20	—
Excess tax benefits from share-based compensation	37	52	—
Dividends received from discontinued operations	—	—	48
Other, net	43	2	—
Net cash provided by (used in) financing activities	(4,269)	(4,065)	323

Cash Flows from Discontinued Operations
Net cash provided by operating activities	—	—	46
Net cash used in investing activities	—	—	(10)
Net cash provided by financing activities	—	—	482
Net cash provided by discontinued operations	—	—	518
Effect of exchange rate changes on cash	5	41	(32)
Net increase in cash and cash equivalents	1,076	277	1,392
Cash and cash equivalents at beginning of year	2,760	2,483	1,091
Cash and cash equivalents at end of year	$3,836	$2,760	$2,483
Cash and cash equivalents of discontinued operations included above:
At beginning of year	$—	$—	$54
At end of year	—	—	—
Supplemental Disclosures:
Interest paid on debt	$140	$131	$99
Income taxes paid, net	55	219	146
Non-cash dividend of AEIDC to American Express	—	—	164

See Notes to Consolidated Financial Statements.

Consolidated Statements of Shareholders’ Equity

Ameriprise Financial, Inc.

						Accumulated
	Number of		Additional			Other
	Outstanding	Common	Paid-In	Retained	Treasury	Comprehensive
	Shares	Shares	Capital	Earnings	Shares	Income (Loss)	Total
		(in millions, except share data)
Balances at January 1, 2005	100	$—	$2,907	$3,415	$—	$380	$6,702
Comprehensive income:
Net income	—	—	—	574	—	—	574
Change in net unrealized securities losses	—	—	—	—	—	(554)	(554)
Change in net unrealized derivatives gains	—	—	—	—	—	34	34
Minimum pension liability adjustment	—	—	—	—	—	(2)	(2)
Foreign currency translation adjustment	—	—	—	—	—	(9)	(9)
Total comprehensive income	—	—	—	—	—	—	43
Dividends paid to shareholders	—	—	—	(27)	—	—	(27)
Cash dividends paid to American Express	—	—	—	(53)	—	—	(53)
Non-cash dividends paid to American Express	—	—	—	(164)	—	—	(164)
Transfer of pension obligations and assets from American Express Retirement Plan	—	—	(18)	—	—	—	(18)
Treasury shares	(122,652)	—	—	—	—	—	—
Share-based compensation plans	3,834,058	—	(52)	—	—	—	(52)
Stock split of common shares issued and outstanding	246,164,048	2	(2)	—	—	—	—
Capital transactions with American Express, net	—	—	1,256	—	—	—	1,256
Balances at December 31, 2005	249,875,554	2	4,091	3,745	—	(151)	7,687

Comprehensive income:
Net income	—	—	—	631	—	—	631
Change in net unrealized securities losses	—	—	—	—	—	(58)	(58)
Change in net unrealized derivatives losses	—	—	—	—	—	(7)	(7)
Adjustment to initially apply FASB Statement No. 158, net of tax	—	—	—	—	—	(3)	(3)
Minimum pension liability adjustment	—	—	—	—	—	3	3
Foreign currency translation adjustment	—	—	—	—	—	7	7
Total comprehensive income	—	—	—	—	—	—	573
Dividends paid to shareholders	—	—	—	(108)	—	—	(108)
Transfer of pension obligations and assets from American Express Retirement Plan	—	—	(5)	—	—	—	(5)
Treasury shares	(11,395,306)	—	—	—	(490)	—	(490)
Share-based compensation plans	2,911,183	1	267	—	—	—	268
Balances at December 31, 2006	241,391,431	3	4,353	4,268	(490)	(209)	7,925

Change in accounting principles	—	—	—	(138)	—	—	(138)
Comprehensive income:
Net income	—	—	—	814	—	—	814
Change in net unrealized securities losses	—	—	—	—	—	19	19
Change in net unrealized derivatives losses	—	—	—	—	—	(5)	(5)
Change in defined benefit plans	—	—	—	—	—	29	29
Foreign currency translation adjustment	—	—	—	—	—	(1)	(1)
Total comprehensive income	—	—	—	—	—	—	856
Dividends paid to shareholders	—	—	—	(133)	—	—	(133)
Treasury shares	(16,659,635)	—	—	—	(977)	—	(977)
Share-based compensation plans	3,016,047	—	223	—	—	—	223
Other, net	—	—	54	—	—	—	54
Balances at December 31, 2007	227,747,843	$3	$4,630	$4,811	$(1,467)	$(167)	$7,810

See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.           Basis of Presentation

The accompanying Consolidated Financial Statements include the accounts of Ameriprise Financial, Inc. (“Ameriprise Financial”), companies in which it directly or indirectly has a controlling financial interest, variable interest entities (“VIEs”) in which it is the primary beneficiary and certain limited partnerships for which it is the general partner (collectively, the “Company”). Ameriprise Financial is a holding company, which primarily conducts business through its subsidiaries to provide financial planning, products and services that are designed to be utilized as solutions for our clients’ cash and liquidity, asset accumulation, income, protection and estate and wealth transfer needs. The Company’s foreign operations in the United Kingdom are conducted through its subsidiary, Threadneedle Asset Management Holdings Limited (“Threadneedle”).

Reclassifications

The accompanying Consolidated Financial Statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Changes to the Company’s reportable operating segments have been made as further discussed in Note 26. Additionally, certain reclassifications of prior year amounts have been made to conform to the current presentation, including new income statement captions which are described in Note 2. These reclassifications were made to enhance transparency and to better align the financial statement captions with the key drivers of the business. The Company did not change its revenue and expense recognition policies and the reclassifications did not result in any changes to consolidated net income or shareholders’ equity. The following is a summary of the reclassifications made:

Income Statement Reclassifications

• The Company reclassified the portion of 12b-1 fees identified as service fees on proprietary funds and marketing support type payments received from non-proprietary fund families for variable annuity and variable universal life products from management and financial advice fees to distribution fees to better align with industry standards. This reclassification impacted the Asset Management, Annuities and Protection segments.

• The Company reclassified variable interest entity and banking interest expense from net investment income to banking and deposit interest expense, a new caption on our Consolidated Statement of Income, to align with the presentation used by the banking industry. This reclassification primarily impacted the Advice & Wealth Management and Asset Management segments.

• The Company reclassified premiums related to immediate annuities with life contingencies from interest credited to fixed accounts to premiums. The reclassification impacted the Annuities segment.

• The Company reclassified reinsurance premiums paid for universal life and variable universal life products from benefits, claims, losses and settlement expenses to other revenues, where cost of insurance fees are reported. This reclassification impacted the Protection segment.

• In addition to the variable interest entity and banking deposit interest expense that the Company reclassified from net investment income, the Company reclassified interest credited to certificate deposit products from interest credited to fixed accounts and interest expense primarily related to the limited partnerships and interest expense related to stock loans from interest and debt expense to banking and deposit interest expense. These reclassifications impacted the Advice & Wealth Management and Asset Management segments.

• The Company reclassified non-field compensation to general and administrative expense, which impacts all segments. The Company reclassified wholesaling costs, net of capitalization from general and administrative expense to distribution expenses. The Company also reclassified capitalization related to distribution expenses from general and administrative expense to distribution expenses. These reclassifications impacted the Annuities and Protection segments.

• The Company reclassified benefit expenses related to immediate annuities with life contingencies from interest credited to fixed accounts to benefits, claims, losses and settlement expenses. This reclassification impacted the Annuities segment.

The following tables show the impact of the new captions and the reclassifications made to the Company’s previously reported Consolidated Statements of Income.

	Year Ended December 31, 2006		Year Ended December 31, 2005
	Previously		Previously
	Reported	Reclassified	Reported	Reclassified
	(in millions)		(in millions)
Revenues
Management and financial advice fees	$2,965	$2,700	$2,578	$2,334
Distribution fees	1,300	1,569	1,150	1,401
Net investment income	2,204	2,247	2,241	2,272
Premiums	932	1,070	979	1,129
Other revenues	739	707	536	500
Total revenues	8,140	8,293	7,484	7,636
Banking and deposit interest expense	—	273	—	240
Total net revenues	8,140	8,020	7,484	7,396
Expenses
Compensation and benefits	3,113	—	2,650	—
Distribution expenses	—	1,728	—	1,465
Interest credited to fixed accounts	1,264	968	1,310	1,019
Benefits, claims, losses and settlement expenses	930	1,113	880	1,083
Amortization of deferred acquisition costs	472	472	431	431
Interest and debt expense	116	101	73	67
Separation costs	361	361	293	293
Other expenses	1,087	—	1,102	—
General and administrative expense	—	2,480	—	2,293
Total expenses	7,343	7,223	6,739	6,651
Pretax income from continuing operations	797	797	745	745
Income tax provision	166	166	187	187
Income from continuing operations	631	631	558	558
Income from discontinued operations, net of tax	—	—	16	16
Net income	$631	$631	$574	$574

Balance Sheet Reclassifications

The Company reclassified Threadneedle’s short-term investments in money market funds from investments to cash and cash equivalents and to restricted and segregated cash. The Company also reclassified securities loaned from receivables to other liabilities. The Company reclassified a debit balance in other liabilities related to federal income taxes to other assets and reclassified various liabilities from accounts payable and accrued expenses to other liabilities based on the nature of the liability and the timing of its settlement.

The following table shows the impact of the reclassifications made to the Company’s previously reported Consolidated Balance Sheet.

	December 31, 2006
	Previously
	Reported	Reclassified
	(in millions)
Assets
Cash and cash equivalents	$2,717	$2,760
Investments	35,553	35,504
Separate account assets	53,848	53,848
Receivables	2,960	3,161
Deferred acquisition costs	4,499	4,499
Restricted and segregated cash	1,236	1,254
Other assets	3,359	3,455
Total assets	$104,172	$104,481
Liabilities and Shareholders’ Equity
Liabilities:
Future policy benefits and claims	$30,033	$30,031
Separate account liabilities	53,848	53,848
Customer deposits	6,707	6,707
Debt	2,225	2,244
Accounts payable and accrued expenses	1,788	1,209
Other liabilities	1,646	2,517
Total liabilities	96,247	96,556
Shareholders’ Equity:
Total shareholders’ equity	7,925	7,925
Total liabilities and shareholders’ equity	$104,172	$104,481

Statement of Cash Flows Reclassifications

The Company has reclassified certain prior year balances in the Consolidated Statements of Cash Flows.

•                  The Company previously classified transfers to and from the fixed account option within our variable annuity product as an operating activity in its Consolidated Statements of Cash Flows. The Company has reclassified these transfers as a financing activity in accordance with Statement of Financial Accounting Standards (“SFAS”)  No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”.

•                  The Company previously classified certain customer transfers to and from cash investment products as a financing activity. The Company has reclassified the change in brokerage accounts as an operating activity in accordance with the AICPA Audit and Accounting Guide:  Brokers and Dealers in Securities.

•                  The Company previously classified the net change in annuity policy loans as an operating activity and the net change in universal life policy loans as a financing activity. The Company has reclassified the net change in policy loans as an investing activity in accordance with the AICPA Audit and Accounting Guide:  Life and Health Insurance Entities.

The Company has also made certain other reclassifications to the Consolidated Statements of Cash Flows to conform with the reclassifications made to the Consolidated Balance Sheets. The effect of these reclassifications on prior year net cash flows related to operating, investing and financing activities is summarized below. The effect of these reclassifications on prior quarters’ net cash flows relating to operating, investing and financing activities is summarized in Note 27.

	Years Ended December 31,
	2006	2005
	(in millions)
Net cash provided by operating activities, previous presentation	$619	$975
Reclassification for annuity transfers	184	(68)
Reclassification for brokerage accounts	(28)	(39)
Reclassification for policy loans	4	3
Reclassification of certain trading securities to cash	34	(4)
Reclassification for investment certificates accrued interest	11	(11)
Other reclassifications	(7)	—
Net cash provided by operating activities, as reported	$817	$856

Net cash provided by (used in) investing activities, previous presentation	$3,523	$(255)
Reclassification for policy loans	(36)	(17)
Other reclassifications	(3)	(1)
Net cash provided by (used in) investing activities, as reported	$3,484	$(273)

Net cash provided by (used in) financing activities, previous presentation	$(3,937)	$177
Reclassification for annuity transfers	(184)	68
Reclassification for brokerage accounts	28	39
Reclassification for policy loans	32	14
Reclassification for investment certificates accrued interest	(11)	11
Other reclassifications	7	14
Net cash provided by (used in) financing activities, as reported	$(4,065)	$323

Effect of exchange rate changes on cash, previous presentation	$38	$(19)
Other reclassifications	3	(13)
Effect of exchange rate changes on cash, as reported	$41	$(32)

2.    Summary of Significant Accounting Policies

Principles of Consolidation

The Company consolidates all entities in which it holds a greater than 50% voting interest, or when certain conditions are met for VIEs and limited partnerships, except for immaterial seed money investments in mutual and hedge funds, which are accounted for as trading securities. Entities in which the Company holds a greater than 20% but less than 50% voting interest are accounted for under the equity method. Additionally, other investments in hedge funds in which the Company holds an interest that is less than 50% are accounted for under the equity method. All other investments are accounted for under the cost method where the Company owns less than a 20% voting interest and does not exercise significant influence, or as Available-for-Sale or trading securities, as applicable.

The Company also consolidates all VIEs for which it is considered to be the primary beneficiary. The determination as to whether an entity is a VIE is based on the amount and characteristics of the entity’s equity. The determination as to whether the Company is considered to be the primary beneficiary is based on whether the Company will absorb a majority of the VIE’s expected losses, receive a majority of the VIE’s expected residual return, or both.

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

Segment Reporting

On December 3, 2007, the Company announced a change in its reportable segments. The revised presentation of previously reported segment data has been applied retroactively to all periods presented in these financial statements. During the fourth quarter of 2007, the Company completed the implementation of an enhanced transfer pricing methodology and expanded its segment presentation from three to five segments to better align with the way the Chief Operating Decision Maker views the business. This facilitates greater transparency of the relationships between the businesses and better comparison to other industry participants in the retail advisor distribution, asset management, insurance and annuity industries. A narrative description of our enhanced transfer pricing methodology is presented in Note 26.

The Company’s five segments are Advice & Wealth Management, Asset Management, Annuities, Protection and Corporate & Other. Prior to this change, the Company reported results for three segments: Asset Accumulation and Income, Protection and Corporate & Other. The change from three segments to five was primarily the division of the former Asset Accumulation and Income segment into the Advice & Wealth Management, Asset Management and Annuities segments. The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany revenues and expenses, which are eliminated in consolidation.

Foreign Currency Translation

Net assets of foreign subsidiaries, whose functional currency is other than the U.S. dollar, are translated into U.S. dollars based upon exchange rates prevailing at the end of each year. The resulting translation adjustment, along with any related hedge and tax effects, are included in accumulated other comprehensive income (loss). Revenues and expenses are translated at average exchange rates during the year.

Amounts Based on Estimates and Assumptions

Accounting estimates are an integral part of the Consolidated Financial Statements. In part, they are based upon assumptions concerning future events. Among the more significant are those that relate to investment securities valuation and recognition of other-than-temporary impairments, valuation of deferred acquisition costs (“DAC”) and the corresponding recognition of DAC amortization, derivative financial instruments and hedging activities, litigation and claims reserves and income taxes and the recognition of deferred tax assets and liabilities. These accounting estimates reflect the best judgment of management and actual results could differ.

Revenues

The Company generates revenue from a wide range of investment and insurance products. Principal sources of revenue include management and financial advice fees, distribution fees, net investment income and premiums.

Management and Financial Advice Fees

Management and financial advice fees relate primarily to fees earned from managing mutual funds, separate account and wrap account assets, institutional investments including structured investments, as well as fees earned from providing financial advice and administrative services (including transfer agent, administration and custodial fees earned from providing services to retail mutual funds). Management and financial advice fees also include mortality and expense risk fees earned on separate account assets. Prior to the sale of the Company’s defined recordkeeping business in the second quarter of 2006, management and financial advice fees included 401(k) administration fees. The Company’s management and risk fees are generally computed as a contractual rate applied to the underlying asset values and are generally accrued daily and collected monthly. Many of the Company’s mutual funds have a performance incentive adjustment (“PIA”). The PIA increases or decreases the level of management fees received based on the specific fund’s relative performance as measured against a designated external index. The Company recognizes PIA fee revenue on a 12 month rolling performance basis. Employee benefit plan and institutional investment management and administration services fees are negotiated and are also generally based on underlying asset values. The Company may receive performance-based incentive fees from structured investments and hedge funds that it manages, which are recognized as revenue at the end of the performance period. Fees from financial planning and advice services are recognized when the financial plan is delivered.

Distribution Fees

Distribution fees primarily include point-of-sale fees (such as mutual fund front-end sales loads) and asset-based fees (such as 12b-1 distribution and shareholder service fees) that are generally based on a contractual percentage of assets and recognized when earned. Distribution fees also include amounts received under marketing support arrangements for sales of mutual funds and other companies’ products, such as through the Company’s wrap accounts, as well as surrender charges on fixed and variable universal life insurance and annuities.

Net Investment Income

Net investment income primarily includes interest income on fixed maturity securities classified as Available-for-Sale, commercial mortgage loans, policy loans, consumer loans, other investments and cash and cash equivalents; the mark-to-market adjustment on trading securities, including seed money, and certain derivatives, including derivatives hedging variable annuity living benefits; the pro rata share of net income or loss on equity method investments in hedge funds; and realized gains and losses on the sale of securities and charges for securities determined to be other-than-temporarily impaired. Interest income is accrued as earned using the effective interest method, which makes an adjustment of the yield for security premiums and discounts on all performing fixed maturity securities classified as Available-for-Sale, excluding structured securities, and commercial mortgage loans so that the related security or loan recognizes a constant rate of return on the outstanding balance throughout its term. For beneficial interests in structured securities, the excess cash flows attributable to a beneficial interest over the initial investment are recognized as interest income over the life of the beneficial interest using the effective yield method. Realized gains and losses on securities, other than trading securities and equity method investments in hedge funds, are recognized using the specific identification method on a trade date basis and charges are recorded when securities are determined to be other-than-temporarily impaired.

Premiums

Premiums include premiums, net of reinsurance on property-casualty insurance, traditional life and health (disability income and long term care) insurance and immediate annuities with a life contingent feature. Premiums on auto and home insurance are net of reinsurance premiums and are recognized ratably over the coverage period. Premiums on traditional life and health insurance are net of reinsurance ceded and are recognized as revenue when due.

Other Revenues

Other revenues include certain charges assessed on fixed and variable universal life insurance and annuities, which consist of cost of insurance charges, net of reinsurance premiums for universal life insurance products, variable annuity guaranteed benefit rider charges and administration charges against contractholder accounts or balances. Premiums paid by fixed and variable universal life and annuity contractholders are considered deposits and are not included in revenue. Cost of insurance and administrative charges on universal and variable universal life insurance, net of reinsurance premiums, were $519 million, $477 million and $421 million for the years ended December 31, 2007, 2006 and 2005, respectively. Other revenues also include revenues related to certain limited partnerships that were consolidated beginning in 2006.

Banking and Deposit Interest Expense

Banking and deposit interest expense primarily includes interest expense related to banking deposits and investment certificates. Additionally, banking and deposit interest expense includes interest on non-recourse debt of a structured entity while it was consolidated, as well as interest expense related to debt of certain limited partnerships that were consolidated beginning in 2006.

Expenses

Distribution Expenses

Distribution expenses primarily include compensation paid to the Company’s financial advisors, registered representatives, third-party distributors and wholesalers, net of amounts capitalized and amortized as part of DAC. The amounts capitalized and amortized are based on actual distribution costs. The majority of these costs, such as advisor and wholesaler compensation, vary directly with the level of sales. Distribution expenses also include marketing support and other distribution and administration related payments made to affiliated and unaffiliated distributors of products provided by the Company’s affiliates. The majority of these expenses vary with the level of sales, or assets held, by these distributors or are fixed costs. Distribution expenses also include wholesaling costs.

Interest Credited to Fixed Accounts

Interest credited to fixed accounts represents amounts earned by contractholders and policyholders on fixed account values associated with fixed and variable universal life and annuity contracts.

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

Amortization of Deferred Acquisition Costs

Direct sales commissions and other costs deferred as DAC, which are associated with the sale of annuity, insurance and certain mutual fund products, are amortized over time. For annuity and universal life contracts, DAC are amortized based on projections of estimated gross profits over amortization periods equal to the approximate life of the business. For other insurance products, DAC are generally amortized as a percentage of premiums over amortization periods equal to the premium-paying period. For certain mutual fund products, DAC are generally amortized over fixed periods on a straight-line basis adjusted for redemptions.

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

For other life and health insurance products, the assumptions made in calculating the DAC balance and DAC amortization expense are consistent with those used in determining the liabilities and, therefore, are intended to provide for adverse deviations in experience and are revised only if management concludes experience will be so adverse that DAC is not recoverable or if premium rates charged for the contract are changed. If management concludes that DAC is not recoverable, DAC is reduced to the amount that is recoverable based on best estimate assumptions and there is a corresponding expense recorded in consolidated results of operations.

For annuity, life and health insurance products, key assumptions underlying those long term projections include interest rates (both earning rates on invested assets and rates credited to policyholder accounts), equity market performance, mortality and morbidity rates and the rates at which policyholders are expected to surrender their contracts, make withdrawals from their contracts and make additional deposits to their contracts. Assumptions about interest rates are the primary factor used to project interest margins, while assumptions about rates credited to policyholder accounts and equity market performance are the primary factors used to project client asset value growth rates, and assumptions about surrenders, withdrawals and deposits comprise projected persistency rates. Management must also make assumptions to project maintenance expenses associated with servicing the Company’s annuity and insurance businesses during the DAC amortization period.

The client asset value growth rate is the rate at which variable annuity and variable universal life insurance contract values are assumed to appreciate in the future. The rate is net of asset fees and anticipates a blend of equity and fixed income investments. Management reviews and, where appropriate, adjusts its assumptions with respect to client asset value growth rates on a regular basis. The Company uses a mean reversion method as a guideline in setting near-term client asset value growth rates based on a long term view of financial market performance as well as actual historical performance. In periods when market performance results in actual contract value growth at a rate that is different than that assumed, management reassesses the near-term rate in order to continue to project management’s best estimate of long term growth. The near-term growth rate is reviewed to ensure consistency with management’s assessment of anticipated equity market performance. DAC amortization expense recorded in a period when client asset value growth rates exceed management’s near-term estimate will typically be less than in a period when growth rates fall short of management’s near-term estimate.

The analysis of DAC balances and the corresponding amortization is a dynamic process that considers all relevant factors and assumptions described previously. Unless the Company’s management identifies a significant deviation over the course of the quarterly monitoring, management reviews and updates these DAC amortization assumptions annually in the third quarter of each year.

Interest and Debt Expense

Interest and debt expense primarily includes interest on corporate debt, the impact of interest rate hedging activities and amortization of debt issuance costs.

Separation Costs

Separation costs include expenses related to the Company’s separation from American Express. These costs were primarily associated with establishing the Ameriprise Financial brand, separating and reestablishing the Company’s technology platforms and advisor and employee retention programs. The Company’s separation from American Express is complete.

General and Administrative Expense

General and administrative expense includes compensation, share-based awards and other benefits for employees (other than employees directly related to distribution, including financial advisors), professional and consultant fees, information technology, facilities and equipment, advertising and promotion, legal and regulatory, minority interest and corporate related expenses. Minority interest is related to certain limited partnerships that were consolidated beginning in 2006, which primarily consist of the portion of net income (loss) of these partnerships not owned by the Company.

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

The Company measures and recognizes the cost of share-based awards granted to employees and directors based on the grant-date fair value of the award. The fair value of each option is estimated on the grant date using a Black-Scholes option-pricing model and is charged to expense on a straight-line basis over the vesting period. The Company recognizes the cost of share-based awards granted to independent contractors on a fair value basis until the award is fully vested.

Income Taxes

The Company’s provision for income taxes represents the net amount of income taxes that the Company expects to pay or to receive from various taxing jurisdictions in connection with its operations. The Company provides for income taxes based on amounts that the Company believes it will ultimately owe taking into account the recognition and measurement for uncertain tax positions. Inherent in the provision for income taxes are estimates and judgments regarding the tax treatment of certain items.

Balance Sheet

Cash and Cash Equivalents

Cash equivalents include time deposits and other highly liquid investments with original maturities of 90 days or less.

Investments

Investments consist of the following:

Available-for-Sale Securities

Available-for-Sale securities are carried at fair value with unrealized gains (losses) recorded in accumulated other comprehensive income (loss), net of income tax provision (benefit) and net of adjustments in other asset and liability balances, such as DAC, to reflect the expected impact on their carrying values had the unrealized gains (losses) been realized as of the respective balance sheet date. Gains and losses are recognized in consolidated results of operations upon disposition of the securities. In addition, losses are also recognized when management determines that a decline in value is other-than-temporary, which requires judgment regarding the amount and timing of recovery. Indicators of other-than-temporary impairment for debt securities include issuer downgrade, default or bankruptcy. The Company also considers the extent to which cost exceeds fair value, the duration of that difference and management’s judgment about the issuer’s current and prospective financial condition, as well as the Company’s ability and intent to hold until recovery. Fair value is generally obtained from third party pricing sources. However, the Company’s Available-for-Sale securities portfolio also contains structured investments of various asset quality, including collateralized debt obligations (“CDOs”) (backed by high-yield bonds and bank loans), which are not readily marketable. As a result, the carrying values of these structured investments are based on future cash flow projections that require a significant degree of management judgment as to the amount and timing of cash payments, defaults and recovery rates of the underlying investments and, as such, are subject to change.

Commercial Mortgage Loans, Net

Commercial mortgage loans, net reflect principal amounts outstanding less the allowance for loan losses. The allowance for loan losses is measured as the excess of the loan’s recorded investment over the present value of its expected principal and interest payments discounted at the loan’s effective interest rate, or the fair value of collateral. Additionally, the level of the allowance for loan losses considers other factors, including historical experience, economic conditions and geographic concentrations. Management regularly evaluates the adequacy of the allowance for loan losses and believes it is adequate to absorb estimated losses in the portfolio.

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

Policy Loans

Policy loans include life insurance policy, annuity and investment certificate loans. These loans are carried at the aggregate of the unpaid loan balances, which do not exceed the cash surrender values of underlying products, plus accrued interest.

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

Included in separate account liabilities are investment liabilities of Threadneedle which represent the value of the units in issue of the pooled pension funds that are offered by Threadneedle’s subsidiary, Threadneedle Pensions Limited.

Receivables

Receivables include reinsurance recoverable, consumer banking loans, accrued investment income, brokerage customer receivables, premiums due, securities borrowed and other receivables.

Reinsurance

The Company reinsures a portion of the insurance risks associated with its life, disability income and long term care insurance products through reinsurance agreements with unaffiliated reinsurance companies. Reinsurance is used in order to limit losses, reduce exposure to large risks and provide additional capacity for future growth. To manage exposure to losses from reinsurer insolvencies, the financial condition of reinsurers is evaluated prior to entering into new reinsurance treaties and on a periodic basis during the terms of the treaties. The Company’s insurance companies remain primarily liable as the direct insurers on all risks reinsured.

Generally, the Company reinsures 90% of the death benefit liability related to individual fixed and variable universal life and term life insurance products. The Company began reinsuring risks at this level beginning in 2001 for term life insurance and 2002 for variable and universal life insurance. Policies issued prior to these dates are not subject to the same reinsurance levels. Generally, the maximum amount of life insurance risk retained by the Company is $750,000 on any policy insuring a single life and $1.5 million on any flexible premium survivorship variable life policy. For existing long term care policies the Company retained 50% of the risk and the remaining 50% of the risk was ceded on a coinsurance basis to affiliates of Genworth Financial, Inc. (“Genworth”). Reinsurance recoverable from Genworth related to the Company’s long term care liabilities was $1.0 billion at December 31, 2007, while amounts recoverable from each other reinsurer were much smaller. Risk on variable life and universal life policies is reinsured on a yearly renewable term basis. Risk on most term life policies starting in 2001 is reinsured on a coinsurance basis.

Generally, the Company retains at most $5,000 per month of risk per life on disability income insurance policy forms introduced in October 2007 in most states and reinsures the remainder of the risk on a coinsurance basis with unaffiliated reinsurance companies. The Company retains all risk on disability income contracts sold on other policy forms. The Company also retains all risk of accidental death benefit claims and substantially all risk associated with waiver of premium provisions.

For the years ended December 31, 2007, 2006 and 2005, net premiums earned on traditional life and health insurance and life contingent immediate annuity products were $485 million, $533 million and $521 million, respectively, which included reinsurance assumed of $2 million, $3 million and $2 million, respectively, and were net of amounts ceded under related reinsurance agreements of $139 million, $115 million and $124 million, respectively. Cost of insurance and administrative charges on universal and variable universal life insurance are reported net of reinsurance ceded of $57 million, $55 million and $52 million for the years ended December 31, 2007, 2006 and 2005, respectively. Reinsurance recovered from reinsurers was $126 million, $115 million and $106 million for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company also reinsures a portion of the risks associated with its personal auto and home insurance products through two types of reinsurance agreements with unaffiliated reinsurance companies. The Company purchases reinsurance with a limit of $5 million per loss and the Company retains $350,000 per loss. The Company purchases catastrophe reinsurance and retains $10 million of loss per event with loss recovery up to $80 million per event.

Consumer Banking Loans

Included in receivables at December 31, 2007 and 2006 were consumer banking loans, net of allowance for loan losses, of $408 million and $506 million, respectively. The lending portfolio primarily consists of home equity lines of credit and secured and unsecured lines of credit.

Brokerage Customer Receivables

At December 31, 2007 and 2006, brokerage customer receivables included receivables that represent credit extended to brokerage customers to finance their purchases of securities on margin of $196 million for both periods and other customer receivables of $63 million and $39 million, respectively. Brokerage margin loans are generally collateralized by securities with market values in excess of the amounts due.

Deferred Acquisition Costs

DAC represent the costs of acquiring new business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity and insurance products and, to a lesser extent, certain mutual fund products. These costs are deferred to the extent they are recoverable from future profits or premiums. The DAC associated with insurance or annuity contracts that are significantly modified or internally replaced with another contract are accounted for as contract terminations. These transactions are anticipated in establishing amortization periods and other valuation assumptions.

Restricted and Segregated Cash

Total restricted cash at December 31, 2007 and 2006 was $279 million and $138 million, respectively, which cannot be utilized for operations. The Company’s restricted cash at December 31, 2007 and 2006 primarily related to certain consolidated limited partnerships. At both December 31, 2007 and 2006, amounts segregated under federal and other regulations reflect resale agreements of $1.1 billion segregated in special bank accounts for the benefit of the Company’s brokerage customers. The Company’s policy is to take possession of securities purchased under agreements to resell. Such securities are valued daily and additional collateral is obtained when appropriate.

Other Assets

Other assets include land, buildings, equipment and software, goodwill and other intangible assets, DSIC, derivatives, deferred income taxes and other miscellaneous assets. Other assets also include assets related to consolidated limited partnerships.

Land, Buildings, Equipment and Software

Land, buildings, equipment and internally developed or purchased software are carried at cost less accumulated depreciation or amortization. The Company generally uses the straight-line method of depreciation and amortization over periods ranging from three to 30 years. At December 31, 2007 and 2006, land, buildings, equipment and software were $849 million and $705 million, respectively, net of accumulated depreciation of $757 million and $781 million, respectively. Depreciation and amortization expense for the years ended December 31, 2007, 2006 and 2005 was $146 million, $126 million and $141 million, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the amount of an acquired company’s acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose of a reporting unit. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach.

Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates the definite lived intangible assets remaining useful lives annually and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable or the carrying amount exceeds the fair value of the intangible asset.

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

Derivative Financial Instruments and Hedging Activities

Derivative financial instruments are recorded at fair value. The fair value of the Company’s derivative financial instruments is determined using either market quotes or valuation models that are based upon the net present value of estimated future cash flows and incorporate current market observable inputs to the extent available. In certain instances, the fair value includes structuring costs incurred at the inception of the transaction. The accounting for changes in the fair value of a derivative financial instrument depends on its intended use and the resulting hedge designation, if any. The Company primarily uses derivatives as economic hedges that are not designated as accounting hedges or do not qualify for hedge accounting treatment. The Company occasionally designates derivatives as (1) hedges of changes in the fair value of assets, liabilities, or firm commitments (“fair value hedges”), (2) hedges of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow hedges”), or (3) hedges of foreign currency exposures of net investments in foreign operations (“net investment hedges in foreign operations”).

For derivative financial instruments that do not qualify for hedge accounting or are not designated as hedges, changes in fair value are recognized in current period earnings, generally as a component of net investment income.

For derivative financial instruments that qualify as fair value hedges, changes in the fair value of the derivatives, as well as of the corresponding hedged assets, liabilities or firm commitments, are recognized in current earnings. If a fair value hedge designation is removed or the hedge is terminated prior to maturity, previous adjustments to the carrying value of the hedged item are recognized into earnings over the remaining life of the hedged item.

For derivative financial instruments that qualify as cash flow hedges, the effective portions of the gain or loss on the derivative instruments are reported in accumulated other comprehensive income (loss) and reclassified into earnings when the hedged item or transaction impacts earnings. The amount that is reclassified into earnings is presented in the Consolidated Statements of Income with the hedged instrument or transaction impact. Any ineffective portion of the gain or loss is reported currently in earnings as a component of net investment income. If a hedge designation is removed or a hedge is terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) may be recognized into earnings over the period that the hedged item impacts earnings. For any hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized in earnings immediately.

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

Derivative financial instruments that are entered into for hedging purposes are designated as such at the time the Company enters into the contract. For all derivative financial instruments that are designated for hedging activities, the Company formally documents all of the hedging relationships between the hedge instruments and the hedged items at the inception of the relationships. Management also formally documents its risk management objectives and strategies for entering into the hedge transactions. The Company formally assesses, at inception and on a quarterly basis, whether derivatives designated as hedges are highly effective in offsetting the fair value or cash flows of hedged items. If it is determined that a derivative is no longer highly effective as a hedge, the Company will discontinue the application of hedge accounting.

The equity component of equity indexed annuity and stock market investment certificate obligations are considered embedded derivatives. Additionally, certain annuities contain guaranteed minimum accumulation benefit (“GMAB”) and guaranteed minimum withdrawal benefit (“GMWB”) provisions. The GMAB and the non-life contingent benefits associated with GMWB provisions are also considered embedded derivatives. The fair value of embedded derivatives associated with annuities is included in future policy benefits and claims, whereas the fair value of stock market investment certificate embedded derivatives is included in customer deposits. The changes in fair value of the equity indexed annuity and investment certificate embedded derivatives are reflected in interest credited to fixed accounts and in banking and deposit interest expense, respectively. The changes in the fair value of the GMWB and GMAB embedded derivatives are reflected in benefits, claims, losses and settlement expenses.

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

The majority of the variable annuity contracts offered by the Company contain guaranteed minimum death benefit (“GMDB”) provisions. When market values of the customer’s accounts decline, the death benefit payable on a contract with a GMDB may exceed the contract accumulation value. The Company also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings, which are referred to as gain gross-up (“GGU”) benefits. In addition, the Company offers contracts containing GMWB and GMAB provisions and, until May 2007, the Company offered contracts containing guaranteed minimum income benefit (“GMIB”) provisions.

In determining the liabilities for variable annuity death benefits, GMIB and the life contingent benefits associated with GMWB, the Company projects these benefits and contract assessments using actuarial models to simulate various equity market scenarios.

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

GMAB and the non-life contingent benefits associated with GMWB provisions are considered embedded derivatives and are recorded at fair value. The fair value of these embedded derivatives is based on the present value of future benefits less applicable fees charged for the provision. The liability for the life contingent benefits associated with GMWB provisions is determined in the same way as the liability for variable annuity death benefits. The changes in both the fair values of the GMWB and GMAB embedded derivatives and the liability for life contingent benefits are reflected in benefits, claims, losses and settlement expenses.

Liabilities for equity indexed annuities are equal to the accumulation of host contract values covering guaranteed benefits and the market value of embedded equity options.

Liabilities for fixed annuities in a benefit or payout status are based on future estimated payments using established industry mortality tables and interest rates, ranging from 4.6% to 9.5% at December 31, 2007, depending on year of issue, with an average rate of approximately 5.8%.

Life and Health Insurance

Future policy benefits and claims related to life and health insurance include liabilities for fixed account values on fixed and variable universal life policies, liabilities for unpaid amounts on reported claims, estimates of benefits payable on claims incurred but not yet reported and estimates of benefits that will become payable on term life, whole life and health insurance policies as claims are incurred in the future.

Liabilities for fixed account values on fixed and variable universal life insurance are equal to accumulation values. Accumulation values are the cumulative gross deposits and credited interest less various contractual expense and mortality charges and less amounts withdrawn by policyholders.

Liabilities for unpaid amounts on reported life insurance claims are equal to the death benefits payable under the policies. Liabilities for unpaid amounts on reported health insurance claims include any periodic or other benefit amounts due and accrued, along with estimates of the present value of obligations for continuing benefit payments. These amounts are calculated based on claim continuance tables which estimate the likelihood an individual will continue to be eligible for benefits. Present values are calculated at interest rates established when claims are incurred. Anticipated claim continuance rates are based on established industry tables, adjusted as appropriate for the Company’s experience. Interest rates used with disability income claims ranged from 3.0% to 8.0% at December 31, 2007, with an average rate of 4.9%. Interest rates used with long term care claims ranged from 4.0% to 7.0% at December 31, 2007, with an average rate of 4.2%.

Liabilities for estimated benefits payable on claims that have been incurred but not yet reported are based on periodic analysis of the actual time lag between when a claim occurs and when it is reported.

Liabilities for estimates of benefits that will become payable on future claims on term life, whole life and health insurance policies are based on the net level premium method, using anticipated premium payments, mortality and morbidity rates, policy persistency and interest rates earned on assets supporting the liability. Anticipated mortality and morbidity rates are based on established industry mortality and morbidity tables, with modifications based on the Company’s experience. Anticipated premium payments and persistency rates vary by policy form, issue age, policy duration and certain other pricing factors. Anticipated interest rates for term and whole life ranged from 4.0% to 10.0% at December 31, 2007, depending on policy form, issue year and policy duration. Anticipated interest rates for disability income are 7.5% at policy issue grading to 5.0% over five years. Anticipated discount rates for long term care vary by plan and were 5.4% at December 31, 2007 grading up to 6.8% or 9.4% over 40 years.

Where applicable, benefit amounts expected to be recoverable from other insurers who share in the risk are separately recorded as reinsurance recoverable within receivables.

The Company issues only non-participating life and health insurance policies, which do not pay dividends to policyholders from realized policy margins.

Auto and Home Reserves

Auto and home reserves include amounts determined from loss reports on individual claims, as well as amounts, based on historical loss experience, for losses incurred but not reported. Such liabilities are necessarily based on estimates and, while management believes that the reserve amounts are adequate at December 31, 2007 and 2006, the ultimate liability may be in excess of or less than the amounts provided. The Company’s methods for making such estimates and for establishing the resulting liability are continually reviewed, and any adjustments are reflected in consolidated results of operations in the period such adjustments are made.

Customer Deposits

Customer deposits primarily include investment certificate reserves and banking and brokerage customer deposits.

Investment certificates may be purchased either with a lump sum payment or installment payments. Certificate product owners are entitled to receive, at maturity, a definite sum of money. Payments from certificate owners are credited to investment certificate reserves. Investment certificate reserves generally accumulate interest at specified percentage rates. Reserves are maintained for advance payments made by certificate owners, accrued interest thereon and for additional credits in excess of minimum guaranteed rates and accrued interest thereon. On certificates allowing for the deduction of a surrender charge, the cash surrender values may be less than accumulated investment certificate reserves prior to maturity dates. Cash surrender values on certificates allowing for no surrender charge are equal to certificate reserves.

Certain certificates offer a return based on the relative change in a stock market index. The certificates with an equity-based return contain embedded derivatives, which are carried at fair value within other liabilities. The fair value of these embedded derivatives incorporates current market observable inputs. Changes in fair value are reflected in banking and deposit interest expense.

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

Other Liabilities

Other liabilities include derivatives, deferred compensation liabilities, securities loaned, accrued interest payable and miscellaneous liabilities. Other liabilities also include minority interests of consolidated limited partnerships.

3. Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141 (revised 2007) “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in an acquiree, and goodwill acquired. SFAS 141(R) also requires an acquirer to disclose information about the financial effects of a business combination. SFAS 141(R) is effective prospectively for business combinations with an acquisition date on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, with early adoption prohibited. The Company will apply the standard to any business combinations within the scope of SFAS 141(R) occurring after December 31, 2008.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes the accounting and reporting for ownership interest in subsidiaries not attributable, directly or indirectly, to a parent. SFAS 160 requires that noncontrolling (minority) interests be classified as equity (instead of as a liability) within the consolidated balance sheet, and net income attributable to both the parent and the noncontrolling interest be disclosed on the face of the consolidated statement of income. SFAS 160 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years with early adoption prohibited. The provisions of SFAS 160 are to be applied prospectively, except for the presentation and disclosure requirements which are to be applied retrospectively to all periods presented. The Company is currently evaluating the impact of SFAS 160 on its consolidated results of operations and financial condition.

In June 2007, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 07-1, “Clarification of the Scope of the Audit and Accounting Guide ‘Investment Companies’ and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies” (“SOP 07-1”). SOP 07-1 provided clarification on the definition of an investment company. In February 2008, the FASB decided to indefinitely defer the effective date of SOP 07-1. In May 2007, the FASB issued FASB Staff Position (“FSP”) FASB Interpretation No. (“FIN”) 46(R)-7, “Application of FIN 46(R) to Investment Companies” (“FSP 46(R)-7”). FSP 46(R)-7 is dependent upon clarification of the definition of an investment company as provided in SOP 07-1 and is effective upon the adoption of that SOP. With the deferral of SOP 07-1, the Company will defer the adoption of both SOP 07-1 and FSP 46(R)-7.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 gives entities the option to measure certain financial instruments and other items at fair value that are not currently permitted to be measured at fair value. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 requires entities to report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 also establishes presentation and disclosure requirements. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company did not adopt SFAS 159 for any of its existing eligible assets or liabilities and has no current plans to adopt SFAS 159 for any new financial instruments.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an Amendment of FASB Statements No. 87, 88, 106, and 132(R)” (“SFAS 158”). As of December 31, 2006, the Company adopted the recognition provisions of SFAS 158 which require an entity to recognize the overfunded or underfunded status of an employer’s defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The Company’s adoption of this provision did not have a material effect on the consolidated results of operations and financial condition. Effective for fiscal years ending after December 15, 2008, SFAS 158 also requires an employer to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position. As of December 31, 2008, the Company will adopt the measurement provisions of SFAS 158 which the Company does not believe will have a material effect on consolidated results of operations and financial condition.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted provided the entity has not issued financial statements for any period within the year of adoption. The provisions of SFAS 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS 157 is initially applied, except for certain financial instruments as defined in SFAS 157 which will require retrospective application of SFAS 157. Any retrospective application will be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS 157 effective January 1, 2008. As a result of adopting SFAS 157, the Company will record a cumulative effect after-DAC, DSIC and tax reduction to retained earnings of approximately $35 million related to adjusting the fair value of structured derivatives the Company uses to hedge its exposure to GMWB provisions. The Company initially recorded these derivatives in accordance with Emerging Issues Task Force (“EITF”) Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” SFAS 157 requires these derivatives to be marked to the price the Company would receive to sell the derivatives to a market participant (an exit price). On January 18, 2008, the FASB published for comment Proposed FSP FAS 157-c “Measuring Liabilities under FASB Statement No. 157” (“FSP 157-c”). FSP 157-c states that in the absence of a quoted price for the identical liability in an active market, a reporting entity may measure the fair value of its liability at the amount it would receive as proceeds if it were to issue that liability at the measurement date. FSP 157-c shall be applied on a prospective basis effective on the later of (a) the beginning of the period that includes the issuance date of the FSP or (b) the beginning of the period in which an entity initially applies SFAS 157. The Company is evaluating the impact that this proposed FSP will have on the valuation of its embedded derivatives. Any change to the valuation of the Company’s embedded derivatives as a result of adopting SFAS 157 and FSP 157-c will be recorded in earnings as of the date of adoption. In accordance with FSP FAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), the Company will defer the adoption of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 as of January 1, 2007 and recorded a cumulative change in accounting principle resulting in an increase in the liability for unrecognized tax benefits and a decrease in beginning retained earnings of $4 million.

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“SFAS 155”). SFAS 155 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) and SFAS 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). SFAS 155: (i) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation; (ii) clarifies which interest-only and principal-only strips are not subject to the requirements of SFAS 133; (iii) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation; (iv) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives; and (v) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. The Company adopted SFAS 155 as of January 1, 2007. The effect of adopting SFAS 155 on the Company’s consolidated results of operations and financial condition was not material.

Effective January 1, 2006, the Company adopted EITF Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity when the Limited Partners Have Certain Rights” (“EITF 04-5”). EITF 04-5 provides guidance on whether a limited partnership or similar entity that is not a VIE should be consolidated by one of its partners. EITF 04-5 was effective for general partners of all new limited partnerships formed and for existing limited partnerships for which the partnership agreements were modified after June 29, 2005. For general partners in all other limited partnerships, this guidance was effective no later than January 1, 2006. The adoption of EITF 04-5 resulted in the consolidation of certain limited partnerships for which the Company is the general partner. The effect of this consolidation as of January 1, 2006 was a net increase in total assets and total liabilities of $427 million, consisting of $14 million of investments (net of $153 million of investments as of December 31, 2005 previously accounted for under the equity method), $89 million of restricted cash, $324 million of other assets, $291 million of other liabilities and $136 million of non-recourse debt. The adoption of EITF 04-5 had no net effect on consolidated net income.

In September 2005, the AICPA issued SOP 05-1, “Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts” (“SOP 05-1”). SOP 05-1 provides clarifying guidance on accounting for DAC associated with an insurance or annuity contract that is significantly modified or is internally replaced with another contract. Prior to adoption, the Company accounted for many of these transactions as contract continuations and continued amortizing existing DAC against revenue for the new or modified contract. Effective January 1, 2007, the Company adopted SOP 05-1 resulting in these transactions being prospectively accounted for as contract terminations. Consistent with this, the Company now anticipates these transactions in establishing amortization periods and other valuation assumptions. As a result of adopting SOP 05-1, the Company recorded as a cumulative change in accounting principle $206 million, reducing DAC by $204 million, DSIC by $11 million and liabilities for future policy benefits by $9 million. The after-tax decrease to retained earnings for these changes was $134 million. The adoption of SOP 05-1, among other things, resulted in an increase to DAC and DSIC amortization in 2007.

4. Separation and Distribution from American Express

Ameriprise Financial was formerly a wholly owned subsidiary of American Express Company (“American Express”). On February 1, 2005, the American Express Board of Directors announced its intention to pursue the disposition of 100% of its shareholdings in Ameriprise Financial (the “Separation”) through a tax-free distribution to American Express shareholders. In preparation for the disposition, Ameriprise Financial approved a stock split of its 100 common shares entirely held by American Express into 246 million common shares. Effective as of the close of business on September 30, 2005, American Express completed the separation of Ameriprise Financial and the distribution of the Ameriprise Financial common shares to American Express shareholders (the “Distribution”). The Distribution was effectuated through a pro-rata dividend to American Express shareholders consisting of one share of Ameriprise Financial common stock for every five shares of American Express common stock owned by its shareholders on September 19, 2005, the record date. Prior to August 1, 2005, Ameriprise Financial was named American Express Financial Corporation.

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

•                  Effective July 1, 2005, the Company’s subsidiary, AMEX Assurance Company (“AMEX Assurance”), ceded 100% of its travel insurance and card related business offered to American Express customers to an American Express subsidiary in return for an arm’s length ceding fee. As of September 30, 2005, the Company entered into an agreement to sell the AMEX Assurance legal entity to American Express on or before September 30, 2007 for a fixed price equal to the net book value of AMEX Assurance as of the Distribution, which was approximately $115 million. These transactions created a variable interest entity, for GAAP purposes, for which the Company was not the primary beneficiary. Accordingly, the Company deconsolidated AMEX Assurance for GAAP purposes as of September 30, 2005. The sale of AMEX Assurance was completed on September 30, 2007 for a sale price of $115 million.

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

The Company incurred significant non-recurring separation costs as a result of the Separation. These costs were primarily associated with establishing the Ameriprise Financial brand, separating and reestablishing the Company’s technology platforms and advisor and employee retention programs. During the years ended December 31, 2007, 2006 and 2005, $236 million ($154 million after-tax), $361 million ($235 million after-tax) and $293 million ($191 million after-tax), respectively, of such costs were incurred.

American Express had historically provided a variety of corporate and other support services for the Company, including information technology, treasury, accounting, financial reporting, tax administration, human resources, marketing, legal and other services. Following the Distribution, American Express provided the Company with many of these services pursuant to transition services agreements for transition periods of up to two years or more, if extended by mutual agreement of the Company and American Express. The Company has terminated all of these service agreements and has completed its separation from American Express.

5. Acquisition of Bank Deposits and Loans

On September 29, 2005, the Company and American Express Bank, FSB (“AEBFSB”), a subsidiary of American Express, entered into a Purchase and Assumption Agreement (the “Agreement”) pursuant to which the Company agreed to purchase assets and assume liabilities, primarily consumer loans and deposits of AEBFSB, upon obtaining a federal savings bank charter. In September 2006, the Company and AEBFSB entered into amendments to the Agreement, pursuant to which the Company agreed to acquire the assets and liabilities from AEBFSB in three phases. Ameriprise Bank, FSB (“Ameriprise Bank”), a wholly owned subsidiary of the Company, commenced operations in September 2006 subsequent to obtaining the charter and performed the agreement with AEBFSB. In the three phases completed from September to November 2006, Ameriprise Bank acquired $493 million of customer loans, assumed $963 million of customer deposits and received net cash of $470 million. The assets acquired and liabilities assumed were recorded at fair value.

Separately, on October 23, 2006, the Company purchased $33 million of secured loans from American Express Credit Corporation for cash consideration. These loans were made to the Company’s customers and are secured by the customers’ investment assets and/or insurance policies and will be serviced by Ameriprise Bank. The Company recorded the loans purchased at fair value.

6. Discontinued Operations

The components of earnings from the discontinued operations of AEIDC for December 31, 2005 were as follows:

2005
(in millions)
Net investment income	$165
Banking and deposit interest expense	104
General and administrative expense	36
Pretax income from discontinued operations	25
Income tax provision	9
Income from discontinued operations, net of tax	$16

7. Sale of Defined Contribution Recordkeeping Business

On June 1, 2006, the Company completed the sale of its defined contribution recordkeeping business for $66 million. For the year ended December 31, 2006, the Company incurred $30 million of expenses related to the sale and realized a pretax gain of $36 million. The expenses included a write-down of capitalized software development costs of $17 million and severance costs of $11 million. The administered assets transferred in connection with this sale were approximately $16.7 billion. The Company continues to manage approximately $10.5 billion of defined contribution assets. The Company received $25 million for a contingent payment settled and paid in the fourth quarter of 2007, resulting in a combined 2006 and 2007 pretax gain of $61 million.

8. Variable Interest Entities

The consolidated variable interest entity for which the Company was considered the primary beneficiary at December 31, 2007 relates to a structured entity, both managed and partially-owned by the Company. The structured entity contains debt obligations of $18 million issued to investors that is non-recourse to the Company and supported by a $30 million portfolio of municipal bonds. The fair value of the municipal bonds was $31 million at December 31, 2007.

In the fourth quarter of 2007, the Company deconsolidated a CDO after determining it was no longer the primary beneficiary of the structure as a result of the sale of a portion of its interest in the residual and rated debt tranches of the CDO structure and recorded a gain of $68 million ($44 million after-tax) related to the deconsolidation. The $68 million gain represents the reversal of net operating expenses related to the CDO in prior periods. The Company recorded investment income of $14 million in 2005 related to two liquidated secured loan trusts that had previously been consolidated.

The Company has other significant variable interests for which it is not the primary beneficiary and, therefore, does not consolidate. These interests are represented by carrying values of $46 million of CDOs managed by the Company and $96 million of affordable housing partnerships. For the CDOs managed by the Company, the Company has evaluated its variability in losses and returns considering its investment levels, which are less than 50% of the residual tranches, and the fee received from managing the structures and has determined that consolidation is not required. The Company manages approximately $7.5 billion of underlying collateral within the CDOs. The Company’s maximum exposure to loss as a result of its investment in these entities is represented by the carrying values.

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

9. Investments

The following is a summary of investments:

	December 31,
	2007	2006
	(in millions)

Available-for-Sale securities, at fair value	$25,931	$30,880
Commercial mortgage loans, net	3,097	3,056
Trading securities, at fair value, and equity method investments in hedge funds	504	522
Policy loans	706	660
Other investments	387	386
Total	$30,625	$35,504

Available-for-Sale Securities

Available-for-Sale securities distributed by type were as follows:

	December 31, 2007
Description of Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
Corporate debt securities	$14,158	$113	$(328)	$13,943
Mortgage and other asset-backed securities	10,517	38	(162)	10,393
State and municipal obligations	1,038	14	(17)	1,035
U.S. government and agencies obligations	322	7	(1)	328
Foreign government bonds and obligations	97	15	—	112
Common and preferred stocks	53	6	(1)	58
Structured investments	46	—	—	46
Other debt	16	—	—	16
Total	$26,247	$193	$(509)	$25,931

	December 31, 2006
Description of Securities	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in millions)
Corporate debt securities	$17,026	$169	$(364)	$16,831
Mortgage and other asset-backed securities	12,524	30	(224)	12,330
State and municipal obligations	1,042	32	(4)	1,070
U.S. government and agencies obligations	370	14	(6)	378
Foreign government bonds and obligations	117	18	—	135
Common and preferred stocks	53	7	—	60
Structured investments	46	—	—	46
Other debt	30	—	—	30
Total	$31,208	$270	$(598)	$30,880

The deconsolidated CDO included corporate debt securities with a fair value of $160 million at December 31, 2006.

At December 31, 2007 and 2006, fixed maturity securities comprised approximately 85% and 87%, respectively, of the Company’s total investments. These securities were rated by Moody’s and Standard & Poor’s (“S&P”), except for approximately $1.4 billion of securities at both December 31, 2007 and 2006, which were rated by the Company’s internal analysts using criteria similar to Moody’s and S&P. Ratings on investment grade securities are presented using S&P’s convention and, if the two agencies’ ratings differ, the lower rating was used. A summary of fixed maturity securities by rating was as follows:

	December 31, 2007			December 31, 2006
			Percent of			Percent of
	Amortized	Fair	Total Fair	Amortized	Fair	Total Fair
Rating	Cost	Value	Value	Cost	Value	Value
AAA	$11,381	$11,277	44%	$13,428	$13,261	43%
AA	2,637	2,613	10	2,827	2,794	9
A	4,292	4,253	16	5,414	5,344	17
BBB	6,150	6,069	24	7,474	7,415	24
Below investment grade	1,734	1,661	6	2,012	2,006	7
Total fixed maturities	$26,194	$25,873	100%	$31,155	$30,820	100%

At December 31, 2007 and 2006, approximately 39% and 42%, respectively, of the securities rated AAA were GNMA, FNMA and FHLMC mortgage-backed securities. No holdings of any other issuer were greater than 10% of shareholders’ equity.

The following table provides information about Available-for-Sale securities with gross unrealized losses and the length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2007
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses
	(in millions)
Corporate debt securities	$1,514	$(45)	$8,159	$(283)	$9,673	$(328)
Mortgage and other asset-backed securities	1,754	(73)	5,715	(89)	7,469	(162)
State and municipal obligations	414	(15)	73	(2)	487	(17)
U.S. government and agencies obligations	—	—	169	(1)	169	(1)
Foreign government bonds and obligations	—	—	2	—	2	—
Common and preferred stocks	49	(1)	—	—	49	(1)
Total	$3,731	$(134)	$14,118	$(375)	$17,849	$(509)

	December 31, 2006
	Less than 12 months		12 months or more		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
Description of Securities	Value	Losses	Value	Losses	Value	Losses
	(in millions)
Corporate debt securities	$1,416	$(19)	$10,881	$(345)	$12,297	$(364)
Mortgage and other asset-backed securities	1,134	(7)	8,617	(217)	9,751	(224)
State and municipal obligations	12	—	90	(4)	102	(4)
U.S. government and agencies obligations	11	—	246	(6)	257	(6)
Foreign government bonds and obligations	—	—	3	—	3	—
Common and preferred stocks	—	—	4	—	4	—
Total	$2,573	$(26)	$19,841	$(572)	$22,414	$(598)

In evaluating potential other-than-temporary impairments, the Company considers the extent to which amortized cost exceeds fair value and the duration of that difference. A key metric in performing this evaluation is the ratio of fair value to amortized cost. The following table summarizes the unrealized losses by ratio of fair value to amortized cost as of December 31, 2007:

	Less than 12 months			12 months or more			Total
	Number		Gross	Number		Gross	Number		Gross
Ratio of Fair Value	of	Fair	Unrealized	of	Fair	Unrealized	of	Fair	Unrealized
to Amortized Cost	Securities	Value	Losses	Securities	Value	Losses	Securities	Value	Losses
	(in millions, except number of securities)
95%–100%	316	$2,774	$(39)	719	$12,682	$(208)	1,035	$15,456	$(247)
90%–95%	89	732	(57)	54	849	(60)	143	1,581	(117)
80%–90%	11	216	(32)	33	490	(70)	44	706	(102)
Less than 80%	2	9	(6)	12	97	(37)	14	106	(43)
Total	418	$3,731	$(134)	818	$14,118	$(375)	1,236	$17,849	$(509)

As part of the Company’s ongoing monitoring process, management determined that a majority of the gross unrealized losses on its Available-for-Sale securities are attributable to changes in interest rates and credit spreads across asset classes. As noted in the table above, a significant portion of the gross unrealized losses relates to securities that have a fair value to amortized cost ratio of 95% or above, resulting in an overall 97% ratio of fair value to amortized cost for all securities with an unrealized loss. From an overall perspective, the gross unrealized losses were not concentrated in any individual industries or with any individual securities. The securities with a fair value to amortized cost ratio of 80-90% primarily relate to the consumer products, financial, and home building industries. The total gross unrealized loss related to the home building industry was $31 million. The securities with a fair value to cost of less than 80% primarily relate to the financial and home building industries. The largest unrealized loss associated with an individual issuer, excluding GNMA, FNMA and FHLMC mortgage-backed securities, was $14 million. The securities related to this issuer have a fair value to amortized cost ratio of 88% and have been in an unrealized loss position for more than 12 months. The

Company believes that it will collect all principal and interest due on all investments that have amortized cost in excess of fair value. In addition, the Company has the ability and intent to hold these securities until anticipated recovery which may not be until maturity.

The Company monitors the investments and metrics described previously on a quarterly basis to identify and evaluate investments that have indications of possible other-than-temporary impairments. Additionally, the Company has the ability and intent to hold these securities for a time sufficient to recover its amortized cost and has, therefore, concluded that none had other-than-temporary impairment at December 31, 2007.

The Company’s total mortgage and asset backed exposure at December 31, 2007 was $10.4 billion which included $6.3 billion of residential mortgage backed securities and $3.0 billion of commercial mortgage backed securities. At December 31, 2007, residential mortgage backed securities included $4.5 billion of agency-backed securities, $1.2 billion of Alt-A securities, and $0.6 billion of prime, non-agency securities. With respect to the Alt-A securities, the vast majority are rated AAA. None of the structures are levered, and the majority of the AAA-rated holdings are “super senior” bonds, meaning they have more collateral support or credit enhancement than required to receive a AAA rating. While overall delinquencies in the market continue to deteriorate, most of these positions are performing in-line or better than their vintage. With regard to asset backed securities, the Company’s exposure at December 31, 2007 was $1.1 billion, which included $241 million of securities backed by subprime collateral. These securities are predominantly AAA-rated bonds backed by seasoned, traditional, first lien collateral. Holdings include both floating rate and short-duration, fixed securities. The Company has no other structured or hedge fund investments with exposure to subprime residential mortgages.

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

The following table presents the components of the net unrealized securities gains (losses), net of tax, included in accumulated other comprehensive loss:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Net unrealized securities gains (losses) at January 1	$(187)	$(129)	$425
Holding gains (losses), net of tax of $20, $54, and $303, respectively	38	(101)	(562)
Reclassification of realized gains, net of tax of $16, $17, and $18, respectively	(29)	(33)	(34)
DAC, DSIC and annuity liabilities, net of tax of $6, $41, and $30, respectively	10	76	55
Net realized securities losses related to discontinued operations, net of tax of nil, nil and $7, respectively	—	—	(13)
Net unrealized securities losses at December 31	$(168)	$(187)	$(129)

Available-for-Sale securities by maturity at December 31, 2007 were as follows:

	Amortized	Fair
	Cost	Value
	(in millions)
Due within one year	$1,867	$1,869
Due after one year through five years	6,283	6,240
Due after five years through 10 years	5,431	5,275
Due after 10 years	2,050	2,050
	15,631	15,434
Mortgage and other asset-backed securities	10,517	10,393
Structured investments	46	46
Common and preferred stocks	53	58
Total	$26,247	$25,931

The expected payments on mortgage and other asset-backed securities and structured investments may not coincide with their contractual maturities. As such, these securities, as well as common and preferred stocks, were not included in the maturities distribution.

Net realized gains and losses on Available-for-Sale securities, determined using the specific identification method, were as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Gross realized gains from sales	$73	$66	$137
Gross realized losses from sales	(24)	(14)	(64)
Other-than-temporary impairments	(5)	(2)	(21)

The $5 million of other-than-temporary impairments in 2007 related to corporate debt securities in the publishing and home building industries which were downgraded in 2007. The $2 million of other-than-temporary impairments in 2006 related to a corporate bond held in the consolidated CDO which was deconsolidated in 2007. The $21 million of other-than-temporary impairments in 2005 primarily related to corporate debt securities within the auto industry which were downgraded in 2005 and subsequently deteriorated throughout the year in terms of their fair value to amortized cost ratio.

Commercial Mortgage Loans, Net

The following is a summary of commercial mortgage loans:

	December 31,
	2007	2006
	(in millions)
Commercial mortgage loans	$3,115	$3,096
Less: allowance for loan losses	(18)	(40)
Commercial mortgage loans, net	$3,097	$3,056

Commercial mortgage loans are first mortgages on real estate. The Company holds the mortgage documents, which gives it the right to take possession of the property if the borrower fails to perform according to the terms of the agreements.

At December 31, 2007 and 2006, the Company held no investments in impaired commercial mortgage loans. During 2007 and 2006, the average recorded investment in impaired commercial mortgage loans was nil and $3 million, respectively. For the years ended December 31, 2007, 2006 and 2005, the Company did not recognize any interest income related to impaired commercial mortgage loans.

The balances of and changes in the allowance for loan losses were as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Balance at January 1	$40	$44	$49
Provision for loan losses	(22)	—	—
Foreclosures, write-offs and loan sales	—	(4)	(5)
Balance at December 31	$18	$40	$44

In 2007 the Company recorded a $22 million decrease to the allowance for loan losses on commercial mortgage loans.

Concentrations of credit risk of commercial mortgage loans by region were as follows:

	December 31,
	2007		2006
	On-Balance	Funding	On-Balance	Funding
	Sheet	Commitments	Sheet	Commitments
	(in millions)
Commercial mortgage loans by U.S. region:
Atlantic	$984	$22	$921	$40
North Central	736	33	813	22
Mountain	369	9	332	13
Pacific	492	21	446	15
South Central	323	8	374	2
New England	211	8	210	2
	3,115	101	3,096	94
Less: allowance for loan losses	(18)	—	(40)	—
Total	$3,097	$101	$3,056	$94

Concentrations of credit risk of commercial mortgage loans by property type were as follows:

	December 31,
	2007		2006
	On-Balance	Funding	On-Balance	Funding
	Sheet	Commitments	Sheet	Commitments
	(in millions)
Commercial mortgage loans by U.S. property type:
Office buildings	$932	$12	$1,064	$4
Shopping centers and retail	897	66	763	71
Apartments	461	8	519	2
Industrial buildings	549	9	495	12
Hotels and motels	81	—	95	4
Medical buildings	54	—	58	—
Other	141	6	102	1
	3,115	101	3,096	94
Less: allowance for loan losses	(18)	—	(40)	—
Total	$3,097	$101	$3,056	$94

Commitments to fund commercial mortgages were made in the ordinary course of business. The funding commitments at December 31, 2007 and 2006 approximate fair value.

Trading Securities and Equity Method Investments in Hedge Funds

Net recognized gains related to trading securities and equity method investments in hedge funds for the years ended December 31, 2007, 2006 and 2005 were $3 million, $41 million and $27 million, respectively.

10. Deferred Acquisition Costs and Deferred Sales Inducement Costs

The balances of and changes in DAC were as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Balance at January 1	$4,499	$4,182	$3,956
Impact of SOP 05-1 at adoption	(204)	—	—
Capitalization of acquisition costs	771	744	693
DAC transfer related to AMEX Assurance ceding arrangement	—	—	(117)
Amortization, excluding impact of annual third quarter changes in DAC-related assumptions	(535)	(510)	(498)
Amortization, impact of annual third quarter changes in DAC-related assumptions	(16)	38	67
Impact of change in net unrealized securities losses (gains)	(12)	45	81
Balance at December 31	$4,503	$4,499	$4,182

The balances of and changes in DSIC were as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Balance at January 1	$452	$370	$303
Impact of SOP 05-1 at adoption	(11)	—	—
Capitalization of sales inducements	124	126	94
Amortization	(53)	(48)	(40)
Impact of change in net unrealized securities losses (gains)	(1)	4	13
Balance at December 31	$511	$452	$370

11. Goodwill and Other Intangibles

Goodwill and other intangible assets deemed to have indefinite lives are not amortized but are instead subject to impairment tests. The Company tests goodwill for impairment on an annual basis. For the years ended December 31, 2007, 2006 and 2005 the tests did not indicate impairment. Intangible assets with definite lives are amortized over their estimated useful lives. The Company evaluates the definite lived intangible assets remaining useful lives annually and tests for impairment whenever events and circumstances indicate that an impairment may have occurred. In 2007, the Company had an impairment charge of approximately $1 million related to an asset management contract.

The changes in the carrying amount of goodwill reported in the Company’s four main operating segments were as follows:

	Advice &
	Wealth	Asset
	Management	Management	Annuities	Protection	Consolidated
	(in millions)
Balance at January 1, 2006(1)	$96	$387	$44	$50	$577
Acquisitions	—	4	—	—	4
Foreign currency translation and other adjustments	—	57	—	—	57
Balance at December 31, 2006(1)	96	448	44	50	638
Acquisitions	—	4	—	—	4
Foreign currency translation and other adjustments	—	1	—	—	1
Balance at December 31, 2007	$96	$453	$44	$50	$643

(1) Balances have been retroactively adjusted to reflect changes in segments effective in the fourth quarter of 2007.

Definite-lived intangible assets consisted of the following:

	December 31,
	2007			2006
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount
	(in millions)
Customer relationships	$40	$(17)	$23	$39	$(13)	$26
Contracts	153	(61)	92	140	(44)	96
Other	146	(41)	105	144	(33)	111
Total	$339	$(119)	$220	$323	$(90)	$233

The aggregate amortization expense for these intangible assets during the years ended December 31, 2007, 2006 and 2005 was $27 million, $20 million and $28 million, respectively. These assets have a weighted-average useful life of 12 years.

Estimated intangible amortization expense as of December 31, 2007, for the next five years was as follows:

(in millions)
2008	$26
2009	25
2010	24
2011	19
2012	19

As of December 31, 2007 and 2006, the Company did not have identifiable intangible assets with indefinite useful lives.

12. Future Policy Benefits and Claims and Separate Account Liabilities

Future policy benefits and claims consisted of the following:

	December 31,
	2007	2006
	(in millions)
Fixed annuities	$14,382	$16,841
Equity indexed annuities accumulated host values	253	267
Equity indexed annuities embedded derivative	53	50
Variable annuities fixed sub-accounts	5,419	5,975
Guaranteed minimum withdrawal benefits variable annuity guarantees	136	(12)
Guaranteed minimum accumulation benefits variable annuity guarantees	33	(5)
Other variable annuity guarantees	27	31
Total annuities	20,303	23,147
Variable universal life (“VUL”)/universal life (“UL”) insurance	2,568	2,562
Other life, disability income and long term care insurance	4,106	3,852
Auto, home and other insurance	378	381
Policy claims and other policyholders’ funds	91	89
Total	$27,446	$30,031

Separate account liabilities consisted of the following:

	December 31,
	2007	2006
	(in millions)
Variable annuity variable sub-accounts	$51,764	$43,515
VUL insurance variable sub-accounts	6,244	5,709
Other insurance variable sub-accounts	62	63
Threadneedle investment liabilities	3,904	4,561
Total	$61,974	$53,848

Fixed Annuities

Fixed annuities include both deferred and payout contracts. Deferred contracts offer a guaranteed minimum rate of interest and security of the principal invested. Payout contracts guarantee a fixed income payment for life or the term of the contract. The Company generally invests the proceeds from the annuity payments in fixed rate securities. The interest rate risks under these obligations are partially hedged with derivative instruments. These derivatives were intended to be cash flow hedges of interest credited on forecasted sales rather than a hedge of inforce risk. These derivatives consisted of interest rate swaptions with a notional value of $0.8 billion and $1.2 billion at December 31, 2007 and 2006, respectively. Effective January 1, 2007, the Company removed the cash flow hedge designation from its swaptions because they were no longer highly effective. The fair value of these swaptions was $1 million and $2 million at December 31, 2007 and 2006, respectively.

Equity Indexed Annuities

The Index 500 Annuity, the Company’s equity indexed annuity product, is a single premium deferred fixed annuity. The contract is issued with an initial term of seven years and interest earnings are linked to the S&P 500 Index. This annuity has a minimum interest rate guarantee of 3% on 90% of the initial premium, adjusted for any surrenders. The Company generally invests the proceeds from the annuity deposits in fixed rate securities and hedges the equity risk with derivative instruments. The equity component of these annuities is considered an embedded derivative and is accounted for separately. The change in fair value of the embedded derivative reserve is reflected in interest credited to fixed accounts. As a means of economically hedging its obligation under the stock market return provision, the Company purchases and writes index options and enters into futures contracts. The changes in the fair value of these hedge derivatives are included in net investment income. The notional amounts and fair value assets (liabilities) of these options and futures were as follows:

	December 31,
	2007		2006
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
	(in millions)

Purchased options and futures	$237	$43	$271	$40
Written options and futures	(58)	(1)	(67)	(1)

Variable Annuities

Purchasers of variable annuities can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for variable annuity contracts are held in separate accounts where the assets are held for the exclusive benefit of those contractholders.

Most of the variable annuity contracts issued by the Company contain one or more guaranteed benefits, including GMWB, GMAB, GMDB and GGU provisions. GMAB and the non-life contingent benefits associated with GMWB provisions are considered embedded derivatives and are recorded at fair value. The changes in fair values of these embedded derivatives are reflected in benefits, claims, losses and settlement expenses. The negative fair values for GMWB and GMAB at December 31, 2006 reflected that under conditions and expectations at that time, the Company believed the applicable fees charged for the rider would more than offset the future benefits paid to policyholders under the rider provisions. The Company does not currently hedge its risk under the GMDB, GGU and GMIB provisions. The total value of variable annuity contracts with GMWB riders increased from $7.2 billion at December 31, 2006 to $13.1 billion at December 31, 2007. The total value of variable annuity contracts with GMAB riders increased from $1.4 billion at December 31, 2006 to $2.3 billion at December 31, 2007. As a means of economically hedging its obligations under GMWB and GMAB provisions, the Company purchases equity put and call options, enters into interest rate swaps and trades equity futures contracts. The changes in the fair value of these hedge derivatives are included in net investment income. The notional amounts and fair value assets (liabilities) of these options, swaps and futures were as follows:

	December 31,
	2007		2006
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
	(in millions)

Purchased options and futures	$6,318	$338	$1,410	$171
Interest rate swaps	202	2	359	(1)
Sold equity futures	(202)	—	(111)	—

Insurance Liabilities

VUL/UL is the largest group of insurance policies written by the Company. Purchasers of VUL can select from a variety of investment options and can elect to allocate a portion to a fixed account. A vast majority of the premiums received for VUL contracts are held in separate accounts where the assets are held for the exclusive benefit of those contractholders. The Company also offers term and whole life insurance as well as disability products. The Company no longer offers long term care products but has inforce policies from prior years. Ameriprise Auto & Home Insurance offers auto and home coverage directly to customers and through marketing alliances. Insurance liabilities include accumulation values, unpaid reported claims, incurred but not reported claims and obligations for anticipated future claims.

Threadneedle Investment Liabilities

Threadneedle provides a range of unitized pooled pension funds, which invest in property, stocks, bonds and cash. These funds are part of the long term business fund of Threadneedle’s subsidiary, Threadneedle Pensions Limited. The investments are selected by the clients and are based on the level of risk they are willing to assume. All investment performance, net of fees, is passed through to the investors. The value of the liabilities represents the value of the units in issue of the pooled pension funds.

13. Variable Annuity Guarantees

The majority of the variable annuity contracts offered by the Company contain GMDB provisions. The Company also offers variable annuities with death benefit provisions that gross up the amount payable by a certain percentage of contract earnings, which are referred to as GGU benefits. In addition, the Company offers contracts with GMWB and GMAB provisions. The Company previously offered contracts containing GMIB provisions. The Company has established additional liabilities for the variable annuity death benefits and GMIB provisions and for life contingent benefits associated with GMWB provisions. GMAB and non-life contingent benefits associated with GMWB provisions are considered embedded derivatives and are recorded at fair value.

The variable annuity contracts with GMWB riders typically have account values that are based on an underlying portfolio of mutual funds, the values of which fluctuate based on equity market performance. At issue, the guaranteed amount is equal to the amount deposited, but the guarantee may be increased annually to the account value (a “step-up”) in the case of favorable market performance. The GMWB offered initially guarantees that the client can withdraw 7% per year until the amount withdrawn is equal to the guaranteed amount, regardless of the performance of the underlying funds. In 2006, the Company began offering an enhanced withdrawal benefit that gives policyholders a choice to withdraw 6% per year for the life of the policyholder or 7% per year until the amount withdrawn is equal to the guaranteed amount. In 2007, the Company added a new GMWB benefit design that is available in a joint version that promises 6% withdrawals while either contractholder remains alive. In addition, once withdrawals begin, the policyholder’s funds are moved to one of the three less aggressive asset allocation models (of the five that are available prior to withdrawal).

Variable annuity contract owners age 79 or younger at contract issue can also obtain a principal-back guarantee by purchasing the optional GMAB rider for an additional charge. The GMAB rider guarantees that, regardless of market performance, at the end of the 10 year waiting period, the contract value will be no less than the original investment or 80% of the highest anniversary value, adjusted for withdrawals. If the contract value is less than the guarantee at the end of the 10 year period, a lump sum will be added to the contract value to make the contract value equal to the guarantee value.

The following table provides summary information related to all variable annuity guarantees for which the Company has established additional liabilities:

	December 31,
Variable Annuity Guarantees by Benefit Type(1)	2007	2006
	(in millions, except age)

Contracts with GMDB providing for return of premium:
Total contract value	$25,804	$17,418
Contract value in separate accounts	$23,892	$15,859
Net amount at risk(2)	$26	$13
Weighted average attained age	60	61
Contracts with GMDB providing for six-year reset:
Total contract value	$20,231	$23,544
Contract value in separate accounts	$17,617	$20,058
Net amount at risk(2)	$167	$227
Weighted average attained age	60	61
Contracts with GMDB providing for one-year ratchet:
Total contract value	$7,908	$6,729
Contract value in separate accounts	$7,143	$5,902
Net amount at risk(2)	$81	$26
Weighted average attained age	61	61
Contracts with GMDB providing for five-year ratchet:
Total contract value	$1,211	$907
Contract value in separate accounts	$1,163	$870
Net amount at risk(2)	$1	$—
Weighted average attained age	58	57
Contracts with other GMDB:
Total contract value	$693	$586
Contract value in separate accounts	$639	$530
Net amount at risk(2)	$12	$11
Weighted average attained age	65	64
Contracts with GGU death benefit:
Total contract value	$950	$811
Contract value in separate accounts	$873	$730
Net amount at risk(2)	$80	$62
Weighted average attained age	62	62
Contracts with GMIB:
Total contract value	$927	$928
Contract value in separate accounts	$859	$853
Net amount at risk(2)	$18	$14
Weighted average attained age	62	61
Contracts with GMWB:
Total contract value	$5,104	$4,791
Contract value in separate accounts	$4,980	$4,761
Benefit amount in excess of account value	$22	$—
Weighted average attained age	62	61
Contracts with GMWB for life:
Total contract value	$7,958	$2,396
Contract value in separate accounts	$7,685	$2,349
Benefit amount in excess of account value	$33	$—
Weighted average attained age	62	63
Contracts with GMAB:
Total contract value	$2,260	$1,350
Contract value in separate accounts	$2,205	$1,340
Benefit amount in excess of account value	$3	$—
Weighted average attained age	55	55

(1) Individual variable annuity contracts may have more than one guarantee and therefore may be included in more than one benefit type. Variable annuity contracts for which the death benefit equals account value are not shown in this table.

(2) Represents current death benefit less total contract value for GMDB, amount of gross up for GGU and accumulated guaranteed minimum benefit base less total contract value for GMIB and assumes the actuarially remote scenario that all claims become payable on the same day.

Additional liabilities (assets) and incurred claims (adjustments) were:

	Year Ended December 31, 2007
	GMDB
	& GGU	GMIB	GMWB	GMAB
	(in millions)
Liability (asset) balance at January 1	$26	$5	$(12)	$(5)
Reported claims	3	2	—	—
Liability balance at December 31	24	3	136	33
Incurred claims (adjustments) (sum of reported and change in liability (asset))	1	—	148	38

	Year Ended December 31, 2006
	GMDB
	& GGU	GMIB	GMWB	GMAB
	(in millions)
Liability balance at January 1	$16	$4	$9	$1
Reported claims	8	—	—	—
Liability (asset) balance at December 31	26	5	(12)	(5)
Incurred claims (adjustments) (sum of reported and change in liability (asset))	18	1	(21)	(6)

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

14. Customer Deposits

Customer deposits consisted of the following:

	December 31,
	2007	2006
	(in millions)
Fixed rate certificates	$2,616	$3,540
Stock market based certificates	1,031	1,041
Stock market embedded derivative reserve	32	48
Other	78	91
Less: accrued interest classified in other liabilities	(23)	(42)
Total investment certificate reserves	3,734	4,678
Brokerage deposits	1,100	1,176
Banking deposits	1,367	853
Total	$6,201	$6,707

Investment Certificates

The Company offers fixed rate investment certificates primarily in amounts ranging from $1,000 to $1 million with terms ranging from three to 36 months. The Company generally invests the proceeds from these certificates in fixed and variable rate securities. The Company may hedge the interest rate risks under these obligations with derivative instruments. As of December 31, 2007 and 2006, there were no outstanding derivatives to hedge these interest rate risks.

Certain investment certificate products have returns tied to the performance of equity markets. The Company guarantees the principal for purchasers who hold the certificate for the full 52-week term and purchasers may participate in increases in the stock market based on the S&P 500 Index, up to a maximum return. Purchasers can choose 100% participation in the market index up to the cap or 25% participation plus fixed interest with a combined total up to the cap. Current inforce certificates have maximum returns of 6% or 7%. The equity component of these certificates is considered an embedded derivative and is accounted for separately. The change in fair values of the embedded derivative reserve is reflected in banking and deposit interest expense. As a means of economically hedging its obligation under the principal guarantee and stock market return provisions, the Company purchases and writes index options and enters into futures contracts. Changes in the fair value of these hedge derivatives are included in net investment income. The notional amounts and fair value assets (liabilities) of these options and futures were as follows:

	December 31,
	2007		2006
	Notional	Fair	Notional	Fair
	Amount	Value	Amount	Value
	(in millions)

Purchased options and futures	$903	$59	$901	$104
Written options	(965)	(27)	(962)	(56)

15. Debt

Debt and the stated interest rates were as follows:

	Outstanding		Stated
	Balance		Interest Rate
	December 31,		December 31,
	2007	2006	2007	2006
	(in millions)
Senior notes due 2010	$800	$800	5.4%	5.4%
Senior notes due 2015	700	700	5.7	5.7
Junior subordinated notes due 2066	500	500	7.5	7.5
Fixed and floating rate notes due 2011:
Floating rate senior notes	—	84	—	5.9
Fixed rate notes	—	86	—	8.6
Fixed rate senior notes	—	46	—	7.2
Fixed rate notes	—	9	—	13.3
Municipal bond inverse floater certificates due 2021-2036	18	19	3.7	3.9
Total	$2,018	$2,244

On November 23, 2005, the Company issued $1.5 billion of unsecured senior notes (“senior notes”) including $800 million of five-year senior notes which mature November 15, 2010 and $700 million of 10-year senior notes which mature November 15, 2015, and incurred debt issuance costs of $7 million. Interest payments are due semi-annually on May 15 and November 15.

In June 2005, the Company entered into interest rate swap agreements totaling $1.5 billion, which qualified as cash flow hedges related to planned debt offerings. The Company terminated the swap agreements in November 2005 when the senior notes were issued. The related gain on the swap agreements of $71 million was recorded to accumulated other comprehensive income and is being amortized as a reduction to interest expense over the period in which the hedged cash flows are expected to occur. Considering the impact of the hedge credits, the effective interest rates on the senior notes due 2010 and 2015 are 4.8% and 5.2%, respectively.

On May 26, 2006, the Company issued $500 million of unsecured junior subordinated notes (“junior notes”), which mature June 1, 2066, and incurred debt issuance costs of $6 million. For the initial 10-year period, the junior notes carry a fixed interest rate of 7.5% payable semi-annually in arrears on June 1 and December 1. From June 1, 2016 until the maturity date, interest on the junior notes will accrue at an annual rate equal to the three-month LIBOR plus a margin equal to 290.5 basis points, payable quarterly in arrears. The Company has the option to defer interest payments, subject to certain limitations. In addition, interest payments are mandatorily deferred if the Company does not meet specified capital adequacy, net income or shareholders’ equity levels.

The fixed and floating rate notes due 2011 were non-recourse debt of a consolidated CDO, which the Company deconsolidated in the fourth quarter of 2007 after determining it was no longer the primary beneficiary of the structure as a result of the sale of a portion of its interest in the residual and rated debt tranches of the CDO structure.

The municipal bond inverse floater certificates mature at various dates from 2021 through 2036 and are non-recourse debt obligations of a consolidated structured entity supported by a $30 million portfolio of municipal bonds.

On September 30, 2005, the Company obtained an unsecured revolving credit facility for $750 million expiring in September 2010 from various third party financial institutions. Under the terms of the credit agreement, the Company may increase the amount of this facility to $1.0 billion. As of December 31, 2007 and 2006, no borrowings were outstanding under this facility. Outstanding letters of credit issued against this facility were $6 million and $5 million as of December 31, 2007 and 2006, respectively. The Company has agreed under this credit agreement not to pledge the shares of its principal subsidiaries and was in compliance with this covenant as of December 31, 2007 and 2006.

At December 31, 2007, future maturities of debt were as follows:

(in millions)
2008	$—
2009	—
2010	800
2011	—
2012	—
Thereafter	1,218
Total future maturities	$2,018

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

Berkshire Hathaway Inc. (“Berkshire”) and subsidiaries owned less than 5% of the Company’s common stock at December 31, 2007 and 2006 and 12% of the Company’s common stock at December 31, 2005. On March 29, 2006, the Company entered into a Stock Purchase and Sale Agreement with Warren E. Buffet and Berkshire to repurchase 6.4 million shares of the Company’s common stock. The repurchase was completed on March 29, 2006 at a price per share equal to the March 29, 2006 closing price of $42.91.

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

The Company has entered into various transactions with American Express in the normal course of business. The Company earned approximately $10 million during the nine months ended September 30, 2005 in revenues from American Express. The Company received approximately $26 million for the nine months ended September 30, 2005 of reimbursements from American Express for the Company’s participation in certain corporate initiatives. As a result of the Separation, the Company determined it appropriate to reflect certain reimbursements previously received from American Express for costs incurred related to certain American Express corporate initiatives as capital contributions rather than reductions to expense amounts. This amount was approximately $26 million for the nine months ended September 30, 2005.

17. Share-Based Compensation

The Company’s share-based compensation plans consist of the amended and restated Ameriprise Financial 2005 Incentive Compensation Plan (the “2005 ICP”) and the Deferred Equity Program for Independent Financial Advisors (“P2 Deferral Plan”).

In accordance with the Employee Benefits Agreement (“EBA”) entered into between the Company and American Express as part of the Distribution, all American Express stock options and restricted stock awards held by the Company’s employees which had not vested on or before December 31, 2005 were substituted with a stock option or restricted stock award issued under the 2005 ICP. All American Express stock options and restricted stock awards held by the Company’s employees that vested on or before December 31, 2005 remained American Express stock options or restricted stock awards. Current taxes payable for 2007 and 2006 were reduced by $15 million and $35 million, respectively, for tax benefits related to the American Express awards that vested on or before December 31, 2005.

The components of the Company’s share-based compensation expense, net of forfeitures, were as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Stock options	$37	$35	$22
Restricted stock awards	51	46	33
Restricted stock units(1)	55	32	—
Total	$143	$113	$55

(1) Includes expense related to restricted stock units awarded under the 2005 ICP, including the Deferred Compensation Plan, and units awarded under the P2 Deferral Plan.

For the years ended December 31, 2007, 2006, and 2005, the total income tax benefit recognized by the Company related to the share-based compensation expense was $50 million, $39 million and $19 million, respectively.

As of December 31, 2007, there was $174 million of total unrecognized compensation cost related to non-vested awards under the Company’s share-based compensation plans. That cost is expected to be recognized over a weighted-average period of 2.4 years.

Amended and Restated Ameriprise Financial 2005 Incentive Compensation Plan

The 2005 ICP, which was amended and approved by shareholders on April 25, 2007, provides for the grant of cash and equity incentive awards to directors, employees and independent contractors, including stock options, restricted stock awards, restricted stock units, stock appreciation rights, performance shares and similar awards designed to comply with the applicable federal regulations and laws of jurisdiction. Under the 2005 ICP, a maximum of 37.9 million shares may be issued. Of this total, no more than 4.4 million shares may be issued in the future for full value awards, which are awards other than stock options and stock appreciation rights. Shares issued under the 2005 ICP may be authorized and unissued shares or treasury shares.

Stock Options

Stock options granted have an exercise price not less than 100% of the current fair market value of a share of common stock on the grant date and a maximum term of 10 years. Stock options granted generally vest ratably over three to four years. The 2005 ICP provides for accelerated vesting of option awards based on age and length of service. Stock options granted are expensed on a straight-line basis over the option vesting period based on the estimated fair value of the awards on the date of grant using a Black-Scholes option-pricing model.

The following weighted average assumptions were used for stock option grants in 2007, 2006 and 2005:

	2007	2006	2005
Dividend yield	1.0%	1.0%	1.0%
Expected volatility	20%	27%	27%
Risk-free interest rate	4.7%	4.5%	4.3%
Expected life of stock option (years)	4.5	4.5	4.5

The dividend yield assumption assumes the Company’s average dividend payout would continue with no changes. The expected volatility for grants in 2007 was based on historical volatilities experienced by a peer group of companies, the Company’s implied volatility and the Company’s historical stock volatility for the 12 most recent months. The expected volatility for grants in 2006 and 2005 was based on historical and implied volatilities experienced by a peer group of companies and the limited trading experience of the Company’s shares in those years. The risk free interest rate for periods within the expected option life is based on the U.S. Treasury yield curve in effect at the grant date. The expected life of the option is based on experience while the Company was a part of American Express and subsequent experience after the Distribution.

The weighted average grant date fair value for options granted during 2007, 2006 and 2005 was $13.69, $12.08 and $9.61, respectively. The weighted average grant date fair value of American Express options granted to the Company’s employees in 2005 was $12.59 using a Black-Scholes option-pricing model with the assumptions determined by American Express. The Company has compared the pre-distribution fair value of the American Express options as of September 30, 2005 to the post-distribution fair value of the substituted options under the 2005 ICP using the Company’s stock volatility and other applicable assumptions and determined there was no incremental value associated with the substituted awards. Therefore, the grant date fair values as determined while the Company was a part of American Express will be expensed over the remaining vesting periods for those substituted options.

A summary of the Company’s stock option activity is presented below (shares and intrinsic value in millions):

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
	Shares	Price	Term (Years)	Value
Outstanding at January 1, 2007	12.8	$34.34
Granted	2.1	58.83
Exercised	(1.3)	28.40
Forfeited	(0.4)	40.03
Outstanding at December 31, 2007	13.2	$38.62	7.5	$217
Exercisable at December 31, 2007	5.3	$32.83	6.9	$119

The intrinsic value of a stock option is the amount by which the fair value of the underlying stock exceeds the exercise price of the option. The total intrinsic value of options exercised was $43 million and $16 million during the years ended December 31, 2007 and 2006, respectively. No options granted under the 2005 ICP were exercised in 2005.

Restricted Stock Awards

Restricted stock awards generally vest ratably over three to four years or at the end of five years. The 2005 ICP provides for accelerated vesting of restricted stock awards based on age and length of service. Compensation expense for restricted stock awards is based on the market price of Ameriprise Financial stock on the date of grant and is amortized on a straight-line basis over the vesting period. Quarterly dividends are paid on restricted stock, as declared by the Company’s Board of Directors, during the vesting period and are not subject to forfeiture.

Certain advisors receive a portion of their compensation in the form of restricted stock awards which are subject to forfeiture based on future service requirements. The Company provides a match of these restricted stock awards equal to one half of the restricted stock awards earned.

A summary of the Company’s restricted stock award activity is presented below (shares in millions):

		Weighted
		Average
		Grant Date
	Shares	Fair Value
Non-vested shares at January 1, 2007	3.7	$36.50
Granted	1.0	58.89
Vested	(1.3)	32.65
Forfeited	(0.3)	41.11
Non-vested shares at December 31, 2007	3.1	$44.48

The fair value of restricted stock vested during the years ended December 31, 2007 and 2006 was $75 million and $51 million, respectively.

Restricted Stock Units

In 2005, the Company awarded bonuses to advisors under an advisor and incentive bonus program called the Transition and Opportunity Bonus (“T&O Bonus”). The bonuses were converted to 2.0 million share-based awards under the 2005 ICP effective as of the vesting date of January 1, 2006. These awards will be issued in three annual installments beginning in 2006 in the form of Ameriprise Financial common stock. Separation costs of $82 million were recognized during the year ended December 31, 2005 for these bonuses. The number of restricted stock units granted was based on the T&O Bonus earned. Advisors do not have the rights of shareholders with respect to the restricted stock units held until the shares are settled for common stock. Quarterly dividend equivalent payments are made on restricted stock units during the vesting period and are not subject to forfeiture.

The 2005 ICP provides for the grant of deferred share units to non-employee directors of the Company. The director awards are fully vested upon issuance. The deferred share units are settled for Ameriprise Financial common stock upon the director’s termination of service.

There were 0.9 million restricted stock units outstanding and vested as of December 31, 2007.

Deferred Compensation Plan

The Deferred Compensation Plan (“DCP”) gives certain employees the choice to defer a portion of their bonus, which can be invested in investment options as provided by the DCP, including the Ameriprise Financial Stock Fund. The Company provides a match if the participant deferrals are invested in the Ameriprise Financial Stock Fund. Participant deferrals vest immediately and the Company match vests after three years. Distributions are made in cash for which the Company has recorded a liability, or shares of the Company’s common stock for the portion of the deferral invested in the Ameriprise Financial Stock Fund and the related Company match, for which the Company has recorded in equity. Compensation expense related to the Company match is recognized on a straight-line basis over the vesting period. For the year ended December 31, 2007, the Company recorded expense of $1 million related to the Company’s match under the DCP. The participant deferrals are expensed when incurred. As of December 31, 2007 and 2006, the liability balance related to the DCP was $55 million and $60 million, respectively. There were 0.1 million units outstanding and vested under the DCP as of December 31, 2007.

Deferred Equity Program for Independent Financial Advisors

The P2 Deferral Plan, adopted as of September 30, 2005, gives certain advisors the choice to defer a portion of their commissions in the form of share-based awards, which are subject to forfeiture based on future service requirements. The Company provides a match of the share-based awards. The P2 Deferral Plan allows for the grant of share-based awards of up to 2.5 million shares of common stock.

The number of units awarded is based on the performance measures, deferral percentage and the market value of Ameriprise Financial common stock on the deferral date as defined by the plan. As independent financial advisors are not employees of the Company, the awards are expensed based on the stock price of the Company’s common stock up to the vesting date. The share-based awards generally vest ratably over four years, beginning on January 1 of the year following the plan year in which the bonus was awarded. The P2 Deferral Plan allows for accelerated vesting of the share-based awards based on age and years as an advisor. Commission expense is recognized on a straight-line basis over the vesting period. For the years ended December 31, 2007 and 2006, share-based expense related to restricted stock units included $52 million and $31 million, respectively, for share-based awards under the P2 Deferral Plan.

As of December 31, 2007, there were approximately 2.1 million units outstanding under the P2 Deferral Plan, of which approximately 1.2 million were fully vested.

18. Shareholders’ Equity and Related Regulatory Requirements

Restrictions on the transfer of funds exist under regulatory requirements applicable to certain of the Company’s subsidiaries. At December 31, 2007, the aggregate amount of unrestricted net assets was approximately $2.3 billion.

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

Ameriprise Certificate Company (“ACC”) is registered as an investment company under the Investment Company Act of 1940 (the “1940 Act”). ACC markets and sells investment certificates to clients. ACC is subject to various capital requirements under the 1940 Act, laws of the State of Minnesota and understandings with the Securities and Exchange Commission (“SEC”) and the Minnesota Department of Commerce. The terms of the investment certificates issued by ACC and the provisions of the 1940 Act also require the maintenance by ACC of qualified assets. Under the provisions of its certificates and the 1940 Act, ACC was required to have qualified assets (as that term is defined in Section 28(b) of the 1940 Act) in the amount of $3.7 billion and $4.7 billion at December 31, 2007 and 2006, respectively. ACC had qualified assets of $4.0 billion and $5.1 billion at December 31, 2007 and 2006, respectively.

Threadneedle’s required capital is based on the requirements specified by the United Kingdom’s regulator, the Financial Services Authority, under its Capital Adequacy Requirements for asset managers.

The Company has four broker-dealer subsidiaries, American Enterprise Investment Services (“AEIS”), Ameriprise Financial Services, Inc. (“AFSI”), Securities America, Inc. (“SAI”) and RiverSource Distributors, Inc. (“RSD”). The broker-dealers are subject to the net capital requirements of the Financial Industry Regulatory Authority (“FINRA”) and the Uniform Net Capital requirements of the SEC under Rule 15c3-1 of the Securities Exchange Act of 1934.

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

Government debt securities of $7 million and $18 million at December 31, 2007 and 2006, respectively, held by the Company’s life insurance subsidiaries were on deposit with various states as required by law and satisfied legal requirements.

19. Fair Value of Financial Instruments

The fair values of financial instruments are estimates based upon market conditions and perceived risks at December 31, 2007 and 2006 and require management judgment to estimate such values. These figures may not be indicative of future fair values. Additionally, management believes the value of excluded assets and liabilities is significant. The fair value of the Company, therefore, cannot be estimated by aggregating the amounts presented herein. The following table discloses carrying values and fair values of financial instruments:

	December 31,
	2007		2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
	(in millions)
Financial Assets
Assets for which carrying values approximate fair values	$95,321	$95,321	$90,860	$90,860
Commercial mortgage loans, net	3,097	3,076	3,056	3,150
Other investments	291	289	252	260

Financial Liabilities
Liabilities for which carrying values approximate fair values	$2,482	$2,482	$1,942	$1,942
Fixed account reserves	18,622	18,076	21,626	20,981
Separate account liabilities	55,668	53,291	48,076	46,185
Investment certificate reserves	3,734	3,732	4,678	4,672
Debt	2,018	2,025	2,244	2,229

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

The fair value of commercial mortgage loans, except those with significant credit deterioration, were estimated using discounted cash flow analysis, based on current interest rates for loans with similar terms to borrowers of similar credit quality. For loans with significant credit deterioration, fair values were based on estimates of future cash flows discounted at rates commensurate with the risk inherent in the revised cash flow projections or, for collateral dependent loans, on collateral value.

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

Fair values of fixed annuities in deferral status were estimated as the accumulated value less applicable surrender charges. For annuities in payout status, fair value was estimated using discounted cash flows based on current interest rates. The fair value of these reserves excluded life insurance-related elements of $1.5 billion as of both December 31, 2007 and 2006. If the fair value of the fixed annuities were realized, the write-off of DAC and DSIC would be $308 million and $422 million as of December 31, 2007 and 2006, respectively.

Fair values of separate account liabilities, excluding life insurance-related elements of $6.3 billion and $5.8 billion as of December 31, 2007 and 2006, respectively, were estimated as the accumulated value less applicable surrender charges. If the fair value of the separate account liabilities were realized, the surrender charges received would be offset by the write-off of the DAC and DSIC associated with separate account liabilities of $2.5 billion and $2.3 billion as of December 31, 2007 and 2006, respectively.

For variable rate investment certificates that reprice within a year, fair value approximated carrying value. For other investment certificates, fair value was estimated using discounted cash flows based on current interest rates. The valuations were reduced by the amount of applicable surrender charges.

The fair values of the senior notes, junior notes and non-recourse debt of a consolidated CDO were estimated using quoted market prices. In 2007, the Company deconsolidated the CDO as a result of the sale of a portion of its interest in the CDO structure. The fair value approximated carrying value for the non-recourse debt of a consolidated structured entity.

20. Retirement Plans and Profit Sharing Arrangements

The Company’s EBA with American Express allocated certain liabilities and responsibilities relating to employee compensation and benefit plans and programs and other related matters in connection with the Distribution, including the general treatment of outstanding American Express equity awards, certain outstanding annual and long term incentive awards, existing deferred compensation obligations and certain retirement and welfare benefit obligations. As of the date of the Distribution, Ameriprise Financial generally assumed, retained and became liable for all wages, salaries, welfare, incentive compensation and employee-related obligations and liabilities for all of its current and former employees. The EBA also provided for the transfer of qualified plan assets and transfer of liabilities relating to the pre-distribution participation of Ameriprise Financial’s employees in American Express’ various retirement, welfare and employee benefit plans from such plans to the applicable plans Ameriprise Financial adopted for the benefit of its employees.

Defined Benefit Plans

Pension Plans

The Company’s employees in the United States are eligible to participate in the Ameriprise Financial Retirement Plan (the “Retirement Plan”), a noncontributory defined benefit plan which is a qualified plan under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), under which the cost of retirement benefits for eligible employees in the United States is measured by length of service, compensation and other factors and is currently being funded through a trust. Funding of retirement costs for the Retirement Plan complies with the applicable minimum funding requirements specified by ERISA. The Retirement Plan is a cash balance plan by which the employees’ accrued benefits are based on notional account balances, which are maintained for each individual. Each pay period these balances are credited with an amount equal to a percentage (determined by an employee’s age plus service) of compensation as defined by the Retirement Plan (which includes, but is not limited to, base pay, certain incentive pay and commissions, shift differential, overtime and transition pay). Employees’ balances are also credited daily with a fixed rate of interest that is updated each January 1 and is based on the average of the daily five-year U.S. Treasury Note yields for the previous October 1 through November 30, with a minimum crediting rate of 5%. Employees have the option to receive annuity payments or a lump sum payout at vested termination or retirement.

In addition, the Company sponsors an unfunded non-qualified Supplemental Retirement Plan (the “SRP”) for certain highly compensated employees to replace the benefit that cannot be provided by the Retirement Plan due to Internal Revenue Service limits. The SRP generally parallels the Retirement Plan but offers different payment options.

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

The components of the net periodic pension cost for all pension plans were as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Service cost	$37	$38	$34
Interest cost	22	20	17
Expected return on plan assets	(21)	(18)	(19)
Amortization of prior service cost	(2)	(2)	(2)
Recognized net actuarial loss	1	1	1
Settlement loss	—	—	1
Other	(2)	—	—
Net periodic pension benefit cost	$35	$39	$32

The prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the market-related value of assets are amortized on a straight line basis over the expected average remaining service period of active participants.

The Company measures the obligations and related asset values for its pension plans annually as of September 30. Effective December 31, 2008, the Company will measure plan assets and benefit obligations as of the date of the balance sheet as required by SFAS 158.

The following tables provide a reconciliation of the changes in the benefit obligation and fair value of assets for the pension plans:

	2007	2006
	(in millions)
Benefit obligation, October 1 of prior year	$356	$325
Service cost	37	38
Interest cost	22	19
Plan amendments	1	—
Benefits paid	(7)	(7)
Actuarial gain	(12)	(5)
Settlements	(25)	(18)
Foreign currency rate changes	—	4
Benefit obligation at September 30	$372	$356

	2007	2006
	(in millions)
Fair value of plan assets, October 1 of prior year	$275	$244
Actual return on plan assets	50	27
Employer contributions	16	26
Benefits paid	(7)	(7)
Settlements	(25)	(18)
Foreign currency rate changes	—	3
Fair value of plan assets at September 30	$309	$275

The following table provides the amounts recognized in the Consolidated Balance Sheets, which equal the funded status of the Company’s pension plans:

	December 31,
	2007	2006
	(in millions)
Benefit liability	$(77)	$(85)
Benefit asset	14	4
Net amount recognized	$(63)	$(81)

The Company complies with the minimum funding requirements in all countries.

The amounts recognized in accumulated other comprehensive income (net of tax) that arose as of December 31, 2007, but were not recognized as components of net periodic benefit cost included an unrecognized actuarial gain of $19 million and an unrecognized prior service credit of $1 million. The estimated amounts that will be amortized from accumulated other comprehensive income (net of tax) into net periodic benefit cost in 2008 include an actuarial loss of nil and a prior service credit of $1 million.

The accumulated benefit obligation for all pension plans as of September 30, 2007 and 2006 was $292 million and $285 million, respectively. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations that exceeded the fair value of plan assets were as follows:

	September 30,
	2007	2006
	(in millions)
Accumulated benefit obligation	$31	$31
Fair value of plan assets	—	—

The projected benefit obligation and fair value of plan assets for pension plans with projected benefit obligations that exceeded the fair value of plan assets were as follows:

	September 30,
	2007	2006
	(in millions)
Projected benefit obligation	$325	$318
Fair value of plan assets	249	233

The weighted average assumptions used to determine benefit obligations for pension plans were as follows:

	2007	2006
Discount rates	6.2%	5.7%
Rates of increase in compensation levels	4.2	4.1

The weighted average assumptions used to determine net periodic benefit cost for pension plans were as follows:

	2007	2006	2005
Discount rates	5.7%	5.5%	5.7%
Rates of increase in compensation levels	4.1	4.4	4.4
Expected long term rates of return on assets	8.2	8.2	8.2

In developing the 2007 expected long term rate of return assumption, management evaluated input from an external consulting firm, including their projection of asset class return expectations, and long term inflation assumptions. The Company also considered the historical returns on the plans’ assets.

The asset allocation for the Company’s pension plans at September 30, 2007 and 2006, and the target allocation for 2008, by asset category, are below. Actual allocations will generally be within 5% of these targets.

	Target	Percentage of
	Allocation	Plan Assets
	2008	2007	2006
Equity securities	75%	73%	74%
Debt securities	23	25	24
Other	2	2	2
Total	100%	100%	100%

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

The Company’s retirement plans expect to make benefit payments to retirees as follows:

(in millions)
2008	$28
2009	26
2010	27
2011	31
2012	30
2013-2017	154

The Company expects to contribute $23 million to its pension plans in 2008.

Other Postretirement Benefits

The Company sponsors defined benefit postretirement plans that provide health care and life insurance to retired U.S. employees. Net periodic postretirement benefit costs were $2 million in each of 2007, 2006 and 2005.

The following table provides a reconciliation of the changes in the defined postretirement benefit plan obligation:

	2007	2006
	(in millions)
Benefit obligation, October 1 of prior year	$30	$32
Interest cost	2	2
Benefits paid	(7)	(12)
Participant contributions	6	6
Actuarial (gain) loss	(6)	2
Benefit obligation at September 30	$25	$30

The recognized liabilities for the Company’s defined postretirement benefit plans are unfunded. At December 31, 2007 and 2006, the recognized liabilities were $24 million and $30 million, respectively. At December 31, 2007 and 2006, the funded status of the Company’s postretirement benefit plans was equal to the net amount recognized in the Consolidated Balance Sheet.

The amounts recognized in accumulated other comprehensive income (net of tax) that arose as of December 31, 2007 but were not recognized as components of net periodic benefit cost included an unrecognized actuarial gain of $4 million and an unrecognized prior service credit of $1 million. The estimated amount that will be amortized from accumulated other comprehensive income (net of tax) into net periodic benefit cost in 2008 is approximately $1 million.

The weighted average assumptions used to determine benefit obligations for other postretirement benefits were as follows:

	2007	2006
Discount rates	6.2%	5.9%
Healthcare cost increase rates:
Following year	9.0	9.5
Decreasing to the year 2016	5.0	5.0

A one percentage-point change in the assumed healthcare cost trend rates would not have a material effect on the Company’s postretirement benefit obligation or net periodic postretirement benefit costs.

The defined postretirement benefit plans expect to make benefit payments to retirees as follows:

(in millions)
2008	$3
2009	3
2010	3
2011	2
2012	2
2013-2017	11

The Company expects to contribute $3 million to its defined benefit postretirement plans in 2008.

Defined Contribution Plan

In addition to the plans described previously, certain Company employees participate in the Ameriprise Financial 401(k) Plan (the “401(k) Plan”). The 401(k) Plan allows qualified employees to make contributions through payroll deductions up to IRS limits and invest their contributions in one or more of the 401(k) Plan investment options, which include the Ameriprise Financial Stock Fund. The Company matches 100% of the first 3% of base salary an employee contributes on a pre-tax or Roth 401(k) basis each pay period. The Company may also make annual discretionary variable match contributions, which replaced the discretionary profit sharing contributions effective January 1, 2007. The final profit sharing contribution was made in March 2007 for the 2006 plan year. The variable match contributions are based primarily on the performance of the Company. In addition, the Company makes a contribution equal to 1% of base salary each pay period. This contribution is automatically invested in the Ameriprise Financial Stock Fund, which invests primarily in the Company’s common stock, and can be redirected at any time into other 401(k) Plan investment options.

Under the 401(k) Plan, employees become eligible for all contributions under the plan on the first pay period following 60 days of service. Employees must be employed on the last working day of the year to receive the Company’s variable match contributions. For plan years beginning in 2007, fixed and variable match contributions and stock contributions vest on a five-year graded schedule of 20% per year of service. For plan years 2006 and prior, match and stock contributions vested immediately. Profit sharing contributions for plan years 2006 and prior generally vest after five years of service. The Company’s defined contribution plan expense was $33 million, $34 million and $34 million in 2007, 2006 and 2005, respectively.

Threadneedle Profit Sharing Arrangements

On an annual basis, Threadneedle employees are eligible for two profit sharing arrangements: (i) a profit sharing plan for all employees based on individual performance criteria, and (ii) an equity participation plan (“EPP”) for certain key personnel.

This employee profit sharing plan provides for profit sharing of 30% based on an internally defined recurring pretax operating income measure for Threadneedle, which primarily includes pretax income related to investment management services and investment portfolio income excluding gains and losses on asset disposals, certain reorganization expenses, equity participation plan expenses and other non-recurring expenses. Compensation expense related to the employee profit sharing plan was $84 million, $75 million and $60 million in 2007, 2006 and 2005, respectively.

The EPP is a cash award program for certain key personnel who are granted awards based on a formula tied to Threadneedle’s financial performance. The EPP provides for 50% vesting after three years and 50% vesting after four years, with required cash-out after five years. All awards are settled in cash, based on a value as determined by an annual independent valuation of Threadneedle’s fair market value. The value of the award is recognized as compensation expense evenly over the vesting periods. However, each year’s EPP expense is adjusted to reflect Threadneedle’s current valuation. Increases in value of vested awards are expensed immediately. Increases in the value of unvested shares are amortized over the remaining vesting periods. Compensation expense related to the EPP was $42 million, $48 million and $47 million for the years ended December 31, 2007, 2006 and 2005, respectively.

21. Derivatives and Hedging Activities

Derivative financial instruments enable the Company to manage its exposure to various market risks. The value of such instruments is derived from an underlying variable or multiple variables, including equity, foreign exchange and interest rate indices or prices. The Company does not engage in any derivative instrument trading activities other than as it relates to holdings in consolidated hedge funds. Credit risk associated with the Company’s derivatives is limited to the risk that a derivative counterparty will not perform in accordance with the terms of the contract. To mitigate such risk, counterparties are all required to be preapproved. Additionally, the Company may, from time to time, enter into master netting agreements wherever practical. As of December 31, 2007 and 2006, the total net fair values, excluding accruals, of derivative assets were $443 million and $331 million, respectively, and derivative liabilities were $14 million and $89 million, respectively. The net notional amount of derivatives as of December 31, 2007 was $6.4 billion, consisting of $8.5 billion purchased and $2.1 billion written.

Cash Flow Hedges

The Company uses interest rate derivative products, primarily swaps and swaptions, to manage funding costs related to the Company’s debt and fixed annuity businesses. The interest rate swaps are used to hedge the exposure to interest rates on the forecasted interest payments associated with debt issuances. The Company uses interest rate swaptions to hedge the risk of increasing interest rates on forecasted fixed premium product sales.

The following is a summary of net unrealized derivatives gains (losses) related to cash flow hedging activity, net of tax:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Net unrealized derivatives gains (losses) at January 1	$(1)	$6	$(28)
Holding gains (losses), net of tax of nil, $2 and $20, respectively	(1)	(4)	36
Reclassification of realized gains, net of tax of $2, $2 and $1, respectively	(4)	(3)	(1)
Net realized derivatives losses related to discontinued operations, net of tax of nil, nil and $1, respectively	—	—	(1)
Net unrealized derivatives gains (losses) at December 31	$(6)	$(1)	$6

At December 31, 2007, the Company expects to reclassify $4 million of net pretax gains on derivative instruments from accumulated other comprehensive income (loss) to earnings during the next 12 months. The $4 million net pretax gain is made up of an $8 million amortization of deferred gain related to interest rate swaps that will be recorded as a reduction to interest expense, partially offset by a $4 million amortization of deferred expense related to interest rate swaptions that will be recorded in net investment income. If a hedge designation is removed or a hedge is terminated prior to maturity, the amount previously recorded in accumulated other comprehensive income (loss) may be recognized into earnings over the period that the hedged item impacts earnings. For any hedge relationships that are discontinued because the forecasted transaction is not expected to occur according to the original strategy, any related amounts previously recorded in accumulated other comprehensive income (loss) are recognized in earnings immediately. Effective January 1, 2007, the Company removed the cash flow hedge designation from its swaptions because the swaptions were no longer highly effective. Accordingly, all changes in the fair value of the swaptions are recorded directly to earnings. The removal of the cash flow designation did not cause any amounts in accumulated other comprehensive income (loss) to be reclassified into earnings because the forecasted transactions being hedged are still likely to occur. There were no cash flow hedges for which hedge accounting was terminated for these reasons during 2006 or 2005. No hedge relationships were discontinued during the years ended December 31, 2007, 2006 and 2005 due to forecasted transactions no longer expected to occur according to the original hedge strategy.

Currently, the longest period of time over which the Company is hedging exposure to the variability in future cash flows is 28 years and relates to forecasted debt interest payments. For the years ended December 31, 2007, 2006 and 2005, there were $2 million, $4 million and $2 million, respectively, in losses on derivative transactions or portions thereof that were ineffective as hedges, excluded from the assessment of hedge effectiveness or reclassified into earnings as a result of the discontinuance of cash flow hedges.

Hedges of Net Investment in Foreign Operations

The Company designates foreign currency derivatives, primarily forward agreements, as hedges of net investments in certain foreign operations. For the years ended December 31, 2007, 2006 and 2005, the net amount of gains (losses) related to the hedges included in foreign currency translation adjustments was $(10) million, $(60) million and $39 million, respectively, net of tax. The related amounts due to or from counterparties are included in other liabilities or other assets.

Derivatives Not Designated as Hedges

The Company has economic hedges that either do not qualify or are not designated for hedge accounting treatment. The fair value assets (liabilities) of these purchased and written derivatives were as follows:

	December 31,
	2007		2006
	Purchased	Written	Purchased	Written
	(in millions)
Equity indexed annuities	$43	$(1)	$40	$(1)
Stock market certificates	59	(27)	104	(56)
GMWB and GMAB	340	—	170	—
Management fees	—	—	15	—
Total(1)	$442	$(28)	$329	$(57)

(1) Exchange traded equity swaps and futures contracts are settled daily by exchanging cash with the counterparty and gains and losses are reported in earnings. Accordingly, there are no amounts on the Consolidated Balance Sheets related to these contracts.

Certain annuity and investment certificate products have returns tied to the performance of equity markets. As a result of fluctuations in equity markets, the amount of expenses incurred by the Company related to equity indexed annuities and stock market certificate products will positively or negatively impact earnings. As a means of economically hedging its obligations under the provisions of these products, the Company writes and purchases index options and occasionally enters into futures contracts. Purchased options used in conjunction with these products are reported in other assets and written options are included in other liabilities. Additionally, certain annuity products contain GMWB or GMAB provisions, which guarantee the right to make limited partial withdrawals each contract year regardless of the volatility inherent in the underlying investments or guarantee a minimum accumulation value of considerations received at the beginning of the contract period, after a specified holding period, respectively. The GMAB and the non-life contingent benefits associated with GMWB provisions are considered embedded derivatives and are valued each period by estimating the present value of future benefits less applicable fees charged for the riders using actuarial models, which simulate various economic scenarios. The Company economically hedges the exposure related to GMWB and GMAB provisions using various equity futures, equity options, and interest rate swaps. The premium associated with certain of these options is paid semi-annually over the life of the option contract. As of December 31, 2007, the remaining payments the Company is scheduled to make for these options total $313 million through December 31, 2022.

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

The Company enters into financial futures and equity swaps to manage its exposure to price risk arising from seed money investments made in proprietary mutual funds for which the related gains and losses are recorded currently in earnings. The futures contracts generally mature within four months and the related gains and losses are reported currently in earnings. As of December 31, 2007 and 2006, the fair value of the financial futures and equity swaps was not significant.

The Company enters into foreign exchange forward contracts to hedge its exposure to certain receivables and obligations denominated in non-functional currencies. In addition, the Company began entering into forward currency contracts during the first quarter of 2007 to manage its exposure to foreign exchange fluctuations on income from foreign operations. The forward contracts generally have maturities ranging from several months up to one year and gains and losses are reported in earnings. As of December 31, 2007 the fair value of the forward contracts was not significant.

Embedded Derivatives

The equity component of the equity indexed annuity and stock market investment certificate product obligations are considered embedded derivatives. Additionally, certain annuities contain GMAB and non-life contingent GMWB provisions, which are also considered embedded derivatives. The fair value of embedded derivatives for annuity related products are included in future policy benefits and claims, whereas the fair value of the stock market investment certificate embedded derivative is included in customer deposits. The changes in fair value of the equity indexed annuity and investment certificate embedded derivatives are reflected in interest credited to fixed accounts and in banking and deposit interest expense, respectively. The changes in fair values of the GMWB and GMAB embedded derivatives are reflected in benefits, claims, losses and settlement expenses. At December 31, 2007 and 2006, the total fair value of these instruments, excluding the host contract and a liability for life contingent GMWB benefits of $2 million and nil, respectively, was a net liability of $252 million and $80 million, respectively.

The Company has also recorded derivative liabilities for the fair value of call features embedded in certain fixed-rate corporate debt investments. These liabilities were $8 million and $7 million at December 31, 2007 and 2006, respectively. The change in fair values of these calls is reflected in net investment income.

22. Income Taxes

The components of income tax provision on income from continuing operations were as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Current income tax:
Federal	$137	$84	$121
State and local	(5)	19	17
Foreign	45	39	15
Total current income tax	177	142	153
Deferred income tax:
Federal	34	51	36
State and local	—	(16)	—
Foreign	(9)	(11)	(2)
Total deferred income tax	25	24	34
Total income tax provision	$202	$166	$187

The geographic sources of pretax income from continuing operations were as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
United States	$888	$705	$687
Foreign	128	92	58
Total	$1,016	$797	$745

The principal reasons that the aggregate income tax provision is different from that computed by using the U.S. statutory rate of 35% are as follows:

	Years Ended December 31,
	2007	2006	2005
Tax at U.S. statutory rate	35.0%	35.0%	35.0%
Changes in taxes resulting from:
Dividend exclusion	(5.2)	(5.4)	(5.7)
Tax-exempt interest income	(1.3)	(1.5)	(1.4)
Tax credits	(6.6)	(6.4)	(8.3)
State taxes, net of federal benefit	(0.3)	0.2	1.4
Taxes applicable to prior years	—	—	2.7
Other, net	(1.7)	(1.1)	1.4
Income tax provision	19.9%	20.8%	25.1%

The Company’s effective income tax rate decreased to 19.9% in 2007 from 20.8% in 2006 primarily due to the impact of a $16 million tax benefit related to the finalization of certain income tax audits and a $19 million tax benefit relating to the Company’s plan to begin repatriating earnings of certain Threadneedle entities through dividends partially offset by lower levels of tax advantaged items relative to the level of pretax income.

Accumulated earnings of certain foreign subsidiaries, which totaled $169 million at December 31, 2007, are intended to be permanently reinvested outside the United States. Accordingly, U.S. federal taxes, which would have aggregated $22 million, have not been provided on those earnings.

Deferred income tax assets and liabilities result from temporary differences between the assets and liabilities measured for GAAP reporting versus income tax return purposes. The significant components of the Company’s deferred income tax assets and liabilities were as follows:

	December 31,
	2007	2006
	(in millions)
Deferred income tax assets:
Liabilities for future policy benefits and claims	$1,212	$1,146
Investment impairments and write-downs	77	87
Deferred compensation	185	164
Unearned revenues	29	40
Net unrealized losses on Available-for-Sale securities	83	104
Accrued liabilities	64	121
Investment related	119	154
Net operating loss and tax credit carryforwards	182	—
Other	70	107
Gross deferred income tax assets	2,021	1,923

Deferred income tax liabilities:
Deferred acquisition costs	1,313	1,317
Deferred sales inducement costs	179	158
Depreciation expense	171	141
Intangible assets	104	105
Other	134	108
Gross deferred income tax liabilities	1,901	1,829
Net deferred income tax assets	$120	$94

The Company is required to establish a valuation allowance for any portion of the deferred tax assets that management believes will not be realized. Included in deferred tax assets is a significant deferred tax asset relating to capital losses that have been recognized for financial statement purposes but not yet for tax return purposes. Under current U.S. federal income tax law, capital losses generally must be used against capital gain income within five years of the year in which the capital losses are recognized for tax purposes. Based on analysis of the Company’s tax position, management believes it is more likely than not that the results of future operations and implementation of tax planning strategies will generate sufficient taxable income to enable the Company to utilize all of its deferred tax assets. Accordingly, no valuation allowance for deferred tax assets has been established as of December 31, 2007 and 2006.

Included in the Company’s deferred income tax assets are net operating loss carryforwards of $53 million which will expire December 31, 2025 and 2026 as well as tax credit carryforwards of $129 million which will expire December 31, 2025, 2026 and 2027.

Effective January 1, 2007, the Company adopted the provisions of FIN 48. As a result of the implementation of FIN 48 the Company recognized a $4 million increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Year Ended
December 31, 2007
(in millions)
Balance at January 1, 2007	$113
Additions based on tax positions related to the current year	42
Additions for tax positions of prior years	56
Reductions for tax positions of prior years	(45)
Settlements	(2)
Balance at December 31, 2007	$164

If recognized, approximately $57 million and $84 million, net of federal tax benefits, of the unrecognized tax benefits as of January 1, 2007 and December 31, 2007, respectively, would affect the effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. The Company recognized a net reduction of $4 million in interest and penalties for the year ended December 31, 2007. The Company had $16 million and $12 million for the payment of interest and penalties accrued at January 1, 2007 and December 31, 2007, respectively.

It is reasonably possible that the total amounts of unrecognized tax benefits will change in the next 12 months. Based on the current audit position of the Company it is estimated that the total amount of unrecognized tax benefits may decrease by $75 million to $85 million in the next 12 months.

The Company or one or more of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 1997. The Internal Revenue Service (“IRS”), as part of the overall examination of the American Express Company consolidated return, commenced an examination of the Company’s U.S. income tax returns for 1997 through 2002 in the third quarter of 2005. In the first quarter of 2007, the IRS expanded the period of the examination to include 2003 through 2004. The Company’s or certain of its subsidiaries’ state income tax returns are currently under examination by various jurisdictions for years ranging from 1998 through 2005.

On September 25, 2007, the IRS issued Revenue Ruling 2007-61 in which it announced that it intends to issue regulations with respect to certain computational aspects of the Dividends Received Deduction (“DRD”) related to separate account assets held in connection with variable contracts of life insurance companies and has added the project to the 2007-2008 Priority Guidance Plan. Revenue Ruling 2007-61 suspended a revenue ruling issued in August 2007 that purported to change accepted industry and IRS interpretations of the statutes governing these computational questions. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other members of the public will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time, but they may result in the elimination of some or all of the separate account DRD tax benefit that the Company receives. Management believes that it is likely that any such regulations would apply prospectively only. For the year ended December 31, 2007, the Company recorded a benefit of approximately $46 million related to the current year’s separate account DRD.

As a result of the Separation from American Express, the Company’s life insurance subsidiaries will not be able to file a consolidated U.S. federal income tax return with the other members of the Company’s affiliated group until 2010.

The Company’s tax allocation agreement with American Express (the “Tax Allocation Agreement”), dated as of September 30, 2005, governs the allocation of consolidated U.S. federal and applicable combined or unitary state and local income tax liabilities between American Express and the Company for tax periods prior to September 30, 2005. In addition, this Tax Allocation Agreement addresses other tax-related matters.

The items comprising other comprehensive loss are presented net of the following income tax provision (benefit) amounts:

	Years Ended December 31,
	2007	2006	2005
	(in millions)
Net unrealized securities gains (losses)	$10	$(30)	$(291)
Net unrealized derivatives gains (losses)	2	(4)	19
Foreign currency translation adjustment	(1)	4	(5)
Defined benefit plans	15	—	(1)
Net income tax provision (benefit)	$26	$(30)	$(278)

Tax benefits related to accumulated other comprehensive income of discontinued operations for the year ended December 31, 2005 were $8 million.

23. Commitments and Contingencies

The Company is committed to pay aggregate minimum rentals under noncancelable operating leases for office facilities and equipment in future years as follows:

(in millions)
2008	$79
2009	69
2010	66
2011	60
2012	51
Thereafter	293
Total	$618

For the years ended December 31, 2007, 2006 and 2005, operating lease expense was $93 million, $88 million and $78 million, respectively.

The following table presents the Company’s funding commitments:

	December 31,
	2007	2006
	(in millions)
Commercial mortgage loan commitments	$101	$94
Consumer mortgage loan commitments	301	427
Consumer lines of credit	91	96
Total funding commitments	$493	$617

The Company’s life and annuity products all have minimum interest rate guarantees in their fixed accounts. As of December 31, 2007, these guarantees range up to 5%. To the extent the yield on the Company’s invested asset portfolio declines below its target spread plus the minimum guarantee, the Company’s profitability would be negatively affected.

The Company and its subsidiaries are involved in the normal course of business in legal, regulatory and arbitration proceedings, including class actions, concerning matters arising in connection with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industries in which it operates. The Company can also be subject to litigation arising out of its general business activities, such as its investments, contracts, leases and employment relationships. Uncertain economic conditions and heightened volatility in the financial markets, such as has been experienced particularly since the summer of 2007, may increase the likelihood clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

In the normal course of business, the Company has agreed to indemnify certain vendors for infringement and misappropriation claims arising from the use of its information, technology and intellectual property assets.

As with other financial services firms, the level of regulatory activity and inquiry concerning the Company’s businesses remains elevated. From time to time, the Company receives requests for information from, and has been subject to examination by, the SEC, FINRA (then known as the National Association of Securities Dealers), OTS, state insurance regulators, state attorneys general and various other governmental and quasi-governmental authorities concerning the Company’s business activities and practices, including: sales and product or service features of, or disclosures pertaining to, financial plans, its mutual funds, annuities, insurance products and brokerage services; non-cash compensation paid to its field leaders and financial advisors; supervision of its financial advisors; and sales of, or brokerage or revenue sharing practices relating to, other companies’ real estate investment trust (“REIT”) shares, mutual fund shares or other investment products. Other open matters relate, among other things, to the administration of death claims to multiple beneficiaries under the Company’s variable annuities, the portability (or network transferability) of the Company’s RiverSource mutual funds, supervisory practices in connection with financial advisors’ outside business activities, sales practices associated with the sale of fixed and variable annuities, the suitability of product recommendations made to retail financial planning clients and the delivery of financial plans, and the suitability of particular trading strategies. The number of reviews and investigations has increased in recent years with regard to many firms in the financial services industry, including Ameriprise. The Company has cooperated and will continue to cooperate with the applicable regulators regarding their inquiries.

These legal and regulatory proceedings are subject to uncertainties and, as such, the Company is unable to estimate the possible loss or range of loss that may result. An adverse outcome in one or more of these proceedings could result in adverse judgments, settlements, fines, penalties or other relief that could have a material adverse effect on the Company’s consolidated financial condition or results of operations.

Certain legal and regulatory proceedings are described below.

In June 2004, an action captioned John E. Gallus et al. v. American Express Financial Corp. and American Express Financial Advisors Inc., was filed in the United States District Court for the District of Arizona, and was later transferred to the United States District Court for the District of Minnesota. The plaintiffs alleged that they were investors in several of the Company’s mutual funds and they purported to bring the action derivatively on behalf of those funds under the Investment Company Act of 1940. The plaintiffs alleged that fees allegedly paid to the defendants by the funds for investment advisory and administrative services were excessive. On July 6, 2007, the Court granted the Company’s motion for summary judgment, dismissing all claims with prejudice. Plaintiffs have appealed the Court’s decision.

In March 2006, a lawsuit captioned Good, et al. v. Ameriprise Financial, Inc., et al. (Case No. 00-cv-01027) was filed in the United States District Court for the District of Minnesota. The lawsuit had been brought as a putative class action and plaintiffs purported to represent all of the Company’s advisors who sold shares of REITs and tax credit limited partnerships between March 2000 and March 2006. Plaintiffs sought unspecified compensatory and restitutionary damages as well as injunctive relief, alleging that the Company incorrectly calculated commissions owed advisors for the sale of these products. On January 18, 2008, the Court denied plaintiffs’ motion for class certification. The Court has requested supplemental briefs addressing whether the Court continues to have subject-matter jurisdiction over the two individual plaintiffs’ claims.

The Company previously reported two adverse arbitration awards issued in 2006 by FINRA panels against SAI and former registered representatives of SAI. Those arbitrations involved customer claims relating to suitability, disclosures, supervision and certain other sales practices. Other clients of those former registered representatives have presented similar claims.

In October 2007, the State of New Hampshire commenced an action against the Company captioned, “In the Matter of Ameriprise Financial, Inc., Ameriprise Financial Services, Inc. & Larry Post.” The action includes claims of New Hampshire statutory violations related to the alleged failure to deliver financial plans sold to clients, instances of forgery and failure to supervise. The parties have agreed to stay the action while discussing possible resolution.

24. Earnings per Common Share

The computations of basic and diluted earnings per common share are as follows:

	Years Ended December 31,
	2007	2006	2005
	(in millions, except per share amounts)
Numerator:
Income from continuing operations	$814	$631	$558
Income from discontinued operations, net of tax	—	—	16
Net income	$814	$631	$574

Denominator:
Basic: Weighted-average common shares outstanding	236.2	246.5	247.1
Effect of potentially dilutive nonqualified stock options and other share-based awards	3.7	2.0	0.1
Diluted: Weighted-average common shares outstanding	239.9	248.5	247.2

Earnings per Basic Common Share:
Income from continuing operations	$3.45	$2.56	$2.26
Income from discontinued operations, net of tax	—	—	0.06
Net income	$3.45	$2.56	$2.32

Earnings per Diluted Common Share:
Income from continuing operations	$3.39	$2.54	$2.26
Income from discontinued operations, net of tax	—	—	0.06
Net income	$3.39	$2.54	$2.32

Basic weighted average common shares for the years ended December 31, 2007, 2006 and 2005 included 1.6 million, 1.7 million and nil, respectively, of vested, nonforfeitable restricted stock units and 3.5 million, 3.7 million and 0.9 million, respectively, of non-vested restricted stock awards and restricted stock units that are forfeitable but receive nonforfeitable dividends. Potentially dilutive securities include nonqualified stock options and other share-based awards.

25. Common Share Repurchases

In January 2006, the Company’s Board of Directors authorized the repurchase of up to 2 million shares of the Company’s common stock. In March 2006, the Company’s Board of Directors authorized the expenditure of up to $750 million for the repurchase of additional shares through March 31, 2008. In March 2007, the Company’s Board of Directors authorized the expenditure of up to an additional $1.0 billion for the repurchase of shares through March 15, 2009. During the years ended December 31, 2007 and 2006, the Company repurchased a total of 15.9 million shares and 10.7 million shares, respectively, of its common stock for an aggregate cost of $948 million and $470 million, respectively. As of December 31, 2007, the Company had purchased all shares under the January 2006 and March 2006 authorizations and had $418 million remaining under the March 2007 authorization.

The Company may also reacquire shares of its common stock under its 2005 ICP related to restricted stock awards. Restricted shares that are forfeited before the vesting period has lapsed are recorded as treasury shares. In addition, the holders of restricted shares may elect to surrender a portion of their shares on the vesting date to cover their income tax obligations. These vested restricted shares reacquired by the Company and the Company’s payment of the holders’ income tax obligations are recorded as a treasury share purchase. The restricted shares forfeited under the 2005 ICP and recorded as treasury shares were 0.3 million shares during both the years ended December 31, 2007 and 2006. For the years ended December 31, 2007 and 2006, the Company reacquired 0.5 million and 0.4 million shares, respectively, of its common stock through the surrender of restricted shares upon vesting and paid in the aggregate $29 million and $20 million, respectively, related to the holders’ income tax obligations on the vesting date.

26. Segment Information

On December 3, 2007, the Company announced a change in its reportable segments. The revised presentation of previously reported segment data has been applied retroactively to all periods presented in these financial statements. During the fourth quarter of 2007, the Company completed the implementation of an enhanced transfer pricing methodology and expanded its segment presentation from three to five segments to better align with the way the Chief Operating Decision Maker views the business. This facilitates greater transparency of the relationships between the businesses and better comparison to other industry participants in the retail advisor distribution, asset management, insurance and annuity industries. In addition, the Company changed the format of its consolidated statement of income and made reclassifications to enhance transparency. These reclassifications did not result in any changes to consolidated net income or shareholders’ equity. A summarization of the various reclassifications made to previously reported balances is presented in Note 1.

Changes Resulting from an Enhanced Transfer Pricing Methodology

Each segment records revenues and expenses as if they were each a stand-alone business using the Company’s enhanced transfer pricing methodology. Transfer pricing uses market-based arm’s length transfer pricing rates for specific services provided. The Company will review the transfer pricing rates periodically and will make appropriate adjustments to ensure the arm’s length rates remain at current market levels. Costs related to shared services are allocated to segments based on their usage of the services provided.

The largest source of intersegment revenues and expenses is retail distribution services, where segments are charged an arm’s length market rate for distribution through the Advice & Wealth Management segment. The Advice & Wealth Management segment provides distribution services for proprietary and non-proprietary products and services. The Asset Management segment provides investment management services for the Company’s owned assets and client assets, and accordingly charges investment and advisory management fees to the other segments.

Cost Allocations to Segments

All costs related to shared services are allocated to the segments based on a rate times volume or fixed basis.

New Segments

The Company’s five segments are Advice & Wealth Management, Asset Management, Annuities, Protection and Corporate & Other. Prior to this change, the Company reported results for three segments; Asset Accumulation and Income, Protection and Corporate and Other. The change from three segments to five is primarily the division of the former Asset Accumulation and Income segment into the Advice & Wealth Management, Asset Management and Annuities segments.

The Advice & Wealth Management segment provides financial advice and full service brokerage and banking services, primarily to retail clients, through the Company’s financial advisors. The advisors distribute a diversified selection of both proprietary and non-proprietary products to help clients meet their financial needs. A significant portion of revenues in this segment are fee-based, driven by the level of client assets, which is impacted by both market movements and net asset flows. The Company also earns net investment income on owned assets, from primarily certificate and banking products. This segment earns revenues (distribution fees) for distributing non-proprietary products and earns intersegment revenues (distribution fees) for distributing the Company’s proprietary products and services to its retail clients. Intersegment expenses for this segment include expenses for investment management services provided by the Asset Management segment.

The Asset Management segment provides investment advice and investment products to retail and institutional clients. Threadneedle Investments predominantly provides international investment advice and products, and RiverSource Investments predominantly provides domestic products and services. Domestic retail products are primarily distributed through the Advice & Wealth Management segment, and also through third-party distribution. International retail products are primarily distributed through third parties. Products accessed by consumers on a retail basis include mutual funds, variable product funds underlying insurance and annuity separate accounts, separately managed accounts and collective funds. Asset Management products are also distributed directly to institutions through an institutional sales force. Institutional asset management products include traditional asset classes separate accounts, collateralized loan obligations, hedge funds and property funds. Revenues in this segment are primarily earned as fees based on managed asset balances, which are impacted by both market movements and net asset flows. This segment earns intersegment revenue for investment management services. Intersegment expenses for this segment include distribution expenses for services provided by the Advice & Wealth Management, Annuities and Protection segments.

The Annuities segment provides RiverSource Life variable and fixed annuity products to the Company’s retail clients, primarily distributed through the Advice & Wealth Management segment, and to the retail clients of unaffiliated distributors through third-party distribution. Revenues for the Company’s variable annuity products are primarily earned as fees based on underlying account balances, which are impacted by both market movements and net asset flows. Revenues for the Company’s fixed annuity products are primarily earned as net investment income on underlying account balances, with profitability significantly impacted by the spread between net investment income earned and interest credited on the fixed account balances. The Company also earns net investment income on owned assets supporting annuity benefit reserves and capital supporting the business. Intersegment revenues for this segment reflect fees paid by the Asset Management segment for marketing support and other services provided in connection with the availability of RiverSource Funds under the variable annuity contracts. Intersegment expenses for this segment include distribution expenses for services provided by the Advice & Wealth Management segment, as well as expenses for investment management services provided by the Asset Management segment.

The Protection segment offers a variety of protection products to address the identified protection and risk management needs of the Company’s retail clients including life, disability income and property-casualty insurance. Life and disability income products are primarily distributed through the Advice & Wealth Management segment. The Company’s property-casualty products are sold direct, primarily through affinity relationships. The primary sources of revenues for this segment are premiums, fees, and charges that the Company receives to assume insurance-related risk. The Company earns net investment income on owned assets supporting insurance reserves and capital supporting the business. The Company also receives fees based on the level of assets supporting variable universal life separate account balances. This segment earns intersegment revenues from fees paid by the Asset Management segment for marketing support and other services provided in connection with the availability of RiverSource Funds under the variable universal life contracts. Intersegment expenses for this segment include distribution expenses for services provided by the Advice & Wealth Management segment, as well as expenses for investment management services provided by the Asset Management segment.

The Corporate & Other segment consists of net investment income on corporate level assets, including unallocated equity and other revenues from various investments as well as unallocated corporate expenses. This segment also includes non-recurring costs in 2007, 2006 and 2005, associated with the Company’s separation from American Express.

The accounting policies of the segments are the same as those of the Company, except for the method of capital allocation and the accounting for gains (losses) from intercompany revenues and expenses, which are eliminated in consolidation. The Company allocates capital to each segment based upon an internal capital allocation method that allows the Company to more efficiently manage its capital. The Company evaluates the performance of each segment based on pretax income from continuing operations. The Company allocates certain non-recurring items, such as separation costs, to the Corporate segment.

The following is a summary of assets by segment:

	December 31,
	2007	2006
	(in millions)
Advice & Wealth Management	$8,146	$8,735
Asset Management	6,661	7,111
Annuities	71,556	68,660
Protection	20,347	17,422
Corporate & Other	2,520	2,553
Total assets	$109,230	$104,481

The following is a summary of segment operating results:

	Year Ended December 31, 2007
	Advice & Wealth Management	Asset Management	Annuities	Protection	Corporate & Other	Eliminations	Consolidated
	(in millions)
Revenue from external customers	$2,992	$1,753	$2,199	$1,939	$26	$—	$8,909
Intersegment revenue	1,057	29	105	47	4	(1,242)	—
Total revenues	4,049	1,782	2,304	1,986	30	(1,242)	8,909
Banking and deposit interest expense	236	20	—	1	6	(8)	255
Net revenues	3,813	1,762	2,304	1,985	24	(1,234)	8,654
Depreciation and amortization expense	69	90	381	206	34	—	780
All other expenses	3,459	1,365	1,500	1,294	474	(1,234)	6,858
Total expenses	3,528	1,455	1,881	1,500	508	(1,234)	7,638
Pretax income (loss)	$285	$307	$423	$485	$(484)	$—	1,016
Income tax provision							202
Net income							$814

	Year Ended December 31, 2006
	Advice & Wealth Management	Asset Management	Annuities	Protection	Corporate & Other	Eliminations	Consolidated
	(in millions)
Revenue from external customers	$2,546	$1,745	$2,111	$1,858	$33	$—	$8,293
Intersegment revenue	1,035	32	85	34	2	(1,188)	—
Total revenues	3,581	1,777	2,196	1,892	35	(1,188)	8,293
Banking and deposit interest expense	246	26	—	1	7	(7)	273
Net revenues	3,335	1,751	2,196	1,891	28	(1,181)	8,020
Depreciation and amortization expense	60	97	342	138	31	—	668
All other expenses	3,079	1,401	1,390	1,319	547	(1,181)	6,555
Total expenses	3,139	1,498	1,732	1,457	578	(1,181)	7,223
Pretax income (loss)	$196	$253	$464	$434	$(550)	$—	797
Income tax provision							166
Net income							$631

	Year Ended December 31, 2005
	Advice & Wealth Management	Asset Management	Annuities	Protection	Corporate & Other	Eliminations	Consolidated
	(in millions)
Revenue from external customers	$2,111	$1,599	$2,116	$1,836	$(26)	$—	$7,636
Intersegment revenue	938	30	78	30	2	(1,078)	—
Total revenues	3,049	1,629	2,194	1,866	(24)	(1,078)	7,636
Banking and deposit interest expense	215	20	1	2	6	(4)	240
Net revenues	2,834	1,609	2,193	1,864	(30)	(1,074)	7,396
Depreciation and amortization expense	75	141	293	120	11	—	640
All other expenses	2,741	1,291	1,410	1,250	393	(1,074)	6,011
Total expenses	2,816	1,432	1,703	1,370	404	(1,074)	6,651
Pretax income (loss) from continuing operations	$18	$177	$490	$494	$(434)	$—	745
Income tax provision							187
Income from continuing operations							558
Income from discontinued operations, net of tax							16
Net income							$574

27. Quarterly Financial Data (Unaudited)

	2007				2006
	12/31	9/30	6/30	3/31	12/31	9/30	6/30	3/31
	(in millions, except per share data)
Net revenues(1)	$2,319	$2,170	$2,138	$2,027	$2,139	$1,935	$2,024	$1,922
Separation costs(2)	28	60	63	85	123	87	84	67
Pretax income	338	217	245	216	203	217	186	191
Net income	$255	$198	$196	$165	$171	$174	$141	$145
Earnings per basic common share	$1.10	$0.84	$0.83	$0.69	$0.70	$0.71	$0.57	$0.57
Earnings per diluted common share	$1.08	$0.83	$0.81	$0.68	$0.69	$0.71	$0.57	$0.57
Weighted average common shares outstanding:
Basic	231.4	235.4	237.4	240.7	243.3	244.5	246.3	252.3
Diluted	235.4	239.2	241.0	244.1	246.3	246.4	248.0	253.5
Cash dividends paid per common share	$0.15	$0.15	$0.15	$0.11	$0.11	$0.11	$0.11	$0.11
Common share price:
High	$69.25	$68.00	$67.45	$63.08	$55.79	$47.46	$50.08	$47.25
Low	$53.23	$51.31	$56.96	$53.01	$46.85	$40.60	$40.49	$40.30

(1)       Certain prior year amounts have been reclassified to conform to the current year’s presentation. See Note 1 for a description of the reclassifications. Revenues as previously reported were $2,202 million, $2,182 million and $2,063 million for the quarters ended September 30, 2007, June 30, 2007 and March 31, 2007, respectively, and $2,161 million, $1,977 million, $2,053 million and $1,949 million for the quarters ended December 31, 2006, September 30, 2006, June 30, 2006 and March 31, 2006, respectively.

(2)    The Company incurred separation costs beginning with the quarterly period ended March 31, 2005, when the American Express Board of Directors announced the Separation. The Company continued to incur separation costs in subsequent quarterly periods which reflect the completion of the Distribution and the costs incurred by the Company to establish itself as an independent company. As of December 31, 2007, all separation costs have been incurred.

Statement of Cash Flows Reclassifications

The Company has reclassified certain prior quarter balances in the Consolidated Statements of Cash Flows.

•      The Company previously classified transfers to and from the fixed account option within its variable annuity product as an operating activity in the Consolidated Statements of Cash Flows. The Company has reclassified these transfers as a financing activity in accordance with SFAS No. 97, “Accounting and Reporting by Insurance Enterprises for Certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments”.

•      The Company previously classified certain customer transfers to and from cash investment products as a financing activity. The Company has reclassified the change in brokerage accounts as an operating activity in accordance with the AICPA Audit and Accounting Guide:  Brokers and Dealers in Securities.

The Company has also made certain other reclassifications to the Consolidated Statements of Cash Flows including those made to conform to the reclassified Consolidated Balance Sheets. The effect of these reclassifications on prior quarters’ net cash flows related to operating, investing and financing activities is summarized below.

	Three Months Ended March 31,		Six Months Ended June 30,		Nine Months Ended September 30,
	2007	2006	2007	2006	2007	2006
	(in millions)
Net cash provided by (used in) operating activities, previous presentation	$(70)	$107	$(12)	$536	$735	$716
Reclassification for annuity transfers	75	—	145	19	(91)	111
Reclassification for brokerage accounts	(42)	(49)	36	(153)	(77)	(141)
Other reclassifications	(73)	15	(87)	22	(103)	6
Net cash provided by (used in) operating activities, as reclassified	$(110)	$73	$82	$424	$464	$692
Net cash provided by investing activities, previous presentation	$1,162	$488	$3,370	$1,170	$4,181	$3,390
Other reclassifications	5	(6)	—	(18)	7	(31)
Net cash provided by investing activities, as reclassified	$1,167	$482	$3,370	$1,152	$4,188	$3,359
Net cash used in financing activities, previous presentation	$(1,398)	$(1,421)	$(2,780)	$(2,092)	$(3,673)	$(3,292)
Reclassification for annuity transfers	(75)	—	(145)	(19)	91	(111)
Reclassification for brokerage accounts	42	49	(36)	153	77	141
Other reclassifications	56	7	73	16	82	46
Net cash used in financing activities, as reclassified	$(1,375)	$(1,365)	$(2,888)	$(1,942)	$(3,423)	$(3,216)
Effect of exchange rate changes on cash, previous presentation	$2	$2	$8	$13	$12	$21
Other reclassifications	—	—	1	2	1	2
Effect of exchange rate changes on cash, as reclassified	$2	$2	$9	$15	$13	$23

Consolidated Five-Year Summary of Selected Financial Data

The following table sets forth selected consolidated financial information from our audited Consolidated Financial Statements as of December 31, 2007, 2006, 2005, 2004 and 2003 and for the five-year period ended December 31, 2007. Certain prior year amounts have been reclassified to conform to the current year’s presentation. For the periods preceding our separation from American Express Company (“American Express”), we prepared our Consolidated Financial Statements as if we had been a stand-alone company. In the preparation of our Consolidated Financial Statements for those periods, we made certain allocations of expenses that our management believed to be a reasonable reflection of costs we would have otherwise incurred as a stand-alone company but were paid by American Express. Accordingly, our Consolidated Financial Statements include various adjustments to amounts in our consolidated financial statements as a subsidiary of American Express. The selected financial data presented below should be read in conjunction with our Consolidated Financial Statements and the accompanying notes included elsewhere in this report and “Management’s Discussion and Analysis.”

	Years Ended December 31,
	2007(1)	2006(1)	2005(1)	2004(2)	2003(3)
	(in millions, except per share data)
Income Statement Data:
Net revenues	$8,654	$8,020	$7,396	$6,896	$6,042
Expenses	7,638	7,223	6,651	5,784	5,169
Income from continuing operations before accounting change	814	631	558	825	694
Net income	814	631	574	794	725

Earnings Per Share:
Income from continuing operations before accounting change:
Basic	$3.45	$2.56	$2.26	$3.35	$2.82
Diluted	$3.39	$2.54	$2.26	$3.35	$2.82
Income from discontinued operations, net of tax:
Basic	$—	$—	$0.06	$0.16	$0.18
Diluted	$—	$—	$0.06	$0.16	$0.18
Cumulative effect of accounting change, net of tax:
Basic	$—	$—	$—	$(0.29)	$(0.05)
Diluted	$—	$—	$—	$(0.29)	$(0.05)
Net income:
Basic	$3.45	$2.56	$2.32	$3.22	$2.95
Diluted	$3.39	$2.54	$2.32	$3.22	$2.95

Cash Dividends Paid Per Common Share:
Shareholders	$0.56	$0.44	$0.11	$—	$—

Cash Dividends Paid:
Shareholders	$133	$108	$27	$—	$—
American Express Company	—	—	53	1,325	334

	December 31,
	2007	2006	2005	2004(2)	2003(3)
	(in millions)
Balance Sheet Data:
Investments	$30,625	$35,504	$39,086	$40,210	$38,517
Separate account assets	61,974	53,848	41,561	35,901	30,809
Total assets(4)	109,230	104,481	93,280	93,260	85,530
Future policy benefits and claims	27,446	30,031	32,725	33,249	32,230
Separate account liabilities	61,974	53,848	41,561	35,901	30,809
Customer deposits	6,201	6,707	6,808	6,987	5,906
Debt	2,018	2,244	1,852	403	463
Total liabilities(5)	101,420	96,556	85,593	86,558	78,242
Shareholders’ equity	7,810	7,925	7,687	6,702	7,288

(1)              During 2007, 2006 and 2005, we recorded non-recurring separation costs as a result of our separation from American Express. During the years ended December 31, 2007, 2006 and 2005, $236 million ($154 million after-tax), $361 million ($235 million after-tax) and $293 million ($191 million after-tax), respectively, of such costs were incurred. These costs were primarily associated with establishing the Ameriprise Financial brand, separating and reestablishing our technology platforms and advisor and employee retention programs.

(2)              Effective January 1, 2004, we adopted American Institute of Certified Public Accountants Statement of Position 03-1, “Accounting and Reporting by Insurance Enterprises for Certain Nontraditional Long-Duration Contracts and for Separate Accounts,” which resulted in a cumulative effect of accounting change that reduced first quarter 2004 results by $71 million, net of tax.

(3)              The consolidation of VIEs in December 2003 resulted in a cumulative effect of accounting change that reduced 2003 net income through a non-cash charge of $13 million, net of tax.

(4)              Total assets as of December 31, 2004 and 2003 include assets of discontinued operations of $5,873 million and $4,807 million, respectively.

(5)              Total liabilities as of December 31, 2004 and 2003 include liabilities of discontinued operations of $5,631 million and $4,579 million, respectively.

Glossary of Selected Terminology

Administered Assets—Administered assets include assets for which we provide administrative services such as client assets invested in other companies’ products that we offer outside of our wrap accounts. These assets include those held in clients’ brokerage accounts. We do not exercise management discretion over these assets and do not earn a management fee. These assets are not reported on our Consolidated Balance Sheets.

Auto and Home Insurance—Personal auto and home protection products marketed directly to customers through marketing affiliates such as Costco Wholesale Corporation, Delta Loyalty Management Services, Inc. and Ford Motor Credit Company. We sell these products through our auto and home subsidiary, IDS Property Casualty Insurance Company (doing business as Ameriprise Auto & Home Insurance).

Cash Sales—Cash sales are the dollar value volume indicator that captures gross new cash inflows which generate product revenue streams to our company. This includes primarily “client initiated” activity that results in an incremental increase in assets (owned, managed or administered) or premiums inforce (but doesn’t need to result in time of sale revenue), or activity that doesn’t increase assets or premiums inforce, but generates “fee revenue”.

Deferred Acquisition Costs and Amortization—Deferred acquisition costs (“DAC”) represent the costs of acquiring new protection, annuity and certain mutual fund business, principally direct sales commissions and other distribution and underwriting costs that have been deferred on the sale of annuity, life, disability income and long term care insurance and, to a lesser extent, deferred marketing and promotion expenses on auto and home insurance and deferred distribution costs on certain mutual fund products. These costs are deferred to the extent they are recoverable from future profits.

Financial Planning—Financial Planning at Ameriprise is an ongoing process which is intended to help clients plan to meet their financial goals through disciplined management of their finances. The process involves collaboration between a client and an Ameriprise financial advisor to define the client’s goals, develop a plan to achieve the goals, and track progress against the goals, making adjustments where necessary.

Financial Planning Penetration—The period-end number of current clients who have received a financial plan, or have entered into an agreement to receive and have paid for a financial plan, divided by the number of active retail client groups, serviced by branded financial advisors.

Life Insurance Inforce—The total amount of all life insurance death benefits currently insured by our company.

Managed External Client Assets—Managed external client assets include client assets for which we provide investment management services, such as the assets of the RiverSource family of mutual funds, assets of institutional clients and client assets held in wrap accounts (retail accounts for which we receive an advice fee based on assets held in the account). Managed external client assets also include assets managed by sub-advisors selected by us. Managed external client assets are not reported on our Consolidated Balance Sheets.

Managed Owned Assets—Managed owned assets include certain assets on our Consolidated Balance Sheets for which we provide investment management services and recognize management fees, such as the assets of the general account and RiverSource Variable Products funds held in the separate accounts of our life insurance subsidiaries.

Net Flows—Sales less redemptions and miscellaneous flows which may include reinvested dividends.

Owned Assets—Owned assets include certain assets on our Consolidated Balance Sheets for which we do not provide investment management services and do not recognize management fees, such as investments in non-proprietary funds held in the separate accounts of our life insurance subsidiaries, as well as restricted and segregated cash and receivables.

Pretax Income (Loss)—Income (loss) before income tax provision (benefit).

Securities America—Securities America Financial Corporation (“SAFC”) is a corporation whose sole function is to hold the stock of its operating subsidiaries, Securities America, Inc. (“SAI”) and Securities America Advisors, Inc. (“SAA”). SAI is a registered broker-dealer and an insurance agency. SAA is an SEC registered investment advisor.

Separate Accounts—Represent assets and liabilities that are maintained and established primarily for the purpose of funding variable annuity and insurance products. The assets of the separate account are only available to fund the liabilities of the variable entity contractholders and others with contracts requiring premiums or other deposits to the separate account. Clients elect to invest premiums in stock, bond and/or money market funds depending on their risk tolerance. All investment performance, net of fees, is passed through to the client.

Separation Costs—Separation costs include expenses related to our separation from American Express Company. These costs are primarily associated with establishing the Ameriprise Financial brand, separating and reestablishing our technology platforms and advisor and employee retention programs. These costs ended in 2007.

SOP 05-1 (“Statement of Position 05-1”),”Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection With Modifications or Exchanges of Insurance Contracts”—SOP 05-1 provides guidance on accounting for DAC associated with any insurance or annuity contract that is significantly modified or internally replaced with another contract.

Third Party Distribution—Distribution of RiverSource products, which include a variety of equity and fixed income mutual funds, annuities and insurance products, to retail clients through unaffiliated financial institutions and broker-dealers. The Third Party channel is separate from the Branded Advisor, Threadneedle, SAFC, and Institutional sales channels.

Threadneedle—Threadneedle Asset Management Holdings Limited is a holding company for the London-based Threadneedle group of companies, which provide investment management products and services.

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

The accompanying graph compares the 27-month cumulative total return to shareholders of Ameriprise Financial, Inc.’s, common stock relative to the cumulative total returns of the S&P 500 Index and the S&P Financials index.  An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and the two indices on October 3, 2005 and its relative performance is tracked through December 31, 2007.  The indices relate only to stock prices and do not purport to provide a direct comparison to the business or financial performance of the companies included in either index.

Comparison of 27-Month Cumulative Total Return*

Among Ameriprise Financial, Inc., the S&P 500 Index and the S&P Financials Index

* $100 invested on October 3, 2005 in stock or on September 30, 2005 in index—including reinvestment of dividends.

   Copyright © 2008, Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. All rights reserved.

   researchdatagroup.com/S&P.htm

   The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Executive Offices

Ameriprise Financial Center

707 2nd Avenue South

Minneapolis, MN 55474

(612) 671-3131

7 World Trade Center

250 Greenwich Street, Suite 3900

New York, NY 10007

Information Available to Shareholders

Copies of our company’s Annual Report on Form 10-K, proxy statement, press releases and other documents, as well as information on financial results and products and services, are available through the Ameriprise Financial website at ameriprise.com.  Written copies of these materials, as well as a report of our company’s 2007 political contributions, are available upon written request to the Corporate Secretary’s Office.

Stock Exchange Listing
New York Stock Exchange
(Symbol: AMP)

Independent Registered Public Accounting Firm

Ernst & Young LLP

220 South 6th Street, Suite 1400

Minneapolis, MN 55402

Transfer Agent

Computershare Trust Company, N.A.

P.O. Box 43078

Providence, RI 02940

1 (866) 337-4999

(U.S. and Canada only)

1 (781) 575-3223 (International)

Email: web.queries@computershare.com

Website: computershare.com/investor

Annual Meeting

The 2008 Annual Meeting of Shareholders of Ameriprise Financial will be held at our Minneapolis headquarters at 11 a.m., Central Time:

707 2nd Avenue South

Minneapolis, MN 55474,

on Wednesday, April 23, 2008.  A written transcript or an audiocassette of the meeting will be available upon written request to the Corporate Secretary’s Office.  There will be a modest charge to defray production and mailing costs.

Shareholders

As of February 15, 2008, there were 26,072 shareholders of record.  Copies of the Ameriprise Financial Corporate Governance Guidelines, as well as the charters of the three standing committees of the Board of Directors and the Ameriprise Financial Company Code of Conduct, are available on the company’s website at ir.ameriprise.com.  Our website also provides important information about how and when we grant stock options and restricted stock, including the schedule of grant dates for 2008.  We provide a copy of our Long-Term Incentive Awards Policy on our website, and explain our policy for the approval of grants on a date when the Compensation and Benefits Committee of the Board of Directors or our chief executive officer is aware of material, nonpublic information about our company or its securities.  Copies of these materials also are available without charge upon written request to the Corporate Secretary’s Office at the address listed above.

We filed the Certifications of our chief executive officer and chief financial officer with the Securities and Exchange Commission pursuant to section 302 of the Sarbanes-Oxley Act of 2002 as exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2007.

Compliance with New York Stock Exchange Filing Requirements

Under the corporate governance listing standards of the New York Stock Exchange, our chief executive officer must certify to the Exchange each year that he is not aware of any violation by our company of those listing standards, as of the date of the certification.  This certification is due within 30 days of the date of our annual shareholders meeting.

The 2007 Annual CEO Certification for our company was timely filed, without qualification, with the New York Stock Exchange on May 24, 2007.  The Exchange acknowledged in writing its receipt of the Annual CEO Certification on that date.

Shareholder and Investor Inquiries

Written shareholder inquiries may be sent to Computershare Shareholder Services

P.O. Box 43078

Providence, RI 02940

or to the Corporate Secretary’s Office

Ameriprise Financial

1098 Ameriprise Financial Center

Minneapolis, MN 55474.

Written inquiries from the investment community should be sent to Investor Relations at

243 Ameriprise Financial Center

Minneapolis, MN 55474.

Trademarks and Service Marks

The following trademarks and service marks of Ameriprise Financial, Inc., and its affiliates may appear in this report:

Active Accumulation Portfolios®

Active Income Portfolios®

Active Portfolios®

Advice-BuiltSM

Ameriprise®

Ameriprise Financial®

Dream Book®

Dream > Plan > Track >®

Money Across GenerationsSM

RiverSource®

Succession ProtectorSM

SecureSourceSM

Threadneedle®