Form 10-K, Exhibit 13
period 2009-12-31
AMERIPRISE FINANCIAL INC
filed 2010-02-24
CIK 820027

Exhibit 13

Performance Graph

The accompanying graph compares the 51-month cumulative total return to shareholders of Ameriprise Financial, Inc. common stock relative to the cumulative total returns of the S&P 500 Index and the S&P Financials Index. The graph assumes that the value of the investment in the company’s common stock and in each of the indexes (including reinvestment of dividends) was $100 on Oct. 3, 2005 and tracks it through Dec. 31, 2009.

$100 invested on Oct. 3, 2005 in stock and Sept. 30, 2005 in index, including reinvestment of dividends. Fiscal year ending December 31.

The stock price performance included in this graph is not necessarily indicative of future price performance.

Copyright © 2010 S&P, a division of The McGraw-Hill Companies. All rights reserved.