Form 10-K, Exhibit 13
period 2010-12-31
AMERIPRISE FINANCIAL INC
filed 2011-02-28
CIK 820027

Exhibit 13

Performance Graph

The following graph compares the cumulative five-year total return of holders of Ameriprise Financial Inc.’s common stock with the cumulative total returns of the S&P 500 Index and the S&P Financials Index. The graph tracks the performance of a $100 investment in our common stock and in each of the indexes (with the reinvestment of all dividends) from Dec. 31, 2005 to Dec. 31, 2010.

Comparison of a five-year cumulative total return

Among Ameriprise Financial, Inc., the S&P 500 Index, and the S&P Financials Index

*$100 invested on 12/31/05 in stock or index, including reinvestment of divideneds Fiscal year ending Dec. 31. Copyright © 2011 S&P, a division of The McGraw-Hill Companies. All rights reserved.