Form 10-K, Exhibit 13
period 2011-12-31
AMERIPRISE FINANCIAL INC
filed 2012-02-24
CIK 820027

Exhibit 13

Performance Graph

The following graph compares the cumulative five-year total return for shareholders of Ameriprise Financial, Inc. common stock with the cumulative total returns of the S&P 500 Index and the S&P Financials Index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from Dec. 31, 2006 to Dec. 31, 2011.