Form 10-K, Exhibit 13
period 2024-12-31
AMERIPRISE FINANCIAL INC
filed 2025-02-20
CIK 820027

Comparison of a five-year cumulative total return* Ameriprise Financial, Inc., the S&P 500 Index and the S&P 500 Financials Index The graphs below match Ameriprise Financial, Inc.’s cumulative total shareholder return on common stock with the cumulative total returns of the S&P 500 Index and the S&P 500 Financials Index for two time periods: five years and since Ameriprise Financial became an independent, public company in 2005. The graphs track the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) to Dec. 31, 2024. P E R F O R M A N C E G R A P H *$100 invested on Dec. 31, 2019, and Oct. 1, 2005, in stock or index, including reinvestment of dividends. Source: Bloomberg. Fiscal year ending Dec. 31. The Standard & Poor’s 500 Index (S&P 500® Index), an unmanaged index of common stocks, is frequently used as a general measure of market performance. The Index reflects reinvestment of all distributions and changes in market prices, but excludes brokerage commissions or other fees. The S&P 500 Financials Index measures the performance of financial components of the S&P 500 Index. Past performance does not guarantee future results. It is not possible to invest directly in an index. Comparison of cumulative total return since becoming an independent, public company* Ameriprise Financial, Inc., the S&P 500 Index and the S&P 500 Financials Index 12 /1 9 12 /2 0 12 /2 1 12 /2 2 12 /2 3 12 /2 4 $350 $300 $250 $200 $150 $100 $50 $0 $2,500 $2,000 $1,500 $1,000 $500 $100 $0 9/ 05 12 /0 5 12 /0 6 12 /0 7 12 /0 8 12 /0 9 12 /1 0 12 /1 1 12 /1 2 12 /1 3 12 /1 4 12 /1 5 12 /1 6 12 /1 7 12 /1 8 12 /1 9 12 /2 0 12 /2 1 12 /2 2 12 /2 3 12 /2 4 Ameriprise Financial, Inc. S&P 500 Index S&P 500 Financials Index Exhibit 13